

RECEIVED
2010 JUN 28 A 10:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE





John
Keells
Group

JOHN KEELLS HOLDINGS PLC

Annual Report 2009/10



EUR
CELTIC SHELF
FRACTURE ZONE
FRACTURE ZONE
BISCAY ABYSSAL PLAIN
ADRIATIC SEA
BLACK SEA
MEDITERRANEAN SEA
MADEIRA ABYSSAL PLAIN
Tropic of Cancer
CAPE VERDE PLATEAU
RED SEA
FRICA
SIERRA LEONE RISE
SIERRA LEONE BASIN
GULF OF GUINEA
GUINEA BASIN
ASCENSION FRACTURE ZONE
PERNAMBUCO ABYSSAL PLAIN
ANGOLA BASIN
R I D G E
FRACTURE ZONE
MARTIN VAZ FRACTURE ZONE
Tropic of Capricorn
NAMIBIA ABYSSAL PLAIN
CAPE



CASPIAN SEA
PERSIAN GULF
INDUS FAN
BENGAL FAN
GULF OF TONKIN
GULF OF ADEN
ARABIAN BASIN
BAY OF
ENGAL
ANDAMAN SEA
ANDAMAN BASIN
GULF OF THAILAND
OWEN FRACTURE ZONE
CARLSBERG RIDGE
SOMALI BASIN
CEYLON PLAIN
COCOS BASIN
SUNDA SHELF
CHAGOS TRENCH
CENTRAL INDIAN RIDGE
MID - INDIAN OCEAN BASIN
NINETYEAST RIDGE
INVESTIGATOR RIDGE
JAVA SEA
JAVA TRENCH
MASCARENE BASIN
MASCARENE PLAIN
MADAGASCAR BASIN
EAST INDIAMAN RIDGE
BROKEN RIDGE
PERTH BASIN



SETTING THE PACE...

At John Keells Holdings we are pleased that the decisive actions and proactive strategies adopted over the years in the face of many uncertainties, have strongly positioned us to capitalise on the opportunities now presented by an emerging economy. For over a century, our products, services and interactions with society have touched the lives of many across Sri Lanka.

In this significant moment when all eyes are on Sri Lanka, John Keells Holdings is ready to set the pace and lead the way in to a new day.

Page

Group Highlights

Management Discussion and Analysis

People, Processes and Governance

Financial Information

Supplementary Information

GROUP HIGHLIGHTS



ABOUT US

John Keells Holdings PLC (JKH) is Sri Lanka's largest listed company, with business interests in Transportation, Leisure, Property, Consumer Foods & Retail, Financial Services and Information Technology, among others. Since its modest beginnings as a produce and exchange broker in the early 1870s, JKH has been known to constantly re-align, re-position and re-invent itself in pursuing growth sectors of the time. Our investment philosophy is based on a positive outlook, bold approach, commitment to delivery and flexibility to change. JKH is also committed to maintaining integrity, ethical dealings, sustainable development and greater social responsibility in a multi stakeholder context. Having produced superior returns for our shareholders and experienced significant growth, the Group's immediate phases of growth are fuelled by our vision - 'Building businesses that are leaders in the region'.

Our values

We are passionate about -

- Changing constantly, re-inventing and evolving
- Striving to get things right the first time
- Doing the right things always
- Constantly raising the bar
- Fostering a great place to work
- Building strong relationships based on openness and trust

JKH is -

- The largest capitalised company listed on the Colombo Stock Exchange
- The first Sri Lankan company to be listed overseas - Global depository receipts listed on the Luxembourg Stock Exchange
- AAA (lka) credit rated by Fitch Ratings Lanka Ltd
- A full member of the World Economic Forum
- A member of the UN Global Compact



John Keells Holdings
Industry groups
Transportation
Leisure
Property
Consumer Foods & Retail
Financial Services
Information Technology
Other
Sectors
Ports & Shipping
Transportation
Hotel Management
City Hotels
Resort Hotels
Destination Management
Property Development
Real Estate
Consumer Foods
Retail
Insurance
Banking & Leasing
Stockbroking
IT Services
Office Automation
IT Enabled Services
Plantation Services
John Keells Capital
John Keells Social Responsibility Foundation
Centre functions
Corporate Communications
Corporate Finance & Strategy
Group Finance
Group Risk & Control Review
Group Tax
Group Treasury
Human Resources
Legal & Secretarial
New Business Development & Group Initiatives
Strategic Group Information Technology
Sustainability

OPERATING HIGHLIGHTS AND SIGNIFICANT EVENTS

April 2009

At the conclusion of the mandatory offer for the purchase of shares of Union Assurance PLC, JKH's effective stake increased to 80.6 per cent.

JKH was included in a new stock market index for the South Asian region known as SAFE 100 which was jointly launched by Dow Jones and the South Asian Federation of Exchanges (SAFE). The Index measures the performance of the 50 largest Indian stocks and the 50 largest stocks trading in Bangladesh, Mauritius, Pakistan and Sri Lanka.

May 2009

The John Keells Group released its first stand-alone Sustainability Report for 2008/09, verified by Det Norske Veritas AS, which is in adherence to the Global Reporting Initiative (GRI-G3) framework.

August 2009

JKH was ranked first by the Business Today magazine's 'Top 10' Corporate awards for 2007/08.

September 2009

Forbes Asia magazine included JKH in its latest listing of the best 200 Asia Pacific companies earning revenues under a billion dollars a year. JKH was the only Sri Lankan company to be featured in this list.

Trans Asia Hotel was re-branded and re-launched as Cinnamon Lakeside Colombo after undergoing a Rs. 444 million refurbishment.

November 2009

Beruwela Holiday Resorts (Pvt) Ltd, a fully owned subsidiary of International Tourists & Hoteliers Ltd (ITH), purchased a 4.6 acre block of land adjoining the existing property of ITH in Beruwela.

The 2008/09 Sustainability Report of JKH won the gold for Corporate Social Responsibility reporting at the Annual Report awards organised by the Institute of Chartered Accountants of Sri Lanka.

December 2009

JKH, through John Keells Capital, purchased a 24.6 per cent stake in Central Hospital (Private) Limited for an investment of Rs. 900 million.

January 2010

Trinco Holiday Resorts (Pvt) Ltd, a fully owned subsidiary of John Keells Hotels PLC, commenced the refurbishment of Club Oceanic Hotel in Trincomalee, to be launched in May 2010 as the first resort of four star quality on the east coast of Sri Lanka.

February 2010

JKH was placed joint runner up in the large company category at the ACCA awards for Sustainability Reporting 2009.

March 2010

The market capitalisation exceeded USD 1 billion.

JKH acquired 8.4 million ordinary shares of Nations Trust Bank through the conversion of warrants with an investment of Rs. 251.6 million, thereby maintaining its percentage stake in the bank.

JKH invested Rs. 1.95 billion in the John Keells Hotels PLC (KHL) 1:3 rights issue whilst divesting 150 million of its rights. At the conclusion of the rights issue, JKH owns 82.9 per cent of KHL with the effective stakes in companies held by KHL also being revised accordingly. The proceeds recieved by KHL amounting to Rs. 3.64 billion are earmarked to fund the expansion of the resort hotel sector.

South Asia Gateway Terminals handled a record 182,000 TEUs during the month which is the highest ever handled in a month at the terminal.

FINANCIAL ACHIEVEMENTS & GOALS

Indicator (%)	Goal	Achievement (as at 31 March)		
		2010	**2009**	**2008**
EBIT growth	>20	**(1.0)**	(2.6)	34.0
EPS growth (fully diluted)	>20	**11.5**	(5.5)	32.2
Cash EPS growth (fully diluted)	>20	**53.6**	(17.2)	26.9
Return on capital employed (ROCE)	18	**10.8**	12.0	13.9
Return on equity	20	**10.9**	10.6	12.5
Net debt (cash) to equity	50	**(2.5)**	9.9	1.1

FINANCIAL HIGHLIGHTS

YEAR AT A GLANCE

Year ended 31 March		2010	2009	Change %	2008
Group revenue	Rs. million	**47,980**	41,023	17	41,805
Group revenue - including associates	Rs. million	**57,986**	52,269	11	51,428
Group profit before interest and tax	Rs. million	**7,908**	7,986	(1)	8,197
Group profit before tax	Rs. million	**6,538**	6,291	4	6,579
Group profit after tax	Rs. million	**5,552**	4,965	12	5,525
Group profit attributable to shareholders	Rs. million	**5,201**	4,732	10	5,119
Dividends *	Rs. million	**1,844**	1,883	(2)	3,176
Diluted earnings per share	Rs.	**8.38**	7.52	11	7.96
Cash earnings per share	Rs.	**12.04**	7.84	54	9.47
Interest cover	No. of times	**5.8**	4.7	23	5.1
Return on equity (ROE)	%	**10.9**	10.6	2	12.5
Pre-tax return on capital employed (ROCE)	%	**10.8**	12.0	(10)	13.9
Balance sheet highlights and ratios					
Total assets	Rs. million	**98,658**	92,140	7	70,950
Total debt	Rs. million	**17,453**	21,597	(19)	12,667
Net debt (cash) **	Rs. million	**(1,379)**	4,973	(128)	553
Total shareholders' funds	Rs. million	**49,832**	45,506	10	43,397
No. of shares in issue	millions	**619**	611	1	636
Net assets per share	Rs.	**80.4**	74.4	8	68.2
Debt / equity	%	**31.0**	42.8	(28)	26.3
Net debt (cash) / equity **	%	**(2.5)**	9.9	(125)	1.1
Debt / total assets	%	**17.7**	23.4	(25)	17.9
Market/shareholder information					
Market price of share as at 31 March (actual)	Rs.	**184.00**	62.75	193	119.75
Market price of share as at 31 March (diluted)	Rs.	**184.00**	62.75	193	118.77
Market capitalisation	Rs. million	**113,983**	38,362	197	76,160
Enterprise value **	Rs. million	**112,604**	43,336	160	76,713
Total shareholder return	%	**198.0**	(44.7)	(543)	(19.0)
Price earnings ratio (PER) (diluted)	No. of times	**21.9**	8.3	163	14.9
Dividend payout	%	**38.5**	42.0	(8)	81.0
Dividend per share	Rs.	**3.0**	3.0	0	5.0
Dividend yield	%	**1.6**	4.7	(65)	4.8
Other					
Economic value generated	Rs. million	**55,678**	48,220	15	46,913
Economic value distributed	Rs. million	**50,042**	43,376	15	43,370
Employees	Rs. million	**6,138**	5,544	11	5,005
Government	Rs. million	**2,913**	2,781	5	2,453
Others	Rs. million	**40,991**	35,051	17	35,912
Economic value retained	Rs. million	**5,636**	4,844	16	3,543
Total employees (excluding associates)	Number	**10,885**	10,501	4	9,992

* *Cash dividends paid during the year*

** *Customer advances in the Property Development sector and Union Assurance life fund investments have been excluded*

CHAIRMAN'S MESSAGE

Although our overall financial results in 2009/10 exceeded our previous year's results and well exceeded our original expectations, what was most pleasing was that our profit after tax in the third and the fourth quarters of 2009/10 grew against the corresponding quarters of 2008/09 by 57 per cent and 35 per cent respectively. This positive momentum, when viewed together with the political, economic and business stability which have been attained following the clear and overwhelming electoral mandate received by His Excellency the President and his Government, gives us the confidence to state that Sri Lanka is on the threshold of unprecedented development and your Group is well positioned, both in terms of organisational and financial capability, to play an important role in this national journey.

The key financial highlights for the year 2009/10, which are discussed in greater detail in the Management Discussion and Analysis section of the report, are as follows.

- Group revenue increased by 17 per cent to Rs.47.98 billion
- Group profit before tax (PBT) increased by 4 per cent to Rs. 6.54 billion
- Group profit after tax (PAT) attributable to equity holders increased by 10 per cent to Rs.5.20 billion
- Cash EPS increased by 54 per cent to Rs. 12.04
- Total shareholder return was 198 per cent
- Net cash flow from operating activities increased by 136 per cent to Rs. 9.79 billion
- Return on equity was 10.9 per cent compared to 10.6 per cent in the previous year

Although these results, by themselves, are satisfactory in the context of a turbulent first half, which was recovering from a global financial crisis, a recession and the residual impacts of a 30 year conflict; and a buoyant second half that responded positively to the new environment, I believe that your Group has the potential to significantly exceed the 2009/10 performance in the immediate future. Its sustainability in the medium to long term, however, can only be achieved by making the bold moves which defy the assumptions that we have clung to in the past and by being more innovative in our thoughts, plans and actions in catering to a fast paced and dynamic economic and business environment of the future. This is a situation radically different to the very difficult, and uncertain, political, economic and business climates of the past where planning was a nightmare and survival was the order of the day. We have to think positively and think big and our highest priority this year is to meaningfully reinforce the 'nothing is impossible' attitude which has been a hallmark of the JKH culture and to give greater impetus to the creation of an enabling environment where innovation is encouraged.

Given that a more detailed analysis of our industry groups/segments is available elsewhere in the Annual Report, I will restrict myself to discussing the highlights of 2009/10 and a high-level outlook for each one of them.

Transportation remained the main contributor to the Group's after tax profits, contributing 41 per cent to the Group's profitability with a PAT of Rs. 2.28 billion, an increase of 38 per cent [2008/09: Rs. 1.66 billion]. The industry group contributed 20 per cent to the Group's revenue. The group's profits were mainly driven by the operations of South Asia Gateway Terminals (SAGT), at the Colombo port, where the throughput grew 7 per cent year on year to 1.88 million TEUs primarily due to the significant growth in demand from key customers. With the anticipated growth in infrastructure projects and trade volumes and the accelerated development in the north and east, the outlook for the Ports, Shipping and Logistic businesses are bullish. In the airlines segment, the expected growth in passenger and cargo volumes will more than compensate for the increase in competition with the advent of new airlines operating into Sri Lanka.

Leisure recorded a significantly improved performance with tourist arrivals increasing consequent to the end of hostilities. Overall, the Leisure industry group contributed 24 per cent to the Group's revenue and 18 per cent of the Group's profitability with a PAT of Rs. 973 million, this being a sevenfold increase over 2008/09 [2008/09: Rs. 128 million]. In anticipation of a rejuvenated Leisure industry in Sri Lanka, a total of over Rs. 6 billion has already been invested and/or committed by the Group. The Trans Asia Hotel was refurbished and relaunched as Cinnamon Lakeside in September 2009; the Club Oceanic in Trincomalee was refurbished, rebranded and launched as Chaaya Blu in May 2010; the south wing of the Cinnamon Grand Hotel, comprising of 254 rooms, was refurbished and reopened in May 2010; 4 acres of land was acquired next to the former Hotel Bayroo giving us a contiguous block of 10 acres on the prime Beruwala beach front on which we will construct a 190 room hotel to operate under the Chaaya brand in 2012/13; Cinnamon Lodge, Habarana will be upgraded and reopened in July 2010 and launched as a five star property in November 2010; initial work for the complete upgrade of Coral Gardens, Hikkaduwa has begun and it will be launched under the Chaaya brand in 2011. In the Maldives, all the resorts, with the exception of Cinnamon Island Alidhoo, performed creditably despite a drop in tourist arrivals to the country. We will use our partner networks, and track record, to improve on the Maldivian performance in the current year. In keeping with our goal to provide uncompromised customer satisfaction, the Chaaya Lagoon, Hakuraa will be refurbished during the summer of 2010. As you are aware, John Keells Hotels (KHL) successfully completed a rights issue of 1:3 at Rs. 10, raising approximately Rs. 3.64 billion to part finance the aforesaid expansions and refurbishments in the resort sector. Apart from the substantial sums already invested and committed, as detailed above, we also plan to expand our Leisure portfolio by aggressively investing in this sector.

The Property industry group contributed 3 per cent to the Group's revenue and 6 per cent to the Group's after tax profitability with Rs. 342 million for the year, a 30 per cent decline [2008/09: Rs. 486 million]. During the year in review the profits from 'The Monarch', which was a major contributor last year, were absent as the project has now been completed. The construction of 'The Emperor' is continuing albeit slightly delayed due to the heavy security arrangements which were previously in place. There has been renewed interest in apartments in recent months and we are currently reviewing the plans that were shelved when demand was sluggish and are revisiting our strategy to develop the Group's substantial land bank in Colombo.

The Consumer Foods & Retail industry group contributed 33 per cent to the Group's revenue and 2 per cent to the Group's after tax profitability with Rs. 88 million, this being a 28 per cent decline compared to the previous year [2008/09: Rs. 121 million]. While the Beverages and Frozen Confectionary businesses recorded a PAT increase of 15 percent due to increased volumes in the North and the East and the Retail business, which saw a significantly improved performance on the back of more effective back office processes, an increase in footfall and improved gross margins in spite of a flat average basket value, the industry group profits were negatively impacted by losses in the processed meats business in India. We firmly believe in the potential of the Indian market for processed meats as modern retailing and the cold chain expand. Whilst we attribute the losses partially to the learning curve in India, we have reviewed our entire operating model and have adopted one that we think is better suited in achieving our objectives in the medium term. Looking forward, in the current year, we will expand our range of ice cream products, rejuvenate and revitalise our brand and product portfolio. In the Retail sector we will continue to increase our supermarket footprint in key selected locations.

Financial Services reported a PAT of Rs. 530 million, an increase of 56 per cent compared to last year [2008/09: Rs. 339 million]. The impressive performance of our stock broking arm on the back of renewed activity in the Colombo Stock Exchange, combined with the steady performance of our banking associate, Nations Trust Bank (NTB), and our insurance subsidiary, Union Assurance (UA) contributed 11 per cent of the Group's revenue and 10 per cent of the Group's profitability. Our focus this year will be to differentiate both NTB and Union Assurance from their competitors. As a first step towards this, Union Assurance was rebranded in 2010.

Information Technology recorded a PAT of Rs. 18 million in the current year compared to the loss of Rs. 167 million in the previous financial year. The industry group contributed 3 per cent to the Group's revenue and 0.3 per cent to the Group's after tax profitability. The India based BPO operations became profitable during the year. The Chicago based BPO operations, although still showing a loss, recorded a significantly improved performance during the year and is well set to achieve a positive position in 2010/11. The outlook for the Indian operations is positive, with many client acquisitions in the offing. Other positive developments in the sector include the introduction of new products, catering to the hotel industry and the airline industry by the software development business and new product distribution through the office automation segment. We expect 2010/11 to be a growth year as we make efforts to increase our presence in overseas markets with new developed solutions and expand our range in the office automation business via our relationships with Toshiba and Samsung.

Plantation Services, which is included under 'Other' in our segment report, recorded a PAT of Rs. 275 million which is a 5


"...our highest priority this year is to meaningfully reinforce the 'nothing is impossible' attitude which has been a hallmark of the JKH culture and to give greater impetus to the creation of an enabling environment where innovation is encouraged"

per cent contribution to the Group's profitability. The PAT increase of 56 percent [2008/09: Rs. 177 million] was mainly a result of higher tea and rubber prices in the international markets and increased efficiency and effectiveness of our internal processes.

The results in this segment also include the capital profit arising from the sale of the KHL rights. We also acquired a stake of 24.6 per cent in Central Hospital (Private) Limited through John Keells Capital. Overall, the 'Other' segment contributed 6 per cent to Group revenue and 24 per cent to the Group's profitability.

As has been stated time and again in my previous messages, our performance during the year and our achievements in the past would not have come about if not for the efforts of the women and men of JKH, our most valued asset. To all of them, we say Thank You. Some of the tough steps, we took in the past, particularly in aligning our remuneration and rewards to stakeholder interests, now make a lot of sense and it is those decisive actions, of yesterday, which stand us in good stead, today, at a time when we face an exciting future. We also attach great importance to the continuous review of our operating, financial and accounting processes and our information technology systems. Decisions on IT investments are primarily user driven and are made from a perspective of 'must have' as opposed to 'nice to have'. The Power of People and Processes and the Corporate Governance sections of this report describe in greater detail the 'way we do things at JKH' and evidence the invisible value of these soft assets. I have no doubt that we have the organisational capability to deliver well beyond anything seen in the past. Whilst on the subject of processes, I am pleased to advise you that the Group is readying itself to adopting the new and revised Sri Lanka Accounting Standards (SLAS) when it converges with the International Financial Reporting Standards (IFRS). The Institute of Chartered Accountants of Sri Lanka has announced that they will be converging with IFRS with effect from the financial years commencing 1 January 2011. It is important to note that, while there will be a change in the reporting formats, there will be no change to the way we operate our businesses. The emphasis will, as has been the case in the past, continue to be on cash flows.

Our Group pursues its business goals under a stakeholder model of business governance. As per this model, we have taken specific steps, particularly, in ensuring the conservation of our natural resources and environment. These steps have been encapsulated in our sustainability programme which was launched last year and has since progressed significantly. Our separate Sustainability Report details such progress. I am extremely pleased to inform you that Det Norske Veritas AS (DNV) has confirmed that our Sustainability Report meets the general content and quality requirements of the Global Reporting Initiative (GRI) G3 and that it has met the Application Level B+ of the GRI requirements. The 2009/10 Sustainability Report is also the first in the country to obtain a 'GRI level check' which reaffirms the report's compliance with the GRI guidelines. In the meanwhile, our corporate social responsibility work continues to flourish under the aegis of the John Keells Social Responsibility Foundation. The Foundation looks to improve the lives of communities touched by our businesses by mustering the energies and commitment of the very people involved in these businesses, with particular emphasis on education, health, environment, community and livelihood development, arts and culture and disaster relief. It is very heartening to recognise that our Group employees have shown great enthusiasm in readily volunteering in many of these Group CSR projects. In the year 2009/10, our CSR projects included:

- 57 HIV/Aids awareness sessions where a total of 6,550 people across the island were educated
- 608 cataract operations and donation of 703 reading glasses as part of the cataract project aimed at assisting deserving individuals to regain their vision
- 360 final year undergraduates at 'The final step' - a project to develop soft skills in graduates from the University of Moratuwa, Sri Lanka
- The award of merit based and need based scholarships along with English language training to undergraduates in the University of Moratuwa's Transport and Logistics degree programme
- 1,628 students who were registered for 'English for Life' in two intakes covering 11 Districts in Sri Lanka
- The successful completion of the Halmillawe Village Adoption Project in the North Central Province of Sri Lanka after undergoing a 5-year transformation, which significantly improved the quality of life in the village.

In closing, it is noteworthy that Sri Lanka was one of the few economies to record a positive growth in 2009/10 despite the residues of the conflict, the global financial crisis and the recession. For Sri Lanka, the equation has changed dramatically with the end of the war and double digit growth is a real possibility if the right enabling environment is created. We believe that, whilst the government has a major role in creating such enabling environment, the private sector must play its part more proactively.

I would like to thank my colleagues on the Board for their guidance and support.

Finally, on behalf of the Board and everyone in the John Keells Group, I wish to thank all of you, our stakeholders, for the support that you extended to us during the past year and I look to your faith in and support for the exciting plans that we have for the coming years.



Susantha Ratnayake
Chairman

21 May 2010

MANAGEMENT DISCUSSION AND ANALYSIS

CONSUMER FOODS & RETAIL
PROPERTY
INFORMATION TECHNOLOGY
OTHER INCLUDING PLANTATION SERVICES
FINANCIAL SERVICES
LEISURE

CONSOLIDATED GROUP PERFORMANCE

Summary of key income statement items
(Rs. million)

Item	2009/10	2008/09	Change	Change %	Explanatory highlights for YoY changes
Revenue	**47,980**	41,023	6,957	17	• The impact of consolidating UA revenues over the entire year as opposed to one month, coupled with an increase in UA revenues • Increase in revenues of Leisure and JMSL • Lower revenue at LMS due to lower oil prices
Share of associate company profits	**2,556**	2,340	206	9	• Increased share of profits from SAGT and NTB
Other operating income	**5,021**	3,735	1,286	34	• Consolidation impact of UA as explained above • Gain on disposal of KHL rights • Offset by reduction in interest income at the holding company
Distribution expenses	**(2,067)**	(1,588)	(479)	(30)	• Consolidation impact of UA • Increased marketing and distribution costs in JKFI
Administrative expenses	**(7,218)**	(6,050)	(1,168)	(19)	• Consolidation impact of UA • Expenses in other industry groups broadly in line with last year
EBIT	**7,908**	7,986	(78)	(1)	• Significant increase in Leisure due to the turnaround in Sri Lankan operations and improvement in the Maldives • Increase in Financial Services due to improved performances of JKSB, NTB and UA • Offset by reduction in interest income at the holding company
Finance expenses	**(1,370)**	(1,695)	325	19	• Reduction in rupee interest rates and levels of debt had a positive impact on overall finance expenses in all industry groups
Tax expense	**(985)**	(1,327)	342	26	• Last year's tax expenses include the one-off tax impact of LMS
Profit for the period	**5,552**	4,965	587	12	• Better perfomance of Group companies

Note: LMS - Lanka Marine Services; NTB - Nations Trust Bank; SAGT - South Asia Gateway Terminals; EBIT - earnings before interest and tax; JMSL- JayKay Marketing Services (Keells Super); JKFI - John Keells Foods India; JKSB - John Keells Stockbrokers; UA - Union Assurance

OVERVIEW

The performance of the Group during the year under review was steady amidst improved sentiment and economic conditions on account of the end to the three decade long conflict in Sri Lanka. The performance of the Group is discussed in detail later within this section and also under the Industry Group Analysis section of the Annual Report. The impact of certain macro economic factors affecting the Sri Lankan economy and the Group are discussed below and in detail under the Sri Lankan Economy in the Supplementary Information section of this report.

Growth

The year 2009 saw reduced GDP growth of 3.5 per cent (as against 6.0 per cent in the previous year) on account of the continued impacts of the global economic crisis, recession and the residual effects of the conflict. Whilst the conflict ended during the year, the pick up in growth in the economy had a lag effect as expected, which is evident with higher third and fourth quarter GDP growth.

Inflation and interest rates

The point to point inflation as at March 2010 was recorded at 6.3 per cent as against 5.3 per cent in the previous year. As a result of muted inflation figures throughout the latter portion of the year, the annual average inflation dropped drastically to 3.2 per cent in March 2010 as opposed to 18.6 per cent in the previous year. This drastic fall was aided by the reduction in commodity prices globally and locally, on account of increased supply, coupled with favourable base effects. This enabled the Central Bank of Sri Lanka to reduce its policy rates and withdraw the penal rate resulting in a drop in benchmark rates by almost 700 basis points during the year. As a result, the average weighted prime lending rate (AWPLR) reduced to 10.74 per cent by March 2010 as against 19.16 per cent in the previous year. Similarly, the treasury bill and bond rates as well as the other benchmarks fell in line with the policy rate cut and inflation outlook. This had a positive impact on companies within the Group with rupee denominated debt. The availability of credit due to high excess liquidity in the market also helped certain companies to reduce their borrowing cost.

On a global front, most developed economies led by the US seem to be on the recovery track. Whilst the US has seen a pick up in growth, muted inflation and continued concerns on improving credit have led the US Federal Reserve (Fed) to maintain its policy Fed Funds rate at 0.25 per cent. As a result, the benchmark London interbank offered rate (LIBOR) remained flat throughout the year with a slight uptick towards March 2010 on expectations of a global recovery. The Fed has maintained its policy stance that interest rates are expected to be low for a continued period of time. With LIBOR being flat at relatively low levels, the cost of US dollar denominated debt of the Group, consisting primarily of the International Finance Corporation (IFC) loan at a holding company level and debt in the Maldives, has reduced.

Exchange rate

The end of the conflict had a positive impact on the outlook for the Sri Lankan rupee and the foreign currency reserve position of the country. Post the end of the conflict, the International Monetary Fund (IMF) granted Sri Lanka a standby facility for USD 2.6 billion to be disbursed over eight tranches. The confidence emanating from the granting of this facility as well as the optimism and expectations for the country resulted in strong capital inflows into the country.

At the end of the conflict, the country had reserves of approximately USD 1.3 billion with the exchange rate at about Rs. 118 to the US dollar. By January 2010, the reserves position had improved to approximately USD 5.1 billion. The rupee was at 114 to the US dollar as at 31 March 2010. This sharp appreciation was aided by the continued inflow of US dollars into the country on account of investments in government securities, growth in remittances and a positive trade surplus on account of sharply reduced imports. Considering the foreign currency denominated inflows of most industry groups, the appreciation of the rupee does not favour the Group. Measures were taken to counter the appreciation of the rupee by covering anticipated inflows through forward contracts, yielding positive results. The appreciation of the US dollar against cross currencies such as the British pound and the euro also had an impact on the destination management and property development businesses, as discussed in the Industry Group Analysis section of the Annual Report.

REVIEW 2009/10

Revenue

In the year under review, Group revenue increased by 17 per cent to Rs. 47.98 billion [2008/09: Rs. 41.02 billion]. This increase was primarily due to the consolidation impact of the revenues of Union Assurance (UA) for the full year as opposed to only one month of revenues in the last year. The revenues of Leisure and Consumer Foods & Retail also increased significantly during the year. Group revenue, inclusive of associate company revenue, increased 11 per cent to Rs. 57.99 billion [2008/09: Rs. 52.27 billion]. The revenue composition of the Group changed as seen in the graph below with reduced contribution from Transportation at 24 per cent. The contribution of Financial Services increased to 16 per cent as against 11 per cent in the previous year. With a revenue contribution of 27 per cent, Consumer Foods & Retail is the largest contributor to Group revenue.

Revenue composition
(Percentage)



5
5
24
16
2010
20
27
3
5
5
11
30
2009
27
19
3
Transportation
Leisure
Property
CF&R
Financial Services
IT
Other

Earnings before interest and tax

Group earnings before interest and tax (EBIT) marginally fell to Rs. 7.91 billion as against Rs. 7.99 billion due to last year's EBIT being inclusive of the capital gain of Rs. 1.03 billion from the sale of the shares of Associated Motorways PLC (AMW) and the negative goodwill on account of the UA acquisition. This was partially compensated by the gain on the sale of a portion of the John Keells Hotels rights.

As seen in the graph on EBIT composition, Transportation continues to be the leading industry group contributor to EBIT led by the contribution from the Ports & Shipping sector. The Leisure contribution to EBIT increased to 19 per cent in the current year as against 8 per cent in the previous year. It is noteworthy to mention the positive EBIT contribution of Information Technology as against a negative EBIT contribution in the previous year, led by steady performances by the Office Automation sector and improved contribution from the Indian based BPO operations. Consumer Foods & Retail (CF&R) and Property both recorded lower EBIT contributions. Even though the Retail sector saw an improved EBIT for the year, the EBIT of CF&R as a whole was negatively impacted by the significant losses in processed meats in the Indian operations. While the Consumer Foods sector recorded increases in its gross profits, the administrative and distribution costs of the processed meats business in India was a significant drain on EBIT. The EBIT contribution of Property reduced due to a reduction in other income, which included a gain on revaluation of investment property in the previous year.

Group EBIT composition
(Percentage)


30
30
2010
0
11
5
5
19
(1)
29
2009
45
8
7
6
6
Transportation Leisure Property CF&R
Financial Services IT Other

The reduction in interest rates and the reduction of excess cash due to investments resulted in reduced interest income at the holding company. The benefits accruing from these investments are expected to offset this impact, albeit with a lag effect.

Group EBIT and EBIT margins


Rs. Mn.
10,000
7,500
5,000
2,500
0
14.7%
15.7%
15.9%
15.3%
13.6%
2005/06
2006/07
2007/08
2008/09
2009/10
EBIT — EBIT margins

EBIT margins

As illustrated, the EBIT margin of the Group fell to 13.6 per cent as against 15.3 per cent in the previous year due to the aforementioned reasons. Encouragingly, as seen in the table on the industry group EBIT margins, the EBIT margins of some key industry groups recorded an increase as against the previous year with Leisure in particular recording a significant increase.

Industry group EBIT margins

%	2009/10	2008/09	2007/08
Transportation	16.9	15.2	18.6
Leisure	12.9	6.5	11.5
Property	24.0	33.7	34.5
Consumer Foods & Retail	2.6	3.5	5.1
Financial Services	9.0	8.1	10.8
Information Technology	0.6	(4.3)	4.3
Other	83.6	131.7	41.5
Overall Group	13.6	15.3	15.9

Finance expenses

On the back of reducing interest rates in Sri Lanka, the finance expense of the Group declined to Rs. 1.37 billion [2008/09: Rs. 1.70 billion]. Other, which includes Plantation Services, accounted for a majority of the finance expense of the Group primarily due to the holding company term loan from the IFC. Leisure was also a significant contributor towards finance expenses as a result of its borrowings in the Maldives. The finance expense of Leisure did not reduce as significantly as with the rupee borrowings, as these loans are linked to LIBOR rates where the reduction was not as marked as the local rates. The interest cover of the Group increased to 5.8 times as against 4.7 times in the previous year, on account of the reduction in finance expenses.

Finance expenses composition
(Percentage)


2
34
54
2010
1
10
(1)
3
29
2009
55
0
13
Transportation Leisure Property CF&R
Financial Services IT Other

Finance expenses and interest coverage


Rs. Mn.
2,000
1,500
1,000
500
0
9.2
5.1
4.7
4.7
5.8
2005/06
2006/07
2007/08
2008/09
2009/10
Finance expenses — Interest cover

Taxation

Group tax expense fell by Rs. 342 million to Rs. 985 million [2008/09: Rs. 1.33 billion]. The effective tax rate on Group profits reduced to 15.1 per cent from 21.1 per cent in the previous year. This exceptional drop was due to the comparative for last year including the tax impact on LMS arising out of the judgment of the Supreme Court of Sri Lanka. In addition, the effective tax rate benefited as a result of the tax-exempt interest income and capital gains on bond investments at the holding company. However, even after the adjustment for LMS and the holding company, the effective tax rate of the Group has declined marginally to 18.5 per cent as against 19.1 per cent in the previous year.

Further details on the tax impacts and contingent liabilities of the Group can be found in the Notes to the Financial Statements of the Annual Report.

Profit after taxation

Group profit after taxation (PAT) increased by 12 per cent to Rs. 5.55 billion [2008/09: Rs. 4.96 billion]. All industry groups made positive contributions to PAT with Transportation, Leisure and Financial Services being the primary contributors with Rs. 2.28 billion, Rs. 973 million and Rs. 530 million respectively. 'Other', including Plantation Services, had a PAT of Rs. 1.32 billion [2008/09: Rs. 2.40 billion] with contributions from Plantation Services and the holding company. The holding company contribution to PAT was primarily on account of interest income. The previous year's PAT of the holding company included the one-off capital gain on the sale of AMW and negative goodwill on the acquisition of UA.


Net profit and net profit ratio
Rs. Mn.
6,000
4,500
3,000
1,500
0
9.3%
9.1%
10.0%
9.1%
9.0%
2005/06
2006/07
2007/08
2008/09
2009/10
Net profit
Net profit %

Minority interest

Minority interest (MI) increased to Rs. 351 million [2008/09: 232 million] primarily on account of the increase in profits from Financial Services, City Hotels and Plantation Services. However, the MI share of profits of Property and Consumer Foods & Retail declined due to lower profit contributions as discussed in the industry group reviews.

Profit attributable to equity holders of the parent

The profit attributable to equity holders of the parent increased by 10 per cent to Rs. 5.20 billion [2008/09: Rs. 4.73 billion]. The net profit margin of the Group was 9.0 per cent as against 9.1 per cent in the previous year.

Although the profit after tax for the year increased by only 10 per cent as against the previous year, the third and fourth quarter performances demonstrate the profit generation potential of the Group. Whilst the fourth quarter has historically been a strong quarter, the strength of profit growth witnessed is nevertheless encouraging.

As illustrated in the table below, the positive trend in performance is more evident in Leisure and Transportation.

(Rs. million)	FY 2009/10				
	Q1	Q2	Q3	Q4	Total
Net turnover	10,067	11,234	12,754	13,925	47,980
PBT	959	905	1,503	3,171	6,538
Transportation	529	627	506	704	2,366
Leisure	(47)	(127)	333	852	1,011
Property	34	71	69	204	378
CF&R	41	50	77	120	288
Financial Services	217	165	353	133	868
IT	(32)	(3)	4	45	14
Other	217	122	161	1,112	1,612
Profit attributable to equity holders	650	575	1,139	2,837	5,201
Total assets	92,647	93,007	94,720	98,658	98,658
Total equity	50,257	50,871	51,703	56,262	56,262
Total debt	21,145	20,172	19,088	17,453	17,453

Contribution to Sri Lankan economy

The economic value statement of the Group has been compiled under the Global Reporting Initiative (GRI) guidelines. The economic value statement as per the GRI indicator EC1 - direct economic value generated and distributed, is available in the Financial Reports section of the Annual Report. The direct economic value generated during the year was Rs. 55.68 billion [2008/09: Rs. 48.22 billion]. This comprised primarily of revenue, interest income, share of results of associates and profit on sale of assets. The corresponding economic value distributed was Rs. 50.04 billion [2008/09: Rs. 43.38 billion]. This comprised of Rs. 43.53 billion as operating and employee related costs [2008/09: Rs. 36.75 billion], and a further Rs. 3.57 billion as payments to providers of funds [2008/09: Rs. 3.81 billion]. The Group contributed a total of Rs. 2.91 billion as payments to government [2008/09: Rs. 2.78 billion], primarily on account of taxes. The economic value retained, comprising of profit after dividends, depreciation and amortisation was Rs. 5.64 billion [2008/09: Rs. 4.84 billion] which has been retained for investment/growth.

Return on capital employed and return on equity

The return on capital employed (ROCE) dropped to 10.8 per cent as against 12.0 per cent in the previous year. Group capital employed as at 31 March 2010 increased marginally by 2 per cent to Rs. 73.71 billion [2008/09: Rs. 72.06 billion]. However, the average capital employed increased by 10 per cent to Rs. 72.89 billion [2008/09: Rs. 66.45 billion]. The drop in ROCE was due to flat EBIT, on account of reasons discussed before, and an increase in the average capital employed. Further details on industry group-wise ROCE can be found in the Industry Group Analysis and Portfolio Movement and Evaluation sections of the Annual Report.


Industry group - wise ROCE comparison
(Percentage)
Transportation
17.3%
19.1%
Leisure
5.4%
2.4%
Property
6.7%
10.3%
Consumer Foods & Retail
9.9%
11.3%
Financial Services
14.2%
12.8%
IT
1.1%
(7.3)%
ROCE (%)
-10
-5
0
5
10
15
20
25
2009/10
2008/09

	ROCE	=	EBIT margin	x	Asset turnover	x	Assets/ (debt+equity)
2009/10	**10.8%**	=	**13.6%**	x	**0.61**	x	**1.31**
2008/09	12.0%	=	15.3%	x	0.64	x	1.23

Return on equity (ROE) increased to 10.9 per cent compared with 10.6 per cent in the previous year. The return on assets at 5.8 per cent was lower than last year.

	ROE	=	ROA	x	CEL	x	CSL
2009/10	**10.9%**	=	**5.8%**	x	**0.94**	x	**2.00**
2008/09	10.6%	=	6.1%	x	0.95	x	1.83


ROCE vs ROE
(Percentage)
16.5
15.4
15.8
11.7
13.9
12.5
12.0
10.7
10.9
10.8
2005/06
2006/07
2007/08
2008/09
2009/10
ROCE
ROE

GROUP OUTLOOK

The overall outlook for the Group is positive with the anticipated 'peace dividend' due to the end of the conflict in Sri Lanka and an expected pick up in growth. The outlook and future plans of each industry group are detailed in the Industry Group Analysis section of the report. The following discussion focuses on the expected macro economic environment and resultant impacts and opportunities for the Group as a whole.

Inflation is expected to increase slightly in the current year, partly due to base effects and possible increases in commodity prices and demand driven inflation. The pace at which the global economy recovers will dictate the extent of commodity price increases. This impact, if any, could be partially offset by higher local food production. Whilst low interest rates may fuel demand driven inflation, the relatively slow pick up in private credit growth indicates a somewhat lagged effect. As such, while inflation is expected to pick up from current levels, forecasts indicate inflation at mid to high single digits towards the end of the year. As such, it is expected that Central Bank policy rates and resultant interest rates will not increase significantly from current levels.

Continued foreign currency inflows and anticipated continuity of same point towards a strong Sri Lankan rupee. Policy makers have indicated that exporters should prepare themselves for the possibility of an appreciating rupee. It is widely believed the rupee would appreciate from its current levels of Rs. 113.50-114.00 against the US dollar. Proactive strategies to manage the potential exposure are in place and will continue to be monitored to ensure the Group has minimum impact. The volatility of the British pound and the Euro due to on-going issues in these economies are causes for concern for some businesses, although not considered material at present in the context of the Group.

The recovery of the global economy is gaining traction. This is expected to lead to a rise in policy rates in the US, leading to interest rate increases at some point. This will have an impact on some of the US dollar denominated borrowings of the Group, although rates are still considered quite favourable at present. It is not expected that rate increases would be significant in the ensuing year.

The Sri Lankan economy is forecast to grow between 6-7 per cent in 2010, with the Central Bank growth forecast at 6.5 per cent. The end to the conflict and the opening up of the previously inaccessible North and East of the country is expected to spur growth. Continued increases in agricultural and fisheries production should result in growth in the agricultural sector of the economy. The resultant benefits in terms of disposable incomes will also have a positive impact on consumption. The conclusion of both the Presidential and Parliamentary elections has resulted in a stable government, that is now in a position to implement necessary reforms and infrastructure development. The benefits of anticipated growth in GDP to the businesses of the Group are outlined in the industry group reviews. The key opportunity for the Group will be its ability to take advantage of its balance sheet strength in being involved in large capital intensive projects and public-private partnerships. The Group is now ready to "set the pace" in leading growth in this new environment.

GROUP FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Summary of key balance sheet items
(Rs. million)

Item	2009/10	2008/09	Change	Change %	Explanatory highlights for YoY changes
Non current assets					
Property, plant and equipment	**29,989**	29,965	24	0	• Main increase of Rs. 753 million in PPE of City Hotels and Rs. 238 million in acquiring land in Beruwala • Above offset by depreciation charge of Rs. 1.74 billion
Investments in associates	**14,309**	12,980	1,329	10	• Investment of Rs. 900 million by JKH in CHL and Rs. 376 million in converting NTB warrants to shares
Current assets					
Inventories	**2,295**	2,254	41	2	• Increase in JMSL on account of higher revenues • Offset by reduction in Property and CCS
Trade and other receivables	**9,934**	9,028	906	10	• Increase in Leisure primarily on the back of enhanced revenues of Walkers Tours and Cinnamon Grand
Short term investments and cash in hand	**22,314**	17,400	4,914	28	• Increase in Leisure due to inflows from rights issue • Partially offset by a reduction in JKH due to infusion to KHL rights and CHL investment • Increase in investments of UA
Shareholders' funds	**49,832**	45,506	4,326	10	• Profit attributable to company of Rs. 5.20 billion, offset by dividend of Rs. 1.84 billion
Non current liabilities					
Insurance provision	**12,946**	11,026	1,920	17	• Insurance obligations pertaining primarily to life fund of UA. Increase due to interest income on life fund and addition of policy holders
Interest bearing borrowings	**10,539**	14,739	(4,200)	(28)	• Reduction due to Rs. 2.00 billion debenture of JKH falling due within 1 year • Movement of capital repayment commitments for the year on IFC, Maldivian and other debt into current liabilities
Current liabilities					
Trade and other payables	**8,867**	6,505	2,362	36	• Increase in Leisure and CF&R due to higher operating volumes
Current portion of interest bearing borrowings	**4,169**	1,818	2,351	129	• Movement of Rs. 2.00 billion debenture at JKH due in October 2010 • Addition of capital repayment as mentioned above
Bank overdraft	**2,576**	4,930	(2,354)	(48)	• Reduction in holding company overdraft used to fund investments last year • Drop in Leisure due to conversion of overdraft in Maldives to term loan

Note: PPE - Property plant and equipment; NTB - Nations Trust Bank; JMSL - JayKay Marketing Services (Keells Super); UA - Union Assurance; CCS - Ceylon Cold Stores; JKH - John Keells Holdings; IFC - International Finance Corporation; CF&R - Consumer Foods and Retail; CHL - Central Hospital; KHL - John Keells Hotels


Liquidity management
Rs. Mn.
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
2006
2007
2008
2009
2010
Cash and short-term investments
Current assets
Current liabilities

Balance sheet structure

Rs. Mn.

Assets | Liabilities

17,437 22,337 16,849 13,874
11,282 12,229 25,547
12,701 27,800 13,059
10,738 28,680 29,527 6,430 4,960 9,724
4,770
14,490
33,020 34,741 34,565 49,832 45,506 43,397

70,950 92,140 98,658 98,658 92,140 70,950

2007/08 2008/09 2009/10 2009/10 2008/09 2007/08

Assets
Cash, short term investments and other current assets
Inventory and receivables
Other non current assets
Property, plant & equipment and leasehold property

Liabilities
Current liabilities
Non current liabilities
Minority interest
Shareholders funds

BALANCE SHEET STRUCTURE

Total assets increased by Rs. 6.52 billion to Rs. 98.66 billion [2008/09: Rs. 92.14 billion] with increases seen primarily in cash and short term investments, and investments in associates.

Non current assets

Non current assets of the Group increased marginally by 1 per cent to Rs. 64.09 billion [2008/09: Rs. 63.42 billion]. Increases were primarily seen in investments in associates as a result of the investment in Central Hospital (Private) Limited (CHL) and the Group taking up its share of warrants in Nations Trust Bank, both investments amounting to a total of Rs. 1.38 billion.

Property, plant and equipment (PPE) was flat at Rs. 29.99 billion [2008/09: Rs. 29.97 billion]. The addition to PPE during the year was Rs. 1.78 billion. Primary increases were seen in Leisure on account of the refurbishment of the former Trans Asia Hotel, Cinnamon Grand, the former Club Oceanic Hotel and the purchase of land in Beruwala. These additions were offset by the depreciation charge of Rs. 1.74 billion during the year.

Working capital

Net working capital of the Group increased by Rs. 2.88 billion to Rs. 17.72 billion [2008/09: Rs. 14.84 billion] on account of an increase of Rs. 4.91 billion in short term investments and cash, partially offset by an increase of Rs. 2.36 billion in the trade and other payables of the Group. Short term investments and cash increases were primarily seen in the Leisure and Financial Services industry groups. Trade and other payables increased on account of an increase in hotel and destination management companies and the Retail sector on account of higher volumes, as well as in Property. In comparison, trade and other receivables increased by only Rs. 906 million primarily due to increases in Leisure.

Activity and liquidity

	2009/10	2008/09
Current ratio	2.1	2.1
Quick ratio	1.9	1.9
Net working capital (Rs. Mn)	17,717	14,845
Asset turnover	0.6	0.6
Capital employed (Rs. Mn)	73,715	72,064
Total debt (Rs. Mn)	17,453	21,597
Net debt (cash) (Rs. Mn)	(1,379)	4,973
Debt/equity ratio (%)	31.0	42.8
Net debt (cash)/equity ratio (%)	(2.5)	9.9
Long-term debt to total debt (%)	60.5	68.3
Debt/total assets (%)	17.7	23.4

CASH FLOW

Cash and cash equivalents increased by Rs. 7.06 billion to Rs. 19.56 billion [2008/09: Rs. 12.50 billion]. Net cash flow from operating activities increased to Rs. 9.79 billion as against Rs. 4.15 billion in the previous year. Net cash used in investing activities was Rs. 2.10 billion on account of purchase of PPE as outlined before and the investment in CHL. Net cash flow used in finance activities was Rs. 636 million on repayment of debt and dividends, offset by the proceeds from minority shareholders emanating from the rights issue of John Keells Hotels PLC.

LEVERAGE AND CAPITAL STRUCTURE

Capital structure

Total assets of Rs. 98.66 billion were funded by shareholders' funds (51 per cent), minority interest (6 per cent), long term creditors (26 per cent) and short term creditors (17 per cent). Long term funding of assets was Rs. 81.81 billion, amounting to 83 per cent of total assets.

Debt

The total debt of the Group declined by Rs. 4.15 billion to Rs. 17.45 billion [2008/09: Rs. 21.60 billion]. The Group was in a net cash position of Rs. 1.38 billion due to the reduction in debt coupled with an increase in short term investments and cash. The debt to equity ratio of the Group was 31.0 per cent as compared to 42.8 per cent in the previous year. Total term debt of the Group declined by Rs. 4.20 billion from Rs. 14.74 billion. The reduction in term debt was primarily due to capital repayments on the IFC loan at a holding company level amounting to Rs. 1.17 billion, as well as movement of capital repayment commitments to current liabilities. Additionally, reductions in term debt in Consumer Foods & Retail and City Hotels also contributed to this decrease. Although there were repayments of term debt in the Maldives, conversion of an existing overdraft facility into term debt resulted in overall term debt being at similar levels. Despite the reduction in interest rates, the Group reduced its debt levels in line with repayments given the negative income statement impact in having excess cash. The holding company and Leisure account for a majority of the total debt within the Group.

STATEMENT OF CHANGES IN EQUITY

Total shareholders' funds increased to Rs. 49.83 billion [2008/09: Rs. 45.51 billion] primarily on account of an increase in revenue reserves driven by profit attributable to equity holders of the parent of Rs. 5.20 billion less dividends paid amounting to Rs. 1.84 billion.

TREASURY MANAGEMENT

The drastic reductions in interest rates and the reversal of the rupee exchange rate, which started to appreciate, required a constant review of tactics in managing the treasury activities of the Group. Reductions in benchmark rates allowed certain companies to reduce their long term borrowing component and to opt for short term, cheaper funding. Similarly, on the exchange rate management front, the Group was conscious of the impacts of an appreciating rupee on businesses with foreign currency income streams and took necessary actions where exposures were identified. Import related businesses benefited from the slight appreciation of the rupee.

The investment policies of the Group continue as before within the guidelines set out by the Group Executive Committee (GEC). Investments are placed with financial institutions meeting a minimum rating criterion as agreed with the GEC. Long term investments are done in full consultation with GEC to ensure availability of adequate funding to meet investments in the project pipeline.

Credit facilities

JKH is rated AAA (lka) by Fitch Ratings Lanka Ltd on account of its strong balance sheet and steady performance. In addition to its sizeable cash reserves, the Group continues to have significant credit facilities available with banks in Sri Lanka. The availability of cash reserves has not necessitated utilisation of a majority of the funding lines available, particularly at a holding company level. The current net cash position of the Group demonstrates its ability to leverage its balance sheet further if the requirement arises. The cash reserves of Rs. 22.31 billion, coupled with credit facilities of approximately Rs. 13 billion are deemed to be sufficient to fund the short to medium term opportunities available to the Group.

INDUSTRY GROUP ANALYSIS

INDUSTRY GROUP FINANCIAL HIGHLIGHTS

Turnover * *Rs. billion*

	TRP	LEISURE	PROP	CF&R	FIN SER	IT	OTHER
2010	14.18	11.50	1.62	15.84	9.43	2.59	2.82
2009	15.43	9.66	1.58	14.13	5.98	2.73	2.75
2008	16.71	9.79	2.62	11.38	3.92	2.24	4.77



(Percentage)
2010
2009
2008

EBIT *Rs. billion*

	TRP	LEISURE	PROP	CF&R	FIN SER	IT	OTHER
2010	2.39	1.49	0.39	0.42	0.85	0.02	2.36
2009	2.34	0.62	0.53	0.49	0.49	(0.12)	3.63
2008	3.10	1.12	0.90	0.57	0.42	0.10	1.98



(Percentage)
2010
2009
2008

Capital employed *Rs. billion*

	TRP	LEISURE	PROP	CF&R	FIN SER	IT	OTHER
2010	13.80	29.57	6.13	4.00	6.40	1.39	12.43
2009	13.92	25.78	5.45	4.46	5.57	1.47	15.42
2008	10.65	25.32	4.85	4.27	2.00	1.78	11.97



(Percentage)
2010
2009
2008

Total assets *Rs. billion*

	TRP	LEISURE	PROP	CF&R	FIN SER	IT	OTHER
2010	14.83	32.54	6.99	7.02	21.46	1.74	14.08
2009	14.81	28.40	5.73	7.06	17.88	1.80	16.47
2008	13.02	28.07	5.40	6.56	2.55	2.10	13.25



(Percentage)
2010
2009
2008

Employees *Number*

	TRP	LEISURE	PROP	CF&R	FIN SER	IT	OTHER
2010	543	4,319	104	2,878	996	818	1,227
2009	643	3,986	120	3,016	924	638	1,174
2008	720	4,154	118	2,896	24	700	1,380



(Percentage)
2010
2009
2008

** Turnover is inclusive of the Group's share of associate company turnover*

TRP	*Transportation industry group*
LEISURE	*Leisure industry group*
PROP	*Property industry group*
CF&R	*Consumer Foods & Retail industry group*
FIN SER	*Financial Services industry group*
IT	*Information Technology industry group*
OTHER	*Others, including Plantation Services*

With a vision to be recognised as a leading provider of transportation solutions and related services through a balanced portfolio of businesses in selected markets, the Transportation industry group operates under the following two strategic sectors -

- Ports and Shipping
- Transportation
  - Logistics
  - Airlines

These operations offer a complete array of transportation related services in Sri Lanka and the region. Businesses in the industry group include operations of South Asia Gateway Terminals in the Port of Colombo, a marine bunkering business, joint ventures/associations with leading transportation multinationals, logistics, travel and airline services in Sri Lanka, India and Maldives.

TRANSPORTATION



With focused investments and enhanced efficiency, South Asia Gateway Terminals (Pvt) Ltd has managed to nearly double its capacity and in March 2010, it handled 182,000 TEUs which is an all time record for the terminal

Review

The outset of the year under review saw the transportation industry also affected by the impacts of the global financial crisis which constricted global trade.

Despite these negative conditions, the Transportation industry group performed well with improvements in the performance of the Ports & Shipping sector and Logistics segments.

Led by the port operations of South Asia Gateway Terminals (SAGT), the Ports & Shipping sector had a commendable year. Whilst industry group revenues were down considerably due to lower oil prices resulting in reduced revenues at Lanka Marine Services (LMS), overall profitability improved on the back of a return to profitability of LMS and an excellent performance by SAGT. Despite a slow down in global trade and imports to Sri Lanka, high transshipment volumes as a result of increased trade volumes to and from India resulted in an overall growth of 3 per cent in the TEUs handled at the Port of Colombo. SAGT had its first full year of operations with 10 ship-to-shore cranes which greatly facilitated the efficient handling of the increased throughput. SAGT handled an all time record 182,000 TEUs in the month of March 2010. The reputation of LMS as a quality supplier of bunker fuel and their high service standards saw them retain market leadership, albeit at lower margins due to unsustainable pricing policies adopted by new entrants, at times selling below cost. This resulted in some new suppliers exiting the business.

The Logistics segment witnessed an improvement compared to the previous year primarily due to the improved performance of John Keells Logistics' operations in Sri Lanka coupled with a steady contribution from the air express business of DHL Keells.

During the year, the 'John Keells Logistics' brand was launched in Sri Lanka and India for its global forwarding and global supply chain solutions businesses. The freight forwarding/logistics business in India continued to make losses, although at a lower level than in the previous year. A marketing strategy has been developed together with the establishment of the John Keells Logistics brand to improve performance over the medium term. Several supply chain solutions are being evaluated at present for projects in India and Sri Lanka.

The freight forwarding businesses in general suffered as a result of a significant fall in freight rates due to over capacity arising from the slow down in global trade.

The Airlines segment performance fell against the previous year due to reduced travel during the year. The sector consolidated the operations of Walkers Air Services and Mack Air Ltd (MAL) through an amalgamation, with MAL as the surviving entity with a view to harnessing the synergies of both units and reducing costs. During the year under review, JKH acquired the 30 per cent stake held by American Express in Mackinnons American Express Travel, thus making it a wholly owned subsidiary. Notwithstanding the acquisition, Mackinnons American Express Travel continues as the sole American Express business travel partner in Sri Lanka.

Financial review

Revenue

- Revenue, including associate company revenues fell 8 per cent to Rs. 14.18 billion [2008/09: Rs. 15.44 billion].
- The drop in revenue is due to the reduced revenues of LMS due mainly to lower oil prices.
- Group share of associate company revenue increased on account of increased revenues at SAGT.
- Revenues of the Logistics segment were relatively flat due to marginal growth of revenues of DHL Keells, which is the largest contributor to this segment.

Turnover



09/10
34%
66%
08/09
26%
74%
07/08
22%
78%
0
20
40
60
80
100
Ports & Shipping
Transportation

(Rs. million)	2009/10	2008/09	Chg %	2007/08
Turnover*	**14,177**	15,435	(8.1)	16,706
EBIT	**2,391**	2,340	2.2	3,102
PBT	**2,366**	2,287	3.4	3,055
PAT	**2,282**	1,658	37.7	2,904
Total assets	**14,831**	14,806	0.2	13,018
Total equity	**13,498**	13,605	(0.8)	10,377
Total debt	**298**	317	(6.1)	272
Capital employed**	**13,976**	13,922	(0.9)	10,649
Capital expenditure	**53**	103	(48.3)	244
No. of employees	**543**	643	(5.6)	720
EBIT per employee***	**4.4**	3.6	21.0	4.3

Contribution to Group



TURNOVER
24%
EBIT
30%
CAPITAL EMPLOYED
19%
EMPLOYEES
5%
0
20
40
60
80
100

* *Turnover is inclusive of the Group's share of associate company turnover*

** *For associate companies the capital employed is representative of the Group's equity investment in these companies*

*** *EBIT per employee is calculated excluding the employees of associate companies*

EBIT

- Increased by Rs. 51 million to Rs. 2.39 billion [Rs. 2.34 billion].
- Strong contribution to EBIT from the Ports & Shipping sector on account of the performance of SAGT.
- In the Transportation sector, reduced revenues and margins due to the intense competition, as discussed before, impacted the EBIT contribution of LMS.

  The Logistics segment which is within the Transportation sector, recorded a positive EBIT as against a negative contribution in the last year driven by improved EBIT in the operations of John Keells Logistics.


EBIT
09/10
92%
8%
08/09
83%
17%
07/08
60%
40%
0
20
40
60
80
100
Ports & Shipping
Transportation

Return on capital employed

- ROCE of 17.3 per cent as against 19.1 per cent in the previous year.
- EBIT margins improved to 16.9 per cent as against 15.2 per cent in the previous year.
- Asset turnover reduced to 0.96 as against 1.11 in the previous year due to the drop in revenues of LMS.
- Capital employed in 2009/10 fell marginally to Rs. 13.80 billion from Rs. 13.92 billion. However, average capital employed increased to Rs. 13.86 billion from Rs. 12.29 billion in the previous year.


EBIT margin 17.3%
Asset turnover 0.96
Assets/(debt+equity) 1.07

Future plans and outlook

The outlook for the Transportation industry group is bullish considering the anticipated increase in trade and logistics volumes in Sri Lanka. Transportation is ready to "set the pace" with the Ports & Shipping sector and Logistics segment in particular geared for this challenge. The anticipated growth in infrastructure projects and trade volumes is expected to drive volumes in the Port of Colombo. During the ensuing year, SAGT plans on further enhancing its operational efficiencies through the replacement of two ship-to-shore cranes. The development of the Colombo South Port and increased trade volumes should drive the number of vessels calling at the Port of Colombo. This is also likely to have a corresponding positive impact on the bunkering business of the group.

As in the case of port operations, the increase in trade and infrastructure related activities will benefit the logistics business of the group. The opening up of the North and East of Sri Lanka also presents significant opportunities in logistics. The group is also in the process of evaluating opportunities in third party logistics in India. Whilst increased trade activities will benefit the air express and freight forwarding businesses, the potential loss of GSP+ preferential tax status in the eurozone could possibly result in lower export volumes to Europe in the short term. However, the impact of this on the sector is not expected to be material.

The Airlines sector has seen the addition of capacity with the advent of new airlines operating into Sri Lanka. Whilst this may result in increased competition, the expected growth in passenger and cargo volumes should compensate for this.

The Leisure industry group is organised in to -

- Hotel Management
- City Hotels
- Resort Hotels
  - Sri Lankan Resorts
  - Maldivian Resorts
- Destination Management

Representing JKH's single largest net asset exposure, the Leisure industry group encompasses two city hotels that offer 40 per cent of the five star room capacity in Colombo and seven resort hotels spread in prime tourist locations all over Sri Lanka and four resorts in the Maldives. Offering beaches, mountains, wildlife and cultural splendour under the two brands 'Cinnamon Hotels and Resorts' and 'Chaaya Hotels and Resorts', the hotel operations are complemented by destination management businesses in Sri Lanka, Maldives and India.

LEISURE



With the awakening of the East coast, the newly refurbished Chaaya Blu Trincomalee is ready to welcome visitors to experience one of the most enchanting beaches in Sri Lanka

Review

The Leisure industry group "set the pace" with an impressive performance on the back of a turnaround in its Sri Lankan operations, while the contribution from Maldivian operations also grew in spite of difficult conditions for tourism globally. As expected, the end to the conflict and the removal of travel advisories had a positive impact on tourism in Sri Lanka. Total tourist arrivals increased by 22 per cent during the financial year.

All aspects of our Sri Lankan operations benefited from this influx of tourists. Both City Hotels and Sri Lankan Resorts witnessed strong growth in occupancy figures, particularly in the third and fourth quarters of the year. The average room rates also saw improvement over the previous year, particularly in City Hotels where a minimum rate agreement was re-implemented from 1 November 2009. The destination management business in Sri Lanka witnessed strong growth of approximately 45 per cent in the number of pax handled, which is above the market growth rate.

The Maldivian Resorts performed well despite a drop in arrivals to the country. The average occupancy figures of all resorts with the exception of the relatively new property within the portfolio, Cinnamon Island Alidhoo, performed above the industry average. Although arrivals from the traditional European markets were somewhat affected during the year, a shift in arrivals from China and other emerging destinations such as Japan and Russia offset this impact. As a result, Maldivian Resorts had a particularly strong fourth quarter performance. The Ministry of Tourism in the Maldives has announced plans to extend leases of islands up to 50 years to promote investment. The group was able to extend the tenure of the lease at Alidhoo by an additional 10 years.

The hotel and destination management industries by nature are typically high in fixed costs. This high operating leverage had a significant impact on the performance of the hotels and the Sri Lankan destination management business. The noteworthy growth in revenues, whilst expenses increased at a relatively lower rate due to low inflation and high fixed costs associated with the businesses, resulted in sharp incremental profits.

The group's focus and efforts in creating strong brands through the 'Cinnamon Hotels & Resorts' and 'Chaaya Hotels & Resorts' brands have laid a solid platform for the promotion of its hotel products. We are conscious of the need to continuously evaluate and enhance our service standards to our customers. The many awards won by the hotels and destination management companies demonstrate the recognition of our efforts in this regard. Further details on awards and certifications can be found in the Sustainability Report of the Group.

Anticipating the growth in tourism, the group commenced the refurbishment of two properties and also acquired a strategic block of land during the year under review, details of which are as follows-

- Trans Asia hotel which was damaged by the LTTE air attack just prior to the end of the conflict was refurbished at a cost of Rs. 444 million. The entire common areas, including the lobby and 100 rooms were refurbished. The hotel was launched as Cinnamon Lakeside Colombo in September 2009.
- 4.6 acres of land in Beruwala next to former Hotel Bayroo was acquired from the Confifi Group at a cost of Rs. 231.8 million. This property will complement the adjacent 6 acre land held by the group and will allow the development of a better product with a wider beach front.
- The Club Oceanic hotel in Trincomalee was closed down in at the end of 2009 for a Rs. 450 million refurbishment. The hotel was re-launched in May 2010 as 'Chaaya Blu Trincomalee', the first four star quality hotel on the Eastern coast.

The holding company of Sri Lankan and Maldivian Resorts, John Keells Hotels PLC, raised Rs. 3.64 billion through a rights issue in March 2010 to fund investments in the refurbishment and construction of hotels over the next few years.

Financial review

Revenue

- Revenue increased by 19 per cent to Rs. 11.50 billion [2008/09: Rs. 9.66 billion].
- Destination Management revenues increased significantly by over 50 per cent driven by its Sri Lankan operations. Its Indian operating arm, Serene Holidays also witnessed growth in revenues.
- City Hotels recorded an increase in revenues of 5 per cent on the back of growth in Cinnamon Grand Colombo. Revenues of Cinnamon Lakeside Colombo were lower than last year due to the closure of the hotel for 5 months during the year.
- Driven primarily by improvement in revenues of Sri Lankan Resorts and also growth in Maldivian Resorts, the overall revenue growth of the Resort Hotels sector was 17 per cent. In absolute terms, Maldivian Resorts continues to be the primary contributor to revenue.

(Rs. million)	2009/10	2008/09	Chg %	2007/08
Turnover	**11,500**	9,662	19.0	9,792
EBIT	**1,485**	624	138.1	1,124
PBT	**1,011**	133	658.3	364
PAT	**973**	128	660.2	347
Total assets	**32,539**	28,400	14.6	28,067
Total equity	**23,535**	18,592	26.6	18,277
Total debt	**6,040**	7,189	(16.0)	7,047
Capital employed	**29,574**	25,780	14.7	25,323
Capital expenditure	**1,298**	1,213	7.0	1,580
No. of employees	**4,319**	3,986	8.4	4,154
EBIT per employee	**0.3**	0.2	119.7	0.3

Contribution to Group


TURNOVER
20%
EBIT
19%
CAPITAL EMPLOYED
40%
EMPLOYEES
40%
0
20
40
60
80
100


Turnover
09/10
28%
50%
22%
08/09
32%
51%
17%
07/08
30%
50%
20%
0
20
40
60
80
100
Hotel Management
City Hotels
Resort Hotels
Destination Management

EBIT

- Increased by Rs. 861 million to Rs. 1.49 billion [2008/09: Rs. 624 million].
- All sectors contributed towards the increase in EBIT led by the contribution from Maldivian Resorts and Cinnamon Grand Colombo, which were the primary contributors to EBIT.
- Destination Management recorded a strong increase in EBIT as against a breakeven EBIT in the previous year.
- The increase in revenues and gross margins in Resort Hotels coupled with lower fuel prices and the continuance of the electricity rebate in Sri Lanka were key factors in controlling other operating expenses, contributing to the higher EBIT.


EBIT
09/10
22%
48%
19%
11%
08/09
(0.1)%
26%
65%
9%
07/08
13%
48%
30%
9%
0
20
40
60
80
100
Hotel Management
City Hotels
Resort Hotels
Destination Management

Return on capital employed

- ROCE of 5.4 per cent as against 2.4 per cent in the previous year.
- Capital employed increased to Rs. 29.57 billion from Rs. 25.78 billion in the previous year driven by the infusion of capital to John Keells Hotels through its rights issue in March 2010. This had a disproportionate impact on the capital employed of the industry group, thereby negatively impacting the ROCE.
- EBIT margins improved significantly to 12.9 per cent from 6.5 per cent in the previous year. EBIT margins in all sectors showed improvement, particularly in the Maldives.
- Asset turnover increased marginally to 0.38 as against 0.34 in the previous year due to the increase in revenues.


EBIT margin 12.9%
Asset turnover 0.38
Assets/(debt+equity) 1.10
ROCE
FY09/10
5.4%
FY08/09
2.4%

Future plans and outlook

The outlook for tourism in the country is very positive with the industry expecting approximately 1 million arrivals in the next 3 years and the Sri Lanka Tourism Bureau targeting arrivals of 2.5 million by 2016. The availability of rooms will be a concern going forward if these estimated numbers materialise. The development and investment in infrastructure facilities associated with the industry is vital in enhancing the positioning of the destination. The group will continue to invest in our portfolio of existing and new hotels to cater to the needs of a growing and diverse customer base. We are witnessing the emergence of several new markets into Sri Lanka and the Maldives and will capitalise on our track record and agent networks to tap into these markets aggressively to promote growth. The Leisure industry group also has the benefit of a vast land bank in strategic areas of the country such as the Eastern coast, Southern coast, the hill country and in Wirawila - in proximity to the proposed location of the country's second international airport. These properties will be developed as and when a requirement arises, in line with the overall strategic plans of the industry group and the development of the particular destination and its related infrastructure.

The prevailing low interest environment and expectations for rates to remain relatively low will benefit Leisure, considering the anticipated investment over the next few years. In spite of the capital raised through the rights issue, the projects will be leveraged to maintain an ideal capital structure. A challenge for the Leisure industry group over the next year will be the possible appreciation of the Sri Lankan rupee, which could affect the revenues given the inflows in US dollars and rupee cost structures. This will be managed on a proactive basis to ensure minimum exposure to such movements. The fall in the British pound and euro are also potential areas of concern.

The focus on process improvement and enhancing efficiencies will continue with a view to improving operating margins. The City and Resort Hotels have implemented certain energy conservation initiatives to reduce the environmental impact of their operations and also reduce costs. Many hotels in the group are working towards obtaining 'Green Globe' certification during the next year, which should enhance the marketability of their product.

The Leisure industry group has many exciting plans to capitalise on the potential of Sri Lanka as a destination, in addition to its other investments. Following are some of the key plans over the next year.

- Refurbishment of 254 rooms in the south wing of the Cinnamon Grand Colombo with an investment of Rs. 300 million.
- Refurbishment and upgrade of Cinnamon Lodge Habarana to be completed by July 2010 at an investment of Rs. 300 million and thereafter to obtain five star status by November 2010.
- Refurbishment of Coral Gardens Hikkaduwa at an investment of Rs. 1.1 billion. The hotel will be re-launched under the Chaaya Hotels & Resorts umbrella when re-opened in 2011.
- Construction of a 190 room 4 star quality hotel in Beruwala, at an investment of Rs. 2 billion. The hotel is expected to be in operation in 2012/13.
- Refurbishment of Chaaya Lagoon Hakuraa Huraa with an investment of USD 2.6 million in summer 2010.
- Soft refurbishment of Bentota Beach Hotel at an investment of Rs. 200 million to upgrade its rooms and improve certain common facilities.

Owning a significant land bank in prime areas of Colombo and the rest of the country, the Property industry group is one of the largest private sector proprietors of real estate in Sri Lanka. As the controlling shareholder of Asian Hotels and Properties PLC - the owners and promoters of 'Crescat City' which houses the five star hotel 'Cinnamon Grand', the up-market shopping mall 'The Crescat Boulevard', the 30-storey luxury apartment complex 'The Monarch', the 35-storey luxury apartment complex, 'The Emperor' and the 'Angsana City Club & Spa', the Property Development arm concentrates primarily on development and sale of residential apartments and the operations of the Crescat Boulevard. Management and operation of office sites within the city are handled under the Real Estate arm.

PROPERTY



Review

The property and real estate industry in the country underwent tough conditions in the last few years as a result of the global financial crisis, the slowdown in economic growth in the country, high interest rate environment and the country's security situation. The high end residential apartment market in particular witnessed some contraction due to this crisis.

The Property industry group however was able to successfully withstand the downturn, proceeding with the final handover of the balance units of 'The Monarch' and the construction of 'The Emperor' - a 163 unit high end residential complex. Although sales at 'The Emperor' during the early part of the year were very poor with the market extremely sluggish, the market picked up during the last quarter. Eighty two percent of apartments at 'The Emperor' have been sold, leaving only a balance of 30 units. The interest in the residential units since the end of the conflict has been encouraging, spurred on by the drastic reduction in interest rates and the increased willingness by banks to lend. The depreciation of cross currencies such as the British pound and euro against the US dollar had an impact on some of our customers living outside the United States as the apartments are priced in US dollars.

The performance of the Real Estate sector, which manages the internal office space of the Group, was lower than last year on account of relatively stagnant rental yields and rising costs. Initiatives to control costs, especially energy related costs helped mitigate the negative impact to a great extent.

Financial review

Revenue

- Revenue increased 3 per cent to Rs. 1.62 billion [2008/09: Rs. 1.58 billion].
- Continued revenue recognition from the development of 'The Emperor' was the primary contributor to revenues.
- Balance handover of units at 'The Monarch' was carried out through the year, enabling recognition of revenues on units handed over.
- Revenues of the Crescat Boulevard, the mall operator, were relatively flat on account of flat rental yields. The opening of the roads surrounding the mall is likely to positively impact footfall which should lead to increases in rental yields in the future.

Turnover


09/10
97%
3%
08/09
96%
4%
07/08
98%
2%
0
20
40
60
80
100
Property Development
Real Estate

EBIT

- Decreased by Rs. 144 million to Rs. 388 million [2008/09: Rs. 532 million].
- EBIT decrease driven primarily due to last year's results being inclusive of an investment property revaluation. In addition, the contribution from the Property Development sector was lower than last year as the previous year's included a substantial amount of the profits due to the completion of 'The Monarch' project.
- Positive contribution to EBIT from the Real Estate sector despite the reduction in rental incomes. Control of costs through several energy saving initiatives had a positive impact on EBIT.

EBIT


09/10
78%
22%
08/09
80%
20%
07/08
91%
9%
0
20
40
60
80
100
Property Development
Real Estate

Return on capital employed

- ROCE of 6.7 per cent as against 10.3 per cent in the previous year.
- The EBIT margin dropped to 24.0 per cent from 33.7 per cent in the previous year.
- Asset turnover declined marginally to 0.25 from 0.28 in the previous year.
- Capital employed increased to Rs. 6.13 billion from Rs. 5.45 billion in the previous year.

(Rs. million)	2009/10	2008/09	Chg %	2007/08
Turnover	1,620	1,578	2.6	2,618
EBIT	388	532	(27.1)	902
PBT	378	535	(29.4)	841
PAT	342	486	(29.7)	785
Total assets	6,986	5,730	21.9	5,400
Total equity	6,119	5,410	13.1	4,765
Total debt	14	37	(61.6)	82
Capital employed	6,134	5,447	12.6	4,847
Capital expenditure	6	12	(51.7)	61
No. of employees	104	120	(13.3)	118
EBIT per employee	3.7	4.4	(15.8)	7.6

Contribution to Group


TURNOVER
3%
EBIT
5%
CAPITAL EMPLOYED
8%
EMPLOYEES
1%
0
20
40
60
80
100


EBIT margin 24.0%
Asset turnover 0.25
Assets/(debt+equity) 1.10
ROCE
FY09/10
6.7%
FY08/09
10.3%

Future plans and outlook

The end of the conflict presents many opportunities for the Property industry group. As stated before, reductions in interest rates have a direct correlation with increased demand for property. Expectations of a relatively low interest rate environment in the short to medium term are expected to spur growth of property prices. Whilst the construction of certain residential apartments in the market was terminated by some developers due to lack of demand, this situation is expected to reverse as a result of the turnaround in the economy. Increased economic activity and the return of expatriate Sri Lankans are expected to boost the rental market. This is expected to filter through to demand for apartments as an increase in rentals is considered a primary driver of real estate values. The group will use its land bank to cater to the development opportunities available.

Following are some of the key developments and plans of Property over the medium term.

- The group is conscious of the demand for not only high end luxury apartments, but also for mid end luxury apartments in central locations within Colombo. Therefore the extensive land bank will be utilised to develop residential apartments catering to different segments of the market amongst other projects.
- Office and retail space will be in short supply over the medium term, leading to opportunities for the development and rental of such space. The property industry group will use its experience and expertise in this field to develop projects when the right conditions materialise.
- Whilst the Property industry group already has an extensive land bank in Colombo, the group will focus on continuing to build this land bank. The plans of the government to develop certain transportation, tourism and logistics hubs will create opportunities for property development in these areas. The group is in the process of identifying and evaluating opportunities to expand its land bank, both within and outside of Colombo.

The Consumer Foods sector is home to a portfolio of leading brands including 'Elephant' carbonated soft drinks, 'Elephant House' ice creams and the 'Keells' and 'Krest' ranges of processed meats, all considered market leaders in their respective categories and supported by a well-established island-wide distribution channel.

The Consumer Foods sector of the industry group competes in the following three major categories -

- Beverages
- Frozen Confectionary
- Convenience Foods

The Retail sector focuses on modern organised retailing through the 'Keells Super' chain of supermarkets and in partnership with Nations Trust Bank, has created 'Nexus', the most successful coalition loyalty card in the country.

CONSUMER FOODS & RETAIL



WINTER SLICE
ICE CREAM
HAKURU
MIX
TRIO
SLICE

'Elephant House' ice creams, the market leader in the frozen confectionary segment in Sri Lanka, continues to introduce novel products to tantalise the taste buds of consumers.

Review

The Consumer Foods & Retail industry group experienced a challenging year with the first half of the financial year still experiencing the effects of the global economic downturn. The Consumer Foods sector with its 'Elephant House' ice creams and 'Elephant' soft drinks experienced lower consumer spending on its premium brand products as the consumers with conservative spending habits migrated towards the lower priced, smaller sized packages. However amidst stiff competition from multinationals, the beverage segment saw an increase in volumes and resultantly market share during the last quarter of the year. During the year, the sector introduced numerous products to its already existing range of products including the 'winter slice' ice cream, a first of its kind in the country that was specially designed for the Christmas season. During the second half of the year, the reach of the ice cream and soft drink markets was expanded to include the consumers in the North and the East.

The convenience food segment too experienced the negative effects of the conservative consumer spending habits, and a challenging first year of operations in the Indian market. The Sri Lankan market has seen some revival with increased consumer confidence and the re-launching of the chicken meat balls as well as the introduction of the cooked fish product. The chicken meat balls will extend our reach through the ambient channel in addition to the frozen channel that has been used. Even though there was success with brand penetration in the key select geographies in India, the first year of operations highlighted the areas that required review, fine tuning and a course change. A plan of action is already in place to implement these changes.

The Retail sector too showed much of the same consumer trends as that of the ice creams, soft drinks and ready-to-eat foods. Furthermore, due to price controls imposed, margins of some high volume items reduced drastically resulting in a negative impact. However, the improved market sentiment and consumer confidence in the second half of the year coupled with process improvements helped the sector perform relatively better than it did in the past years. Also adding to the positive growth was the full year's contribution of outlets opened in the previous year. The supermarket chain also introduced many new private label products and made available an assortment of imported seasonal products for Christmas. The newly opened outlet in Galle is the furthest the chain has ventured in to the Southern region of Sri Lanka and the initial results have been promising.

Financial review

Revenue

- Revenue increased 12 per cent to Rs. 15.84 billion [2008/09: Rs. 14.13 billion].
- Growth led by increase in Retail sector revenues by 18 per cent over the previous year driven by increased footfall. Revenue growth was also driven by the full year contribution of the outlets opened in the previous year.
- Consumer Foods revenues grew by 6 per cent driven by Ceylon Cold Stores (CCS) which is the primary contributor to this sector.
- John Keells Foods India (JKFI) commenced operations during the year resulting in incremental revenues to the consumer foods segment. The Sri Lankan operations recorded a marginal decline in revenues.


Turnover
09/10
43%
57%
08/09
45%
55%
07/08
49%
51%
0
20
40
60
80
100
Consumer Foods
Retail

EBIT

- Decreased by Rs. 74 million to Rs. 420 million [2008/09: Rs. 494 million].
- In spite of a steady contribution to EBIT from CCS, the EBIT of Consumer Foods was negatively impacted due to the losses in JKFI as a result of increased distribution and marketing costs.
- The Retail sector recorded a turnaround in EBIT with a positive contribution this year as against a negative contribution in the previous year.

(Rs. million)	2009/10	2008/09	Chg %	2007/08
Turnover	**15,843**	14,130	12.1	11,384
EBIT	**420**	494	(15.0)	580
PBT	**288**	278	3.5	387
PAT	**88**	121	(27.6)	248
Total assets	**7,025**	7,057	(0.5)	6,563
Total equity	**3,181**	3,051	4.3	2,694
Total debt	**816**	1,408	(42.0)	1,572
Capital employed	**3,997**	4,460	(10.4)	4,266
Capital expenditure	**270**	479	(43.6)	754
No. of employees	**2,878**	3,016	(4.6)	2,896
EBIT per employee	**0.1**	0.2	(10.9)	0.2


Contribution to Group
TURNOVER
27%
EBIT
5%
CAPITAL EMPLOYED
5%
EMPLOYEES
26%
0
20
40
60
80
100



EBIT
09/10
99%
1%
08/09
(15)%
115%
07/08
88%
12%
0
26
52
78
115
Consumer Foods
Retail

Return on capital employed

- ROCE of 9.9 per cent as against 11.3 per cent in the previous year.
- EBIT margins dropped to 2.6 per cent from 3.5 per cent in the previous year due to the high operating cost of JKFI and resultant losses.
- Asset turnover increased to 2.25 from 2.08 in the previous year driven by revenue increases in Retail and Ceylon Cold Stores.



EBIT margin 2.6%
Asset turnover 2.25
Assets/(debt+equity) 1.67
ROCE
FY09/10
9.9%
FY08/09
11.3%

Future plans and outlook

The ice cream segment plans to expand the impulse product range by investing in new machinery. As one of the growing markets in the Frozen Confectionary segment, this range of products will complement the existing flavours/products in the take home segment and enhance the visibility of the 'Elephant House' brand.

The ready-to-eat industry analysis performed in Sri Lanka has given insights to a future growth in demand for prepared food within the Sri Lankan food culture where taste, novelty, convenience and quality are considered the key drivers. This has highlighted the opportunity for us to be a player across the daily meal occasions and Keells Foods is actively involved in the research and development of new products with particular emphasis on the introduction of shelf based products, healthier/nutritional food solutions and the expansion of the Halal range.

The supermarket chain will be looking to expand outside of the Western province, bringing convenience closer to the homes of these consumers. The chain will also make it a priority to give its customer base new and exciting product offerings.

With the improved country situation, the industry group will focus on actively expanding the market base with a focus on introducing new and exciting flavours/products and retail outlets.

FINANCIAL SERVICES

The Financial Services industry group operates in the following sectors -

- Insurance
- Banking & Leasing
- Stockbroking

The cluster of financial services companies offer a complete range of financial solutions including commercial banking, insurance, stockbroking, debt trading, fund management and leasing with the vision of becoming a leading player in the financial services sector offering a total solutions package to our customers.

Union Assurance introduced a first for the Sri Lankan market - Union Motor Re-load, where a motor insurance policy can be bought for a period of even one month at the convenience of a supermarket.

Review

The Financial Services industry group had an impressive year with strong performances by the Insurance, Banking and Leasing and Stockbroking sectors. These results were achieved against the backdrop of the Sri Lankan financial services industry encountering many setbacks during the course of last year. The end to the conflict presents numerous opportunities for the banking and insurance businesses. Both these businesses have already expanded their operations in the North and East with more developments on the cards. Union Assurance (UA), the insurance arm of the group, was the first insurer to open an office in Point Pedro in the Jaffna peninsula. UA now has 56 locations across Sri Lanka.

The performance of UA during the year was steady despite difficult conditions in the domestic economy. The company managed to grow its life and general insurance business whilst ensuring it met its strategic objectives. UA launched the 'Union Health Deposit', the first and only health insurance policy in the market that pays interest on premiums paid. UA also launched 'Union Motor Re-load', where customers can purchase their motor insurance for 1, 3 or 6 months. In addition to the introduction of new products, UA added another bank to its payment partners to add convenience to its customers in making premium payments. During the year, the insurance industry witnessed events that may lead to the creation of an uneven playing field. Approval was granted to the National Insurance Trust Fund, an institution not regulated by the Insurance Board of Sri Lanka to enter the market. Further, a circular issued by the Treasury stated that all government and semi-government institutions should place their business with two specified 'government' entities.

The stockbroking unit, John Keells Stockbrokers (JKSB) had a remarkable year as a result of the increased turnover witnessed on the Colombo Stock Exchange (CSE). The CSE recorded a significant increase of 127 per cent during the year with an average daily turnover of Rs. 895 million as against Rs. 450 million in the previous year.

In spite of some internal operating control issues faced, particularly a breach of procedures in its foreign exchange trading, Nations Trust Bank (NTB) had a commendable performance in respect of most key indicators. During the year, the banking industry faced negative credit growth, deteriorating credit quality and increased price competition. In spite of these negative factors, the core banking income and profits of NTB increased during the year. The bank took advantage of the end to the conflict and opened a branch in Vavuniya, in the Northern Province of Sri Lanka.

Financial review

Revenue

- Revenue increased 58 per cent to Rs. 9.44 billion [2008/09: Rs. 5.98 billion].
- Increase driven primarily by the impact of consolidating the revenues of UA over a 12 month period as opposed to the group share of revenues when treated primarily as an associate the previous year.
- Group share of revenues of the Banking & Leasing segment increased on account of the growth in revenues of NTB.
- The Stockbroking sector recorded a significant increase in revenues due to higher trading activity, albeit off a small base.

Turnover


09/10
53%
44%
3%
08/09
38%
61%
1%
07/08
35%
61%
4%
0
20
40
60
80
100
Insurance
Banking & Leasing
Stockbroking

(Rs. million)	2009/10	2008/09	Chg %	2007/08
Turnover*	**9,435**	5,979	57.8	3,917
EBIT	**848**	486	74.5	422
PBT	**868**	486	78.7	422
PAT	**530**	339	56.2	292
Total assets	**21,461**	17,878	20.0	2,555
Total equity	**6,270**	5,570	12.6	1,990
Total debt	**126**	1	14,098.6	12
Capital employed**	**6,396**	5,571	14.8	2,003
Capital expenditure	**80**	4	1,924.7	0.3
No. of employees	**996**	924	7.8	24
EBIT per employee***	**0.9**	0.5	61.9	17.6

Contribution to Group


TURNOVER
16%
EBIT
11%
CAPITAL EMPLOYED
9%
EMPLOYEES
9%
0
20
40
60
80
100

* *Turnover is inclusive of the Group's share of associate company turnover*

** *For associate companies the capital employed is representative of the Group's equity investment in these companies*

*** *EBIT per employee is calculated excluding the employees of associate companies*

EBIT

- Increased by Rs. 362 million to Rs. 848 million [2008/09: Rs. 486 million].
- EBIT of Banking & Leasing sector improved as a result of fair growth in Nations Trust Bank, which is the primary contributor to the industry group's EBIT.
- Significant increase in EBIT contribution from the stockbroking business which recorded significant increases in EBIT due to the increase in revenues.
- The Insurance sector also recorded an increase in EBIT on the back of increased revenue growth and maintenance of margins.


EBIT
09/10
31%
49%
20%
08/09
(1)%
38%
63%
07/08
22%
60%
18%
0
20
40
60
80
100
Insurance
Banking & Leasing
Stockbroking

Return on capital employed

- ROCE of 14.2 per cent compared to 12.8 per cent in the previous year.
- Improvement in EBIT margin to 9.0 per cent as against 8.1 per cent in the previous year, driven partially by the increased EBIT contribution from the stockbroking business, which is a high margin business.
- In spite of the significant growth in revenues of UA, the asset turnover fell to 0.48 times compared to 0.59 times in the previous year due to higher growth in total assets.


EBIT margin 9.0%
Asset turnover 0.48
Assets/(debt+equity) 3.29
ROCE
FY09/10
14.2%
FY08/09
12.8%

Future plans and outlook

The outlook for the financial services industry is promising. The anticipated growth in GDP and the opening up of the North and East of the country present numerous opportunities for the entire industry. Whilst NTB and UA have both expanded operations in certain areas of the North and East, further development will present many opportunities to tap the retail market. The stockbroking business is expected to continue performing well with the continued optimism and anticipated performance of the CSE. Expectations for inflation and interest rates to remain relatively low should spur private sector credit growth, positively impacting the banking and leasing businesses. Low interest rates will also boost equity markets as funds shift from fixed income. The stockbroking business will continue to benefit from such a shift, particularly considering the high fixed costs and resultant operating leverage that the business enjoys.

Following are some of the key developments anticipated in the Financial Services industry group over the next year.

- The aging population, increased disposable income across all geographic sectors of Sri Lanka and relative under penetration, point to an exciting future for the life insurance industry. UA will continue to invest in the life business in terms of distribution expansion, product innovation and service excellence in order to make further inroads into this segment.
- UA anticipates that soft market conditions will prevail in the general insurance industry. UA will therefore focus on developing cost effective distribution and operating models, without compromising its service standards or pricing discipline.
- The stockbroking industry is expected to have 5 new players entering the fray in the new year, which could include banks as well. JKSB believes this increased competition will be compensated for by the increase in turnover and trading volumes, although the retail presence and network of banks with stockbroking licenses will give these banks an edge, particularly outside of Colombo. Retention of our loyal client base and human resources will play a vital role in the coming year.
- The possibility of the regulatory authorities further reducing brokerage fees could have an impact on the profit growth potential of JKSB.
- Nations Trust Bank will continue to improve its core banking profitability whilst focusing on customer service and convenience as a differentiator to both gain and retain customers. The expected pick up in economic activity is likely to lead to private sector credit growth and also increased disposable incomes. These factors will have a positive impact on the banking, credit card and leasing businesses of the bank.

The Information Technology industry group is organised in to -

- IT Services
  - Software Services
- Office Automation
- IT Enabled Services

The industry group has a vision of providing quality, world-class information communication technology services from BPO, software services and information integration to office automation by offering end-to-end ICT services and solutions. With a strong customer base in Sri Lanka, the rest of South Asia, as well as the UK, Middle East, Scandinavia and the Far East, we are at the forefront of making Sri Lanka an ICT hub in South Asia.

INFORMATION TECHNOLOGY

John Keells Office Automation, a provider of superior office automation solutions and unmatched after sales service, now markets a wider range of internationally branded products in Sri Lanka



TOSHIBA

Review

The IT industry group consisting of IT Services, Office Automation and IT Enabled Services was affected by the prevailing recessionary conditions in Sri Lanka as well as in the overseas markets.

Although the economic downturn was felt by the BPO operations especially in India as the work outsourced by clients showed an overall decline, making the acquisition of new clients difficult, the enhanced operational efficiencies and cost management strategies enabled the Indian BPO operations to be profitable.

During the year, the Office Automation business added complementary lines which enhanced its existing product range with Toshiba. Through a new relationship with Samsung, multi functional printers were successfully launched during the year with a range of models being distributed throughout the island. The initial feedback received regarding this new range of products is positive.

In the IT Services sector, John Keells Computer Services (JKCS) introduced a new web based software product for hospitality management. The software features a central reservation system, property management system and an internet booking engine - offering all the trappings of an enterprise class multi-property system.

Earlier in the year JKCS also successfully launched an internet based booking engine for Kingfisher Airlines.

Financial review

Revenue

- Revenue fell 5 per cent to Rs. 2.59 billion [2008/09: Rs. 2.73 billion].
- Drop in revenues attributable to lower revenues of the Software Services business comprising of JKCS due to the slowdown in global economic activity and in particular the industries to which it caters.
- Revenues of the Office Automation business which is the primary contributor to the industry group grew marginally.
- The Indian based BPO operations recorded flat revenues due to the impact of the appreciation of the Indian rupee.


Turnover
09/10
12%
40%
48%
08/09
19%
38%
43%
07/08
26%
17%
48%
9%
0
20
40
60
80
100
Software Services
Systems Integration (Discontinued)
Office Automation
IT Enabled Services

EBIT

- Increased by Rs. 134 million to Rs. 16 million [2008/09: Negative Rs. 118 million].
- The turnaround in EBIT was driven by the improved performance of the Indian based BPO operations which operated almost on a breakeven basis compared to significant losses in the previous year.
- Office Automation continued to make a significant contribution to EBIT of the industry group, maintaining its steady performance during the year.


EBIT
09/10
(552%)
(29%)
681%
08/09
(207%)
21%
86%
07/08
(180%)
78%
120%
82%
(600)
(360)
(120)
0
140
420
700
IT Enabled Services
Software Services
Systems Integration (Discontinued)
Office Automation

(Rs. million)	2009/10	2008/09	Chg %	2007/08
Turnover*	**2,590**	2,731	(5.2)	2,243
EBIT	**16**	(118)	(113.6)	96
PBT	**14**	(121)	(111.2)	90
PAT	**18**	(167)	(110.6)	43
Total assets	**1,736**	1,804	(3.7)	2,099
Total equity	**1,360**	1,417	(4.0)	1,775
Total debt	**25**	50	(49.1)	2
Capital employed**	**1,386**	1,467	(5.6)	1,777
Capital expenditure	**13**	64	(79.4)	119
No. of employees	**818**	638	28.2	700
EBIT per employee***	**0.0**	(0.2)	(110.6)	0.1


Contribution to Group
TURNOVER
5%
0%
CAPITAL EMPLOYED
2%
EMPLOYEES
8%
0
20
40
60
80
100

* *Turnover is inclusive of the Group's share of associate company turnover*

** *For associate companies, the capital employed is representative of the Group's equity investment in these companies*

*** *EBIT per employee is calculated excluding the employees of associate companies*

- The Software Services business recorded a negative EBIT on the back of lower revenues and high fixed cost component comprising mainly of employee related expenses.

Return on capital employed

- ROCE of 1.1 per cent as compared to a negative ROCE of 7.3 per cent in the previous year.
- Improved EBIT margin of 0.6 per cent as against a negative 4.3 per cent in the previous year due to improved EBIT in spite of the reduction in revenues.
- Asset turnover improved to 1.46 times as against 1.40 times in the previous year.


EBIT margin 0.6%
Asset turnover 1.46
Assets/(debt+equity) 1.24
ROCE
FY09/10
1.1%
FY08/09
(7.3%)

Future outlook

With the expected global economic recovery, the industry group will be looking to take an aggressive expansion path in the coming years. The primary focus of the IT Services & IT Enabled Services will be to expand in to the overseas markets with the software already developed. The marketing of the hotel management as well as the airline solution software that were developed locally will be strengthened. As part of the expansion plans the sector is looking for suitable partners.

Office Automation will be seeking to expand the range of solutions it will be marketing under the existing brands in order to provide a wider choice to the customers. Leveraging on Samsung's status as the leading global brand in electronics enjoying top positions in many categories, several new lines are slated for launch in the coming year for the Business to Business market including large format display devices.

The planned launch of Samsung mobile phones in the coming financial year is forecast to provide a platform for exponential growth of the Office Automation business. Samsung has achieved market leader status in key industrialised countries from North America to Europe and will provide opportunities for the growing Sri Lankan subscriber base with a choice of leading models of handsets for first time and replacement users.

Infomate (Pvt) Ltd, the provider of outsourced finance and accounting services mainly to JKH Group companies, will continue to seek external customers to capitalise on its expertise developed in servicing the Group companies.

As for the India based companies in the IT Enabled Services sector, there have been positive leads in terms of gaining more overseas customers. Further with stability returning to Sri Lanka, the Sri Lankan BPO operations will have a better opportunity to attract overseas clients. Thus, the growth prospects for the sector are encouraging.

Other businesses in the JKH portfolio include -

- Plantation Services
  - Tea and rubber broking
  - Tea smallholder factories
- John Keells Capital

Tea Smallholder Factories PLC is amongst the top manufacturers of orthodox low grown teas and also recognised as the producer of the best CTC teas in Sri Lanka. With over 130 years of experience in the tea trade, John Keells PLC is perceived to be the leading tea broker, particularly in the area of business ethics. Our warehousing facility is the largest and one of the best state-of-the-art complexes in the country, for pre-auction produce. Infusing international best practices in the production and sale of "Ceylon Tea", John Keells PLC has been a steadfast partner to Sri Lanka's top income earning tea industry.


OTHER INCLUDING PLANTATION SERVICES

The tea broking division of John Keells PLC has consistently obtained record prices for teas sold at the tea auctions

Review

Plantation Services

Plantation Services recorded a good year with significant top and bottom line growth by both Tea Smallholder Factories PLC (TSF) and John Keells PLC (JK PLC). In spite of global commodity prices being relatively flat, the price of tea increased compared to the previous year as the world supply fell well short of demand. During the year, wage hikes were announced and implemented. These wage hikes had a significant impact on growers, but only a moderate impact on the operations of TSF whilst JK PLC was not directly affected. The positive factor arising from the negotiations on the wages was that for the first time wage hikes were linked to productivity. This auguers well for the industry where a right balance needs to be installed between productivity and wages. The reduction in interest rates helped small holders to fund their operations. The government continued to provide concessions to the industry by way of subsidies on fertiliser and relief on higher tariffs on electricity.

John Keells Capital (JK Capital)

On a year on year comparison, the performance of JK Capital compared to the previous year was lower due to the previous year having both the Associated Motorways PLC (AMW) capital gain of Rs. 1.03 billion and the negative goodwill on Union Assurance which was partially compensated by the gain on the sale of a portion of the Keells hotels rights. During the year, the group "set the pace" with its first foray into the healthcare industry with its investment in the private placement of Central Hospital (Private) Limited at an investment of Rs. 900 million under its private equity investment arm, JK Capital.


Turnover
09/10
100%
08/09
76%
24%
07/08
57%
43%
0
20
40
60
80
100
Plantation Services
JK Capital

EBIT

- Decreased by Rs. 1.27 billion to Rs. 2.36 billion [2008/09: Rs. 3.63 billion].
- Decrease primarily due to the one-off capital gain on sale of AMW as well as the negative goodwill of Union Assurance being included in the EBIT of last year. These were partially offset by the gain on the sale of a portion of John Keells Hotels rights as explained earlier.
- Improved EBIT contribution from Plantation Services driven by increased contributions from JK PLC and TSF.


EBIT
09/10
20%
80%
08/09
10%
90%
07/08
24%
76%
0
20
40
60
80
100
Plantation Services
JK Capital

Financial Review

Revenue

- Revenue increased 2 per cent to Rs. 2.82 billion [2008/09: Rs. 2.75 billion].
- Plantation Services revenues increased by 34 per cent on the back of strong contributions by TSF and JK PLC as a result of increased volumes at TSF and an overall improvement in prices.
- This increase was offset by the absence of the group share of revenues of AMW in the current year.

Return on capital employed

- ROCE of 17.8 per cent compared with 26.5 per cent in the previous year.
- The high EBIT margin is due to the holding company contribution to EBIT with no corresponding revenue.
- Even though the EBIT margin is high, it reduced to 83.6 per cent from 131.7 per cent in the previous year due to the impact of AMW and Union Assurance as explained earlier which were partially off set by the gain on the Keells Hotels rights.

(Rs. million)	2009/10	2008/09	Chg %	2007/08
Turnover*	2,821	2,754	2.4	4,769
EBIT	2,359	3,628	(35.0)	1,981
PBT	1,612	2,692	(40.1)	1,420
PAT	1,320	2,400	(45.0)	904
Total assets	14,081	16,466	(14.5)	13,249
Total equity	2,298	2,822	(18.6)	8,288
Total debt	10,133	12,595	(19.5)	3,681
Capital employed**	12,431	15,417	(19.4)	11,969
Capital expenditure	61	120	(48.8)	43
No. of employees	1,227	1,174	4.5	1,380
EBIT per employee***	1.9	3.1	(37.8)	1.4


Contribution to Group
TURNOVER
5%
EBIT
30%
CAPITAL EMPLOYED
17%
EMPLOYEES
11%
0
20
40
60
80
100

* *Turnover is inclusive of the Group's share of associate company turnover*

** *For associate companies, the capital employed is representative of the Group's equity investment in these companies*

*** *EBIT per employee is calculated excluding the employees of associate companies*

- Similarly, the asset turnover of 0.19 times is in line with the previous year due to the holding company not having revenue.


EBIT margin 83.6%
Asset turnover 0.19
Assets/(debt+equity) 1.10
ROCE
FY09/10
17.8%
FY08/09
26.5%

Future plans and outlook

The outlook for Plantation Services is positive with expectations of growth in volumes due to production increases, weather permitting, and maintenance of current price levels. The slow but gradual recovery of developed economies should impact commodity prices leading to possible increases in tea and rubber prices. The local tea industry will continue looking at production efficiencies and enhanced yields to ensure competitiveness against tea producing nations such as Vietnam, Indonesia amongst others. It is important that efforts on building the 'Ceylon tea' brand continue aggressively to increase loyalty and educate consumers.

The possible appreciation of the Sri Lankan rupee could have an impact on export related businesses with US dollar denominated income streams and rupee cost structures. Where possible, the group will take necessary actions to minimise the exposure and volatility arising from such movements. As in the past, continued efforts on process improvement and cost efficiencies will be looked at in the ensuing year.

Following are a few of the key plans of Plantation Services over the ensuing year.

- Investment of approximately Rs. 275 million by TSF in a 2 year factory development programme to increase competitiveness of growers.
- A sustainability initiative by providing development assistance to small holder growers to enhance productivity of their lands and also their social-economic standing.

PORTFOLIO MOVEMENT AND EVALUATION

The JKH Group has been reaping the benefits of actively managing and evaluating its portfolio of businesses. The Group has been identifying and investing in better performing sectors of the economy, while reducing its exposure in the underperforming industries. This has enabled the Group to strike a right balance in its widely diversified portfolio and consolidate its position.

The process undertaken for this purpose is based on continuous evaluation and review of the performance, potential and longer term prospects of our industry groups, sectors and companies, grounded on four filters -

- 'Financial filter' - that has the JKH hurdle rate (required rate of return) as its corner stone
- 'Growth filter' - which evaluates a business in terms of its industry attractiveness
- 'Strategic fit' - that critiques the long term competitive advantage of a business/industry by evaluating the strength of competitive forces, specific industry/business risks, ability to control value drivers and the competencies and critical success factors already inherent in the Group company
- 'Complexity filter' - which considers factors such as senior management time and the risk to brand, image and reputation

JKH's hurdle rate is a function of the weighted average cost of capital (WACC), derived from the Group's cost of equity, cost of debt, target leverage, tax rates and the value creation premium required over and above the WACC. Strategic business units are assessed for risk under headings such as customer concentration, suppliers/JV partner dependence, risk of international entrants, labour dependence, cyclicality, dependence on Sri Lankan economy, and regulatory dependence etc.

The Leisure industry group saw an increased ROCE during the year. The City Hotels sector demonstrated increases in its ROCE despite the investment to facilitate the refurbishment and rebranding of Cinnamon Lakeside. In addition, the positive trend in the tourism industry in Sri Lanka enabled the Resort Hotels sector to achieve a positive ROCE as opposed to the negative ROCE in the prior year. A substantial level of capital was raised in March 2010 through the John Keells Hotels rights issue to facilitate new investments and improvements in the Resort Hotels sector. As the capital was raised at the end of the year, it had a disproportionate impact on the capital employed of both Sri Lankan and Maldivian Resorts. The Hotel Management sector continued to make a healthy contribution towards the overall ROCE of the industry group. The Destination Management sector, which earned a return over and above the Group's hurdle rate during the financial year in concern, saw an improvement primarily due to the pick up in tourist arrivals.

The Plantations sector continued to generate a return over the Group's hurdle rate, owing to the improved performance due to the increase in crop prices during the financial year.

The Transportation industry group recorded a ROCE of 17.3 per cent. The EBIT margin improved to 16.9 per cent from 15.2 per cent in the previous year, as a result of an improved performance mainly from the Ports and Shipping arm.

Consumer Foods sector saw its ROCE fall to 13.4 per cent from the prior year level of 16.9 per cent. This was mainly due to the low EBIT performance from the Indian operations of Keells Foods, which offset the positive impact from the substantial reduction in the debt position of Ceylon Cold Stores (CCS). In contrast the Retail sector saw its return improving to positive figures in the current year as a combined effect of decreased borrowings and positive EBIT for the year.

Financial Services industry group saw an increase in its ROCE mainly due to the full year's share of the Union Assurance profit being consolidated in the financial year. In addition, the stockbroking arm too performed well with a substantial level of EBIT earned in comparison to the previous year, in line with the excellent year experienced by the Colombo stock market.

The ROCE of the Property industry group decreased to 6.7 per cent from last year's level of 10.3 per cent. The reduction is attributable to the decrease in EBIT as discussed in the Industry Group Analysis section of the report.

IT industry group mainly backed by the upturn in EBIT in the BPO operations in India, displayed a positive improvement in its ROCE in comparison to the negative levels of last year.

ROCE vs Capital Employed 2009/10


ROCE (%)
250
40
35
30
25
20
15
10
5
0
Hotel Management (245%)
Plantation
Destination Management
Transportation
Financial Services
Consumer Foods
Property
Maldivian Resorts
City Hotels
IT
Sri Lankan Resorts
Retail
Hurdle Rate 18%
5
10
15
20
25
30
35
40
45
50
55
60
Rs. Bn.
Capital employed


Portfolio movements
Capital employed
Rs. billion
80
70
60
50
40
30
20
10
2005/06
2006/07
2007/08
2008/09
2009/10
Transportation
Leisure
Property
CF&R
Financial Services
IT
Other

	2006/07	2007/08	2008/09	2009/10
Investments	Construction of resort on Alidhoo for USD 22.5 million	Rs. 313 million subscribed to the NTB rights issue to maintain stake at 29.9 per cent	Rs. 2.73 billion in South Asia Gateway Terminals and increased stake to 42.2 percent	Acquired a 24.6 stake in Central Hospital (Pvt) Ltd for Rs. 900 million
	15 year sub lease on Dhonveli island in the Maldives for USD 21 million	Rs. 2.9 billion in John Keells Hotels and increased stake to 92.69 per cent	Rs. 170 million in Keells Food Products and increased stake to 83.2 per cent	Gained full control of Mackinnons American Express Travel with the purchase of a 30 per cent stake for Rs. 14 million
	20 per cent stake in Associated Motorways for Rs. 0.7 billion	Investments of USD 6 million in the completion of the Alidhoo resort	Rs. 598 million in Ceylon Cold Stores and increased stake to 80.5 per cent	Additional equity infusion of Rs. 40 million to John Keells Logistics Lanka
	14 year sub lease on Ellaidhoo island in the Maldives for USD 12.5 million		Rs. 101 million in John Keells and increased the stake to 86.9 per cent	Beruwela Holiday Resorts purchased a 4.6 acre block of land for Rs.232 million
	Additional 7.5 per cent stake in South Asia Gateway Terminals for Rs 3.6 billion		Rs. 1.12 billion investment in Union Assurance and increased stake to 80.6 per cent	Invested Rs. 251.6 million to convert Nations Trust Bank warrants to shares.
			USD 0.5 million for remaining 49 per cent of Mackinnons Keells Enterprises and Mackinnons Keells Air Services	Subscribed to 195 million shares from the John Keells Hotels rights issue investing Rs. 1.95 billion
			USD 5.72 million for 44 per cent equity stake in Quattro Finance & Accounting Solutions	
Mergers & Restructuring	Sports and Recreation Bentota merged into parent Ceylon Holiday Resorts			Walkers Air Services was amalgamated with Mack Air with the surviving entity being Mack Air (Pvt) Ltd
	Four Destination Management sector companies merged into Walkers Tours			Stake in Infomation Systems Associates divested to John Keells Computer Services for Rs. 47 million
				Trinco Holiday Resorts purchased the Club Oceanic hotel for a net consideration of Rs. 301 million
Divestments	74 per cent of Keells Restaurants and 78 per cent of Crescat Restaurants for Rs. 0.2 billion	Unawatuna Walk Inn for a consideration of Rs. 81 million	20 per cent stake in AMW for a consideration of Rs. 1.92 billion	150 million shares from the John Keells Hotels 1:3 rights issue for Rs. 751 million
	Property owned by Keells Realtors for Rs. 0.5 billion	74 per cent stake in Keells Business Systems (KBSL) for Rs. 52 million	Remaining 26 per cent of Keells Restaurants for a consideration of Rs. 49 million	Remaining 26 per cent stake in KBSL for Rs. 23 million
			Remaining 22 per cent of Crescat Restaurants for a consideration of Rs. 12 million	
Changes in capital	Debenture issue of Rs. 2 billion		Repurchase of 25.5 million shares amounting to Rs. 2.30 billion	
	Right Issue of Rs 12.9 billion		USD 75 million loan from the International Finance Corporation	

SHARE INFORMATION

Total number of shares in issue as at 31/03/2010	619,473,632
Free Float	68.87%
Stock Symbol	JKH.N0000
Newswire Codes	
Bloomberg	JKH.SL
Dow Jones	P.JKH
Reuters	JKH.CM

The JKH share

The successful cessation of the 30 year long conflict that had engulfed almost all aspects of the Sri Lankan economy, paved the way for the Colombo Stock Exchange (CSE) to have a record growth of 127 per cent in the All Share Price Index (ASPI) and 147 per cent in the Milanka Price Index (MPI) during the current financial year.

The JKH share which started the financial year at a low of Rs. 62.75 due to the weakness in the overall market sentiment, saw its stock prices climb to Rs. 184.00 as at 31 March 2010 as a result of increased investor confidence in the JKH share and the domestic equity market. The share traded between a high of Rs. 188.00 and a low of Rs. 62.50 in the year under review.

JKH high and low share prices per month


Rs.
200
180
160
140
120
100
80
60
40
20
0
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
30 - day moving average
High and low share prices

The significant growth in the JKH share of 193 per cent during the year, resulted in the share outperforming both the ASPI and the MPI. The Group attained a milestone in its share performance by crossing the USD 1 billion mark in market capitalisation, and remained the top market capitalised company on the CSE, "setting the pace" to reaching new heights in the equity market. The JKH market cap was 9.4 percent of the total market cap of the CSE.

The interest in the JKH share was reflected in the number of transactions in the share, which almost doubled in comparison to the previous financial year, with 28 per cent of the total shares issued being transacted in the second half of the year.

The JKH share has been a very liquid and robust equity investment on the Colombo bourse. With a beta of 1.32 (note that the beta was calculated on daily JKH share and market movements as measured by the ASPI for the 5 year period from 01 April 2005 to 31 March 2010) for the current financial year, the share has displayed a steadfast performance with a compounded annual growth rate of 17.5 per cent over the most recent five years in comparison to the 16.2 per cent growth in ASPI and 12.2 per cent growth in the more liquid MPI. This is further illustrated by the graph titled 'JKH share performance vs. ASPI and MPI (over 5 years)'.

Performance of the international equity markets have substantially improved in the current year as against the prior year as investor sentiment on risky asset classes improved, with expectations of a gradual global economic revival. The Asian regional markets outperformed their counterparts in North America and Europe. On the back of the renewed optimism and interest in Sri Lanka, the CSE and the JKH share outperformed the Sensex Index of the Mumbai Stock Exchange (BSESN), the Straits Times Index of Singapore (SGX's STI) and the Kuala Lumpur Stock Exchange (KLSE) which had growths of 77 per cent, 70 per cent and 49 per cent respectively within the year under consideration. However, the compounded annnual growth over the past 5 years of 17. 5 per cent by JKH was an underperformance against the 21.5 per cent compound growth achieved by the Sensex index of the Mumbai Stock Exchange. The JKH share outperformed both the KLSE and SGX's STI in the South-East Asian markets which achieved compound growths of 8.6 per cent and 6.1 per cent respectively, over the past 5 years.

Issued share capital

The total number of shares in issue at the beginning of the financial year was 611 million. During the financial year 8.1 million shares were issued through the exercise of employee share options (ESOPs), resulting in the number of shares in issue increasing to 619 million by the year end. In addition to the shares in issue, there are 28 million shares equivalent of unexercised ESOPs as at 31 March 2010. These are eligible for immediate exercise as at the date of this report.

Share volumes & relative performance vs market


Index
160
140
120
100
80
60
40
20
Volume
30,000
25,000
20,000
15,000
10,000
5,000
1 Apr 09
15 Jun 09
20 Aug 09
27 Oct 09
7 Jan 10
15 Mar 10
No of shares traded in '000s
JKH
ASI
MPI

JKH Share Performance vs. ASPI & MPI (over 5 years)


Index
325
275
225
175
125
75
25
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
JKH
ASI
MPI

JKH share compared with key regional indices (over 5 years)


Index
400
350
300
250
200
150
100
50
Mumbai
JKH
Kuala Lumpur
Singapore

The balance of global depositary receipts (GDRs), in ordinary share equivalents, decreased to 0.98 million as at the end of the year from 0.99 million at the beginning of the year due to conversions.

Dividend

The dividend policy of JKH seeks to ensure a dividend payout which correlates with the growth in profits, whilst ensuring that the company retains adequate funds to support investments, thereby facilitating the creation of sustainable shareholder value in the short, medium and long term.

During the year, the company declared, and paid, two interim dividends of Rs. 1 per share. The company also announced a final dividend of Rs. 1 per share based on the profits of the financial year 2009/10 for payment on 10 June 2010. Accordingly, the dividend per share (DPS) in the current year remained at Rs. 3 per share.

The dividend payout ratio dropped to 38.5 per cent [2008/09 : 42 per cent], increased profits for the year and reduced number of total shares as a result of the fully year effect of the share repurchase. In absolute terms, the dividend paid and payable out of 2009/10 profits will be Rs. 1.84 billion [2008/09: Rs. 1.88 billion].

	2009/10	2008/09	2007/08
Market cap (Rs. Bn)	**113.98**	38.36	76.16
Enterprise value (Rs. Bn)	**112.60**	43.34	76.71
Market value added (Rs. Bn)	**64.2**	(7.14)	32.76
EV/EBITDA (times)	**11.3**	4.3	7.8
Diluted EPS (Rs.)	**8.38**	7.52	8.00
PER (diluted)	**21.9**	8.3	14.8
Price to book (times)	**2.3**	0.8	1.7
Price/cash earnings (times)	**15.3**	8.0	12.5
Dividend yield (%)	**1.6**	4.7	4.8
Dividend payout ratio (per cent)	**38.5**	42.8	81.0
TSR (%)	**198.0**	(44.7)	(19.0)

Earnings per share

Fully diluted earnings per share (EPS) for the period Increased 11 per cent to Rs. 8.38 [2008/09: Rs. 7.52]. This was due to the 10 per cent increase in profit after tax attributable to the shareholders. The cash EPS increased 54 per cent to Rs. 12.04 [2008/09: Rs. 7.84] in the current year due to the increase in cash earnings of 51.5 per cent compared to the last year.

Total shareholder return

The total shareholder return (TSR) of the share was 198.0 per cent as a result of the 193 per cent price appreciation in the JKH share price during the year. In comparison, the return on a Treasury bill as of 01 April 2009 was 16.47 per cent.

Five year total shareholder return
(Percentage)


198.0
42.0
42.0
58.2
38.5
47.1
(19.0)
26.1
(44.7)
77.7
2005/06
2006/07
2007/08
2008/09
2009/10
Annual TSR
Indexed 5 year TSR

Market capitalisation and enterprise value

Market capitalisation of the company increased by 197 per cent to Rs. 113.98 billion during the year [2008/09: Rs.38.36 billion]. The enterprise value as at 31 March 2010 increased 160 per cent to Rs. 112.60 billion as a result of the increase in the market capitalisation.

Price earnings ratio

JKH share was trading at 21.9 times earnings as at 31 March 2010, compared to the price earning ratio (PER) of 8.3 times in the corresponding period in 2009 on a trailing PER basis. This was primarily due to the substantial increase in share price throughout the financial year. The market PER was 18.36 as at the end of the year under review, while the PER for BSESN and KLSE were 24.86 and 18.86 respectively. It is also noteworthy to highlight that the JKH share has been historically trading at a premium to the market.

Price to book

As at 31 March 2010, the price to book ratio of the Group was 2.3 times [2008/09: 0.8 times]. The book value of the Group increased by 10 per cent during the year under review.

Liquidity

During the year, 296 million shares changed hands, which is a considerable increase from last year's 109 million shares transacted. The average daily turnover of the JKH share was Rs. 182 million which amounted to 20 per cent of the daily total market turnover.

Market capitalisation
(as at 31 March)


Rs. Bn.
120
80
40
0
2006
2007
2008
2009
2010

Trend in composition of shareholders


2005/06
2006/07
2007/08
2008/09
2009/10
Executive directors and spouses
Public resident
Shareholders holding more than 10%
Executives and connected parties
Non executive directors and connected parties
Public non-resident and GDRs

Distributions to shareholders and payout ratio


Rs. Bn.
4.5
3.0
1.5
0.0
Payout %
100%
75%
50%
25%
0%
67%
63%
81%
42%
38%
2005/06
2006/07
2007/08
2008/09
2009/10
Dividend paid
Share repurchase
Dividend payout

Distribution and composition of shareholders

The total number of shareholders of JKH decreased to 8,365 from the 8,554 seen last year. Out of the total number of shareholders, 69 per cent of the shares in issue were held by public, while 6 per cent of the shares were held by the directors, executives and connected parties, and the balance 25 per cent by shareholders holding more than 10 per cent as at 31 March 2010. In terms of the domicile of shareholders, 56 per cent of shares were held by residents and 44 per cent was held by non residents compared to 46 per cent held by non residents at the end of last year.

Market information on ordinary shares of the company

	2009/10	Q4	Q3	Q2	Q1	2008/09
Share information						
High	**188.00**	188.00	172.00	155.50	138.25	121.00
Low	**62.50**	164.00	137.00	128.50	62.50	49.50
Close	**184.00**	184.00	171.50	151.00	136.75	62.75
Dividends paid (per share)	**3.00**	1.00	1.00	0.00	1.00	3.00
Trading statistics						
Number of transactions	**36,367**	6,039	7,498	7,510	15,320	15,064
Number of shares traded (thousands)	**296,176**	83,765	90,537	50,045	71,829	109,156
% of total shares in issue	**47.8**	13.5	14.8	8.2	11.7	17.9
Value of all shares traded (Rs.million)	**43,479**	14,686	13,982	7,095	7,716	8,097
Average daily turnover (Rs.million)	**182**	253	229	114	133	34
% of total market turnover	**20.3**	16.5	25.4	19.0	23.8	7.5
Market capitalisation (Rs. million)	**113,983**	113,983	105,021	92,492	83,631	38,362
% of total market capitalisation	**9.4**	9.4	9.6	9.8	10.7	7.2

Distribution of shareholders

	31 March 2010				31 March 2009			
	Number of shareholders	%	Number of shares held	%	Number of shareholders	%	Number of shares held	%
Less than or equal to 1,000	**4,893**	**58.5**	**1,261,545**	**0.2**	4,961	58.0	1,318,107	0.2
1,001 to 10,000	**2,317**	**27.7**	**8,371,031**	**1.3**	2,405	28.1	8,388,420	1.3
10,001 to 100,000	**882**	**10.6**	**25,170,515**	**4.1**	911	10.6	25,122,921	4.1
100,001 to 1,000,000	**187**	**2.2**	**65,538,729**	**10.6**	187	2.2	59,335,326	9.7
Over 1,000,001	**86**	**1.0**	**519,131,812**	**83.8**	90	1.1	517,188,222	84.7
Grand total	**8,365**	**100.0**	**619,473,632**	**100.0**	8,554	100.0	611,352,996	100.0

Composition of shareholders

	31 March 2010			31 March 2009		
	Number of shareholders	number of shares held	%	Number of shareholders	number of shares held	%
Executive directors and spouses	**4**	**7,723,529**	**1.2**	6	8,469,617	1.4
Non-executive directors and connected parties	**1**	**4,136**	**0.0**	1	4,136	0
Executives and connected parties	**138**	**28,044,397**	**4.5**	69	29,305,734	4.8
Public Resident						
Institutions	**532**	**126,431,935**	**20.4**	553	121,849,921	19.9
Individuals	**7,377**	**93,520,037**	**15.1**	7,654	92,212,331	15.0
Public Non-Resident						
Institutions	**100**	**198,219,261**	**32.0**	85	211,725,339	34.6
Individuals	**210**	**7,458,211**	**1.2**	184	65,840,621	10.7
Global depositary reciepts	**1**	**983,736**	**0.2**	1	993,406	0.2
Shareholders holding more than 10%	**2**	**157,088,390**	**25.4**	1	80,951,889	13.3
Grand total	**8,365**	**619,473,632**	**100.0**	8,554	611,352,996	100.0

Twenty largest shareholders of the company

		31 March 2010		31 March 2009	
		Number of shares	%	Number of shares	%
1	Mr S E Captain	**92,186,290**	**14.9**	80,951,889	13.2
2	Janus Overseas Fund	**64,902,100**	**10.5**	-	-
3	The Emerging Markets South Asian Fund	**19,595,358**	**3.2**	20,142,258	3.3
4	Deutsche Bank AG - London	**16,331,000**	**2.6**	-	-
5	Sri Lanka Insurance Corporation Ltd - General Fund	**15,800,000**	**2.6**	10,800,000	1.8
6	Est. of Mr A A N De Fonseka	**14,964,269**	**2.4**	14,964,269	2.4
7	Aberdeen Global Asia Pacific Equity Fund	**14,885,803**	**2.4**	14,885,803	2.4
8	Arisaig India Fund Limited	**14,431,575**	**2.3**	14,783,475	2.4
9	Janus Aspen Series Overseas Portfolio	**13,727,500**	**2.2**	-	-
10	Sri Lanka Insurance Corporation Ltd - Life Fund	**13,716,085**	**2.2**	28,062,085	4.6
11	Paints & General Industries Limited	**13,467,521**	**2.2**	277,401	0.0
12	Genesis Smaller Companies	**12,545,966**	**2.0**	15,708,495	2.6
13	Rubber Investment Trust Limited A/C no.1	**10,927,178**	**1.8**	10,763,178	1.8
14	Employees Provident Fund	**10,365,548**	**1.7**	5,995,548	1.0
15	RBC Dexia Investor Services Trust S/A Edinburgh Dragon Trust PLC	**7,452,498**	**1.2**	1,400,698	0.0
16	Mr K Balendra	**7,440,457**	**1.2**	7,702,457	1.3
17	Ms L A Captain	**7,433,789**	**1.2**	6,400,289	1.0
18	Aberdeen Global Asian Smaller Companies Fund	**7,102,113**	**1.1**	3,352,113	0.0
19	Aberdeen Asia Pacific Fund	**6,805,672**	**1.1**	6,805,672	1.1
20	Batterymarch Global Emerging Market Fund	**6,730,800**	**1.1**	-	-

Employee share option plan as at 31 March 2010

	Date of grant	Shares granted	Expiry date	Option granted price	Shares* adjusted	Excercised	Lapsed/ cancelled	Outstanding	Current price*
PLAN 3									
Award 1	29.03.2005	5,503,850	28.03.2010	136.00	9,746,823	9,076,432	670,391	-	92.72
Award 2	10.04.2006	6,645,575	09.04.2011	157.25	10,301,859	1,251,017	1,311,387	7,739,455	120.74
Award 3	28.05.2007	10,551,062	27.05.2012	146.00	10,551,062	286,120	1,068,920	9,196,022	146.00
PLAN 4									
Award 1	25.03.2008	5,405,945	24.03.2013	120.00	5,405,945	233,355	212,470	4,960,120	120.00
PLAN 5									
Award 1	17.12.2009	6,126,960	16.12.2014	160.25	6,126,960	26,025	-	6,100,935	160.25
Total		**34,233,392**			**42,132,649**	**10,872,949**	**3,263,168**	**27,996,532**	

** Adjusted for bonus issues and rights issues*

Directors' shareholding

	31 March 2010	31 March 2009
S C Ratnayake	**3,403,909**	3,227,747
A D Gunawardene	**3,903,830**	3,527,668
G S A Gunasekera *	**N/A**	1,524,574
J R F Peiris	**415,790**	189,628
E F G Amerasinghe	**4,136**	4,136
T Das	**Nil**	Nil
S Enderby	**Nil**	Nil
P D Rodrigo	**Nil**	Nil
S S Tiruchelvam	**Nil**	Nil
Options available under the employee share option plan of John Keells Holdings PLC		
S C Ratnayake	**1,778,099**	1,745,781
A D Gunawardene	**1,554,882**	1,573,624
J R F Peiris	**1,326,015**	1,401,417

** Retired w.e.f. 30 June 2009*

Employee share options

Year ended 31 March	Number of options exercised (million)
1997	0.02
1998	0.16
1999	0.27
2000	0.47
2001	0.02
2002	1.78
2003	2.30
2004	4.08
2005	1.53
2006	2.04
2007	3.67
2008	4.06
2009	0.86
2010	8.12

** First exercised in FY1997*

Dividends since 1995/96

Year ended 31 March	DPS (Rs.)	Dividends (Rs.'000)
1995	3.50	84,285
1996	2.80	77,586
1997	3.00	92,050
1998	4.00	155,783
1999	4.00	151,343
2000	3.00	168,150
2001	2.00	353,128
2002	2.00	329,869
2003	2.00	342,203
2004	2.50	725,783
2005	3.00	1,027,497
2006	3.00	1,199,460
2007	3.00	1,412,306
2008	5.00	3,176,302
2009	3.00	1,883,442
2010	3.00	1,843,642

Share capital

Year ended 31 March	Number of shares in issue (million)
1995	24.50
1996	28.00
1997	32.02
1998	40.21
1999	40.47
2000	61.18
2001	183.56
2002	185.35
2003	187.64
2004	300.08
2005	331.63
2006	400.00
2007	552.94
2008	635.99
2009	611.35
2010	619.47

History of scrip issues and repurchases since 1995/96

Year ended 31 March	Issue	Basis	Number of shares (million)	Ex-date
1996	Bonus	1:7	3.50	20-Dec-95
1997	Bonus	1:7	4.00	20-Jan-97
1998	Bonus	1:4	8.02	09-Jan-98
2000	Bonus	1:5	8.09	15-Jun-99
2000	Bonus	1:4	12.14	05-Jan-00
2001	Bonus	2:1	122.36	27-Jul-00
2004	Bonus	1:4	46.94	10-Jun-03
2004	Private placement	n/a	24.00	21-Oct-03
2004	Rights @ Rs. 75*	1:7	37.42	07-Nov-03
2005	Bonus	1:10	30.02	13-May-04
2006	Bonus	1:5	66.34	11-May-05
2007	Bonus	1:7	57.16	13-Jun-06
2007	Rights @ Rs. 140*	1:5	92.10	23-Jan-07
2007	Bonus	1:7	78.96	13-Mar-07
2009	Repurchase	1:25	25.50	11-Oct-08

** unadjusted prices*

GDR history (in terms of ordinary shares, million)

Year ended 31 March	Issued**	Converted/ Repurchased	Balance
1994	4.50	-	4.50
1995	-	0.21	4.29
1996	0.59	0.20	4.67
1997	0.27	2.80	2.14
1998	0.28	1.06	1.37
1999	-	0.75	0.63
2000	0.26	0.52	0.36
2001	0.72	0.23	0.85
2002	-	0.17	0.68
2003	-	0.16	0.52
2004	0.13	-	0.65
2005	0.06	-	0.71
2006	0.14	-	0.85
2007	0.12	-	0.97
2008	0.14	-	1.11
2009	1.11	0.12	0.99
2010	0.99	0.01	0.98

** 1 GDR equivalent to 2 ordinary shares*

*** First issued in FY1994 and subsequently increased along with bonus issues of ordinary shares*

Financial calendar 2009/10

2009/10	
Interim financial statements	
Three months ended 30 June 2009	30 July 2009
Six months ended 30 September 2009	29 October 2009
Nine months ended 31 December 2009	25 January 2010
First interim dividend paid on	30 November 2009
Second interim dividend paid on	7 April 2010
Final dividend proposed to be paid on	10 June 2010
Annual Report	31 May 2010
31st Annual General Meeting	28 June 2010

2010/11	
Interim financial statements	
Three months ended 30 June 2010	**on or before 29 July 2010**
Six months ended 30 September 2010	**on or before 8 November 2010**
Nine months ended 31 December 2010	**on or before 27 January 2011**
Annual Report 2010/11	**on or before 30 May 2011**
32nd Annual General Meeting	**24 June 2011**

PEOPLE, PROCESSES AND GOVERNANCE



THE POWER OF PEOPLE AND PROCESSES

More than just a workplace

The John Keells Group is an equal opportunity employer that considers its employees as its greatest asset. Accordingly, the Group is committed to hiring, developing and promoting individuals who possess the required competencies, skills and experience in carrying out the outputs of their positions and have the potential for growth. The Group has policies, processes and systems which ensure effective recruitment, development and retention.

The Group provides a safe, secure and conducive environment for its employees, allows freedom of association and collective bargaining, prohibits child labour, forced or compulsory labour and any discrimination based on gender, race or religion, and promotes workplaces which are free from physical, verbal or sexual harassment.

Employee related processes and systems are designed to enable, and facilitate, high accessibility by any employee to every level of management. Informal and formal dialogue on matters relating to work, as well as general interest, are encouraged. The several channels of communication which have been established include the following-

- Management is encouraged to practice an 'open door' policy
- 360 degree evaluations are done for employees at assistant vice president level and above
- An online forum is available to forward new suggestions for business opportunities
- Knowledge sharing blogs are facilitated and a 'bright idea' channel is existent
- Regular skip level meetings at assistant manager and above levels are held to obtain continuous feedback on the company and its management from different perspectives
- A direct email address to the Chairman is available to employees for bringing to his notice any transgression of Group values when other established avenues have not yielded results
- An 'independent' ombudsperson is available to employees if they fail to obtain satisfaction via established channels in matters relating to the code of conduct including sexual harassment
- Exit interviews are held for all employees of the executive level and above and all such reports are forwarded to the respective Presidents and Executive Vice Presidents for comment. Comments are also discussed by the Group Executive Committee

The strength of the JKH family

The total staffing of JKH for the year is at 10,885. Staffing is spread around different geographies and the functional level spread is as shown on the graph.

Staffing at a functional level
(Percentage)



4.4
3.9
1
17.5
73.2

Non-Executive Executives Assistant managers Managers Assistant Vice Presidents and above

JKH staffing strength by region

	Sri Lanka	Overseas
Transportation	477	66
Leisure	3,557	762
Property	104	-
CF&R	2,856	22
Financial Services	996	-
IT	430	388
Other	1,226	1
Total	**9,646**	**1,239**

Pay for performance

A customised 'pay for performance' scheme based on the two pillars of individual performance rating and organisational performance rating was implemented in 2006/07 for all Group employees at manager level and above and on the pillar of individual performance rating only for all Group employees at assistant manager and executive levels. The rationale for the exclusion of organisational rating at assistant manager and executive levels was that individuals at those levels had little direct influence on the bottom line of their organisations. After three years of its operation, the general employee consensus is that it has led to increased productivity and better performance, greater employee recognition and, consequently, reward and the alignment of employee, management and stakeholder interests. Organisational ratings are determined using the annual plan as the yardstick with adjustments made, as relevant, for the organisation's performance relative to its peers.

The pay for performance system has, as its bedrock, the performance management system (PMS) which the Group has been perfecting over the last few years and the detailed remuneration surveys which the Group conducts on a regular basis. Additionally, the Group also engages in ongoing reviews of remuneration obtained via the participation in other corporate surveys which are relevant to the Group.

Key principles

The Group believes in a Compensation Policy based on equal pay for equal roles, irrespective of gender.

The key principles underlying the Group's remuneration policy are-

- All assistant vice president (AVP) and above roles across the Group have been banded by an independent third party on the basis of the relative worth of jobs, thereby enabling internal equity

- Fixed compensation is set at levels that are competitive to enable the recruitment and the retention of high calibre executives in the identified career levels/job bands - as guided by the median, 65th percentile and 75th percentile of the best comparator set of companies (from Sri Lanka and the region, where relevant)
- Compensation, comprising of fixed (base) payments, short term incentives and long term incentives are tied to individual performance at all levels and organisational performance at manager levels and above
- Performance is measured annually on well defined individual and organisation objectives and metrics which reflect, and are positively correlated to, the company's objectives, thereby aligning employee, management and stakeholder interests. Organisational ratings are additionally modified to reflect market conditions via a set of pre-agreed peer comparators
- The more senior the level of management, the higher the proportion of the incentive component, and thereby lower the proportion of the fixed (base) component in the total target compensation
- As the decision influencing capability of a role increases, the individual performance holds lesser weightage than the organisational performance in determining total compensation and incentives
- Long term incentives have, up to now, taken the form of Employee Share Options (ESOP). They have been offered to employees, in defined career levels, based on pre-determined criteria which are uniformly applied across the eligible levels. Such options were offered at market prices prevailing on the date of the offer. The last ESOP award was made on 17 December 2009
- All remuneration policies are ultimately based on considerations of affordability and sustainability
- Clear communication, and the transparency, of current and proposed policies are deemed a must

The process mentioned above is reviewed regularly for any short comings and steps are taken to address any issues identified.

Employee involvement and empowerment

Top management, and other senior staff, are mandated to involve, as appropriate, all levels of staff in formulating goals, strategies and plans. Decision rights are defined for each level in order to inculcate a sense of ownership, reduce bureaucracy and speed-up the decision-making. Annual and five year plans are formulated on a bottom-up basis using futuristic scenarios developed by the GEC and GMCs and macro economic factors developed by the corporate centre.

Employee communication

Whilst great strides have been taken in improving both the formal and informal communication within the Group, it is yet to take the form, and be in the extent, that is desired. The importance of communication, top-down, bottom-up and lateral in gaining employee commitment to organisational goals has been conveyed, extensively, and intensively, through various communiqués issued by the Chairman-CEO and other senior managers. The tone from the top in this respect has been, and is, unrelenting. The Group has as one of its immediate objectives the freeing of employee mind sets from the 30 year old shackles of the ethnic conflict and be more innovative in addressing the customer needs in a new Sri Lanka.

Skip level meetings

As in the previous year, skip-level meetings were, once again, conducted throughout the Group companies in 2009/10 for assistant manager and above levels. Whilst this enabled employees to interact, and discuss, with superiors who are at a level higher than their own immediate supervisor, the sincerity, and the openness, of the process resulted in the subject employees participating in the meetings with more enthusiasm and purpose. This enabled to have a first-hand feedback on the aspirations of all levels of employees. The feed-back so obtained will be used in structuring new employee processes and/or revising existing employee processes.

Young forum

With a view to broadening the top level communication with the rest of the Group employees, young fora consisting of the 7 youngest ladies and gentlemen at various levels within the Group were introduced starting this year. The goal of this forum is for these young representatives to meet with the Chairman, Deputy Chairman and the Group Finance Director, in an informal setting, to discuss both hard and soft issues relating to the Group operations. One suggestion made by one such Group was to establish an on-line forum, through the JKH intranet, which would enable the employees to share knowledge not only on 'work' matters but also on 'life' matters such as health, wealth and other important topics that could enhance their lives, outside of work. This latest addition to the communication tools at JKH also has been productive in gaining trust amongst the employees that their suggestions for new businesses or process improvements are heard by the senior management as they too contribute to the forum.

Ombudsperson

In order to further strengthen our governance structures and encourage/facilitate all employees to live by our values, an ombudsperson was appointed at JKH in 2009/10. Under this, an employee or a group of employees can make complaints, with confidentiality assured as required, of alleged violations of the published Code of Conduct when that employee or group of employees feel that an alleged violation has not been addressed satisfactorily using the available/existing procedures and processes. More details of the functions of the ombudsperson are detailed in the Corporate Governance section of the report.

Corporate communications

The corporate communications (Corp Coms) team plays an integral role in keeping all employees informed of Group happenings and milestones. One of its main aims is to enhance and safeguard the 'John Keells' corporate brand. Accordingly, it engages in activities to build the brand amongst its employees, potential employees, and the public in general. The main communication channels used are the Group's Intranet myPortal, the quarterly newsletter JK Puwath, the corporate website, the media, and participation at brand building events. Corp Coms works very closely with the John

Keells Social Responsibility Foundation to create awareness, and secure the voluntary participation, of Group employees, and other stakeholders in programmes which promise sustainable development.

The support functions at the centre

The Finance and Accounting, Internal Audit, Risk Management, Insurance, Human Resource, Corporate Finance, Treasury, New Busines Development, Group Initiatives, Sustainable Development, Legal and Information Technology are the 'Centre' functions which recommend, and drive policy, in respect of the stated disciplines in the Group. They also play a key role in advising businesses in matters such as project evaluations, strategy formulation, procurement, etcetera. The staff in these functions are active in various technical committees, at a national level, and keep abreast of emerging issues, regulations and industry best practices both nationally and globally.

'SAP' at work and the continous process improvement

John Keells Group embarked on a very crucial but decisive initiative in 2003, to bring the entire Group on an integrated, common application platform to enable its ambitious growth. JKH's choice of software for this task was System Analysis and Program Development (SAP) and it is now used extensively in every aspect of the Group's operations, be it in finance and accounting, material management, sales and distribution, production planning, plant maintenance, human capital, compensation and benefits, business performance tracking, investments and employee self services, just to name a few.

The Group was able to establish a 'Shared Services' function successfully across the Group and leverage same as an added value driver in addition to other key business benefits such as-

- Improved alignment of strategies and operations
- Improve productivity and insight
- Reduce costs through increased flexibility
- Support changing industry requirements
- Reduce risk
- Improve financial management and corporate
- Optimise IT spending
- Retain top performers
- Provide immediate access to enterprise information

In addition, after an initial study of the finance processes and functions to identify areas for improvements within the Group through the SAP/SOX (Sarbanes Oxley) exercise, the following changes were made-

- Segmented the 'core' finance function and the peripheral finance functions of the Group and the number of staff involved in every detailed activity within each segment
- Segregated the work done at a business unit level, at the centre and at the shared services
- Identified functions that could be standardised throughout the Group
- Determined whether phase one of 'shared services' and enhanced internal control through SAP/Sarbanes Oxley had been completed
- Identified additional areas of process improvements, efficiencies and productivity gains

The Group strongly believes that process review and improvement are imperative in a rapidly changing/evolving business world and that it needs to be a continuous process in order to achieve maximum efficiency.

BOARD OF DIRECTORS

Susantha Ratnayake
Chairman-CEO

Susantha Ratnayake was appointed as the Chairman and CEO of John Keells Holdings PLC in January 2006 and has served on the JKH board since 1992/93. He is also the Chairman of many of the listed and un-listed companies within the Group. He is a council member of the Employers' Federation of Ceylon, serves on various clusters of the National Council of Economic Development (NCED) and is the Vice Chairman of the Ceylon Chamber of Commerce as well as the Chairman of the Sri Lanka Tea Board. He has over 32 years of management experience, all of which is within the John Keells Group.

Ajit Gunewardene
Deputy Chairman

Ajit Gunewardene is the Deputy Chairman of John Keells Holdings PLC and has been a member of the board for over 17 years. He is a Director of many companies in the John Keells Group and is the Chairman of Nations Trust Bank PLC and Union Assurance PLC. He is a member of the board of Nanco (Pvt) Ltd, a company established for the development of Nanotechnology in Sri Lanka under the auspices of the Ministry of Science and Technology. He has also served as the Chairman of the Colombo Stock Exchange. He was a member of the Board of the Sri Lanka Tourism Promotion Bureau. Ajit has a degree in Economics and brings over 28 years of management experience.

Ronnie Peiris
Group Finance Director

Appointed to the board during 2002/03, Ronnie Peiris has overall responsibility for Group Finance including Treasury, Taxation, Corporate Finance, Group Initiatives, Shared Services and the Information Technology functions at the centre. Previously, managing director of Anglo American Corporation (Central Africa) Limited and EXCO member of Konkola Copper Mines PLC, both in Zambia, Ronnie has served on many boards overseas. Ronnie has over 38 years finance and general management experience in Sri Lanka and abroad. He is a Fellow of the Chartered Institute of Management Accountants, UK, Association of Chartered Certified Accountants, UK, and the Society of Certified Management Accountants, Sri Lanka, and holds an MBA from the University of Cape Town, South Africa. He is a member of the committee of the Ceylon Chamber of Commerce, Chairman of its taxation sub committee and also serves on its economic, fiscal and policy planning sub committee. He is currently the Vice President of the Institute of Directors.

Franklyn Amerasinghe
* Director

Appointed to the board during 1999/00, Franklyn Amerasinghe is the former CEO and Director General of the Employers' Federation of Ceylon. He was thereafter attached to the ILO as a senior specialist in the social dialogue sector in charge of Employers Organisations in East Asia up to October 2002. A bachelor of law and a lawyer by profession, he is currently a consultant and trainer in social dialogue, human resource management, corporate social responsibility and industrial relations, both in Sri Lanka and abroad. He has also authored books on a wide range of subjects and published papers in some international and local journals.

He is a founder trustee of the Association for Dialogue & Conflict Resolution. He was also one of the founder directors of the Skills Development Fund.

Tarun Das
** Director

Tarun Das has spent his entire working career in industry associations, starting in November 1963 with the predecessor body of Confederation of Indian Industry (CII) and was the Director General and Chief Executive since April 1967 till May 2004 and Chief Mentor from 1 June 2004 -31 October 2009. He is currently Chairman of CII's USA Council and a permanent invitee to the CII National Council and Presidents Council, the two apex bodies of CII.

He is a LifeTime Trustee of The Aspen Institute, USA; Member, Board of Governors, East West Centre, USA; Member,

International Council, The Asia Society, USA; Co-Chair of the Indo-US Strategic Dialogue (Track II) and of Indo-US-Japan Strategic Dialogue (Track II). He is also a member of the India-Singapore Strategic Dialogue (Track II).

Tarun is the Managing Trustee of Indian Business Trust for HIV/AIDS; President, Aspen Institute India; Vice President, World Wide Fund-India; Non-Executive Chairman, Haldia Petrochemicals Ltd, member of the Board of GIVE India Foundation; member, Board of Trustees, Public Interest Foundation, India; member, Board of Governors, National Council of Applied Economic Research (NCAER) and member, Governing Council, Management Development Institute, India; and a member of the Board of Directors of West Bengal Industrial Development Corporation (WBIDC).

He is also on the International Advisory Board of ACE Insurance, USA; member, IndiaAdvisory Board of VOITH (Germany); JCB (UK) and Microsoft Corporation (USA).

Steven Enderby
** Director

Appointed to the board in 2005/06, Steven Enderby is currently based in India where he is a partner in the leading emerging markets private equity investor, Actis. His other directorships include Swaraj Mazda, Avtec, Tema India, Halonix, Ceylon Oxygen, MFE and Actis Advisers. Steven holds a BSc (Hons) in economics and accounting from the Queens University of Belfast and is a member of the Chartered Institute of Management Accountants, UK.

Deshamanya Deva Rodrigo
** Director

Appointed to the board in July 2006, Deva Rodrigo, a chartered accountant, had a career with the international accounting and consulting organisation PricewaterhouseCoopers, joining the firm in East Africa in 1974 and serving in its London offices in 1980. He was a Founder Partner when PricewaterhouseCoopers established its Sri Lankan firm in 1981, and held the position of senior partner from 1992 to 30 June 2006, when he retired from the firm. He was the chairman of the Ceylon Chamber of Commerce. He has previously held public office as a director of People's Bank and as a member of the Telecommunication Regulatory Commission. Deva was also a member of the Monetary Board of the Central Bank of Sri Lanka and a member of the National Council for Administration.

He also serves as the Chairman Audit Committee and Non Executive Director of Ceylon Tobacco Co., PLC and Chevron Lubricants Lanka PLC.

Sithie Tiruchelvam
** Director

Appointed to the board in January 2007, Sithie Tiruchelvam, a lawyer of the Supreme Court of Ceylon, specialises in corporate law, intellectual property law and labour law and is a notable human rights campaigner. She obtained her LLB from the University of Ceylon in 1966, and was admitted to the Supreme Court as Advocate in 1968. She is a Founding Partner of Tiruchelvam Associates. She currently serves on several boards, among them being Central Corporate & Consultancy Services (Pvt.) Limited, Nadesan Centre for Human Rights and South Asians for Human Rights, a regional organisation with its secretariat in Colombo. Sithie is a member of the Foundations for Peace Network, a worldwide network of community foundations working on peace and reconciliation in fractured societies. She has also completed a programme on corporate philanthropy at the Rockefeller Foundation, programme for philanthropy in New York, USA in 2000/01.

* *Senior independent non-executive*
** *Independent non-executive*

GROUP EXECUTIVE COMMITTEE

Dilani Alagaratnam
President

Dilani Alagaratnam has overall responsibility for the Group Human Resources, Legal and Secretarial and Corporate Communications functions of John Keells Holdings PLC. A lawyer by profession, she has been with the Group for 18 years and is a law graduate and a holder of a Masters Degree in Law. She is a member of the steering committee on human resources and education of the Ceylon Chamber of Commerce, and a member of the national labour advisory committee.

Krishan Balendra
President

Krishan Balendra has responsibility for the Retail sector, John Keells Stock Brokers and the Corporate Finance & Strategy function of the Group. He started his professional career at UBS Warburg, Hong Kong, in investment banking, focusing primarily on equity capital markets. After a four year stint in Hong Kong, he continued his career in corporate finance at Aitken Spence & Co. PLC, Sri Lanka prior to joining JKH. Krishan holds a law degree (LLB) from the University of London and an MBA from INSEAD. He is a member of the board of the Colombo Stock Exchange.

Romesh David
President

Romesh David has been with the Group for 30 years during which he has served in the Leisure, Domestic & International Trade, IT and Transportation sectors of the Group. He now has overall responsibility for the Transportation industry group. He is a member of the National Council for Economic Development (transport cluster), a member of the economic infrastructure subcommittee of the Ceylon Chamber of Commerce and member of the Chartered Institute of Logistics and Transport. Romesh is a past chairman of the Sri Lanka Freight Forwarders' Association and the Council for Business with Britain.

Sanjeeva Fernando
President

Sanjeeva Fernando has overall responsibility for the IT industry group. Prior to this he was Head of the Transportation sector. He has over 23 years of management experience, 16 of which have been with the Group in diverse businesses and capacities. A printer by profession, Sanjeeva qualified from the London School of Printing and is a member of the London Institute of Printing. He joined JKH in 1993 to head the Group's printing and packaging business and was the CEO of Lanka Marine Services from the time of its acquisition in 2002 until 2005.

Jitendra Gunaratne
President

Jitendra Gunaratne is responsible for the Consumer Foods sector. Prior to his appointment as President, he overlooked the Plantations and CF&R Manufacturing sectors. His 29 years of management experience in the Group also covers Leisure and Property. Jitendra holds a diploma in marketing and serves as a member of the advisory committee on consumer affairs of the Ceylon Chamber of Commerce.

Suresh Rajendra
President

Suresh Rajendra has overall responsibility for the Property industry group. He has over 18 years of experience in the fields of finance, travel and tourism, and business development acquired both in Sri Lanka and overseas. Prior to joining the Group, he was the head of commercial and business development for NRMA Motoring & Services in Sydney, Australia. Suresh is a Fellow of the Chartered Institute of Management Accountants, UK.

Note: The Group Executive Committee is currently a 9 member team including the three executive directors and the above members

GROUP OPERATING COMMITTEE

Sujiva Dewaraja
Executive Vice President

Sujiva Dewaraja heads the IT sector. Since passing out as a Chartered Management Accountant in London in 1980, he worked in corporate strategy at a diversified conglomerate and in MIS for a Middle Eastern government. Moving to the USA in 1987, he read for an MBA from the University of Pittsburgh, Pennsylvania, earning a place on the Dean's List. Since then, he has held varied general management positions. He is a Fellow of CIMA, UK and an Associate member of the Chartered Institute of Bankers, London. Sujiva was founder Secretary of the Consumer Electronics and Domestic Appliances Association in 1995 and the Sri Lanka Netherlands Association. He served on the committee of the Ceylon Chamber of Commerce in 1997/98 and on the advisory panel on ICT export to the Minister of Enterprise Development in 2007/08. He was a founding board member of the Lanka Software Foundation as well as SLASSCOM (Sri Lanka Association of Software and Services Co's), of which he is currently Vice President.

Roshanie Jayasundera-Moraes
Executive Vice President

Roshanie Jayasundera-Moraes, Head of the Retail sector, has been with the Group since 1991. She was with the Airlines sector of the Transportation industry group, before being appointed as head of the Group's supermarket business in November 2003. A holder of a diploma in marketing from the Chartered Institute of Marketing (CIM), UK, Roshanie also holds an MBA from the Post-Graduate Institute of Management of the University of Sri Jayawardenepura, Sri Lanka.

Sanjeewa Jayaweera
Executive Vice President

Sanjeewa Jayaweera, Chief Financial Officer for the Consumer Foods & Retail industry group, has been with the Group for 17 years, during which he served in the Resort Hotels sector of the Leisure industry group and was the Sector Financial Controller for Resort Hotels from 1998 to 2005. Prior to joining the Group, Sanjeewa was based in the United Kingdom and worked for several years as an audit manager.

Jayantissa Kehelpannala
Executive Vice President

Jayantissa Kehelpannala, Sector Head Resort Hotels, has over 28 years of experience in the leisure industry both in hoteliering and inbound tourism. He is currently the President of the Sri Lanka-Maldives Bilateral Business Council which is under the aegis of the Ceylon Chamber of Commerce, Vice Chairman - Hotels and Tourism employers group of the Employers' Federation of Ceylon and a Member of the Wages Board for the hotel & catering trade.

In addition Jayantissa is also a director of the Rainforest Ecolodge which is an industry driven hotel development project to cater and popularise eco tourism in Sri Lanka.

Vasantha Leelananda
Executive Vice President

Vasantha Leelananda is Head of the Destination Management sector and counts over 31 years in the leisure industry with the John Keells Group. He served as the Managing Director of Walkers Tours from 1997 to 2005 and overlooks the travel operations in Maldives, India and Sri Lanka. Vasantha holds an MBA from the University of Leicester. He is a past President of the Sri Lanka Association of Inbound Tour Operators (SLAITO) and served as a board member of the Sri Lanka Convention Bureau from 2003 to 2007. He is a board member of the Sri Lanka Institute of Tourism & Hotel Management and a Vice Chairman of the Responsible Tourism Partnership which is affiliated to the Travel Foundation UK.

Chandrika Perera
Executive Vice President

Chandrika Perera was appointed as the Chief Financial Officer of the Leisure industry group in March 2005. She has been with the Group for 27 years. She held the position of Group Financial Controller from 1999 to 2005. A Fellow of the Institute of Chartered Accountants of Sri Lanka and the Society of Certified Management Accountants, Sri Lanka, she holds an MBA (finance) from the University of Southern Queensland. Chandrika serves as a management committee member of the financial reporting faculty of ICASL, and is a member of the steering committee on income taxes.

Mano Rajakariar
Executive Vice President

Mano Rajakariar, has been the Group Financial Controller since April 2005. He has been with the Group for over 14 years in many capacities including serving as the Sector Financial Controller of the Plantations sector and heading the Shared Services implementation within the Group. He has over 22 years of experience in audit, finance and general management acquired both in Sri Lanka and overseas. Mano is a Fellow member of the Institute of Chartered Accountants of Sri Lanka (ICASL) and the Chartered Institute of Management Accountants, UK. He currently serves as a committee member of the Urgent Issues Task Force (UITF) and of the financial reporting faculty of the ICASL.

Waruna Rajapakse
Executive Vice President

Waruna Rajapakse, Head of New Business Development and Group Initiatives, has over 23 years of experience in Sri Lanka and in the UK, primarily in management consultancy and project finance. Prior to joining the Group in 2002, he worked for the government at the Bureau of Infrastructure Investment, Informatics International Ltd (UK) and at Ernst & Young. Waruna is a Fellow member of the Chartered Institute of Management Accountants, UK, and an Associate member of the Institute of Chartered Accountants of Sri Lanka. He also holds an MBA from City University-Cass Business School, London, UK. He is a member of the infrastructure steering committee of the Ceylon Chamber of Commerce and a member of the Sri Lanka Governance Board of the Chartered Institute of Management Accountants of UK.

Lallith Ramanayake
Executive Vice President

Lallith Ramanayake, Head of the Plantation Services sector and head of the CSR initiative of JKH, has been with the Group for over 38 years. He has also served as the Head of the Transportation sector during the period from 2007 to 2009. He is a member of the Chartered Institute of Marketing, UK with the chartered marketer status and holds an MBA from the Postgraduate Institute of Management, University of Sri Jayewardenepura. Lallith has been the chairman of the Colombo Brokers' Association, a director of the Sri Lanka Tea Board, Deputy Chairman of the Tea Association of Sri Lanka, and a member of the plantation/tea cluster of the National Council for Economic Development, where he chaired the sub committee which developed the national 10 year plan for the tea industry. He has served on the executive committee of the Ceylon Chamber of Commerce.

Ramesh Shanmuganathan
Executive Vice President

Ramesh Shanmuganathan is the Group's Chief Information Officer and member of the Group Management Committee for Information Technology industry group and has over 17 years of experience in the ICT industry both in Sri Lanka and the USA, with the last 10 years in C-level management.

Prior to this he has served in the Group's IT sector as the CEO of Keells Business Systems Limited since 2001 and Head of Strategy/New Business Initiatives of John Keells Computer Services Ltd since 2004 until he assumed duties as the Group's CIO. Ramesh is a Hayes-Fulbright Scholar and holds to his credit a MSc (information technology & computer science) with phi kappa phi honours from Rochester Institute of Technology, MBA (general) from Postgraduate Institute of Management, University of Sri Jayewardenepura, BSc.Eng. (electronics & telecommunications) with first class honours from University of Moratuwa. He is a chartered engineer, chartered IT professional and a Fellow of the British Computer Society. He has active memberships in several other professional institutions and is a visiting faculty member for several post-graduate programs. He is also the Chair of the SLASSCOM CIO Council.

Devika Weerasinghe
Executive Vice President

Devika Weerasinghe, Chief Financial Officer of the Transportation industry group previously held the position of Sector Financial Controller of the Transportation sector. She also served as the Sector Financial Controller of the Airlines SBU of the Transportation sector during the period 1998-2004. An Associate member of the Chartered Institute of Management Accountants-UK, Devika also holds a bachelors degree in Business Administration, from the University of Sri Jayawardenepura.

Note: The Group Operating Committee is currently a 20 member team consisting of the GEC and the above members

CORPORATE GOVERNANCE

The JKH corporate governance philosophy practiced is in full compliance with the following and where necessary, any deviations as allowed by the relevant rules and regulations have been explained.

- Companies Act No. 7 of 2007
- Listing rules (revised January 2010) of the Colombo Stock Exchange (CSE) - see check list at the end of the section
- The recommendations of the Combined Code of 2008 to the extent that they are practicable in the context of the nature of our diverse businesses and their risk profiles
- All provisions of the Code of Governance of the Institute of Chartered Accountants of Sri Lanka

Our Corporate Governance philosophy, founded on a culture of performance within a framework of conformance and compliance, "sets the pace" to succeed in today's competitive business environs, in a manner that is sustainable and equitable to all our stakeholders. This philosophy has been institutionalised at all levels in the Group through a strong set of corporate values and a written code of conduct that all employees, senior management and the Board of Directors are required to follow in the performance of their official duties and in other situations that could affect the Group's image. Directors and employees at all levels are expected to display ethical and transparent behaviour through their communication and role modeling.

Code of conduct

The four basic principles of the John Keells Holdings (JKH) code of conduct and ethics, are the -

- allegiance to the company and the Group
- compliance with rules and regulations applying in the territories that the Group operates in
- conduct of business in an ethical manner at all times and in keeping with acceptable business practices
- exercise of professionalism and integrity in all business and 'public' personal transactions

The Chairman of the Board affirms that there has not been any material violation of any of the provisions of the aforementioned code of conduct. In the instances where violations did take place, they were investigated and handled through the company's well established procedures.

JKH corporate governance framework

JKH is committed to the highest standards of business integrity, ethical values and professionalism in all its activities towards rewarding all its stakeholders with greater creation of value, year-on-year. Our governance framework which has been communicated to all levels of management and staff in individual businesses and functional units is based on the following -

- The board of JKH is responsible to shareholders to fulfil its stewardship obligations, in the best interest of the company and its stakeholders
- Maximising shareholder wealth-creation on a sustainable basis while safeguarding the rights of multiple stakeholders
- The methods we employ to achieve our goals are as important to us as the goals themselves
- No one person has unfettered powers of decision making
- Building and improving stakeholder relationships is an integral aspect of board effectiveness and a responsible approach to business
- Taking an active role in discussing with the relevant regulatory bodies the implementation of governance regulations, accounting standards and economic reforms in Sri Lanka and other jurisdictions where the Group has major business interests
- Opting, when practical, for early adoption of best practice governance regulations and accounting standards
- Our resolve to maintain strong governance practices which present strong commercial advantages especially through a lowering of our cost of capital as a result of the

strengthened stakeholder confidence, particularly the confidence of our investors, both institutional and individual

- The making of business decisions and resource allocations, in an efficient and timely manner, within a framework that ensures transparent and ethical dealings which are compliant with the laws of the country and the standards of governance our stakeholders expect of us

THE BOARD OF DIRECTORS

Board composition and independence

As at the last Annual General Meeting (AGM) of JKH, held on 26 June 2009, the board consisted of 9 directors comprising of-

- 4 executive directors (ED) including the Chairman
- 5 non-executive independent directors (NED/ID)

As at the date of this report, the board consists of 8 members, comprising of-

- 3 executive directors and
- 5 non-executive Independent directors

Independence of the Directors have been determined in accordance with the criteria suggested by the Combined Code and the criteria of the CSE Listing Rules revised in January 2010 and have been identified as such in the board profiles given later in this report. The 5 independent non-executive members have submitted signed confirmations of their independence.

Conflicts of interest and independence

Over and above the issue of independence, each director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest arising from external associations, interests or personal relationships in material matters which are considered by the board from time to time. Directors who have had an interest in a matter under discussion have excused themselves from deliberations on the subject matter and have abstained from voting on them. Abstentions, where applicable, from board decisions, are duly minuted.

Prior to appointment to the board, eligible persons are requested to make known their various interests that could potentially conflict with the interest of the company. Once appointed to the board, all directors are expected to inform the board and obtain board clearance prior to accepting any position, or engaging in any transaction that could create a potential conflict of interest. All non-executive directors are required to notify the Chairman-CEO of changes to their current board representations. Details of companies in which board members hold board or board committee membership is available with the company for inspection by shareholders on request.

Senior Independent Director

Franklyn Amerasinghe was confirmed as the Senior Independent Director (SID). The terms of reference of the role include-

- Leading the evaluation and appraisals of the performance of the Chairman-CEO
- Chairing the Nominations Committee when considering succession for the role of Chairman-CEO
- Acting as the point of contact for stakeholders with concerns which have failed to be resolved through the normal channels

	Share Holding [1]	Management /Director [2]	Material Business Relationship [3]	Employed by the Company [4]	Family member, a director or CEO [5]	Continously served for nine years [6]
Executive Director (ED)						
S Ratnayake					●	
A Gunewardene					●	
S Gunasekera*					●	
R Peiris					●	●
Non Executive/Independent Director (NED/ID)						
F Amerasinghe		●	●	●	●	
T Das	●	●	●	●	●	
S Enderby	●	●	●	●	●	●
D Rodrigo	●	●	●	●	●	●
S Tiruchelvam	●	●	●	●	●	●

* retired w.e.f. 30 June 2009

● Compliant   Compliant with explanation

Definitions	Explanation
1. Shareholding carrying not less than 10% of voting rights	None of the individual ED or NED/ID shareholding exceeds 1%
2. Director of another company**	None of the NED/IDs are directors of another company as defined
3. Income/Non cash benefit equivalent to 20% of the director's income	NED/ID income/cash benefits are less than 20% of individual director income
4. 2 years immediately preceeding appointment as director	None of the NED/ID are employed or have been employed at JKH
5. Close family member who is a director or CEO	No family members of the ED or NED/IDs is a director/CEO
6. Has served on the board conitnously for a period exceeding nine year	see note below

Note: *All directors make a formal declaration of all their interests on an annual basis. Based on such declarations and notwithstanding that Franklyn Amerasinghe and Tarun Das have completed 9 consecutive years, the board considers them 'independent' given their objective and unbiased approach to matters of the board.*

*** **Other** companies in which a majority of the other directors of the listed company, are employed, or are directors or have a significant shareholding or have a material business relationship*

- Acting as an alternative point of contact to the Chairman-CEO for executive directors
- Meeting with the other non-executive directors, without the presence of the Chairman-CEO, on at least an annual basis and addressing any concerns with the Chairman-CEO or the board as appropriate

Non Executive/Independent Directors and the Board Balance
All non-executive directors (NED) are encouraged to propose discussion items for the board meetings.

The board is of the view that its present composition ensures a right balance between executive expediency and independent judgment. Collectively, the non-executive directors bring a range of value adding domestic and international experience, and expertise, in specialised functions. The company is conscious of the need to maintain an appropriate mix of skills and experience on the board and to refresh progressively its composition over time. The company also notes the value that has been brought to bear by the NEDs on the governance of the Group. The NEDs of the board collectively possess strong financial acumen and are in good positions to assess the integrity of the Group's financial reporting systems and controls, continually review and critique these systems and make changes to them as necessary.

Board responsibilities and decision rights
The Board of Directors is accountable to the shareholders for the governance of the company. All directors are accountable for the proper stewardship of the company's affairs and share a responsibility in ensuring the highest standards of disclosure and reporting, ethics and integrity across the Group. Powers specifically reserved for the board as highlighted in the JKH 'decision matrix' include -

- Providing direction and guidance to the company in the formulation of its strategies and in the pursuance of its operational and financial goals
- Monitoring systems of governance and compliance
- Overseeing systems of internal control and risk management
- Determining any changes to the discretions/authorities delegated from the board to the executive levels
- Approving major acquisitions and disposals and capital expenditure
- Reviewing HR processes with emphasis on top management succession planning
- Approving annual budgets and strategic plans
- Approving any changes to constitutional documents and the issue of JKH equity/debt securities
- Appointing and reviewing the performance of the Chairman-CEO

Delegation of authority
The board has, subject to pre-defined limits, delegated its executive authority to the Chairman-CEO who exercises this authority through the Group Executive Committee (GEC), which he heads and to which he provides leadership and direction.

While the board sets the high level strategic direction and the overall policy framework of the Group, it has delegated the implementation of board set strategies/policies and strategy formulation at specific industry group level to the Chairman-CEO. Details of the Group's management, operating and overlay structures are detailed later in the report.

Board decision rights, as opposed to executive director decision rights, covering people, strategy and planning and finance are well defined and meticulously followed and ensure the balance between the speed of decision making and appropriate debate. These decision rights are reviewed regularly with a view to assessing its appropriateness in meeting the management needs of the day.

The board has also delegated some of its functions to board committees while retaining final decision rights pertaining to matters under the purview of these committees.


Board
Audit Committee
Remuneration Committee
Nominations Committee
Members
4 Independent Directors
0 Executive Directors
3 Independent Directors
0 Executive Directors
3 Independent Directors
Chairman - CEO of JKH
Regular Attendees
Chairman - CEO of JKH
Group Finance Director
Chairman - CEO of JKH
Group Finance Director

All three committees are chaired by independent directors appointed by the board.

Role of the Chairman-CEO
The Chairman, who is also the Chief Executive Officer (CEO), is responsible for-

- leading the board and for its effectiveness
- executing the strategies and policies of the board

The appropriateness of combining the roles of Chairman and CEO is discussed regularly (in the minimum, once per year) on the basis of such discussions and the 'pros' and 'cons' that emerged from the review by the Boston Consulting Group in 2003, the board deems that combining the two roles is more appropriate for the Group at present, in meeting stakeholder objectives in a conglomerate setting.

The Chairman, while leading the board in effectively discharging its duties towards all stakeholders, ensures with the assistance of the Board Secretary, that-

- board procedures are followed
- directors receive timely, accurate and clear information
- updates on matters arising between meetings
- board agendas are dispatched 2 weeks prior to the board meeting leaving 10 clear calendar days for the directors to read the material

The Chairman:
- sets the tone for the governance and ethical framework of the Group

- ensures that constructive working relations are maintained between the executive and non-executive members of the board

As the CEO, he guides and supervises executive directors in striking a balance between their board and executive responsibilities.

The Chairman-CEO had structured direct discussion with the non-executive directors on 1 occasion during the year, without the presence of the other executive directors. Issues arising from such discussion have been actioned in consultation with the affected persons.

The board composition, Group organisation, and in particular, the committee overlay structure discussed, in this report ensure that no one individual has unfettered powers of decision making. As the head of the Group Executive Committee (GEC), the Chairman-CEO provides the overall direction and policy/execution framework for the board's decisions via this structure. Experience has proved that this structure has enabled him to effectively balance his role as the Chairman of the board and the CEO of the company/Group.

Board meetings, agenda and attendance

As a general rule, the board of JKH meets once every quarter, in the least. During the year under review, the board met on 3 occasions which is 1 less than the recommended due to the transition from meeting every other month to meeting once a quarter. However, as indicated on the table below, the Board has met 5 times in the last 13 months.

Attendance of Board meetings	25 March '09	26 June '09	22 October '09	21 January '10	22 April '10
S Ratnayake - Chairman	✓	✓	✓	✓	✓
A Gunewardene - Deputy Chairman	✓	✓	✓	✓	✓
S Gunesekera**	✓	✓	N/A	N/A	N/A
R Peiris	✓	✓	✓	✓	✓
F Amerasinghe	✓	✓	✓	✓	✓
T Das	✓	✓	✓	-	-
S Enderby	✓	-	✓	-	✓
D Rodrigo	✓	✓	✓	✓	✓
S Tiruchelvam	✓	✓	✓	✓	✓

** Retired w.e.f.30 June 2009

The formal schedule of matters reserved for board consideration and decision, include the items summarised under 'Board responsibilities and decision rights' as afore mentioned, and other matters having a material effect on the company and the Group. All matters considered were unanimously resolved after careful consideration of the various opinions and views expressed by the directors.

Your board states that every one of its members dedicated adequate time and effort in discharging their duties and that member attendance during board meetings and board committee meetings was healthy. In addition to the Board meetings the following committees met during the financial year:

Member attendance of Committee meetings	Nominations Committee meetings		Remuneration Committee meetings		Audit Committee meetings	
	HEA	A	HEA	A	HEA	A
S Ratnayake - Chairman - CEO	1	1				
F Amerasinghe - Chairman, Remuneration Committee			3	3	6	6
T Das - Chairman, Nominations Committee	1	1				
S Enderby	1	1			6	5
D Rodrigo - Chairman, Audit Committe			3	3	6	6
S Tiruchelvam	1	1	3	3	6	4

HEA - Meetings held and eligible to attend
A - Attended

Allowing for non-executive director involvement in various board committees and time spent by them in considering various matters that require discussion and decision in between the formal board meetings, the company estimates that non-executive directors devoted around 30 full time equivalent days each to the Group during the year.

Supply of information and board induction

All directors are fully briefed on important developments in the various business activities of the Group and they regularly receive information concerning the Group's-

- operations
- finances
- risks
- employees
- potential conflicts of interest situations in order to enable them to fulfil their duties and obligations effectively

Steps are also taken in ensuring that newly appointed non-executive directors are apprised of the operations of the Group, its strategies, values and culture, operating model, policies, governance framework and processes. Their attention is also drawn to their responsibilities as directors in terms of prevailing legislation and to the Code of Conduct demanded by the company.

The directors have access to external and internal auditors, experts, senior managers under a structured arrangement, and to information, as is necessary, to carry out their duties and responsibilities effectively and efficiently. Apart from periodic performance reports, directors also receive information updates from management on topical matters, new regulations and best practices as relevant to the Group's businesses. Additionally, all directors have access to the services of the company secretaries whose appointment and/or removal is the responsibility of the board.

External professional advice

The board seeks independent professional advice when and where necessary. During the year under review, professional advice was sought on various matters including-

- Legal, tax and accounting aspects, particularly where independent external advice was deemed necessary in ensuring the integrity of the subject decision
- Impacts of the Sri Lankan economy on JKH businesses and other economic advisory services

- Actuarial valuation of gratuity and other valuations for insurance purposes
- Desktop valuation of investment property
- Conducting a Group wide stakeholder engagement for upgrading the Sustainability reporting to a 'B+' from the previous C+ per the guidelines of the Global Reporting Initiative

Board and CEO's performance appraisal

The board continued with its annual board performance appraisal in 2009/10. It is a formalised process of self appraisal, whereby each member assesses, on an anonymous basis, the performance of the board under the headings of-

- role clarity and effective discharge of responsibilities (in relation to the responsibilities highlighted earlier in this report)
- people mix and structures
- systems and procedures
- quality of participation
- board image

The scoring, and open comments, were collated by the SID and the results were analysed to give the board an indication of its effectiveness as well as areas that required addressing and/or strengthening. Despite the original anonymity of the remarks, the open and frank discussions that follow, including some directors identifying themselves as the person making the remark, reflects the keenness of the board to make themselves more effective. The evaluations revealed that whilst areas previously identified as weak had strengthened , there were others which could be further improved.

The Remuneration Committee, chaired by the SID, appraises the performance of the Chairman-CEO on the basis of pre-agreed objectives for the Group set in consultation with the board as follows.

Group's performance	Group's performance	Soft aspects
✓ against plan	✓against peers	✓company image
	• revenue growth	✓customer orientation
	• market share	✓human resource management
	• profit growth	✓societal trust
	• earnings per share	

Board appointments and Nominations Committee

The responsibility for identifying and proposing suitable candidates for appointment as non-executive directors to the board of JKH, in keeping with the target board composition and skill requirements, lies with the Nominations Committee. The Nominations Committee assesses the current needs and the emerging needs of the Group in determining the future composition of the Board. The emerging needs combined with the objectives and the strategies set for the coming years are considered key when identifying skill sets required, especially skills that may not be readily available within Sri Lanka. Based on these requirements the Nominations Committee scans the external environment to identify potential candidates that can add value to the existing board. Currently the board members have varying qualifications in economic, environmental and social topics and are involved in many committees and associations that serve the business community as a whole. The nominations committee also manages the process of appointing the Chairman-CEO of JKH.

During the year, the Nominations Committee comprised of 3 independent directors (including the Chairman of the committee) and the Chairman-CEO of JKH.

Board appointments follow a formal and transparent procedure. There were no new appointees to the board in the financial year 2009/10.

The detailed Nominations Committee report is given in the Board Committee reports section of the Annual Report.

Tenure, retirement and re-election

- The EDs are appointed and recommended for re-election until their prescribed company retirement age.
- The NED's are appointed for a term of three years, ideally up to a maximum of three terms each, subject to the age limit as per statutory provision at the time of re-appointment following the end of a term.

One-third of the directors, except the Chairman-CEO, retire by rotation on the basis prescribed in the articles of the company. A director retiring by rotation is eligible for re-election by a shareholder resolution at the AGM.

All directors are subject to election by shareholders at the first AGM after their appointment. The board recommends that shareholders vote in favour of the resolutions to elect the relevant directors who come up for re-election at the AGM. Their biographical profiles have been provided in the Annual Report. The resolutions cover the re-election of Tarun Das who retires in line with Section 210 of the Companies Act 2007, upon reaching the age of 70, as well as A D Gunewardene and J R F Peiris who retire by rotation this year and become eligible for election at the AGM to be held on 28 June 2010.

As mentioned in the last Annual Report, Sumithra Gunesekera retired with effect from 30 June 2009.

REMUNERATION

Remuneration Committee

The Remuneration Committee, comprising 3 independent directors, is responsible for-

- assisting the Board of Directors in establishing remuneration policies and practices in the Group, and
- in reviewing and recommending to the board appropriate remuneration packages for the Chairman-CEO and the other executive directors.

The Committee has been fully apprised of the current remuneration policy of the Group, the measures taken by the Group regarding staffing and remuneration during the next 12 to 18 months, and the challenges that the Group is likely to face with businesses vying for talent in a rapidly developing economic situation in the country.

The Remuneration Committee in consultation with the Chairman-CEO ensures that-

- Levels of remuneration are sufficient to attract, retain and motivate directors of the desired quality at the right price
- Share options are not awarded below market price
- Statutory and legal requirements are complied with

None of the executive directors or members of the GEC are involved in influencing or determining their own compensation packages.

For the purpose of this report, the terms 'compensation' and 'remuneration' have been used in reference to cash and non-cash benefits received in consideration of employment (excluding statutory entitlements such as employees provident fund and employees trust fund contributions), unless otherwise qualified.

The detailed Remuneration Committee report is given in the Board Committee reports section of the Annual Report.

Board remuneration

Make-up of remuneration for executive directors

The remuneration of the Chairman-CEO and the executive directors are determined as per the remuneration principles described in The Power of People and Processes section of the Annual Report. At this higher level, the benchmark weightage between individual and organisation performances in establishing compensation is 20:80.

The remuneration of executive directors have a significant element which is variable, such variability being linked to the peer adjusted consolidated Group bottom-line and minimum returns on shareholder funds.

The remuneration of EDs in 2009/10 compared to that in 2008/09 shows a lower variable pay component reflecting the actual performance of the Group in 2008/09 as against the targets set.

Emoluments of executive board members
(Percentage)


22
2009/10
78
46
2008/09
54
Variable
Fixed

In order to further align the interests of executive directors and shareholders, the executive directors, like other eligible employees, have received employee share options based on role responsibility and actual performance. The number of options so awarded was recommended to the board by the Remuneration Committee. Such options were awarded at the closing market price on the date of award. The last ESOP Award was made on the 17 December 2009.

The share options made available to each of the executive directors for the year have been disclosed in the Annual Report of the Board of Directors 2009/10. Commencing 1 January 2010, disclosures have been made to the Colombo Stock Exchange as an when executive directors exercised their options.

Make-up of remuneration for non-executive directors

Compensation of NEDs is determined in reference to fees paid to other NEDs of comparable companies. The fees received by NEDs is determined by the board and reviewed annually.

NEDs receive a fee for devoting time and expertise for the benefit of the Group in their capacity as Director and additional fees for either chairing or being a member of a committee. NEDs do not receive any performance/incentive payments and are not eligible to participate in any of the Group's pension plans or share option plans. Non-executive fees are not time bound or defined by a maximum/minimum number of hours committed to the Group per annum, and hence is not subject to additional/lower fees for additional/lesser time devoted.

Value of total remuneration (cash)	Rs. million
Executive directors (company)	143
Non-executive directors (company)	24

'Cash' compensation highlighted above comprises salary, pension contributions, short term incentive plans and other non-share based benefits. In accordance with the guidelines of the Securities & Exchange Commission of Sri Lanka, we have disclosed the aggregate remuneration paid to executive and non-executive directors during the financial year 2009/10.

ACCOUNTABILITY AND AUDIT

Organisational and operational control

The operating model currently in place clearly defines authority limits, responsibilities and accountability facilitating operating expediency, healthy debate and decision freedom. The committee structure, as depicted below, whilst ensuring that no one operating body or individual has unfettered powers of decision making, allows consensus to as great an extent as practical, but it is the Chairman-CEO, the presidents, sector/functional heads and profit centre/function managers, who are accountable for the total Group, industry/functions groups, the sectors/functions and the business units/sub-functions respectively.

The independence of the finance function is preserved through a structure that has executive vice presidents - finance and sector financial controllers having a direct functional reporting line to the Group Finance Director in a


Board
Group level
Group Executive Committee
GEC
Group Operating Committee
GOC *
Industry/function
group level
Group Management Committee
GMC
Industry/function
SBU/sector level
Sector Committee
Business/function
BU/departmental level
Management Committee

** Is not a decision making body but acts as a conduit between the GEC and the GMCs* setting that allows them to contribute and add value to operations via their direct administrative reporting links with presidents and sector heads.

Group Executive Committee (GEC) and succession planning

As at 31 March 2010, the 9 member GEC consisted of the Chairman-CEO, the Deputy Chairman, the Group Finance director and the presidents. The GEC was expanded during the financial year, with the inclusion of Suresh Rajendra and Sanjeeva Fernando in a move to spread the 'accountability load' over a greater number of persons. This move was necessary in order to sharpen the execution and delivery of the agreed plans.

The GEC is the overlay structure that implements, under the leadership and direction of the Chairman-CEO, the policies and strategies determined by the board, manages, through delegation and empowerment, the business and affairs of the Group, makes portfolio decisions and prioritises the allocation of capital, technical and human resources.

The GEC also assists the Chairman-CEO in succession planning and the appointment of presidents, sector heads, functional heads and other senior managers, and the career management of assistant vice presidents and above. This process is well tested and, on a proactive basis, a pool of potential successors for a number of key positions are identified and earmarked for specific training and development as is necessary. A key feature of the operating model is that the GEC members, particularly the presidents, not only play a mentoring role, but are totally accountable for the businesses and functions under them.

Group Operating Committee (GOC)

As at 31 March 2010, the 20 member GOC consisted of the Chairman-CEO, the Deputy Chairman, the Group Finance Director, the presidents and the executive vice presidents.

The GOC provides a platform to share learning on issues that cross industry groups, sectors, business units and functions. It is also the forum to discuss Group strategy, Group initiatives and Group best practices. Its main purpose is to act as a 'conduit' between the various businesses within the Group towards identifying and extracting Group synergies and the implementation of such.

Group Management Committee (GMC) and other committees and succession planning

The other key operating committees are the GMCs, the Sector Committees and the Management Committees that focus on strategy, performance monitoring, career management and succession planning of employees below assistant vice president level, risk management and group initiatives at an industry group, sector, strategic business unit and business unit levels respectively. Functions have GMCs and functional committees. Business and Function units are encouraged to take responsibility and accountability to the lowest possible level via suitably structured committees and teams in a management by objectives setting.

The agendas of these committees are carefully structured to avoid duplication of effort and ensure that discussions and debate are complementary both in terms of a bottom-up and top-down flow of accountabilities and information. As stated earlier, the responsibility and accountability lie with the Chairman-CEO, the presidents, the sector/functional heads and the profit centre/function managers as applicable.

The introduction of peer adjusted organisational ratings in 2007/08 in determining pay for performance has resulted in the search by business units, sectors and industry groups for productivity enhancements, process improvements and cost efficiencies within a framework of better teamwork.

Operations planning, monitoring and decision rights

Actual financials are compared against the original plan and/or the reforecast on a monthly basis at GMC, Sector Committee, Management Committee and Departmental Committee levels and are reviewed at least quarterly by the GEC. The Chairman-CEO and the GEC are able to view key financial information for all Group companies on a real time basis via the Group ERP system, while the presidents and executive vice presidents, the CEOs of business units and managers of functions are able to view, on an online basis, information relevant to their areas of responsibility.

Responsibility for monitoring and achieving plans as well as ensuring compliance with Group policies and guidelines rests with the chief executive officers of each Group company and heads of functions at the corporate centre at the business unit and function levels.

At the GMC level and above, the focus is more on headline financial and non-financial indicators, strategic priorities, risk management, use of IT as a tool of competitive advantage, new business development, continuous process improvements and human resource management.

Process of investment appraisal and investment decision

Over the years, the Group has maintained a process of investment appraisal and investment decision which ensures the involvement of the relevant persons. In this manner, several views, opinions and advice are obtained prior to the making of the decision. Our experience is that a holistic and well debated view of the commercial viability and potential of any project including operational, financial, funding, risk and tax implications has most of the time culminated in a good result.

A summary of the process is given as follows-

- A project's origin could be an operating committee such as the GEC, GOC, GMC etc, a business unit, the Group's internal New Business Development or Corporate Finance functions or alternatively a public advertisement, Request for Proposal (RFP) or a call for an Expressions of Interest.
- If there is interest in principle, the president of the industry group that the project falls under or a GEC appointed committee will engage the Corporate Finance or New Business Development divisions to work with other relevant persons in the Group in preparing a detailed report which would cover key business considerations such as industry overview and trends, the potential operating and financial performance of the project, key assumptions and sensitivities, SWOT and risk analysis, HR issues, IT considerations, tax, funding costs and optimum structuring of the transaction among others. A comprehensive study of the tax regime that applies to the project will be done in order to determine tax incentives available as well as to propose format of incorporation.

- Such a feasibility report is next discussed by the GEC and, if found to meet the Group's strategic and financial objectives will be forwarded to the board for approval in principle to proceed to detailed due diligence and negotiation if the investment is beyond the authority limits of the GEC.
- Once approval in principle is obtained from the GEC and/or the board, as applicable, the project team, which is invariably multi-disciplined, will proceed to the next phase of investigation which would focus on detailed operational, commercial, financial and legal due diligence. Discussions will also commence with regulatory and licensing authorities and financial institutions and possible partners as relevant and necessary. Social and environmental impacts will also be considered in ensuring the sustainability of the business and the communities touched by it.
- Where the transaction involves the transfer or lease of land, title searches would be conducted for both private and public land. In the case of public land every step would be taken to ensure compliance with the rules and regulations. As appropriate, written authority and approvals will be obtained.
- Where the project is a part of a privatisation, the entire process would be conducted in line with the directives of the relevant administrative authority as communicated through Expressions of Interest, RFPs, pre-bid meetings and official approvals and correspondence. The GEC and/or the Board will appoint a person to lead the discussions on behalf of the company and in most instances this would be the president of the subject industry group.
- Subject to the project satisfying all the criteria as highlighted before, the final approval to proceed will be given by the board.

As is apparent from the foregoing, all investment decisions are made through a committee structure. No one individual has unfettered decision making powers in investment decisions.

Integrity of systems processes and internal control

Your board has taken necessary steps to ensure the integrity of the Group's accounting and financial reporting systems, internal control systems and also the review and monitoring of such systems on a periodic basis. Our systems covering risk management, financial and operational control, ethical conduct, compliance with legal and regulatory requirements and corporate social responsibility are detailed below.

Audit Committee, external auditors and independence

The Audit Committee comprises of four independent non-executive directors whose functions are in accordance with the listing rules. It is governed by a charter which, in the main, covers the principles governing financial reporting, internal control and the management of risks, both financial and operational, and the workings of the committee.

The committee is responsible for the consideration and appointment of external auditors, the maintenance of a professional relationship with them, reviewing the accounting principles, policies and practices adopted in the preparation of public financial information and examining all documents representing the final financial statements. A quarterly self certification programme that requires the chief financial officers of industry-groups, heads of finance of sectors and finance managers of operating units to confirm compliance with financial standards and regulations and requires the CEOs of business units to confirm operational compliance with statutory and other regulations and key control procedures, coupled with the identification of any deviations from the expected norms have significantly aided the committee in its efforts in ensuring correct financial reporting and effective internal control and risk management.

The Chairman-CEO, the Group Finance Director, the Group Financial Controller and the Head of Risk Control and Review and the external auditors are regular invitees to the meetings of the Audit Committee.

The detailed Audit Committee report including the areas reviewed during the financial year 2009/10 is found in the Board Committee report section of the Annual Report.

Ernst & Young are the external auditors of the holding company and many other Group companies and also audit the consolidated financial statements. The individual Group companies employ many other audit firms, these being, KPMG Ford, Rhodes, Thornton & Co, Pricewaterhouse Coopers, SJMS Associates, Deloitte and Touché, India and Luthra and Luthra, India. In addition to the normal audit services, Ernst and Young and the other external auditors, also provided certain non-audit services to the Group. However, the lead/consolidator auditor would not engage in any services which are in the restricted category as defined by the CSE for external auditors. All such services have been provided with the full knowledge of the respective audit committees and are assessed to ensure that there is no compromise of external auditor independence. The board has agreed that, ideally, such non-audit services should not exceed the value of the total audit fees charged by the subject auditor within the relevant geographic territory. The external auditor also provides a certificate of independence on an annual basis.

We have separately classified the audit and non-audit fees paid by the company and Group to our auditors as detailed in the Notes to the Financial Statements of the Annual Report.

Care is taken to ensure that the internal audit function in Group companies is not outsourced to the external auditor of that company. The Group attempts, where practical, to give preference to audit firms who are not external auditors of any Group company, in carrying out internal audit work in a further attempt to ensure external auditor independence.

During the year, with a view to adopt current and emerging best practices in the sourcing of external audits, within the greater goal of enhancing our Corporate Governance, a review of external auditors and the scoping of their services was undertaken across the Group.

A Request for Proposal (RFP) process was sought as part of the JKH corporate governance process to entertain proposals from reputed audit firms with international affiliation/representation in order to select a Group auditor having sufficient audit coverage.

Bids were received on the basis of a separate technical and financial proposals and evaluated by a Technical Evaluation Committee (TEC). The recommendations of the TEC were reviewed by a steering committee comprising of a majority of independent, non executive directors representing John Keells Holdings PLC and other listed companies within the Group. The recommendation of the steering committee was further reviewed by the Audit Committee of JKH.

As a result of such evaluation, changes in external auditors have been recommended to shareholders in some of the Group companies from the financial year 2010/11, to be effective from the date of their respective AGMs.

The Auditors' report on the financial statements of the company for the year under review is found in the Financial Reports section of the Annual Report.

System of internal control

Your board has, through the involvement of the Risk Review and Control department, taken steps to obtain assurance that systems designed to safeguard the company's assets, maintain proper accounting records and provide management information, are in place and are functioning according to expectations. The risk review programme covering the internal audit of the whole Group is outsourced and the reports arising out of such audits are, in the first instance, considered and discussed at the business/functional unit levels and after review by the sector head and the president of the industry group are forwarded to the relevant audit committee on a regular basis. Further, the audit committees also assess the effectiveness of the risk review process and systems of internal control on a regular basis. Follow-ups on internal audits are done on a structured basis.

Risk management

The GEC has adopted a Group-wide risk management programme to identify, evaluate and manage significant Group risks and stress-test for various risk scenarios. The programme ensures that a multitude of risks, arising as a result of the Group's diverse operations, are effectively managed in creating and preserving shareholder and other stakeholder wealth. The detailed Risk Management report of the Annual Report describes the process of risk management as adopted by the Group and the key risks to the achievement of the Group's strategic business objectives.

Going concern and financial reporting

The directors are satisfied that the company has sufficient resources to continue in operation for the foreseeable future. In the unlikely event that the net assets of the company fall below half of shareholders funds, shareholders would be notified and an extraordinary resolution passed on the proposed way forward.

The going concern principle has been adopted in preparing the financial statements. All statutory and material declarations are highlighted in the Annual Report of the Board of Directors in the Annual Report. Financial statements are prepared in accordance with the Sri Lanka Accounting Standards (SLAS), including all the new and revised standards introduced during the subject year, as applicable.

Information in the financial statements of the Annual Report are supplemented by a detailed 'Management Discussion and Analysis' which explains to shareholders the strategic, operational, investment and risk related aspects of the company that have translated into the reported financial performance and are likely to influence future results.

The Statement of Directors' Responsibilities in relation to financial reporting is given in the Financial Reports section of the Annual Report. The directors' interests in contracts of the company are addressed in the Annual Report of the Board of Directors.

The directors have taken all reasonable steps in ensuring the accuracy and timeliness of published information and in presenting an honest and balanced assessment of results in the quarterly and annual financial statements. As discussed in the shareholder relations section of this note, all price sensitive information has been made known to the Colombo Stock Exchange, shareholders and the press in a timely manner and in keeping with the regulations.

Ethical and responsible decision making

The board encourages management to promote value-based decision making across the organisation. The culture within JKH draws upon a set of unifying values to guide the actions and decisions of the board and all employees. The Group's values are found in the 'About Us' section of the Annual Report and are/have been constantly referred to by the Chairman-CEO, presidents and BU heads during employee, agent and other key stakeholder engagement. The Group believes that the main source of its competitive advantage is the trust that the stakeholders place on the core values underlying its corporate activities.

The JKH values are displayed on the Group's intranet and also disseminated in many other ways, including new employee induction sessions, feedback sessions and performance management feedback sessions. The senior management of the Group, generally recognised as AVP and above grades including the Chairman-CEO, are expected to walk the talk and their management behaviour is monitored through an annual 360 degree feedback. All the Group's recognition schemes insist, as a minimum, that all nominees have lived the JKH values.

Securities trading policy

The Group's securities trading policy prohibits all employees and agents engaged by JKH who are aware of unpublished price sensitive information from trading in JKH shares or the shares of other companies in which the Group has a present business interest. The board, GEC, GOC as well as certain identified employees in senior executive roles who are privy to JKH's results prior to its availability to the public are prohibited from trading during periods leading up to the release of quarterly and annual results, new investments, particularly mergers and acquisitions, announcements of scrip issues and dividend payments.

Open communications

As detailed in The Power of People and Processes section of the Annual Report, the JKH board believes in maintaining open-door policies for its employees and key stakeholders and this is promoted at all levels of the Group.

Whistleblower policy

The Group has established a mechanism for employees to report to the Chairman through a communication link named

'Chairman Direct', concerns about unethical behaviour and any violation of Group values. Employees reporting such incidents are guaranteed complete confidentiality and such complaints are investigated and addressed via a select committee under the direction of the Chairman.

While this is a key process within JKH to support and promote honest and ethical behaviour, this course of action is to be used where the systems and processes that are already in place do not, or are not, capable of addressing the issue at hand.

Ombudsperson

In order to further strengthen our governance structures and encourage/facilitate all employees to live by our values, an ombudsperson was appointed by JKH in 2009/10. The Ombudsperson will entertain complaints, from an employee or a group of employees, of alleged violations of the published Code of Conduct, when that employee or group of employees feel that an alleged violation has not been addressed satisfactorily using the available/existing procedures and processes.

The findings of the Ombudsperson and recommendations arising there from shall be confidential and be communicated by the Ombudsperson to the Chairman/CEO or the Senior Independent Director, where applicable, in writing and the ombudsperson's duty will thereupon cease forthwith.

The Chairman/CEO or the Senior Independent Director, as the case may be, will place before the Board-

I. the decision and the recommendations

II. action taken based on the recommendations

III. where the Chairman/CEO or the Senior Independent Director disagrees with any or all of the findings and or the recommendations thereon, the areas of disagreement and the reasons therefore.

In situation (iii) the board shall consider the areas of disagreement and decide on the way forward. The Chairman/CEO or the Senior Independent Director is expected to take such steps as are necessary to ensure that the complainant is not victimised for having invoked this process.

Young forum

With a view to broadening the top level communication with the rest of the Group employees, the Group embarked on a young forum consisting of the 7 youngest ladies and gentlemen at various levels within the Group. The goal of this forum is for these young representatives to meet with the Chairman, Deputy Chairman and the Group Finance Director in an informal setting to discuss issues of hard and soft matters relating to the company. This forum was created as a pilot for one year with the President of Group Human Resources and Legal also attending as and when necessary. The feedback received up to date has been positive with certain ideas and suggestions already implemented and others being looked in to in a move to make the Group 'more than just a work place' for its employees.

Compliance

The board is conscious of its responsibility to the shareholders, government and society in which it operates and is committed to upholding the highest standards of ethical behaviour in conducting its business. The board, through the Group Legal division, the Group Finance division and its other operating structures, strives to ensure that the company and all of its subsidiaries and associates comply with the laws and regulations of the countries they operate in.

The Board of Directors have also taken all reasonable steps in ensuring that all financial statements are prepared in accordance with the Sri Lanka Accounting Standards and the requirements of the Colombo Stock Exchange and other applicable authorities. The Sri Lanka Accounting Standards, as set by the Institute of Chartered Accountants of Sri Lanka, are those, which govern the preparation of the financial statements. The International Accounting Standard is used in the rare instance where a Sri Lanka Accounting Standard does not exist. The board is aware of the growing importance of the disclosure of critical accounting policies as a part of good governance and opine that there are no instances where the use of such concept would have a material impact on the company's and the Group's financial performance.

The Group is in compliance with the requirements of the Companies Act of 2007 and the new CSE listing rules revised in 2010.

Corporate responsibility

The group recognises that it exists not only to maximise long term shareholder value but also to look after the rights and appropriate claims of many non-shareholder groups such as employees, consumers, clients, suppliers, lenders, environmentalists, host communities and governments. We recognise that they have a stake in the outcome of the Group's actions and, accordingly, we will accord to them an increasing status when making corporate decisions. More importantly, we are becoming more aware of the impact of our business decisions on these stakeholder groups, the environment and broader communities. The John Keells Social Responsibility Foundation, the vehicle used by the Group in developing and implementing the Group's involvement in 'the community' has geared itself to ensure that the social programmes of the Group are consistent with the principles of sustainable development.

Last year, a Group wide initiative was launched to document our management approach towards sustainability and policies regarding the same in a number of areas including Group sustainability itself, health and safety, freedom of association, corruption, human rights, environment, and products and services, among others. JKH released its first Sustainability Report last year in line with the GRI-G3 guidelines at a C(+) level disclosure. This year, JKH has achieved a B(+) level disclosure in reporting Sustainability as per the GRI guidelines. Furthermore, a third-party assurance by Det Norske Veritas AS (DNV) has been obtained which validates the accuracy of the data as per the AA1000 assurance standard. The 2009/10 sustainability report is also the first in the country to obtain a "GRI level check" which reaffirms the report's compliance as per the GRI guidelines. The B(+) level disclosure indicates that the report addresses a minimum of 20 core indicators as set out by GRI. Further details regarding corporate sustainability at JKH can be found in the separately enclosed Sustainability Report.

SHAREHOLDER RELATIONS

Constructive use of AGM

Shareholders will have the opportunity at the forthcoming AGM, notice of which has been communicated to you, to put questions to the board and to the Chairman-CEO of JKH and the chairmen of the various committees. The contents of this Annual Report will enable existing and prospective stakeholders to make better informed decisions in their dealings with the company.

In general, all steps are taken to facilitate the exercise of shareholder rights at AGMs, including the receipt of notice of the AGM and related documents within the specified period, voting for the election of new directors, new long term incentive schemes or any other issue of materiality that requires a shareholder resolution.

Dialogue with shareholders

The company has a well-developed investor relations programme to address the information needs of investment institutions and analysts regarding the company, its strategy, performance and competitive position. Given the wide geographic distribution of the company's current and potential shareholders, this programme includes regular roadshows to Asia Pacific, Europe and the USA conducted by the Deputy Chairman and the Head of Investor Relations. Matters discussed, and issues raised, at these meetings are brought to the attention of the GEC and/or the board, as appropriate, and addressed.

The company, through its Investor Relations division maintains an active dialogue with shareholders, potential investors, investment banks, stockbrokers and other interested parties. Any concerns raised by a shareholder are addressed promptly at the department level and are forwarded, when necessary, to the GEC for consideration and advice. Analysts reports are circulated among the GEC, as and when available, and its contents debated.

The SID is available to meet and or discuss with shareholders regarding any concerns/conflicts that arise during the course of the financial year. In the current year, there were at least 2 instances where the SID had such correspondence with major shareholders.

Major transactions

All material and price sensitive information about the company is promptly communicated to the Colombo Stock Exchange, where the shares of the company are listed, and released to the press and shareholders. The Group also publishes three months ended, six months ended and nine months ended interim reports. The interim and Annual Reports, contain a Chairman's message which explains, at a high level, the performance, background and rationale for all major transactions.

THE FUTURE

JKH is committed to conducting its affairs with integrity, efficiency and fairness to all stakeholders. Our approach to governance is of introspection, critical review, continued benchmarking and improvement. This, we believe, is not a choice as much as it is essential, as the global investor witnesses a change in the manner in which investments are structured and evaluated. As we seek to remain a preferred choice for investment, our key areas of focus will remain as follows-

- Creating robust operating structures that are able to evolve to face the challenges of our strategic plans and continuous reinvention of our portfolio
- Maintaining sound internal controls and a robust framework of risk management and mitigation
- Developing the depth and reach of our external stakeholder relationships, improving transparency and efficiency in information flows and promoting partnership and mutual understanding between management and external stakeholders
- Staying abreast of international best practices and adopting those that add value to the Group and its stakeholders, and
- "Setting the pace" for a sustainable value addition for our stakeholders

Corporate Governance check list

● Compliant

CSE Rule No.	Subject	Applicable requirement status	Compliance	Applicable section in the Annual Report
7.10.1(a)	Non Executive Directors (NED)	2 or at least 1/3 of the total number of Directors should be NEDs	●	Corporate Governance
7.10.2(a)	Independent Directors (ID)	2 or1/3 of NEDs, whichever is higher, should be independent	●	Corporate Governance
7.10.2(b)	Independent Directors	Each NED should submit a declaration of independence	●	Corporate Governance
7.10.3(a)	Disclosure relating to Directors	• The Board shall annually determine the independence or otherwise of the NEDs • Names of IDs should be disclosed in the Annual Report (AR)	● ●	Corporate Governance
7.10.3(b)	Disclosure relating to Directors	The basis for the Board's determination of ID, if criteria specified for independence is not met	●	Corporate Governance
7.10.3(c)	Disclosure relating to Directors	A brief resume of each Director should be included in the AR including the Director's areas of expertise	●	Board of Directors (profile) section in the Annual Report
7.10.3(d)	Disclosure relating to Directors	Provide a brief resume of new Directors appointed to the Board with details specified in 7.10.3(a), (b) and (c) to the CSE	●	No new Directors were appointed during the year
7.10.4 (a-h)	Determination of Independence	Requirements for meeting criteria	●	Corporate Governance
7.10.5	Remuneration Committee (RC)	A listed company shall have a RC	●	Corporate Governance
7.10.5(a)	Composition of Remuneration Committee	Shall comprise of NEDs, a majority of whom will be independent	●	Corporate Governance
7.10.5.(b)	Functions of Remuneration Committee	The RC shall recommend the remuneration of the Chief Executive Officer (CEO) and EDs	●	Corporate Governance
7.10.5.(c)	Disclosure in the Annual Report relating to Remuneration Committee	• Names of Directors comprising the RC • Statement of Remuneration Policy • Aggregated remuneration paid to EDs and NEDs	● ● ●	Corporate Governance and the Board Committee Reports
7.10.6	Audit Committee (AC)	The Company shall have an AC	●	Corporate Governance
7.10.6(a)	Composition of Audit Committee	• Shall comprise of NEDs a majority of whom will be Independent • A NED shall be appointed as the Chairman of the Committee • CEO and Chief Financial Officer (CFO) should attend AC meetings • The Chairman of the AC or one member should be a member of a professional accounting body	● ● ● ●	Corporate Governance and the Board Committee Reports
7.10.6(b)	Audit Committee Functions	Overseeing of the – • Preparation, presentation and adequacy of disclosures in the financial statements in accordance with Sri Lanka Accounting Standards • Compliance with financial reporting requirements, information requirements of the Companies Act and other relevant financial reporting related regulations and requirements • Processes to ensure that the internal controls and risk management are adequate to meet the requirements of the Sri Lanka Auditing Standards • Assessment of the independence and performance of the external auditors • Make recommendations to the Board pertaining to appointment, re-appointment and removal of external auditors, and approve the remuneration and terms of engagement of the external auditor	● ● ● ● ●	Corporate Governance and the Board Committee Reports
7.10.6(c)	Disclosure in Annual Report relating to Audit Committee	• Names of Directors comprising the AC • The AC shall make a determination of the independence of the Auditors and disclose the basis for such determination • The AR shall contain a Report of the AC setting out the manner of compliance with their functions	● ● ●	Board Committee Reports

COMMITTEE REPORTS

REMUNERATION COMMITTEE REPORT

The Remuneration Committee met three times during the year. The Committee interacted among themselves as well as with the executive Board members when the necessity arose.

A report from the Remuneration Committee is a standing agenda item at the quarterly Board Meetings and the practice continued of the Chairman of the Committee reporting on any matters pertaining to the Committee. The Board was also kept advised of the work of the Committee at times by electronic mail.

The Committee ensured that the Board complied with the Companies Act in relation to director remuneration especially the requirements of Section 216.

The 'pay for performance' scheme is firmly in place and the concept has been well accepted by all staff. All staff, executive level and above, were not granted salary increases in July 2009 due to the adverse economic conditions prevailing and in view of the bleak projections. Some selected management staff, however, were given market adjustments during the year in order to keep their remuneration in line with market conditions and trends. It is a matter of pride that all the affected staff worked with dedication and diligence despite the hardship of not receiving a salary increase for the year and the turnover of staff, during this period, was negligible.

Later in the year, instead of granting increments, a special incentive payment was approved and given to all staff, executive level and above, except the executive directors, as there had been a significant improvement in the financial situation and as a recognition of the efforts of the staff who had helped to make the turnaround possible.

The Committee met to examine the performance of the Chief Executive and his evaluation of the Executive Directors and members of the Group Executive Committee (GEC). They were evaluated on fixed and measurable criteria which had been pre-agreed with them individually.

The Committee whilst ensuring that compensation structures were in line with an overall Group policy, also approved, during the year, specific rules in relation to the Short Term Incentive (STI) whereby the affordability factor was defined for purposes of computation.

The Committee also met to consider a recommendation to the Board in relation to a new Employee Share Option Plan, ie Plan 5 and following the approval of the Board, this was approved by the shareholders at an Extraordinary General Meeting of the company held on 2 December 2009.

In conclusion, I wish to thank my colleagues, Deshamanya Deva Rodrigo, and Mrs Sithie Tiruchelvam, for their valuable contribution to the work of the committee and our secretary, Linda Starling.



Franklyn Amerasinghe
Chairman
Remuneration Committee

21 May 2010

Members
S S Tiruchelvam, P D Rodrigo

NOMINATIONS COMMITTEE REPORT

The Nominations Committee, as of 31st March 2010, consisted of three independent directors and the Chairman-CEO of John Keells Holdings PLC.

The mandate of the committee remains;-

- To recommend to the board the process of selecting the Chairman and the Deputy Chairman
- To identify suitable persons who could be considered for appointment to the board as non-executive directors
- Make recommendation on matters referred to it by the board

During the period under review, the committee met once, with all members in attendance.

The committee continues to work closely with the board in reviewing, regularly, its skills needs based on the objectives and strategies set forth for the Group for the coming years and other emerging needs based on the dynamic local and global business environments. The committee opines that the skills representation in the board is appropriate for the Group's currently known needs.



Tarun Das
Chairman
Nominations Committee

21 May 2010

Members
S Enderby, S S Tiruchelvam, S C Ratnayake

AUDIT COMMITTEE REPORT

Terms of reference, principal focus and medium of reporting

The responsibilities of the Committee flow from the Audit Committee Charter, approved and adopted by the Board. The terms of reference comply with and go beyond the requirements of the Listing Rules of the Colombo Stock Exchange (CSE).

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of such control systems. In fulfilling its oversight responsibilities over financial reporting, the Committee reviewed the company and consolidated financial statements with the management, examined the acceptability of the accounting principles; the reasonableness of significant estimates and judgments, suitability of assertions made and the adequacy of disclosures in the financial statements.

The principal focus of the Committee was to provide assistance to the Board of Directors of John Keells Holdings PLC in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community and other stakeholders relating to -

a. the integrity of the Company's and Consolidated financial statements
b. the effectiveness of the Company's internal controls over financial reporting
c. the Company's compliance with legal and regulatory requirements
d. the Independent External Auditors' qualifications, performance and independence
e. the performance of the Company's Group Risk & Control Review (Group R&CR) Division and of the firms engaged to carry out the internal audits of Group entities

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committees, Independent External Auditors, the Group R&CR Division, firms performing internal audits and management of the Company, and to determine that all parties are aware of their responsibilities.

The Key findings of the Audit Committee are communicated to the Board of Directors, through formal minutes and an oral presentation.

Composition of the Audit Committee

The composition of the Audit Committee remained at four independent non-executive directors during the year. The committee draws on the expertise of members with backgrounds in finance, audit, law, human resource management and regulatory institutions. In keeping with the Guidelines for Best Practice on the "Role of Auditors" issued by the Securities and Exchange Commission of Sri Lanka, the Chairman of the committee is a Chartered Accountant and former Senior Partner of PricewaterhouseCoopers, Sri Lanka. The Head of Group R&CR serves as Secretary to the Audit Committee.

Meetings

Six meetings of the committee were held during the year. The Chief Executive Officer and the Chief Financial Officer, both executive directors, together with the Group Financial Controller attend most parts of these meetings by invitation. Other officials are invited to attend on a needs basis. The External Auditors and Internal Auditors are present at meetings when matters pertaining to their functions come up for consideration.

Key Activities

Review of Audit Committee Charter

The Audit Committee Charter was reviewed and revised during the year. The process adopted took into consideration the relevant provisions of the Companies Act No 7 of 2007, Listing Rules of the Colombo Stock Exchange (CSE), Code of Best Practice on Corporate Governance issued jointly by the Securities and Exchange Commission of Sri Lanka (SEC) and the Institute of Chartered Accountants of Sri Lanka (ICASL) and the Code of Best Practices on Audit Committees issued by ICASL. The new Charter was adopted by the Board in January 2010.

Review of Group External Auditors and Appointment of Group Lead Auditor

The Company in consultation with the independent Audit Committees of the subsidiaries listed on the stock exchange invited proposals from nine reputed audit firms for the provision of external audit services to the Group. The objective inter-alia was to ensure that the Group lead auditor had a significant coverage to audit the consolidated accounts and to position the Group towards emerging best practices.

After a thorough selection process by a Technical Evaluation Committee, Steering Committee and the JKH Audit Committee (in discussion with the independent Audit Committees of quoted subsidiary companies), the Audit Committee recommended to the Board of Directors that Ernst & Young be appointed as the Lead/Consolidation Auditor of John Keells Group for the next three financial years commencing 2010/11. KPMG Ford, Rhodes, Thornton & Co., and PricewaterhouseCoopers were appointed as External Auditors for specific industry clusters of Sri Lankan companies based on their industry experience and past performance. Changes were not made to the audits of overseas subsidiary companies other than for the Maldivian Resort hotels of the Group. The proposed changes are to take effect after shareholder approval at the next Annual General Meeting.

Oversight of Company and Consolidated Financial Statements

The Committee reviewed with the independent external auditors who are responsible for expressing an opinion on the truth and fairness of the audited financial statements and their conformity with Sri Lanka Accounting Standards (SLAS), their judgments as to the quality, not just the acceptability of the accounting principles of the Company and the Group and such other matters as are required to be discussed with the Committee in compliance with Sri Lanka Auditing Standard 260 - Communication of Audit Matters with those charged with Governance.

The committee obtained quarterly declarations from the industry groups and sectors confirming financial and operational compliance with established Group policies to determine that the policies and procedures provide reasonable assurance that all relevant laws, rules and regulations have been complied with.

The committee also discussed the Group's readiness for the pending convergence of Sri Lanka Accounting Standards (SLAS) with International Financial Reporting Standards (IFRS) and noted that the Group is in the process of carrying out a gap analysis to identify areas requiring action.

Independent External Auditors
The committee held a special closed door meeting with the External Auditors without the presence of any Executive Directors or officials of the Group, to ensure that no limitations had been placed on their examination and reporting and that they received full co-operation from the management and unhindered access to records and personnel.

The committee reviewed the External Auditors independence and the internal rules and guidelines followed by them remain independent. The committee also ensured that non audit services provided by the auditors did not impair their independence.

Risk and Control Review
The Audit Committee is assisted by the Group R&CR Division, which manages the internal audit assignments of the Group. The Head of Group R&CR reports functionally to the Chairman of the Audit Committee on activities and key control issues. Internal audits are outsourced to leading audit firms in line with an agreed annual audit plan. Regular follow up reviews are conducted by Group R&CR to ascertain that audit recommendations have been acted upon. Group R&CR also conducts special reviews as requested either by the Audit Committee or by management.

The Internal Audit, in addition to evaluating the efficacy of internal controls, reviews the actions taken to control and mitigate operational and business risks and monitors and reports on the compliance of Group companies with statutory requirements and Group accounting and operational policies. Internal audit reports provide an overview of the risk profile of the business reviewed.

Subsidiary Company Audit Committees
Subsidiaries quoted on the CSE have their own audit committees comprising non-executive directors. Such audit committees are independent of the Audit Committee of John Keells Holdings PLC but maintain the standards agreed with John Keells Holdings PLC Audit Committee and make available to the JKH Audit Committee the minutes of their meetings.

External Audit
The External Auditors have direct communication channels with the Audit Committee and have kept the committee informed of matters of significance that arose during the course of their audit.

The Audit Committee met with the External Auditors on 13th and 21st May 2010 to review and approve the financial statements before presentation to the Board for adoption.

The Audit Committee has proposed to the Board of Directors that Ernst & Young, Chartered Accountants, be recommended for reappointment as auditors for the year ending 31st March 2011, at the next Annual General Meeting.

Conclusion
The audit committee wishes to acknowledge with thanks the services rendered by the Group Auditors, Ernst & Young and their efforts to meet JKH requirements and expectations.

The contribution made by Mr. Franklyn Amerasinghe, Mr. Steven Enderby and Ms. Sithie Tiruchelvam as members of the committee is acknowledged with grateful appreciation. Their professional expertise was invaluable in making the audit committee function effective and useful.



Deva Rodrigo
Chairman
Audit Committee

21 May 2010

Members
F Amerasinghe, S Enderby, S S Tiruchelvam

RISK MANAGEMENT

Risk management, an integral part of 'Sustainability' at JKH has enabled the Group to identify and manage risks, harness opportunities, adapt to the changing environment and adopt long term and short term strategies which link well with the overall objectives of the Group.

The individual risk categories are founded on the success factors which are critical for the implementation and attainment of Group objectives. The risks in the Group are identified and analysed using a universal risk register, which over the years has been adapted to meet the Group's specific needs. The key operational, strategic and financial risks include areas such as socio-economic factors, competition, internal processes, procurement, products, currency and interest rate fluctuations, information technology and human resources.

Each risk event is analysed by a simple formula that identifies possible occurrence and further analysed for the likelihood (probability) and outcome (severity). Based on these two variables, a view is taken on management of the subjected risk. Risk management process within the Group is now well entrenched and is supported by appropriate documentation and assignment of risk owners.

Risk management takes place as a bottom-up approach, as depicted below;

relevant risk matrix. The risks matrices are reviewed quarterly with the emphasis on the outcome of either mitigation, transfer, avoidance or acceptance of the risk based on the risk appetite.

The continuous updating of the risk documentation is co-ordinated centrally giving GEC/boards of management virtual access to an overall picture of the risk status at business unit, sector, industry group and overall Group level through the documented reporting channels.

Key risk areas

JKH recognises that risk is an integral and unavoidable component of the business, and that it is characterised by both threat and opportunity. Due to the limitations inherent in any risk management system, the process is designed to manage rather than eliminate risk. The Group fosters risk awareness in all decision making, and is committed to managing all risk in a proactive and effective manner through a simple, but yet, well structured risk management programme. To support this commitment, risk is analysed prior to making important management decisions at all levels within the organisation. However, where the management sees no cost-benefit after such analysis, steps are taken to withdraw from that activity.



John Keells Risk Universe Headline Risks
External Environment
Business Strategies & Policies
Business Process
Organization & People
Analysis & Reporting
Technology & Data
Layer 4
JKH PLC Audit Committee
Layer 3
Group Executive Committee (GEC)
JK Group Review Risk Report & Action
Group Operating Committee (GOC)
Layer 2
Sector Committee
BU Review & Sector Risk Report & Action
Listed Company Audit Committee
Layer 1
Business Unit
BU Risk Report & Action
Operational Units
Report Content
Risk Management Team
Risk & Control Review Team
Sustainability Integration

Internal risk management is further complemented by the Group wide stakeholder engagement process. Risk issues identified during the stakeholder engagement process are considered and addressed through the selection of a relevant indicator found in the Global Reporting initiative (GRI) framework. Some of the issues which are not directly addressed by the indicators are monitored through the

The risk ratings, after taking into consideration the implementation progress made on identified action plans and other mitigation activities and control measures, are detailed below.

Political and economic confidence

Financial year	2009/10	2008/09	2007/08
Risk rating	Medium	High	Ultra High

Status and action plan
Following the outcome of the presidential and the general elections, the political status of the country is considered a 'low' risk. However, the economic confidence risk status is still considered 'medium to high' due to a lack of structural visibility in the linkages between national economic objectives and the institutions that facilitate and implement it. JKH is a key member of bodies such as Chamber of Commerce, NCED and other various trade associations, and through such bodies, is working with the relevant authorities in addressing the aforementioned issues. JKH also works with its international partners in projecting Sri Lanka as a country with investment potential.

Enabling infrastructure availability

Financial year	2009/10	2008/09	2007/08
Risk rating	High	High	Ultra High

Status and action plan
With the end of the war, it is most welcoming to note that the government has made significant progress in infrastructure development such as roads, bridges and power plants which create an enabling environment towards economic growth. Though the government has identified tourism industry development as one of its strategic priorities, the lack of basic infrastructure such as hotels, efficient modes of transportation such as highways that enable faster travel, modernised railway systems, and availability of domestic air travel options may prove to be limiting factors in this regard. JKH will continue to lobby the authorities for progress in selected infrastructure development through the Chambers, trade associations, other lobby groups and via direct dialogue.

Brand control and protection threats

Financial year	2009/10	2008/09	2007/08
Risk rating	Moderate	Moderate	Moderate

Status and action plan
The pursuit of 'sustainable development', particularly in the last two years, has resulted in the enhancement of the JKH brand through media exposure received on the groups' financial performance, governance structure and CSR activities. Efforts are monitored through triple bottom line reporting via sustainability indicators. Senior Management's participation at various fora, and the imparting of their knowledge and skills to the society at large have also contributed immensely towards brand building. However, surveys have revealed that there is brand confusion within some industry groups at JKH and steps are being taken to address this concern.

Internal operational process efficiencies

Financial year	2009/10	2008/09	2007/08
Risk rating	Moderate	Moderate	Moderate

Status and action plan
This is an area where much work has been done. Cross-functional teams comprising of employees and consultants that are subject matter experts have reviewed and strengthened the company's information systems and business processes in keeping with the latest regulatory requirements. Environments so implemented enable business users to balance between performance and control. Furthermore, the Group provides the user the opportunity through these structured processes to manage and mitigate risk, making John Keells businesses more competitive in the market.

Environmental, health and safety concerns

Financial year	2009/10	2008/09	2007/08
Risk rating	Moderate	Moderate	Moderate

Status and action plan
By encompassing the sustainability initiatives which include GRI Indicators, the Group has set up formal processes for establishing policies and for monitoring performance periodically regarding the risk associated with Group's environmental, health and safety (EHS) concerns. These concerns are addressed through a system of reports which confirm compliance with applicable laws and regulations, company performance standards, and other external requirements. JKH employees are trained to handle emergencies through structured fire drills and evacuation plans, and other procedures that are in place. Furthermore, the EHS task force has set an objective to implement OHSAS 18000 within the Group on an incremental basis.

Legal and regulatory uncertainties

Financial year	2009/10	2008/09	2007/08
Risk rating	High	Ultra High	High

Status and action plan
The absence of a stable legal and regulatory framework which business users can depend on, has created a 'high' risk situation in areas of new investments and related aspects. In recent times, there have been frequent changes to the rules whilst play was in progress and internal processes and other trigger mechanisms are in place to proactively identify such situations in order to address them in a timely manner. JKH is working with established fora such as industry/technical associations and the Chambers, in urging the government to ensure stability in the legal and regulatory framework. Judging by the actions already made by the government, we are confident that there will be progress in this area.

Financial exposures

Financial year	2009/10	2008/09	2007/08
Risk rating	Moderate	Moderate	Moderate

Status and action plan
The centralised treasury and finance functions of the JKH Group are responsible for the management of the Group's financial risks together with its liquidity and financing requirements. Treasury and finance operations are conducted within a framework of policies and guidelines approved and monitored by the GEC. The finance and treasury framework is

reviewed regularly and are fine tuned to meet the Group's current and anticipated operating needs. This framework also facilitates the execution of board-approved strategies for interest, currency and liquidity management.

Information technology dependency

Financial year	2009/10	2008/09	2007/08
Risk rating	Moderate	Moderate	Moderate

Status and action plan

JKH operations are increasingly reliant on information systems. The increased centralisation of IT systems allows more disciplined and uniform enforcement of security measures across operating companies. However, it also means that the impact of any information security incidents will be much larger requiring strict monitoring. JKH Group companies and the centralised IT function, comply with a strict information security policy and appropriate security safeguards have been implemented and are continuously monitored to ensure the security, privacy, and confidentiality of the IT systems. Planning for worse-case scenarios, such as complete system failures, by having disaster recovery procedures in place, have enabled the Group to focus on the methods and speed of recovery required which are imperative in such instances. Business continuity plans (BCP) have been looked at group-wide and some deficiencies have been identified. These are being addressed.

Human resources availability

Financial year	2009/10	2008/09	2007/08
Risk rating	Moderate	Moderate	Moderate

Status and action plan

The growth of JKH depends on its ability to recruit and retain employees with relevant expertise and experience throughout all levels of the company. High calibre employees are attracted to JKH by a number of factors including working environment, career opportunities, individual contribution to growth, recognition, reward and benefit plan. Many initiatives have been taken to build brand awareness amongst employees and would be employees. JKH has a formal annual employee performance appraisal procedure which is linked to the payment of performance linked bonuses and the award of long-term incentives in the form of employee share option plan.

Stakeholder promise

Financial year	2009/10	2008/09	2007/08
Risk rating	Moderate	Moderate	Moderate

Status and action plan

By conducting stakeholder engagements on sustainability initiatives, we have maintained frequent and open dialogue with our various stakeholders to understand the social, economical and environmental issues, and to be aware of their expectations as we seek to provide new values to society through our various business activities. We will continue to develop and evolve our CSR activities and sustainability programmes to develop our businesses based on satisfied customers, optimisation of corporate values and the fulfilment of the expectations of our shareholders.

Sustainability, together with the risk management process has given our Group the information it needs to make better, more informed decisions on areas of operational, strategic, environmental, social, and economic nature. By incorporating sustainability to risk management, the Group has enabled the identification of the risk and the crafting of responses to risk that might otherwise be missed and this has provided opportunities that enhance economic performance while sustaining shareholder value.

FINANCIAL INFORMATION

ANNUAL REPORT OF THE BOARD OF DIRECTORS

The directors have pleasure in presenting the 31st annual report of your company together with the audited financial statements of John Keells Holdings PLC (JKH), and the audited consolidated financial statements of the group for the year ended 31 March 2010.

PRINCIPAL ACTIVITIES

John Keells Holdings PLC, the group's holding company, manages a portfolio of holdings consisting of a range of diverse business operations, which together constitute the John Keells group, and provides function based services to its subsidiaries and associates.

The companies within the group and its business activities are described in the group directory under the supplementary information section of the annual report.

REVIEW OF BUSINESS SEGMENTS

A review of the financial and operational performance and future business developments of the group, sectors, and its business units are described in the management discussion and analysis section of the annual report. These reports together with the audited financial statements reflect the state of the affairs of the company and the group.

Segment wise contribution to group revenue, results, assets and liabilities is provided in note 33 to the financial statements.

In May 2009, the company further purchased 968,515 shares of Union Assurance PLC for a consideration of Rs.70 million, increasing its stake to 80.6%.

In December 2009, JKH acquired 24.6% of the share capital of Central Hospital (Private) Limited for a consideration of Rs. 900 million.

In March 2010, JKH divested 150 million of its rights in John Keells Hotels PLC (KHL). The proceeds from the transaction was Rs.751 million. The company subscribed for the entirety of its remaining rights amounting to 187 million shares in KHL and further subscribed to additional rights of 7 million shares for a total value of Rs.1.95 billion. Following the subscription of these rights, JKH now owns 82.9% of KHL.

In March 2010, JKH exercised its rights to convert the warrants held in Nations Trust Bank PLC upon its expiration. 8,385,733 share warrants were exercised for a total consideration of Rs.252 million.

In March 2009, Fitch Ratings affirmed the National Long-term rating for JKH at 'AAA(lka)'. Fitch also affirmed the National Long-term rating on JKH's senior unsecured notes at 'AAA(lka)'. JKH's rating reflected the diversified nature of its businesses, the currently strong financial profile driven in part by its high cash position, continued strong operating cash generating ability and the dominant market share of its subsidiaries.

REVENUE

Revenue generated by the company amounted to Rs.544 mn (2009 - Rs. 587 mn), whilst group revenue amounted to Rs. 47,980 mn (2009 - Rs. 41,023 mn). Contribution to group revenue, from the different business segments is provided in note 23 to the financial statements.

RESULTS AND APPROPRIATIONS

The profit after tax of the holding company was Rs. 4,661 mn (2009 - Rs.4,363 mn) whilst the group profit attributable to equity holders of the parent for the year was Rs.5,201 mn (2009 - Rs.4,732 mn).

Results of the company and of the group are given in the income statement.

The final dividend of Rs.1.00 per share for the financial year 2008/09 (2008 - Rs.1.00) was paid on 10 June 2009. First interim dividend of Rs.1.00 per share for the year 2009/10 (2009 - Rs.1.00) was paid on 30 November 2009. A second interim dividend for 2009/10 of Rs.1.00 per share was paid on 7 April 2010 (2009 - Rs.1.00). This results in a total dividend pay-out of Rs.3.00 per share (2009 - Rs.3.00) amounting to Rs.1,844 mn (2009 - Rs.1,883 mn).

Dividend per share has been computed based on the amount of dividends recognised as distribution to the equity holders during the period.

As required by Section 56 (2) of the Companies Act No 7 of 2007, the Board of directors has confirmed that the company satisfies the solvency test in accordance with Section 57 of the Companies Act No 7 of 2007, and has obtained a certificate from the auditors, prior to declaring a final dividend of Rs.1.00 per share for this year. The final dividend will be paid on 10 June 2010 to those shareholders on the register as on 31 May 2010.

Detailed description of the results and appropriations are given below.

For the year ended 31 March *In Rs.'000s*	**2010**	2009 Re-stated
Profit earned before interest, after providing for all known liabilities, bad & doubtful debts and depreciation on property, plant & equipment	5,237,068	4,541,408
Interest paid	(1,370,156)	(1,695,139)
	3,866,912	2,846,269
Profit on sale of investments	114,776	1,063,971
Change in fair value of investment property	-	40,573
Profit accruing to the company and subsidiaries	3,981,688	3,950,813
Share of results of associates	2,555,867	2,340,427
Profit before tax	6,537,555	6,291,240
Provision for taxation including deferred tax	(985,240)	(1,326,590)
Profit after tax	5,552,315	4,964,650
Profit attributable to minority shareholders	(350,824)	(232,346)
Amount available to the group's shareholders	5,201,491	4,732,304
Re-purchase of ordinary shares	-	(2,295,000)
Other adjustments	3,785	77,057
Balance brought forward from the previous year	9,415,309	8,759,740
Amount available for appropriation	14,620,585	11,274,101
1st interim dividend of Rs. 1.00 per share (2009 - Rs.1.00) paid out of dividend received	(612,834)	(636,085)
2nd interim dividend of Rs. 1.00 per share (2009 - Rs. 1.00) paid out of dividend received	(619,455)	(611,354)
	13,388,296	10,026,662
Final dividend declared of Rs. 1.00 per share (2009 – Rs. 1.00) to be paid out of dividend received*	(619,473)	(611,353)
Balance to be carried forward next year	12,768,823	9,415,309

* *The final dividend recommended for this financial year has not been recognised as at the balance sheet date in compliance with SLAS 12 (Revised 2005) - Events after the Balance Sheet Date.*

ACCOUNTING POLICIES

Details of accounting policies have been discussed in note 1 of the financial statements. There have been no changes in the accounting policies adopted by the group during the year under review, other than policy on software.

DONATIONS

Total donations made by the company and group during the year amounted to Rs.10.4 mn (2009 - Rs.0.9 mn) and Rs.19 mn (2009 - Rs.13 mn), respectively. Of these, the donations to approved charities were Rs.10 mn (2009 - Rs.0.4 mn) at company and Rs.15.3 mn (2009 - Rs.3.1 mn) at group. The amounts do not include contributions on account of corporate social responsibility (CSR) initiatives.

The John Keells Social Responsibility Foundation, which operates with funds contributed by each of the companies in the group, handles most of the group's CSR initiatives and activities. The Foundation manages a range of programmes that underpin its key principle of acting responsibly in all areas of business to bring about sustainable development. The CSR initiatives, including completed and on-going projects, are detailed in the sustainability report in the annual report.

In quantifying the group's contribution to charities, no account has been taken of 'in-house' costs or management time.

PROPERTY, PLANT AND EQUIPMENT

The book value of property, plant and equipment as at the balance sheet date amounted to Rs.112 mn (2009 - Rs.228 mn) and Rs.29,989 mn (2009 - Rs.29,965 mn) for the company and group respectively.

Capital expenditure for the company and group amounted to Rs.5.2 mn (2009 - Rs.63 mn) and Rs.1,782 mn (2009 - Rs.3,502 mn), respectively.

Details of property, plant and equipment and their movements are given in note 2 to the financial statements.

MARKET VALUE OF PROPERTIES

All land and buildings owned by group companies were revalued in financial year 2007/08, with the following exceptions;

John Keells Holdings PLC, John Keells PLC, Mackinnon and Keells Financial Services Ltd, Keells Realtors Ltd, Whittall Boustead Ltd, JK Properties (Pvt) Ltd and Wirawila Walk Inn Ltd were revalued in financial year 2008/09.

Trinco Walk Inn Ltd, International Tourists and Hoteliers Ltd, Trinco Holiday Resorts (Pvt) Ltd and Union Assurance PLC were revalued in the current financial year.

Valuations were carried out by P B Kalugalgedera, Chartered Valuation Surveyor, G J Sumanasena, Incorporated Valuer, M/s A Y Daniel & Son, Incorporated Valuer, R G Wijesinghe, Consultant Valuer and Assesor, Haleel Gouse, Incorporated Valuer and H R de Silva, Chartered Valuation Surveyor (UK).

All properties classified as investment property were valued in accordance with the requirements of SLAS 40 (2005). The carrying value of investment property of the company and group amounted to Rs.899 mn (2009 - Rs.899 mn) and Rs.2,334 mn (2009 - Rs.2,329 mn) respectively. The directors have decided to retain the fair values of investment property recognised previously as at the balance sheet date.

Investment properties of business units, when significantly occupied by group companies, are classified as property, plant and equipment in the consolidated financial statements in compliance with SLAS 40 (2005).

Details of the revaluation of property, plant and equipment and investment property are provided in notes 2.4 and 4.1 to the financial statements.

Details of group properties as at 31 March 2010 are disclosed in the group real estate portfolio section of the annual report.

INVESTMENTS

Investments of the company and the group in subsidiaries, associates, joint ventures and other external equity investments amounted to Rs.30,962 mn (2009 - Rs.27,739 mn) and Rs.50,978 mn (2009 - Rs.46,762 mn), respectively.

Detailed description of the long term investments held as at the balance sheet date, are given in note 6 to the financial statements.

STATED CAPITAL

The authorised capital and par value concept in relation to share capital were abolished by the Companies Act No 07 of 2007. The total amounts received by the company in respect of the issue of shares are now referred to as stated capital. The total stated capital of the company as at 31 March 2010 was Rs.23,322 mn (2009 - Rs.22,525 mn) as given in note 12 to the financial statements.

Options in respect of 8,120,636 shares (2009 - 858,443 shares) were exercised during the year under the employee share option plan, for a total consideration of Rs.797 mn (2009 - Rs.61 mn).

SHARE INFORMATION

The distribution and composition of shareholders and the information relating to earnings, dividend, net assets, market value per share and share trading is given in the share information section of the annual report.

Given below, as additional disclosure, are the John Keells Holding's Board of directors' shareholdings in group companies as at 31 March 2010.

John Keells Holdings PLC (JKH)

S C Ratnayake	- 3,403,909 (2009 - 3,227,747)
A D Gunewardene	- 3,903,830 (2009 - 3,527,668)
G S A Gunesekera*	- N/A (2009 - 1,524,574)
J R F Peiris	- 415,790 (2009 - 189,628)

E F G Amerasinghe - 4,136 (2009 - 4,136)
T Das - Nil (2009 - Nil)
S Enderby - Nil (2009 - Nil)
P D Rodrigo - Nil (2009 - Nil)
S S Tiruchelvam - Nil (2009 - Nil)

Options available under the employee share option plan of JKH.

S C Ratnayake - 1,778,099 (2009 - 1,745,781)
A D Gunewardene - 1,554,882 (2009 - 1,573,624)
G S A Gunesekera* - N/A (2009 - 1,074,411)
J R F Peiris - 1,326,015 (2009 - 1,401,417)

Asian Hotels and Properties PLC

S C Ratnayake - 10,000 (2009 - 10,000)

Ceylon Cold Stores PLC

S C Ratnayake - 760 (2009 - 760)
A D Gunewardene - 7,000 (2009 - 7,000)
G S A Gunesekera* - N/A (2009 - 3,812)
J R F Peiris - 150 (2009 - 150)

John Keells Hotels PLC

S C Ratnayake - 550,311 (2009 - 468,984)
A D Gunewardene - 74,806 (2009 - 62,480)
G S A Gunesekera* - N/A (2009 - 70,033)

Keells Food Products PLC

S C Ratnayake - 4,250 (2009 - 4,250)
G S A Gunesekera* - N/A (2009 - 2,832)

Nations Trust Bank PLC

A D Gunewardene - 4,652,212 (2009 - 3,253,666)
G S A Gunesekera* - N/A (2009 - 3,626)

Warrants held at Nations Trust Bank PLC.

A D Gunewardene

Warrants 2010 - Nil (2009 - 2,115,256)
Warrants 2011 - 1,057,627 (2009 - 1,057,627)

G S A Gunesekera*

Warrants 2010 - N/A (2009 - 906)
Warrants 2011 - N/A (2009 - 453)

Tea Smallholder Factories PLC

G S A Gunesekera* - N/A (2009 - 1,000)

Trans Asia Hotels PLC

S C Ratnayake - 100 (2009 - 100)
A D Gunewardene - 100 (2009 - 100)
G S A Gunesekera* - N/A (2009 - 100)
J R F Peiris - 100 (2009 - 100)

Union Assurance PLC

A D Gunewardene - 3,746 (2009 - 3,746)

* Note; G S A Gunesekera resigned with effect from 30 June 2009.

MAJOR SHAREHOLDERS

Details of the twenty largest shareholders of the company and the percentages held by each of them are disclosed in the share information section of the annual report.

RESERVES

Total reserves as at 31 March 2010 for the company and group amounted to Rs.9,345 mn (2009 - Rs.6,528 mn) and Rs.26,510 mn (2009 - Rs.22,981 mn), respectively.

The movement and composition of the capital and revenue reserves is disclosed in the statement of changes in equity.

DIRECTORS

The Board of directors of the company as at 31 March 2010 and their brief profiles are given in the Board of directors section of the annual report.

As announced on 6 April 2009, G S A Gunasekera resigned from the Board with effect from 30 June 2009, exercising his option for early retirement on reaching the age of 55 years.

In accordance with Article 84 of the Articles of Association of the company, J R F Peiris and A D Gunewardene retire by rotation and being eligible offer themselves for re-election.

The Company has also received notice of the resolution to propose the re-election of T Das who is over 70 years of age and who retires in terms of section 210 of the Companies Act. The resolution proposes that the age limit stipulated in Section 210 of the Companies Act No 7 of 2007 shall not apply to T Das who is over 70 years and that he be re-elected a director of the company.

The group directory details the names of persons holding office as directors of the company and all its subsidiary and associate companies, as at 31 March 2010 and the names of persons who were appointed or who ceased to hold office as directors during the period.

BOARD COMMITTEES

The following members serve on the Board, Audit, Remuneration and Nomination committees;

Audit Committee

P D Rodrigo - Chairman
E F G Amerasinghe
S Enderby
S S Tiruchelvam

The report of the audit committee is given under the Board committee reports section of the annual report.

Remuneration Committee

E F G Amerasinghe - Chairman
P D Rodrigo
S S Tiruchelvam

The report of the remuneration committee is given under the Board committee reports section of the annual report and the remuneration policy is given in the corporate governance report.

Nominations Committee

T Das - Chairman

S Enderby

S C Ratnayake

S S Tiruchelvam

The report of the nominations committee is given under the Board committee reports section of the annual report.

INTERESTS REGISTER

The Company has maintained an interests register as contemplated by the Companies Act No 7 of 2007.

In compliance with the requirements of the Companies Act No. 7 of 2007, this annual report also contains particulars of entries made in the interests registers of subsidiaries which are public companies or private companies which have not dispensed with the requirement to maintain an interests register as permitted by Section 30 of the Companies Act No 7 of 2007.

Particulars of entries in the JKH interests register

Interests in contracts

The directors have all made a general disclosure to the Board of directors as permitted by Section 192 (2) of the Companies Act No 7 of 2007 and no additional interests have been disclosed by any director.

a) **Share dealings:**

NAME OF DIRECTOR	NATURE OF SHARE DEALING
S C Ratnayake	- Sale of 200,000 shares - 376,162 share options exercised under ESOP
A D Gunewardene	- 376,162 share options exercised under ESOP
G S A Gunesekera (Resigned w.e.f. 30 June 2009)	- Sale of 200,000 shares
J R F Peiris	- Sale of 150,000 shares - 376,162 share options exercised under ESOP

b) **Indemnities and remuneration**

The Board approved the payment of remuneration of the executive directors of the company, namely, S C Ratnayake, Chairman/CEO, A D Gunewardene, Deputy Chairman/ President, G S A Gunasekera, President (resigned with effect from 30 June 2009), and J R F Peiris, Group Finance Director for the period 1 April 2009 to 31 March 2010 comprising of;

- short term variable incentive based on individual performance, organization performance and role responsibility based on the results of the financial year 2008/2009; and
- long term incentive in the nature of ESOP in John Keells Holdings PLC, dependant on the aforesaid performance rating, organizational rating and role responsibility

as recommended by the remuneration committee having conducted market surveys, spoken to experts and having taken into consideration the specific management complexities associated with the John Keells group and in keeping with the group remuneration policy.

Particulars of entries in interests registers of subsidiaries

Asian Hotels & Properties PLC

Indemnities and remuneration

The Board approved the payment to S C Ratnayake, A D Gunewardene, J R F Peiris, B M Amarasekera, Col. I Samarawickrama, A R Gunasekara, S K G Senanayake and S A Jayasekara, Non Executive Directors, of fees as recommended by the remuneration committee of John Keells Holdings PLC (being the holding company of Asian Hotels & Properties PLC and as permitted by the Rules of the Colombo Stock Exchange) commensurate with the market and complexities of the business of the Company, and sums payable to directors nominated by John Keells Holdings PLC were remitted to John Keells Holdings PLC rather than to individual directors.

The Board approved the payment of remuneration to the executive director of the company, R J Karunarajah, comprising of long term incentive in the nature of ESOP in John Keells Holdings PLC, dependant on the performance rating, organizational rating and role responsibility as recommended by the remuneration committee of John Keells Holdings PLC, the holding company of Asian Hotels & Properties PLC in keeping with the group remuneration policy.

The Board approved the payment of remuneration to the executive director of the company, S Rajendra, comprising of;

- short term variable incentive based on individual performance, organization performance and role responsibility based on the results of the financial year 2008/2009, paid in July 2009;
- a one off ex gratia payment made in December 2009 (there was no annual increment awarded in 2009); and
- long term incentive in the nature of ESOP in John Keells Holdings PLC dependant on the aforesaid performance rating, organizational rating and role responsibility

as recommended by the remuneration committee of John Keells Holdings PLC, the holding company of Asian Hotels & Properties PLC in keeping with the group remuneration policy.

Ceylon Cold Stores PLC

Indemnities and remuneration

The Board approved the payment of remuneration to the executive director of the company, J R Gunaratne, comprising of;

- short term variable incentive based on individual performance, organization performance and role responsibility based on the results of the financial year 2008/2009, paid in July 2009;
- a one off ex gratia payment made in December 2009 (there was no annual increment awarded in 2009); and

- long term incentive in the nature of ESOP in John Keells Holdings PLC, dependant on the aforesaid performance rating, organizational rating and role responsibility

as recommended by the remuneration committee of John Keells Holdings PLC, the holding company of Ceylon Cold Stores PLC, in keeping with the group remuneration policy.

John Keells PLC

Indemnities and remuneration

The Board approved the payment of remuneration to the executive director of the company, L D Ramanayake, comprising of;

- short term variable incentive based on individual performance, organization performance and role responsibility based on the results of the financial year 2008/2009, paid in July 2009;
- a one off ex gratia payment made in December 2009 (there was no annual increment awarded in 2009); and
- long term incentive in the nature of ESOP in John Keells Holdings PLC dependant on the aforesaid performance rating, organizational rating and role responsibility

as recommended by the remuneration committee of John Keells Holdings PLC, the holding company of John Keells PLC, in keeping with the group remuneration policy.

John Keells Hotels PLC

Share dealings:

NAME OF DIRECTOR	NATURE OF SHARE DEALING
S C Ratnayake	- Purchase of 35,719 shares - Sale of 75,000 shares and purchase of 120,608 shares by Mrs M V Ratnayake
A D Gunewardene	- Sale of 8,500 shares and purchase of 20,826 shares by Mrs C A Gunewardene
M A Omar	- Purchase of 1,000 shares by Phoenix Ventures (Pvt) Limited

Keells Hotel Management Services Ltd.

Indemnities and remuneration

The Board approved the payment of remuneration to the executive director of the company, J E P Kehelpannala, comprising of;

- short term variable incentive based on individual performance, organization performance and role responsibility based on the results of the financial year 2008/2009, paid in July 2009;
- a one off ex gratia payment made in December 2009 (there was no annual increment awarded in 2009); and
- long term incentive in the nature of ESOP in John Keells Holdings PLC, dependant on the aforesaid performance rating, organizational rating and role responsibility

as recommended by the remuneration committee of John Keells Holdings PLC, the holding company of Keells Hotel Management Services Limited, in keeping with the group remuneration policy.

Trans Asia Hotels PLC

Indemnities and remuneration

The Board approved the payment to S C Ratnayake, A D Gunewardene, J R F Peiris, D S J Pelpola, N L Gooneratne, R L Nanayakkara and A R Gunasekara, Non Executive Directors, of revised directors fees as recommended by the remuneration committee of John Keells Holdings PLC (being the ultimate parent of Trans Asia Hotels PLC and as permitted by the Rules of the Colombo Stock Exchange) commensurate with the market and complexities of the business of the Company, and sums payable to directors nominated by John Keells Holdings PLC, were remitted to John Keells Holdings PLC rather than to individual directors.

Union Assurance PLC

a.) **Share Dealings**

NAME OF DIRECTOR	NATURE OF SHARE DEALING
A K Gunaratne	Purchase of 1,600 shares

b.) **Indemnities and remuneration**

The executive directors' remuneration was established within a framework approved by the Board's remuneration committee. The Directors are of the opinion that the framework assures appropriateness of remuneration and fairness for the company. The remuneration of the Non-Executive Directors was determined according to scales of payment decided upon by the Board previously.

Walkers Tours Ltd.

Indemnities and remuneration

The Board approved payment of remuneration to the executive director of the company, V Leelananda, comprising of;

- short term variable incentive based on individual performance, organization performance and role responsibility based on the results of the financial year 2008/2009, paid in July 2009;
- a one off ex gratia payment made in December 2009 (there was no annual increment awarded in 2009); and
- long term incentive in the nature of ESOP in John Keells Holdings PLC dependant on the aforesaid performance rating, organizational rating and role responsibility.

as recommended by the remuneration committee of John Keells Holdings PLC, the holding company of Walkers Tours Limited, in keeping with the group remuneration policy.

DIRECTORS' REMUNERATION

Details of the remuneration and other benefits received by the directors are set out in note 29 of the financial statements.

EMPLOYEE SHARE OPTION PLAN

At the beginning of the year, the employee share option plan consisted of the third and fourth plans approved by the shareholders on 28 June 2004 and 13 December 2007 respectively.

Under the third plan, the company was authorised to issue up to 5% of the issued share capital within an annual limit of up to 2% of non-transferable call share options and the options granted under this plan have to be exercised within five years of such grant. Under the fourth plan, the company was authorised to issue non-transferable call share options, not exceeding in aggregate 0.85% of the shares in issue of the company as at the date of granting the award and have to be exercised within five years of such grant. On 2 December 2009, the shareholders approved a fifth plan, whereby the company could issue non-transferable call share options, not exceeding 1% of the shares in issue of the company as at the date of granting the award and have to be exercised within five years of such grant.

The options outstanding for the 2nd and 3rd awards of plan 3, plan 4 and plan 5 are valid for exercise as at 31 March 2010.

The highest, lowest and the closing prices of the share recorded during the year were Rs 189.75, Rs 62.50 and Rs 184.00 respectively.

Company has not granted any funding to employees to exercise options.

Details of the options granted, options exercised, the grant price, options cancelled or lapsed and outstanding as at the date of the directors' report have been tabulated below.

CORPORATE GOVERNANCE

Directors' declarations

The Directors declare that;

a) the company complied with all applicable laws and regulations in conducting its business

b) the directors have declared all material interests in contracts involving the company and refrained from voting on matters in which they were materially interested

c) the company has made all endeavours to ensure the equitable treatment of shareholders

d) the business is a going concern with supporting assumptions or qualifications as necessary, and

e) have conducted a review of internal controls covering financial, operational and compliance controls and risk management and have obtained a reasonable assurance of their effectiveness and successful adherence herewith

The corporate governance report is given under the profile and discussion section of the annual report

SUSTAINABILITY

The Group pursues its business goals under a stakeholder model of business governance. As per this model, the Group has taken specific steps, particularly, in ensuring the conservation of its natural resources and environment. These steps have been encapsulated in a group-wide sustainability programme which was launched last year and has since progressed significantly. The separate Sustainability Report details such progress. Det Norske Veritas AS (DNV) has confirmed that the Sustainability Report meets the general content and quality requirements of the Global Reporting Initiative (GRI) G3 and that it has met the Application Level B+ of the GRI requirements. The 2009/10 Sustainability report has also received a "GRI level check" and this reaffirms the report's compliance with the GRI guidelines.

EMPLOYMENT

The group has an equal opportunity policy and these principles are enshrined in specific selection, training, development and promotion policies, ensuring that all decisions are based on merit. The group practices equality of opportunity for all employees

EMPLOYEE SHARE OPTION PLAN (ESOP)

EMPLOYEE SHARE OPTION PLAN AS AT 31ST MARCH 2010

	Date of grant	Shares granted	Expiry date	Option grant price	Shares ** adjusted	exercised	Lapsed/ cancelled	outstanding	Current price **
PLAN 3									
Award 1	29.03.2005	5,503,850	28.03.2010	136.00	9,746,823	9,076,432	670,391	-	92.72
Award 2	10.04.2006	6,645,575	09.04.2011	157.25	10,301,859	1,251,017	1,311,387	7,739,455	120.74
Award 3	28.05.2007	10,551,062	27.05.2012	146.00	10,551,062	286,120	1,068,920	9,196,022	146.00
		22,700,487			30,599,744	10,613,569	3,050,698	16,935,477	
PLAN 4									
	25.03.2008	5,405,945	24.03.2013	120.00	5,405,945	233,355	212,470	4,960,120	120.00
PLAN 5									
	17.12.2009	6,126,960	16.12.2014	160.25	6,126,960	26,025	-	6,100,935	160.25
Total		**34,233,392**			**42,132,649**	**10,872,949**	**3,263,168**	**27,996,532**	

** **Adjusted for bonus issues and right issues**

irrespective of ethnic origin, religion, political opinion, gender, marital status or physical disability. Employee ownership in the company is facilitated through the employee share option plan.

Details of the group's human resource initiatives are detailed in the employees' section of the sustainability report.

The number of persons employed by the company and group as at 31 March 2010 was 139 (2009 - 142) and 10,885 (2009 - 10,501), respectively.

There have been no material issues pertaining to employees and industrial relations of the company.

SUPPLIER POLICY

The Group applies an overall policy of agreeing and clearly communicating terms of payment as part of the commercial agreements negotiated with suppliers, and endeavors to pay for all items properly charged in accordance with these agreed terms. As at 31 March 2010 the trade and other payables of the company and group amounted to Rs.343 mn (2009 - Rs.393 mn) and Rs.8,867 mn (2008 - Rs.6,505 mn), respectively.

ENVIRONMENTAL PROTECTION

The group complies with the relevant environmental laws, regulations and endeavors to comply with best practices applicable in the country of operation. A summary of selected group activities in the above area is contained in the sustainability report.

RESEARCH AND DEVELOPMENT

The group has an active approach to research and development and recognises the contribution that it can make to the group's operations. Significant expenditure has taken place over the years and substantial efforts will continue to be made to introduce new products and processes and develop existing products and processes to improve operational efficiency.

STATUTORY PAYMENTS

The Directors confirm that to the best of their knowledge, all taxes, duties and levies payable by the company and its subsidiaries, all contributions, levies and taxes payable on behalf of, and in respect of the employees of the company and its subsidiaries, and all other known statutory dues as were due and payable by the company and its subsidiaries as at the balance sheet date have been paid or, where relevant provided for, except as specified in note 35 to the financial statements, covering contingent liabilities.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the group. Risk assessment and evaluation for each business unit takes place as an integral part of the annual strategic planning cycle and the principle risks and mitigating actions in place are reviewed regularly by the Board and the audit committee. The Board, through the involvement of the risk review and control department takes steps to gain assurance on the effectiveness of control systems in place. The audit committee receives reports on the results of internal control reviews and the head of the group risk review and control department has direct access to the Chairman of the audit committee.

The risk management report is given under the management discussion and analysis section of the annual report

EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There have been no events subsequent to the balance sheet date, which would have any material effect on the company or on the group other than those disclosed in note 40 to the financial statements.

GOING CONCERN

The Directors are satisfied that the company, its subsidiaries and associates, have adequate resources to continue in operational existence for the foreseeable future, to justify adopting the going concern basis in preparing these financial statements.

AUDITORS

Messrs Ernst & Young, Chartered Accountants, are willing to continue as Auditors of the company, and a resolution proposing their reappointment will be tabled at the annual general meeting.

The Auditors Report is found in the financial reports section of the annual report.

The audit committee reviews the appointment of the auditor, its effectiveness, its independence and its relationship with the group, including the level of audit and non-audit fees paid to the auditor.

The group works with 5 firms of Chartered Accountants across the group, namely, Ernst & Young, KPMG Ford Rhodes Thornton and Co, PricewaterhouseCoopers, Someswaran Jayawickrama and Co. and Deloitte Haskins & Sells. Details of audit fees are set out in note 29 of the financial statements. The auditors do not have any relationship (other than that of an auditor) with the company or any of its subsidiaries.

Further details on the work of the auditor and the audit committee are set out in the audit committee report.

During the year, with a view to adopt current and emerging best practices in the sourcing of external audits, within the greater goal of enhancing our Corporate Governance, a review of external auditors and the scoping of their services was undertaken across the group.

A request for proposal (RFP) process was sought as part of the JKH corporate governance process to entertain proposals from reputed audit firms with international affiliation/representation in order to select a group auditor having sufficient audit coverage.

Bids were received on the basis of separate technical and financial proposals and evaluated by a technical evaluation committee

(TEC). The recommendations of the TEC were reviewed by a steering committee comprising of a majority of independent, non executive directors representing John Keells Holdings PLC, and other listed companies in the John Keells Group. The recommendation of the steering committee was further reviewed by the audit committee of John Keells Holdings PLC.

As a result of such evaluation, changes in external auditors have been recommended to shareholders in some of the group companies from the financial year 2010/11, to be effective from the date of their respective annual general meetings.

ANNUAL REPORT

The Board of directors approved the consolidated financial statements on 21 May 2010. The appropriate number of copies of this report will be submitted to the Colombo Stock Exchange and to the Sri Lanka Accounting and Auditing Standards Monitoring Board on 31 May 2010.

ANNUAL GENERAL MEETING

The annual general meeting will be held at the Institute of Chartered Accountants of Sri Lanka, 30, Malalasekera Mawatha, Colombo 7, on Monday, 28 June 2010 at 10.00 a.m. The notice of meeting appears in the supplementary information section of the annual report.

This annual report is signed for and on behalf of the Board of directors.

By Order of the Board



Director



Director



Keells Consultants Ltd.
Secretaries
21 May 2010

THE STATEMENT OF DIRECTORS' RESPONSIBILITY

The responsibility of the Directors in relation to the financial statements is set out in the following statement. The responsibility of the auditors, in relation to the financial statements prepared in accordance with the provisions of the Companies Act No 7 of 2007, is set out in the Report of the Auditors.

The financial statements comprise of:

- a balance sheet, which presents a true and fair view of the state of affairs of the company and its subsidiaries as at the end of the financial year; and

- an income statement of the company and its subsidiaries, which presents a true and fair view of the profit and loss of the company and its subsidiaries for the financial year.

The directors are required to confirm that the financial statements have been prepared;

- using appropriate accounting polices which have been selected and applied in a consistent manner, and material departures, if any, have been disclosed and explained; and

- presented in accordance with the Sri Lanka Accounting Standards; and that

- reasonable and prudent judgments and estimates have been made so that the form and substance of transactions are properly reflected; and

- provides the information required by and otherwise comply with the Companies Act and the Listing Rules of the Colombo Stock Exchange.

The directors are also required to ensure that the company has adequate resources to continue in operation to justify applying the going concern basis in preparing these financial statements.

Further, the directors have a responsibility to ensure that the company maintains sufficient accounting records to disclose, with reasonable accuracy the financial position of the company and of the group.

The directors are also responsible for taking reasonable steps to safeguard the assets of the company and of the group and in this regard to give proper consideration to the establishment of appropriate internal control systems with a view to preventing and detecting fraud and other irregularities

The directors are required to prepare the financial statements and to provide the auditors with every opportunity to take whatever steps and undertake whatever inspections that may be considered being appropriate to enable them to give their audit opinion.

Further, as required by Section 56 (2) of the Companies Act No 7 of 2007, the Board of directors have confirmed that the company, based on the information available, satisfies the solvency test immediately after the distribution, in accordance with Section 57 of the Companies Act no 7 of 2007, and have obtained a certificate from the auditors, prior to declaring a final dividend of Rs 1.00 per share for this year, to be paid on 10 June 2010.

The directors are of the view that they have discharged their responsibilities as set out in this statement.

Compliance Report

The directors confirm that to the best of their knowledge, all taxes, duties and levies payable by the company and its subsidiaries, all contributions, levies and taxes payable on behalf of and in respect of the employees of the company and its subsidiaries, and all other known statutory dues as were due and payable by the company and its subsidiaries as at the balance sheet date have been paid, or where relevant provided for, except as specified in Note 35 to the financial statements covering contingent liabilities

By order of the Board



Keells Consultants Ltd
Secretaries

21 May 2010

REPORT OF THE AUDITORS



ERNST & YOUNG

Chartered Accountants
201 De Saram Place
P.O. Box 101
Colombo 10
Sri Lanka

Tel : (0) 11 2463500
Fax Gen : (0) 11 2697369
Tax : (0) 11 5578180
eysl@lk.ey.com

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF JOHN KEELLS HOLDINGS PLC

Report on the Financial Statements

We have audited the accompanying financial statements of John Keells Holdings PLC ("Company"), the consolidated financial statements of the Company and its subsidiaries which comprise the balance sheets as at 31 March 2010, and the income statements, statements of changes in equity and cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Sri Lanka Accounting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Scope of Audit and Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Sri Lanka Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit. We therefore believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, so far as appears from our examination, the Company maintained proper accounting records for the year ended 31 March 2010 and the financial statements give a true and fair view of the Company's state of affairs as at 31 March 2010 and its profit and cash flows for the year then ended in accordance with Sri Lanka Accounting Standards.

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs as at 31 March 2010 and the profit and cash flows for the year then ended, in accordance with Sri Lanka Accounting Standards, of the Company and its subsidiaries dealt with thereby, so far as concerns the shareholders of the Company.

Report on Other Legal and Regulatory Requirements

In our opinion, these financial statements also comply with the requirements of Section 151(2) and Sections 153(2) to 153(7) of the Companies Act No. 07 of 2007.

Ernst & Young

21 May 2010

Colombo.

BALANCE SHEET

As at 31st March In Rs.'000s	Note	Group 2010	Group 2009 Re-stated	Company 2010	Company 2009
ASSETS					
Non-current assets					
Property, plant and equipment	2	29,988,664	29,965,422	111,615	227,877
Leasehold property	3	4,576,687	4,775,712	-	-
Investment property	4	2,334,475	2,329,015	899,000	899,000
Intangible assets	5	2,556,145	2,667,891	37,450	-
Investments in subsidiaries and joint ventures	6	5,115	5,115	21,772,182	19,693,717
Investments in associates	6	14,309,186	12,979,996	9,110,819	7,959,247
Other investments	6	8,415,216	8,751,603	79,507	814,112
Deferred tax assets	7	182,252	147,846	-	-
Other non-current assets	8	1,724,717	1,799,000	60,079	84,740
		64,092,457	63,421,600	32,070,652	29,678,693
Current assets					
Inventories	9	2,295,066	2,254,303	778	810
Investments held for sale	6	-	14,299	-	3,900
Trade and other receivables	10	9,933,777	9,027,653	848,223	777,843
Amounts due from related parties	34	22,889	22,129	532,884	200,560
Short term investments	11	19,300,956	15,347,437	10,177,965	11,431,363
Cash in hand and at bank		3,013,164	2,052,642	82,154	16,748
		34,565,852	28,718,463	11,642,004	12,431,224
Total assets		98,658,309	92,140,063	43,712,656	42,109,917
EQUITY AND LIABILITIES					
Equity attributable to equity holders of the parent					
Stated capital	12	23,322,400	22,525,108	23,322,400	22,525,108
Capital reserves	13	7,573,612	7,436,723	-	-
Revenue reserves	14	18,936,259	15,544,625	9,345,064	6,527,647
		49,832,271	45,506,456	32,667,464	29,052,755
Minority interest		6,429,512	4,960,309	-	-
Total equity		56,261,783	50,466,765	32,667,464	29,052,755
Non-current liabilities					
Insurance provisions	15	12,945,576	11,025,614	-	-
Non-interest bearing borrowings	16	18,000	21,000	-	-
Interest bearing borrowings	17	10,539,450	14,739,141	6,840,000	10,482,593
Deferred tax liabilities	7	781,742	777,236	-	-
Employee benefit liabilities	18	1,041,395	956,917	92,630	92,358
Other deferred liabilities	19	4,655	5,167	-	-
Other non-current liabilities		216,401	274,576	-	-
		25,547,219	27,799,651	6,932,630	10,574,951
Current liabilities					
Trade and other payables	20	8,867,078	6,505,477	343,426	393,311
Amounts due to related parties	34	13,163	16,471	3,001	5,619
Income tax liabilities	21	454,292	514,362	-	-
Short term borrowings	22	150,000	90,000	-	-
Current portion of interest bearing borrowings	17	4,168,976	1,817,511	3,135,493	777,650
Dividend payable		619,455	-	619,455	-
Bank overdrafts		2,576,343	4,929,826	11,187	1,305,631
		16,849,307	13,873,647	4,112,562	2,482,211
Total equity and liabilities		98,658,309	92,140,063	43,712,656	42,109,917

I certify that the financial statements comply with the requirements of the Companies Act No. 7 of 2007.



M.J.S. Rajakariar
Group Financial Controller

The Board of directors is responsible for the preparation and presentation of these financial statements.



S.C. Ratnayake
Chairman



J.R.F. Peiris
Group Finance Director

The accounting policies and notes as set out in pages 92 to 132 form an integral part of these financial statements.

21 May 2010

INCOME STATEMENT

For the year ended 31st March	Note	Group		Company	
In Rs.'000s		2010	2009	2010	2009
			Re-stated		
Revenue	23	**47,980,004**	41,022,520	**544,193**	587,312
Cost of sales		**(36,914,007)**	(31,211,564)	**(230,156)**	(222,356)
Gross profit		**11,065,997**	9,810,956	**314,037**	364,956
Dividend income	24	**43,951**	53,765	**3,573,576**	2,482,685
Other operating income	25	**5,020,745**	3,735,102	**2,205,081**	1,910,671
Distribution expenses		**(2,066,691)**	(1,587,806)	-	-
Administrative expenses		**(7,218,294)**	(6,050,237)	**(654,211)**	(661,411)
Other operating expenses	26	**(1,493,864)**	(1,382,180)	**(44,187)**	(40,232)
Finance expenses	27	**(1,370,156)**	(1,695,139)	**(716,629)**	(913,009)
Change in fair value of investment property	4	-	40,573	-	66,842
Share of results of associates		**2,555,867**	2,340,427	-	-
Profit on sale of non-current investments	28	-	1,025,779	-	1,209,803
Profit before tax	29	**6,537,555**	6,291,240	**4,677,667**	4,420,305
Tax expense	30	**(985,240)**	(1,326,590)	**(16,608)**	(57,033)
Profit for the year		**5,552,315**	4,964,650	**4,661,059**	4,363,272
Attributable to:					
Equity holders of the parent		**5,201,491**	4,732,304		
Minority interest		**350,824**	232,346		
		5,552,315	4,964,650		
		Rs.	**Rs.**		
Earnings per share					
Basic	31	**8.45**	7.52		
Diluted	31	**8.38**	7.52		
Dividend per share	32	**3.00**	3.00		

Figures in brackets indicate deductions.
The accounting policies and notes as set out in pages 92 to 132 form an integral part of these financial statements.

21 May 2010

CASH FLOW STATEMENT

For the year ended 31st March In Rs.'000s	Note	Group 2010	Group 2009 Re-stated	Company 2010	Company 2009
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit before working capital changes	A	3,648,586	3,748,409	4,639,484	4,187,834
(Increase)/decrease in inventories		(40,763)	1,276,007	32	14
(Increase)/decrease in receivables and prepayments		(775,277)	787,668	(531,046)	(429,054)
(Increase)/decrease in other non-current assets		(85,051)	(110,067)	24,660	(19,052)
Increase/(decrease) in creditors and accruals		2,225,868	(1,952,124)	(50,284)	73,253
Increase/(decrease) in insurance provision		1,919,962	173,537	-	-
Cash generated from operations		6,893,325	3,923,430	4,082,846	3,812,995
Interest received		2,946,331	2,265,663	-	-
Finance expenses paid		(1,370,156)	(1,695,139)	(716,629)	(913,009)
Dividend received		2,399,690	1,090,588	-	-
Tax paid		(966,869)	(1,345,337)	(62,238)	(56,075)
Gratuity paid		(107,904)	(92,960)	(19,442)	(3,147)
Net cash flow from operating activities		9,794,417	4,146,245	3,284,537	2,840,764
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES					
Purchase and construction of property, plant and equipment		(1,781,594)	(1,994,606)	(5,216)	(62,937)
Addition to intangible assets		(70,986)	(23,140)	(30,603)	-
Addition to investment property		(5,460)	-	-	-
Acquisition of subsidiary		-	170,872	-	-
Acquisition of associate		(1,000,000)	-	(900,000)	-
Increase in interest in subsidiaries		(83,853)	(716,348)	(2,124,946)	(2,020,901)
Increase in interest in associates		(376,100)	(2,728,160)	(251,572)	(2,728,161)
Proceeds from sale of property, plant and equipment		184,702	88,647	6,270	11,811
Proceeds from sale of non-current investments		-	1,915,261	46,483	1,915,261
Proceeds from sale of rights in subsidiaries		750,975	-	750,975	-
Proceeds from sale of investment held for sale		84,632	-	72,404	-
Proceeds from insurance claim on property, plant & equipment		30,000	-	-	-
(Purchase) / disposal of other investments (net)		173,943	(684,696)	947,727	(731,587)
Grants received for investing activities		-	315	-	-
Net cash flow from / (used in) investing activities		(2,093,741)	(3,971,855)	(1,488,478)	(3,616,514)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES					
Proceeds from issue of shares		797,292	60,841	797,292	60,841
Re-purchase of ordinary shares		-	(2,295,000)	-	(2,295,000)
Proceeds from minority on issue of rights in subsidiaries		1,692,237	5,109	-	-
Direct cost on share issue		(33,674)	-	-	-
Dividend paid to equity holders of parent		(1,224,187)	(1,883,442)	(1,224,187)	(1,883,442)
Dividend paid to minority shareholders		(240,094)	(223,657)	-	-
Proceeds from long term borrowings		684,000	8,380,950	-	8,070,950
Repayment of long term borrowings		(2,371,809)	(1,428,046)	(1,172,000)	(300,000)
Proceeds from/(repayment of) short term borrowings (net)		60,000	(285,000)	-	
Net cash flow from/(used in) financing activities		(636,235)	2,331,755	(1,598,895)	3,653,349
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		7,064,441	2,506,145	197,164	2,877,599
CASH AND CASH EQUIVALENTS AT THE BEGINNING		12,499,048	9,158,290	10,142,480	6,659,612
CASH AND CASH EQUIVALENTS AT THE END		19,563,489	11,664,435	10,339,644	9,537,211
ANALYSIS OF CASH AND CASH EQUIVALENTS					
Favourable balances					
Short term investments		19,035,956	15,146,888	10,177,965	11,431,363
Exchange loss / (gain) included in short term investments		90,712	(605,269)	90,712	(605,269)
Cash in hand and at bank		3,013,164	2,052,642	82,154	16,748
Unfavourable balances					
Bank overdrafts		(2,576,343)	(4,929,826)	(11,187)	(1,305,631)
Total cash and cash equivalents as previously reported		19,563,489	11,664,435	10,339,644	9,537,211
Effect of exchange rate changes		-	28,795	-	-
Cash and cash equivalents restated		19,563,489	11,693,230	10,339,644	9,537,211

Figures in brackets indicate deductions.
The accounting policies and notes as set out in pages 92 to 132 form an integral part of these financial statements.

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009 Re-stated	Company 2010	Company 2009
A Profit before working capital changes				
Profit before tax	**6,537,555**	6,291,240	**4,677,667**	4,420,305
Adjustments for:				
Interest income	**(2,946,331)**	(2,265,663)	**-**	-
Dividend income	**(43,951)**	(53,765)	**-**	-
Finance expenses	**1,370,156**	1,695,139	**716,629**	913,009
Change in fair value of investment property	**-**	(40,573)	**-**	(66,842)
Share of results of associates	**(2,555,867)**	(2,340,427)	**-**	-
Depreciation of property, plant and equipment	**1,736,853**	1,690,114	**102,742**	116,498
Derecognition / impairment losses on property, plant & equipment and investments	**20,955**	100,943	**3,018**	60,263
Profit on sale of property, plant and equipment	**(25,053)**	(37,590)	**(101)**	(3,820)
Profit on sale of non-current investments	**-**	(1,025,779)	**-**	(1,209,803)
Gain on sale of rights in subsidiaries	**(946,515)**	-	**(750,975)**	-
Profit on sale of investments held for sale	**(9,109)**	(38,192)	**(19,508)**	(37,037)
Profit on sale of other investments	**(105,667)**	-	**(102,536)**	-
Amortisation / depreciation of leasehold property and other non-current assets	**314,303**	292,764	**-**	-
Amortisation / impairment of intangible assets	**226,849**	14,819	**5,719**	-
Amortisation of other deferred liabilities	**(512)**	(2,258)	**-**	-
Gratuity provision and related costs	**191,695**	165,788	**19,714**	15,175
(Gain) / loss on foreign exchange (net)	**(41,681)**	75,138	**(12,885)**	(19,914)
Proceeds from insurance claim on property, plant and equipment	**(30,000)**	(42,676)	**-**	-
Write back of dealer deposits	**-**	(89,167)	**-**	-
Unrealised profits	**(4,981)**	(69)	**-**	-
Negative goodwill on acquisitions	**(40,113)**	(641,377)	**-**	-
	3,648,586	3,748,409	**4,639,484**	4,187,834

STATEMENT OF CHANGES IN EQUITY

GROUP

In Rs.'000s	Note	Stated capital	Revaluation reserve	Exchange translation reserve	Other capital reserves	Other revenue reserves	Accumulated profit	Total	Minority interest	Total Equity
		Attributable to equity holders of parent								
As at 1 April 2008		**22,464,267**	**4,692,088**	**908,299**	**418,640**	**5,517,963**	**9,395,743**	**43,397,000**	**4,769,775**	**48,166,775**
Reversal of prior period adjustment - SAGT	39	-	-	-	-	-	(66,131)	(66,131)	-	(66,131)
As at 1 April 2008 *(Re-stated)*		**22,464,267**	**4,692,088**	**908,299**	**418,640**	**5,517,963**	**9,329,612**	**43,330,869**	**4,769,775**	**48,100,644**
Share options exercised		60,841	-	-	-	-	-	60,841	-	60,841
Re-purchase of ordinary shares		-	-	-	-	-	(2,295,000)	(2,295,000)	-	(2,295,000)
Currency translation differences		-	-	285,806	-	-	-	285,806	20,462	306,268
Net gain / (loss) recognised directly in equity										
Surplus on revaluation		-	100,653	-	-	-	-	100,653	(55,283)	45,370
Acquisitions, disposals and changes in holding		-	(8,460)	-	-	-	4,520	(3,940)	248,341	244,401
Associate company share of net assets		-	830,038	299,117	7,125	-	29,276	1,165,556	-	1,165,556
Write off / transfer		-	(96,583)	-	-	-	80,202	(16,381)	(2,485)	(18,866)
Profit for the year *(Re-stated)*		-	-	-	-	-	4,732,304	4,732,304	232,346	4,964,650
Final dividend paid - 2007/08		-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Interim dividend paid - 2008/09		-	-	-	-	-	(1,247,439)	(1,247,439)	-	(1,247,439)
Subsidiary dividend to minority shareholders		-	-	-	-	-	29,190	29,190	(252,847)	(223,657)
As at 31 March 2009 *(Re-stated)*		**22,525,108**	**5,517,736**	**1,493,222**	**425,765**	**5,517,963**	**10,026,662**	**45,506,456**	**4,960,309**	**50,466,765**
Share options exercised		797,292	-	-	-	-	-	797,292	-	797,292
Direct cost on share issue		-	-	-	-	-	(27,916)	(27,916)	(5,758)	(33,674)
Currency translation differences		-	-	(42,672)	-	-	-	(42,672)	(4,917)	(47,589)
Reserved during the year		-	-	-	-	30,000	(30,000)	-	-	-
Net gain / (loss) recognised directly in equity										
Surplus on revaluation		-	276,718	-	-	-	-	276,718	38,898	315,616
Acquisitions, disposals and changes in holding		-	-	-	-	-	(11)	(11)	1,356,009	1,355,998
Associate company share of net assets		-	-	(32,629)	2,600	-	(7,502)	(37,531)	-	(37,531)
Write off / transfer		-	(67,128)	-	-	-	45,508	(21,620)	(2,053)	(23,673)
Profit for the year		-	-	-	-	-	5,201,491	5,201,491	350,824	5,552,315
Final dividend paid - 2008/09		-	-	-	-	-	(611,353)	(611,353)	-	(611,353)
Interim dividend - 2009/10		-	-	-	-	-	(1,232,289)	(1,232,289)	-	(1,232,289)
Subsidiary dividend to minority shareholders		-	-	-	-	-	23,706	23,706	(263,800)	(240,094)
As at 31 March 2010		**23,322,400**	**5,727,326**	**1,417,921**	**428,365**	**5,547,963**	**13,388,296**	**49,832,271**	**6,429,512**	**56,261,783**

Details of other revenue reserves have been disclosed in Note 14

Figures in brackets indicate deductions.

The accounting policies and notes as set out in pages 92 to 132 form an integral part of these financial statements.

COMPANY *In Rs.'000s*	Stated capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2008	**22,464,267**	**2,600,000**	**1,519,322**	**75,000**	**2,148,495**	**28,807,084**
Share options exercised	60,841	-	-	-	-	60,841
Re-purchase of ordinary shares	-	-	-	-	(2,295,000)	(2,295,000)
Profit for the year	-	-	-	-	4,363,272	4,363,272
Final dividend paid - 2007/08	-	-	-	-	(636,003)	(636,003)
Interim dividend paid - 2008/09	-	-	-	-	(1,247,439)	(1,247,439)
As at 31 March 2009	**22,525,108**	**2,600,000**	**1,519,322**	**75,000**	**2,333,325**	**29,052,755**
Share options exercised	797,292	-	-	-	-	797,292
Profit for the year	-	-	-	-	4,661,059	4,661,059
Final dividend paid - 2008/09	-	-	-	-	(611,353)	(611,353)
Interim dividend - 2009/10	-	-	-	-	(1,232,289)	(1,232,289)
As at 31 March 2010	**23,322,400**	**2,600,000**	**1,519,322**	**75,000**	**5,150,742**	**32,667,464**

Figures in brackets indicate deductions.
The accounting policies and notes as set out in pages 92 to 132 form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

John Keells Holdings PLC, is a public limited liability company incorporated and domiciled in Sri Lanka and listed on the Colombo Stock Exchange. The registered office and principal place of business of the company is located at 130, Glennie Street, Colombo 2.

Ordinary shares of the company are listed on the Colombo Stock Exchange. Global depository receipts (GDRs) of John Keells Holdings PLC, are listed on the Luxembourg Stock Exchange.

In the annual report of the Board of directors and in the financial statements, "the company" refers to John Keells Holdings PLC, as the holding company and "the group" refers to the companies whose accounts have been consolidated therein. The financial statements for the year ended 31 March 2010 were authorised for issue by the directors on 21 May 2010.

John Keells Holdings PLC, became the holding company of the group during the financial year ended 31 March 1986. The principal activities of the group are stated in the annual report of the Board of directors.

The financial statements are presented in Sri Lankan rupees, which is the group's functional and presentation currency, except for certain subsidiaries and associates whose functional currency is different as they operate in different economic environments.

All values presented in the financial statements are in Sri Lanka rupees thousands (Rs.'000) unless otherwise indicated.

The significant accounting policies are being discussed below.

1.1. GENERAL POLICIES

1.1.1. Statement of compliance

The balance sheet, statement of income, statement of changes in equity and the cashflow statement, together with the accounting policies and notes (the "financial statements") have been prepared in compliance with the Sri Lanka Accounting Standards (SLAS) issued by the Institute of Chartered Accountants of Sri Lanka and the requirement of the Companies Act No. 7 of 2007.

1.1.2. Basis of preparation

The financial statements, presented in Sri Lanka rupees, have been prepared on an accrual basis and under the historical cost convention unless stated otherwise.

1.1.3 Significant accounting judgments, estimates and assumptions

The preparation of Group's consolidated and Company financial statements in conformity with SLAS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amounts of the asset or liability affected in future periods.

The judgments, estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments, estimates and assumptions about the carrying amount of assets, liabilities and contingent liabilities that are not readily apparent from other sources.

The judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments, estimates and assumptions made by management in the application of SLAS that could have a significant effect on the financial statements are mentioned below.

	Policy	Note
Valuation of property, plant & equipment	1.5.1	2
Valuation of investment property	1.5.3	4
Valuation of intangible assets	1.5.4	5
Deferred tax	1.4.2	7
Impairment of assets	1.5.6	2,5,6
Insurance provision - life	1.6.3	15
Insurance provision - general	1.6.4	15
Valuation of employee benefit liabilities	1.6.1	18
Provisions, contingent assets and contingent liabilities	1.6.6	35

1.1.4. Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year other than the accounting policy on research and development costs as stated in accounting policy No. 1.5.4.2 on software, which was adopted during the year.

1.1.5. Comparative information

Previous years' figures and phrases have been re-arranged, wherever necessary, to conform to the current year's presentation.

1.1.6. Events after the balance sheet date

All material post balance sheet events have been considered and appropriate adjustments or disclosures have been made in the respective notes to the financial statements.

1.2. CONSOLIDATION POLICY

1.2.1. Basis of consolidation

The consolidated financial statements include the financial statements of the company, its subsidiaries and other companies over which it has control and have been prepared in compliance with the group's accounting policies.

All intra group balances, income and expenses and profits and losses resulting from Intra group transactions that are recognised in assets, liabilities, income and expenses are eliminated in full.

1.2.2. Acquisitions and divestments

Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The results of subsidiaries, joint ventures and associates acquired or incorporated during the year have been included from the date of acquisition or incorporation, while results of subsidiaries, joint ventures and associates disposed, have been included up to the date of disposal.

1.2.3. Subsidiaries

Subsidiaries are those enterprises controlled by the parent. Control exists when the parent holds more than 50% of the voting rights or otherwise has a controlling interest.

The following companies, with equity control less than 50%, have been consolidated as subsidiaries based on the power to govern the financial and operating policies of those entities.

	% Holding
DHL Keells (Pvt) Limited	50.00
Trans-ware Logistics (Pvt) Limited	50.00
Mack Air Services Maldives (Pte) Limited	49.00
Tea Smallholder Factories PLC	37.62

Subsidiaries are consolidated from the date the parent obtains control until the date that control ceases.

Subsidiaries consolidated have been listed in the group directory.

The following subsidiaries have been incorporated outside Sri Lanka:

Country of Incorporation	Name
India	John Keells Air Services India (Pvt) Ltd John Keells Foods India (Pvt) Ltd John Keells Logistics India (Pvt) Ltd Serene Holidays (Pvt) Ltd
Mauritius	Auxicogent Alpha (Pvt) Ltd Auxicogent Holdings (Pvt) Ltd Auxicogent International (Pvt) Ltd Auxicogent Investments Mauritius (Pvt) Ltd John Keells Hotels Mauritius (Pvt) Ltd John Keells Holdings Mauritius (Pvt) Ltd Keells Food Products Mauritius (Pvt) Ltd
Republic of Maldives	Fantasea World Investments (Pte) Ltd John Keells Maldivian Resorts (Pte) Ltd Mack Air Services Maldives (Pte) Ltd Tranquility (Pte) Ltd Travel Club (Pte) Ltd
Singapore	John Keells Singapore (Pte) Ltd
United Kingdom	John Keells Computer Services (UK) Ltd
USA	Auxicogent International US Inc

The total profits and losses for the period of the company and of its subsidiaries included in consolidation, and all assets and liabilities of the company and of its subsidiaries included in consolidation, are shown in the consolidated income statement and balance sheet respectively.

Minority interest which represents the portion of profit or loss and net assets not held by the group, are shown as a component of profit for the period in the income statement and as a component of equity in the consolidated balance sheet, separately from parent shareholders' equity.

The consolidated cash flow statement includes the cash flows of the company and its subsidiaries.

1.2.4. Joint venture

A joint venture is a contractual arrangement, whereby the group and other parties undertake an economic activity that is subject to joint control. The group recognises its interest in the joint venture using the proportionate consolidation method. The group's share of each of the assets, liabilities, income and expenses of the joint venture are combined with similar items, line by line, in the consolidated financial statements.

Information Systems Associates (a joint venture) has been incorporated in United Arab Emirates.

1.2.5. Associates

Associates are those investments over which the group has significant influence and holds 20% to 50% of the equity and which are neither subsidiaries nor joint ventures of the group.

The group ceases to use the equity method of accounting on the date from which it no longer has significant influence in the associate.

Associate companies of the group which have been accounted for under the equity method of accounting are:

Maersk Lanka (Pvt) Ltd
Nations Trust Bank PLC
South Asia Gateway Terminals (Pvt) Ltd
Quatrro Business Support Services (Pvt) Ltd
Quatrro Finance & Accounting Solutions (Pvt) Ltd
Central Hospital (Private) Ltd, (consolidated as an associate from 16 December 2009)

All associates are incorporated in Sri Lanka, except for Quatrro Business Support Services (Pvt) Ltd and Quatrro Finance & Accounting Solutions (Pvt) Ltd which are incorporated in India.

The investments in associates are carried in the balance sheet at cost plus post acquisition changes in the group's share of net assets of the associates. Goodwill relating to an associate is included in the carrying amount of the investment. After application of the equity method, the group determines whether it is necessary to recognise any additional impairment loss with respect to the group's net investment in the associate. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the equity of the associate, the group recognises its share of any changes in the statement of changes in equity.

When the group's share of losses in an associate equals or exceeds the interest in the undertaking, the group does not recognise further losses unless it has incurred obligations or made payments on behalf of the entity.

The accounting policies of associate companies conform to those used for similar transactions of the group. Accounting policies that are specific to the business of associate companies are discussed in note 1.8.

1.2.6. Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to groups of cash-generating units that are expected to benefit from the synergies of the combination.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets pro-rata to the carrying amount of each asset in the unit.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

1.2.7. Financial year

As per the group policy, results of all subsidiaries, joint ventures and associates with alternate year ends are treated as follows:

Subsidiaries: 12 month period drawn up to 31 March

Joint ventures and associates: 12 month period using the associate's or joint venture's year end

In the case of joint ventures and associates, where the reporting dates are different to group reporting dates, adjustments are made for any significant transactions or events upto 31 March.

1.3. FOREIGN CURRENCY TRANSLATION

1.3.1. Foreign currency transactions

The consolidated financial statements are presented in Sri Lanka rupees, which is the company's functional and presentation currency.

The functional currency is the currency of the primary economic environment in which the entities of the group operate.

All foreign exchange transactions are converted to Sri Lanka rupees, at the rates of exchange prevailing at the time the transactions are effected.

Monetary assets and liabilities denominated in foreign currency are translated to Sri Lanka rupee equivalents at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. The resulting gains and losses are accounted for in the income statement.

1.3.2. Foreign operations

The balance sheet and income statement of overseas subsidiaries and joint ventures which are deemed to be foreign operations are translated to Sri Lanka rupees at the rate of exchange prevailing as at the balance sheet date and at the average annual rate of exchange for the period respectively.

The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

The exchange rates applicable during the period were as follows:

	Balance Sheet		Income Statement Average rate	
	2009/10	2008/09	2009/10	2008/09
	Rs.	Rs.	Rs.	Rs.
Singapore dollar	**81.32**	76.05	**80.60**	76.36
Pound sterling	**171.89**	165.59	**183.56**	188.37
US dollar	**114.00**	115.53	**115.02**	109.83
Indian rupee	**2.52**	2.27	**2.43**	2.42
UAE dirham	**31.04**	31.45	**31.32**	29.90

1.4. TAX

1.4.1. Current tax

Provision for income tax is based on the elements of income and expenditure as reported in the financial statements and is computed in accordance with the provisions of the relevant tax statutes.

1.4.2. Deferred tax

Deferred taxation is the tax attributable to the temporary differences that arise when taxation authorities recognise and measure assets and liabilities with rules that differ from those of the consolidated financial statements.

Deferred tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences, unused tax credits and tax losses carried forward to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the unused tax credits and tax losses carried forward can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the year when the asset is realised or liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted as at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax relating to items recognised directly in equity is recognised in equity.

1.5. VALUATION OF ASSETS AND THEIR BASES OF MEASUREMENT

1.5.1. Property, plant and equipment

Property, plant and equipment is stated at cost or fair value less accumulated depreciation and any accumulated impairment in value.

The carrying values of property plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

All items of property, plant and equipment are initially recorded at cost. Where items of property, plant and equipment are subsequently revalued, the entire class of such assets are revalued at fair value. The group has adopted a policy of revaluing assets every 5 years, except for properties held for rental and occupied mainly by group companies, which are revalued every 3 years.

When an asset is revalued, any increase in the carrying amount is credited directly to a revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised in the income statement, in which case the increase is recognised in the income statement. Any revaluation deficit that offsets a previous surplus in the same asset is directly offset against the surplus in the revaluation reserve and any excess recognised as an expense. Upon disposal, any revaluation reserve relating to the asset sold is transferred to retained earnings.

Items of property, plant and equipment are derecognised upon replacement, disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised.

a) Depreciation

Provision for depreciation is calculated by using a straight-line method on the cost or valuation of all property, plant and equipment, other than freehold land, in order to write off such amounts over the estimated useful economic life of such assets.

The estimated useful life of assets are as follows:

Assets	Years
Buildings (other than hotels)	50
Hotel buildings	60 - 75
Plant and machinery	10 - 20
Equipment	2 - 8
Furniture and fittings	2 - 15
Motor vehicles	4 - 10
Laboratory equipment	10

The useful life and residual value of assets are reviewed, and adjusted if required, at the end of each financial year.

b) Finance leases

Property, plant and equipment on finance leases, which effectively transfer to the group substantially all the risk and benefits incidental to ownership of the leased items, are capitalised and disclosed as finance leases at their cash price and depreciated over the period the group is expected to benefit from the use of the leased assets.

The corresponding principal amount payable to the lessor is shown as a liability. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the outstanding balance of the liability. The interest payable over the period of the lease is transferred to an interest in suspense account. The interest element of the rental obligations pertaining to each financial year is charged to the income statement over the period of lease.

The cost of improvements to buildings on leasehold land is capitalised, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful life of the improvements, whichever is shorter.

c) Operating leases

Leases, where the lessor effectively retains substantially all of the risks and benefits of ownership over the term of the lease, are classified as operating leases.

Lease payments are recognised as an expense in the income statement on a straight-line basis over the term of the lease.

1.5.2. Leasehold property

Prepaid lease rentals paid to acquire land use rights are amortised over the lease term in accordance with the pattern of benefits provided. Leasehold property is tested for impairment annually and is written down where applicable. The impairment loss if any, is recognised in the income statement.

1.5.3. Investment property

Properties held to earn rental income, and properties held for capital appreciation have been classified as investment property.

Investment properties are initially recognised at cost. Subsequent to initial recognition, the investment properties are stated at fair values, which reflect market conditions at the balance sheet date.

Gains or losses arising from changes in fair value are included in the income statement in the year in which they arise.

Investment properties are derecognised when disposed, or permanently withdrawn from use because no future economic benefits are expected. Any gains or losses on retirement or disposal are recognised in the income statement in the year of retirement or disposal.

Transfers are made to investment property, when there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property, when there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Where group companies occupy a significant portion of the investment property of a subsidiary, such investment properties are treated as property, plant and equipment in the consolidated financial statements, and accounted for as per SLAS 18 (revised) Property, Plant and Equipment.

1.5.4. Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Internally generated intangible assets, excluding capitalised development costs, are not capitalised but reflected as expenditure in the income statement in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite lives. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level.

1.5.4.1 Present value of acquired in-force business (PVIB)

The present value of future profits on a portfolio of long term life insurance contracts as at the acquisition date is recognised as an intangible asset based on a valuation carried out by an independent actuary. Subsequent to initial recognition, the intangible asset is carried at cost less accumulated amortisation and accumulated impairment losses.

The PVIB is amortised over the average useful life of the related contracts in the portfolio. The amortisation charge and any impairment losses would be recognised in the consolidated income statement as an expense.

1.5.4.2 Software

Purchased software

Purchased software is recognised as intangible assets and is amortised on a straight line basis over its useful life.

Software licenses

Software licenses cost is recognised as an intangible asset and amortised over the period of expected future usage of related ERP systems.

Research & Development Costs

Research costs are expensed as incurred. Development expenditure on an individual project is recognised as an intangible asset when the group can demonstrate;

- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- its intention to complete and its ability to use or sell the asset,
- how the asset will generate future economic benefits,
- the availability of resources to complete the asset and
- the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

1.5.5. Equity investments

All quoted and unquoted securities, which are held as non-current investments, are valued at cost. All quoted equities held as short term investments are stated at market values with the resultant gain or loss recognised in the income statement. The cost of investment is the cost of acquisition inclusive of brokerage and costs of transaction. The carrying amounts of long term investments are reduced to recognise a decline which is considered other than temporary in the value of investments, determined on an individual investment basis.

In the company's financial statements, investments in subsidiaries, joint ventures and associate companies have been accounted for at cost, net of any impairment losses which are charged to the income statement. Income from these investments are recognised only to the extent of dividends received.

1.5.6. Impairment of assets

The group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the income statement, except that, impairment losses in respect of property, plant and equipment are recognised against the revaluation reserve to the extent that it reverses a previous revaluation surplus.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. Previously recognised impairment losses other than in respect of goodwill, are reversed only if there has been an increase in the recoverable amount of the asset. Such increase is recognised to the extent of the carrying amount had no impairment losses been recognised previously.

1.5.7. Other non-current assets

Bottle depreciation of Ceylon Cold Stores PLC

Returnable glass bottles are reflected under non-current assets at cost less depreciation. Depreciation is provided over its useful life of 5 years up to the net realisable value. The net realisable value of returnable glass bottles equals to the deposits received by the company or cost whichever is lower.

The written down value of bottle breakages during the financial year is written off to the income statement.

Upon termination of dealership, the weighted average cost of bottles not returned less the deposit is written off to the income statement.

1.5.8. Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price less estimated costs of completion and the estimated costs necessary to make the sale.

The costs incurred in bringing inventories to its present location and condition, are accounted for as follows:

Raw materials	-	On a weighted average basis
Finished goods and Work-in-progress	-	At the cost of direct materials, direct labour and an appropriate proportion of fixed production overheads based on normal operating capacity
Produce inventories	-	At since realised price
Other inventories	-	At actual cost

1.5.9. Trade and other receivables

Trade and other receivables are stated at the amounts they are estimated to realise, net of provisions for bad and doubtful receivables.

A provision for doubtful debts is made when the debt exceeds 180 days, and collection of the full amount is no longer probable. Bad debts are written off when identified.

1.5.9.1. Reinsurance receivable

Reinsurance assets include the balances due from both insurance and reinsurance companies for paid and unpaid losses and loss adjustment expenses. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a right to offset exists.

If a reinsurance asset is impaired, the company reduces the carrying amount accordingly and recognises a loss in the statement of income. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after the initial recognition of the reinsurance asset, that the company may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amount that the company will receive from the reinsurer.

1.5.9.2 Premiums receivable

Collectibility of premiums and other debts are reviewed on an ongoing basis. Debts that are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

1.5.10. Short-term investments

Treasury bills and other interest bearing securities held for resale in the near future to benefit from short-term market movements are accounted for at cost plus the relevant proportion of the discounts or premiums.

1.5.11. Cash and cash equivalents

Cash and cash equivalents in the cash flow statement comprise cash at bank and in hand and short term deposits with a maturity of 3 months or less, net of outstanding bank overdrafts.

1.6. LIABILITIES AND PROVISIONS

1.6.1. Defined benefit plan - gratuity

The liability recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date using the projected unit credit method. Any acturial gains or losses arising are recognised immediately in the income statement.

1.6.2. Defined contribution plan - Employees' Provident Fund and Employees' Trust Fund

Employees are eligible for Employees' Provident Fund contributions and Employees' Trust Fund contributions in line with respective statutes and regulations. The companies contribute the defined percentages of gross emoluments of employees to an approved Employees' Provident Fund and to the Employees' Trust Fund respectively, which are externally funded.

1.6.3. Insurance provision - life

The Directors agree to the life insurance business provisions on the recommendation of the independent external actuary following his annual investigation of the life insurance business.

The actuarial valuation takes into account all liabilities including contingent liabilities and is based on assumptions recommended by the independent external actuary.

1.6.4. Insurance provision - general

Claims expenses and liabilities for outstanding claims are recognised in respect of direct and inward reinsurance business. The liability covers claims reported but not yet paid, incurred but not reported claims (IBNR) and the anticipated direct and indirect costs of settling those claims. Claims outstanding are assessed by reviewing individual claim files and estimating changes in the ultimate cost of settling claims. The provision in respect of IBNR is actuarially valued to ensure a more realistic estimation of the future liability based on past experience and trends.

1.6.5. Grants and subsidies

Grants and subsidies are recognised at their fair value. When the grant or subsidy relates to an expense item, it is recognised as income over the period necessary to match it to the costs, which it is intended to compensate for, on a systematic basis. Grants and subsidies related to assets are deferred in the balance sheet and credited to the income statement over the useful life of the asset.

1.6.6. Provisions, contingent assets and contingent liabilities

Provisions are made for all obligations existing as at the balance sheet date when it is probable that such an obligation will result in an outflow of resources and a reliable estimate can be made of the quantum of the outflow.

All contingent liabilities are disclosed as a note to the financial statements unless the outflow of resources is remote.

Contingent assets are disclosed, where inflow of economic benefit is probable.

1.7. INCOME STATEMENT

1.7.1. Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group, and the revenue and associated costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, net of trade discounts and value added taxes, after eliminating sales within the group.

The following specific criteria are used for recognition of revenue:

a) **Sale of goods**

Revenue from the sale of goods is recognised when the significant risk and rewards of ownership of the goods have passed to the buyer with the group retaining neither a continuing managerial involvement to the degree usually associated with ownership, nor an effective control over the goods sold.

b) **Rendering of services**

Revenue from rendering of services is recognised in the accounting period in which the services are rendered or performed.

c) **General insurance business - Gross written premium**

Gross written premium is generally recognised as written upon inception of the policy. Upon inception of the contract, premiums are recorded as written and are earned primarily on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance protection provided.

Earned premiums are computed on the 1/24th basis except for marine business, which is computed on a 60-40 basis.

d) **Life insurance business - Gross written premium**

Premiums from traditional life insurance contracts, including participating contracts and non participating contracts, are recognised as revenue when cash is received from the policyholder.

e) **Turnover based taxes**

Turnover based taxes include value added tax, economic service charge, turnover tax and tourism development levy. Companies in the group pay such taxes in accordance with the respective statutes.

1.7.2. Dividend

Dividend income is recognised on a cash basis.

1.7.3. Rental income

Rental income is recognised on an accrual basis over the term of the lease.

1.7.4. Gains and losses

Net gains and losses of a revenue nature arising from the disposal of property, plant and equipment and other non-current assets, including investments, are accounted for in the income statement, after deducting from the proceeds on disposal, the carrying amount of such assets and the related selling expenses.

Gains and losses arising from activities incidental to the main revenue generating activities and those arising from a group of similar transactions, which are not material are aggregated, reported and presented on a net basis.

Any losses arising from guaranteed rentals are accounted for in the year of incurring the same. A provision is recognised if the best estimate indicates a loss.

1.7.5. Other income

Other income is recognised on an accrual basis.

1.7.6. Expenditure recognition

Expenses are recognised in the income statement on the basis of a direct association between the cost incurred and the earning of specific items of income. All expenditure incurred in the running of the business and in maintaining the property, plant and equipment in a state of efficiency has been charged to the income statement.

For the purpose of presentation of the income statement, the "function of expenses" method has been adopted, on the basis that it presents fairly the elements of the company and group's performance.

1.7.7. Borrowing costs

Borrowing costs are recognised as an expense in the period in which they are incurred, unless they are incurred in respect of qualifying assets in which case it is capitalised.

1.8. SIGNIFICANT ACCOUNTING POLICIES THAT ARE SPECIFIC TO THE BUSINESS OF ASSOCIATE COMPANIES

1.8.1. Nations Trust Bank PLC.

Revenue recognition

a) Interest income from customer advances

In terms of the provisions of the Sri Lanka Accounting Standard No. 23 on Revenue Recognition and Disclosures in the financial statements of banks and the guidelines issued by the Central Bank of Sri Lanka, interest receivable is recognised on an accrual basis. Interest ceases to be taken into revenue when the recovery of interest or principal is in arrears for over three (3) months and interest accrued until such advances being classified as non-performing are also eliminated from interest income and transferred to interest in suspense. The interest income on non-performing advances is recognised on a cash basis.

b) Income on discounting of bills of exchange

Income from discounting of bills of exchange is recognised on a cash basis.

c) Income from government and other discounted securities

Discounts on treasury bills, treasury bonds and commercial papers are recognised on a straight-line basis over the period to maturity as income. Premium on treasury bonds are accounted for on a similar basis. The discount and the premium are dealt within the income statement.

Income from all other interest-bearing investments is recognised as revenue on an accrual basis.

d) Fees and commission income

Fees and commission income comprise mainly of fees receivable from customers for guarantees, factoring, credit cards and other services provided by the Bank together with foreign and domestic tariff. Such income is recognised as revenue as the services are provided.

e) Profit or loss on sale of securities

Profit or loss arising from the sale of marketable securities is accounted for on a cash basis and is categorised under other income.

f) Lease income

The bank follows the finance method of accounting for lease income.

1.8.2. South Asia Gateway Terminals (Private) Ltd

Revenue recognition

Stevedoring revenue is recognised on the berthing time of the vessel. Storage revenue is recognised on the issue of delivery advice.

1.9. EMPLOYEE SHARE OPTION PLAN

On 28 June 2004, shareholders approved a third plan, whereby the company could issue annually non-transferable call share options, not exceeding in aggregate 2% of the total issued capital of the company as at the date of granting every award under this plan, to a total of 5% of the total issued share capital as at the date of the last award. Approvals of the CSE and SEC have been obtained for this plan. As at 31 March 2010, the total number of options granted under this plan, after allowing for bonus issues and rights issues, was 30,599,744 of which 10,613,569 had been exercised, 3,050,698 had lapsed and 16,935,477 remain unexercised.

On 13 December 2007, shareholders approved a fourth plan, whereby the company could issue non-transferable call share options, not exceeding in aggregate 0.85% of the shares in issue of the company as at the date of granting the award. Approvals of the CSE and SEC have been obtained for this plan. As at 31 March 2010, the total number of options granted under this plan, was 5,405,945 of which 233,355 had been exercised, 212,470 had lapsed and 4,960,120 remain unexercised.

On 2 December 2009, shareholders approved a fifth plan, whereby the company could issue non-transferable call share options, not exceeding in aggregate 1% of shares in issue of the company as at the date of granting the award. Approvals of the CSE and SEC have been obtained for this plan. As at 31 March 2010, the total number of options granted under this plan was 6,126,960 of which 26,025 had been exercised and 6,100,935 remains unexercised.

As at 31 March 2010, the total number of options granted under the third, fourth and fifth plans, after allowing for bonus issues and rights issues, was 42,132,649. Of this total, 10,872,949 options had been exercised, 3,263,168 options had lapsed and 27,996,532 remain unexercised.

Of the 27,996,532 options unexercised and outstanding as at 31 March 2010 (2009 - 30,826,106), 7,739,455 are exercisable before 9 April 2011, 9,196,022 are exercisable before 27 May 2012, 4,960,120 are exercisable before 24 March 2013 and 6,100,935 are exercisable before 16 December 2014.

1.10. EFFECT OF SRI LANKA ACCOUNTING STANDARDS (SLAS) ISSUED BUT NOT YET EFFECTIVE

The following standards have been issued by the Institute of Chartered Accountants of Sri Lanka and are effective for financial accounting periods specified below.

Sri Lanka Accounting Standard 39 - Share Based Payments (SLAS 39)

SLAS 39 - Share based payments, effective for periods beginning on or after 1 January 2011.

SLAS 39 - Share based payments require an expense to be recognised when the company / group buys goods or services in exchange for shares or rights over shares (equity-settled transactions), or in exchange for other assets equivalent in value to a given number of shares or rights over shares (cash-settled transactions). For equity-settled, share-based payment transactions, the entity is required to apply SLAS 39 to grants of shares, share options or other equity instruments that were granted after 1 January 2011.

As per the transitional provisions of this standard, the employee share options (ESOP) granted by the company todate (as disclosed in the annual report of the Board of directors) will have no impact or future consequences on the company's financial statements in the period of initial application.

Sri Lanka Accounting Standard 44 - Financial Instruments; Presentation (SLAS 44) and Sri Lanka Accounting Standard 45 - Financial Instruments, Recognition & Measurement (SLAS 45)

SLAS 44 and 45 were issued in 2008, and will be effective for financial periods beginning on or after 1 January 2011. Accordingly, the financial statements for the year ending 31 March 2012 will be required to adopt SLAS 44 and 45.

These two standards together provide comprehensive guidance on identification, classification, measurement and presentation of financial instruments (including derivatives) into financial assets, financial liabilities and equity instruments. Accordingly when a financial asset or liability is recognised initially, the group will measure such financial asset or liability at its fair value plus, transaction costs that are directly attributable to the acquisition or issue of the financial asset, financial liability and subsequently measured either at fair value or amortised cost depending on the categorization of financial assets and financial liabilities.

In order to comply with the requirements of these standards, the company / group is in the process of setting up an implementation plan and assessing the impact of adoption of the aforesaid two standards. Due to the complex nature of the effects of these standards the impact of adoption in the period of initial application cannot be estimated as at the date of publication of these financial statements.

1.11. SEGMENT INFORMATION

1.11.1. Reporting segments

The group's internal organisation and management is structured based on individual products and services which are similar in nature and process and where the risk and return are similar. The primary segments represent this business structure.

The secondary segments are determined based on the group's geographical spread of operations. The geographical analysis of turnover and profits are based on location of customers and assets respectively.

The activities of each of the reported business segments of the group are detailed in the group directory.

1.11.2. Segment information

Segment information has been prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements of the group.

2 PROPERTY, PLANT AND EQUIPMENT

2.1 Group

In Rs. '000s	Land and buildings	Buildings on leasehold land	Plant and machinery	Equipment, furniture and fittings	Motor vehicles	Others	Capital work in progress	Total 2010	Total 2009
Cost or valuation									
At the beginning of the year	15,154,631	8,875,412	4,530,549	5,773,343	602,753	2,486,311	191,052	**37,614,051**	34,247,015
Additions	263,521	33,766	176,837	316,786	40,855	163,809	786,020	**1,781,594**	1,994,606
Acquisition of subsidiary	-	-	-	-	-	-	-	-	1,507,840
Disposals	(6,909)	-	(45,952)	(214,768)	(87,226)	(189,638)	(19,293)	**(563,786)**	(569,799)
Revaluations	310,167	-	-	-	-	-	-	**310,167**	62,350
Derecognition / impairment	-	(40,201)	-	(3,551)	-	-	-	**(43,752)**	(121,626)
Transfers	(113,981)	377,530	88,667	(15,118)	26,680	83,802	(539,917)	**(92,337)**	76,379
Exchange translation difference	-	(73,012)	(6,107)	(8,652)	(1,212)	(355)	(47)	**(89,385)**	417,286
At the end of the year	15,607,429	9,173,495	4,743,994	5,848,040	581,850	2,543,929	417,815	**38,916,552**	37,614,051
Accumulated depreciation and impairment									
At the beginning of the year	(111,354)	(693,911)	(1,905,500)	(2,957,472)	(337,883)	(1,642,509)	-	**(7,648,629)**	(5,865,686)
Charge for the year	(116,164)	(321,516)	(312,484)	(644,641)	(63,763)	(278,285)	-	**(1,736,853)**	(1,690,114)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	(533,024)
Disposals	(18)	-	35,204	150,350	48,775	169,827	-	**404,138**	471,417
Revaluations	9,799	-	-	-	-	-	-	**9,799**	47,747
Derecognition / impairment	-	1,719	-	515	-	-	-	**2,234**	32,682
Transfers	17,227	(17,227)	-	39,807	(8,038)	-	-	**31,769**	(70,139)
Exchange translation difference	-	7,557	1,217	15	584	281	-	**9,654**	(41,512)
At the end of the year	(200,510)	(1,023,378)	(2,181,563)	(3,411,426)	(360,325)	(1,750,686)	-	**(8,927,888)**	(7,648,629)
Carrying value									
As at 31 March 2010	**15,406,919**	**8,150,117**	**2,562,431**	**2,436,614**	**221,525**	**793,243**	**417,815**	**29,988,664**	
As at 31 March 2009	15,043,277	8,181,501	2,625,049	2,815,871	264,870	843,802	191,052	29,965,422	

2.2 Company

In Rs. '000s	Plant and machinery	Equipment, furniture and fittings	Motor vehicles	Total 2010	Total 2009
Cost					
At the beginning of the year	32,034	610,179	66,630	**708,843**	660,303
Additions	461	4,674	81	**5,216**	62,937
Disposals	-	(355)	(9,550)	**(9,905)**	(14,397)
Transferred to Intangible Assets	-	(20,944)	-	**(20,944)**	-
At the end of the year	32,495	593,554	57,161	**683,210**	708,843
Accumulated depreciation and impairment					
At the beginning of the year	(23,924)	(444,579)	(12,463)	**(480,966)**	(370,873)
Charge for the year	(1,427)	(93,384)	(7,931)	**(102,742)**	(116,498)
Disposals	-	298	3,437	**3,735**	6,405
Transferred to Intangible Assets	-	8,378	-	**8,378**	-
At the end of the year	(25,351)	(529,287)	(16,957)	**(571,595)**	(480,966)
Carrying value					
As at 31 March 2010	**7,144**	**64,267**	**40,204**	**111,615**	
As at 31 March 2009	8,110	165,600	54,167	227,877	

		Group		Company	
	As at 31st March	**2010**	**2009**	**2010**	**2009**
	In Rs'000s				
2.3	**Land and buildings**				
	At cost	**2,862,024**	2,696,999	-	-
	At valuation	**20,695,012**	20,527,779	-	-
		23,557,036	23,224,778	-	-
2.4	**Carrying value**				
	At cost	**9,083,238**	9,240,716	**111,615**	227,877
	At valuation	**20,890,639**	20,704,367	-	-
	On finance lease (motor vehicles)	**14,787**	20,339	-	-
		29,988,664	29,965,422	**111,615**	227,877

Details of group's land, building and other properties stated at valuation are indicated below;

Property	**Method of valuation**	**Effective date of valuation**	**Property valuer**
Buildings on leasehold land and other properties of; Yala Village (Pvt) Ltd.	Land and building method	20 October 2005	R G Wijesinghe, Consultant Valuer and Assessor
Buildings on leasehold land and other properties of; Tranquility (Pte) Ltd.	Open market value method	04 May 2007	Haleen Gouse, Incorporated Valuer
Land and building of; Whittall Boustead Ltd. Keells Food Products PLC. Ceylon Cold Stores PLC.	Open market value method	31 March 2008	P B Kalugalagedara, Chartered Valuation Surveyor
Land of; Resort Hotels Ltd.	Land and building method	31 March 2008	R G Wijesinghe, Consultant Valuer and Assessor
Land and building of; Kandy Walk Inn Ltd. Transware Logistics (Pvt) Ltd.	Land and building method	31 March 2008	R G Wijesinghe, Consultant Valuer and Assessor
Buildings on leasehold land of; Ceylon Holiday Resorts Ltd. - Bentota Beach Hotel Habarana Lodge Ltd. Habarana Walk Inn Ltd.	Land and building method	31 March 2008	R G Wijesinghe, Consultant Valuer and Assessor
Land and building of; Tea Smallholder Factories PLC.	Land and building method	31 March 2008	G J Sumanasena, Incorporated Valuer
Plant and machinery of; Tea Smallholder Factories PLC.	Contractors test method	31 March 2008	
Buildings on leasehold land of; Trans Asia Hotels PLC.	Land and building method	31 March 2008	A Y Daniel & Son, Incorporated Valuer
Buildings on leasehold land and other properties of; Ceylon Holiday Resorts Ltd. - Coral Gardens Hotel	Land and building method	31 March 2008	H R de Silva, Chartered Valuation Surveyor (UK)
Land and building of; Asian Hotels and Properties PLC.	Contractors (cost) Summation basis	31 March 2008	A Y Daniel & Son, Incorporated Valuer

Property	Method of valuation	Effective date of valuation	Property valuer
Land and building of; John Keells Holdings PLC. John Keells PLC. Mackinnon and Keells Financial Services Ltd. Keells Realtors Ltd. Whittall Boustead Ltd. JK Properties (Pvt) Ltd.	Open market value method	31 March 2009	P B Kalugalagedara, Chartered Valuation Surveyor
Land and building of; Wirawila Walk Inn Ltd.	Land and building method	31 March 2009	R G Wijesinghe, Consultant Valuer and Assessor
Land of; International Tourists & Hoteliers Ltd.	Open market value method	31 Dec 2009	P B Kalugalagedara, Chartered Valuation Surveyor
Land and building of; Trinco Walk Inn Ltd.	Land and building method	31 Dec 2009	R G Wijesinghe, Consultant Valuer and Assessor
Land and building of; Union Assurance PLC.	Investment Method	31 Dec 2009	P B Kalugalagedara, Chartered Valuation Surveyor

The carrying amount of revalued land and buildings if they were carried at cost less depreciation, would be as follows;

As at 31st March *In Rs. '000s*	Group **2010**	 **2009**
Cost	**11,684,192**	11,732,040
Accumulated depreciation	**(1,658,914)**	(1,880,654)
	10,025,278	9,851,386

2.5 Finance leases

Property, plant and equipment include capitalised finance leases. The carrying value of these assets are as follows:

As at 31st March *In Rs. '000s*	**Cost**	**Accumulated depreciation**	Group **2010**	 **2009**
Motor vehicles	30,814	(16,027)	**14,787**	20,339

2.6 Group land and buildings with a carrying value of Rs. 2,531 mn (2009 - Rs. 1,459 mn) have been pledged as security for term loans obtained, details of which are disclosed in Note 17.3.

2.7 Group property, plant and equipment with a cost of Rs. 3,570 mn (2009 - Rs. 2,436 mn) have been fully depreciated and continue to be in use by the group. The cost of fully depreciated assets of the company amounts to Rs. 436 mn (2009 - Rs. 133 mn).

As at 31st March *In Rs. '000s*	Group **2010**	 **2009**
3 LEASEHOLD PROPERTY		
Cost	**4,775,712**	4,803,400
Accumulated amortisation	**(150,876)**	(229,207)
Exchange gain / (loss)	**(48,149)**	201,519
	4,576,687	4,775,712

Prepaid lease rentals paid to acquire land use rights have been classified as leasehold property and are amortised over the lease term in accordance with the pattern of benefits provided.

3.1 Details of leasehold Property

Property	Land extent (in acres)	Lease period	Amount 2010	Amount 2009
John Keells Maldivian Resorts (Pte) Ltd. Dhonveli Beach & Spa Resort, Republic of Maldives	18.62	15 years from 16-5-2006	**2,194,020**	2,303,241
John Keells Warehousing (Pvt) Ltd. Muthurajawela	6.00	50 years from 19-9-2001	**43,468**	44,558
Rajawella Hotels Ltd.	10.00	95 years and 10 months from 2-2-2000	**35,420**	35,833
Tea Smallholder Factories PLC. Karawita Tea Factory	4.98	50 years from 15-8-1997	**11,091**	11,382
Trans Asia Hotels PLC. Colombo	7.20	99 years from 7-8-1981	**868,280**	880,684
Travel Club (Pte) Ltd. Ellaidhoo Island Resort, Republic of Maldives	13.75	14 years from 4-8-2006	**1,344,820**	1,417,432
Yala Village (Pvt) Ltd.	10.00	30 years from 27-11-1997	**79,588**	82,582
			4,576,687	4,775,712

As at 31st March *In Rs. '000s*	Group 2010	Group 2009	Company 2010	Company 2009
4 INVESTMENT PROPERTY				
At the beginning of the year	**2,329,015**	2,288,442	**899,000**	832,158
Additions	**5,460**	-	-	-
Change in fair value during the year	-	40,573	-	66,842
At the end of the year	**2,334,475**	2,329,015	**899,000**	899,000

The directors' valuation of investment property as at 31 March 2010 equals to Rs. 2,334 mn based on a desktop valuation obtained from professional valuers.

4.1 Valuation details of investment property

Investment properties were valued by qualified professional valuers as at 31-03-2009, details of which are as follows.

Property	Method of valuation	Valuer
Group		
Asian Hotels and Properties PLC. Crescat Boulevard, Colombo 3	Investment method	P B Kalugalagedera, Chartered Valuation Surveyor
Tea Smallholder Factories PLC. Stores Complex, Peliyagoda	Investment method	G J Sumanasena, Incorporated Valuer
Trans Asia Hotels PLC. Commercial Centre, Colombo 2	Accredited contractor basis	A Y Daniel & Son, Incorporated Valuer
Company		
John Keells Holdings PLC. Galaha Building, Colombo 2	Open market value	P B Kalugalagedera, Chartered Valuation Surveyor

Rental income earned from investment property by the group and company amounts to Rs.236 mn (2009 - Rs.239 mn) and Rs. 45 mn. (2009 - Rs.48 mn) respectively. Direct operating expenses incurred by the group and company amounted to Rs. 61 mn (2009 - Rs. 63 mn) and Rs. 7 mn (2009 - Rs. 8 mn) respectively.

5 INTANGIBLE ASSETS

As at 31st March In Rs. '000s	PVIB	Goodwill	Software	Other	Group 2010	Group 2009	Company 2010 Software
Cost/carrying value							
At the beginning of the year	2,249,000	347,420	52,257	49,500	**2,698,177**	237,151	-
Additions / transfers	-	4,539	163,324	-	**167,863**	162,526	**51,547**
Acquisition of subsidiary	-	-	-	-	-	2,298,500	-
Adjustment due to sale of non-current investments	-	(21,272)	-	-	**(21,272)**	-	-
Exchange translation difference	-	-	670	-	**670**	-	-
At the end of the year	2,249,000	330,687	216,251	49,500	**2,845,438**	2,698,177	**51,547**
Accumulated amortisation and impairment							
At the beginning of the year	-	-	(30,286)	-	**(30,286)**	(15,467)	-
Amortisation / impairment	(187,416)	(14,090)	(25,343)	-	**(226,849)**	(14,819)	**(5,719)**
Transfers	-	-	(31,769)	-	**(31,769)**	-	**(8,378)**
Exchange translation difference	-	-	(389)	-	**(389)**	-	-
At the end of the year	(187,416)	(14,090)	(87,787)	-	**(289,293)**	(30,286)	**(14,097)**
Carrying value							
As at 31 March 2010	**2,061,584**	**316,597**	**128,464**	**49,500**	**2,556,145**		**37,450**
As at 31 March 2009	2,249,000	347,420	21,971	49,500	2,667,891		-

5.1 Present value of acquired in-force business (PVIB)

As per SLAS 25 - Business Combinations, it is obligatory of the acquirer to fair value the assets, liabilities, intangible assets and contingent liabilities of the acquiree company as at the acquisition date. Accordingly, upon acquiring a controlling stake in Union Assurance PLC (UA), the group has recognised in the consolidated financial statements an intangible asset representing the present value of future profits on UA's portfolio of long term life insurance contracts, known as the Present value of acquired in-force business (PVIB) at the acquisition date. Further, PVIB recognised at the acquisition date will be amortised over the life of the business acquired and reviewed annually for any impairment in value.

5.2 Goodwill

Goodwill acquired through business combinations have been allocated to six cash generating units (CGU's) for impairment testing as follows;

	Net carrying value of goodwill
Chaaya Hotels and Resorts	135,697
Financial Services	71,017
Consumer Foods and Retail	57,025
Cinnamon Hotels and Resorts	35,878
Logistics, Ports and Shipping	11,926
Airlines	5,054
	316,597

The recoverable amount of all CGU's have been determined based on the fair value less cost to sell or the value in use (VIU) calculation.

Key assumptions used in the VIU calculations

Gross margins

The basis used to determine the value assigned to the budgeted gross margins, is the gross margins achieved in the year preceeding the budgeted year adjusted for projected market conditions.

Discount rates

The discount rate used is the risk free rate, adjusted by the addition of an appropriate risk premium.

Inflation

The basis used to determine the value assigned to the budgeted cost inflation is the inflation rate based on projected economic conditions.

Volume growth

Volume growth has been budgeted on a reasonable and realistic basis by taking into account the growth rates of one to four years subsequent to the budgeted year based on industry growth rates. Cash flows beyond the five year period are extrapolated using 0% growth rate.

5.3 Software

Software with a finite life is amortised over the period of the expected economic benefit, the break up of which is as follows;

	Net carrying value of software	
	Group	Company
Developed software	57,291	-
Purchased software	33,723	-
Software licenses	37,450	37,450
	128,464	37,450

5.4 Other intangible assets - Union Assurance PLC.

Represents the cost of acquisition of the business from four former branches, Aitken Spence Insurance Ltd. Carsons Insurance Ltd, ACW Insurance (Pvt) Ltd, and Whittall Boustead Ltd. This balance is not amortised but tested for impairment annually.

	Note	Group		Company	
As at 31st March		2010	2009	2010	2009
In Rs.'000s			*Re-stated*		
6 INVESTMENTS					
6.1 Carrying value					
Investments in subsidiaries					
Investments consolidated					
Quoted	6.2	-	-	**17,379,441**	15,360,742
Unquoted	6.3	-	-	**4,387,626**	4,281,378
Investments not consolidated					
Unquoted	6.4	**5,115**	5,115	**5,115**	5,115
		5,115	5,115	**21,772,182**	19,647,235
Investments in joint ventures	6.5	-	-	-	46,482
Investments in subsidiaries and joint ventures		**5,115**	5,115	**21,772,182**	19,693,717
Investments in associates	6.6	**14,309,186**	12,979,996	**9,110,819**	7,959,247
Other investments					
Other equity investments					
Quoted	6.7	**13**	4	-	-
Unquoted	6.8	**107,167**	113,387	**79,507**	82,525
		107,180	113,391	**79,507**	82,525
Other investments	6.11	**8,308,036**	8,638,212	-	731,587
		8,415,216	8,751,603	**79,507**	814,112
Investments held for sale	6.9	-	14,299	-	3,900
		22,729,517	21,751,013	**30,962,508**	28,470,976

	Group			Company		
At at 31st March	Number of	2010	2009	Number of	2010	2009
In Rs.'000s	shares			shares		
6.2 Group quoted investments						
Asian Hotels and Properties PLC.	185,530,612	**5,564,807**	5,564,807	185,530,612	**5,564,807**	5,564,807
Ceylon Cold Stores PLC.	17,381,649	**788,476**	788,476	15,060,722	**775,440**	775,440
Ceylon Cold Stores PLC. - Preference shares	118	**1**	1	118	**1**	1
John Keells Hotels PLC.	1,207,098,478	**7,329,765**	5,381,179	1,207,098,478	**7,329,765**	5,381,179
John Keells PLC.	13,208,696	**394,830**	394,830	13,208,696	**394,830**	394,830
Keells Food Products PLC.	7,180,063	**248,438**	248,058	5,581,307	**202,397**	202,397
Tea Smallholder Factories PLC.	5,643,000	**63,466**	63,466	5,643,000	**63,466**	63,466
Trans Asia Hotels PLC.	46,026,821	**2,254,710**	2,254,710	24,321,064	**1,594,665**	1,594,665
Union Assurance PLC.	30,266,043	**1,488,744**	1,418,631	26,243,565	**1,454,070**	1,383,957
		18,133,237	16,114,158		**17,379,441**	15,360,742

The market value of quoted investments amounts to Rs.64,889 mn (2009 - Rs.20,138 mn) and Rs.60,136 mn (2009 - 17,703 mn) for the group and company respectively, the details of which are as follows;

As at 31st March *In Rs.'000s*	Group 2010	Group 2009	Company 2010	Company 2009
Market value				
Group quoted investments				
Asian Hotels and Properties PLC.	**24,397,275**	4,591,883	**24,397,275**	4,591,883
Ceylon Cold Stores PLC.	**2,989,664**	1,208,033	**2,590,464**	1,046,728
John Keells Hotels PLC.	**22,331,322**	6,579,559	**22,331,322**	6,579,559
John Keells PLC.	**2,569,091**	818,939	**2,569,091**	818,939
Keells Food Products PLC.	**495,424**	362,593	**385,110**	281,856
Tea Smallholder Factories PLC.	**846,450**	468,369	**846,450**	468,369
Trans Asia Hotels PLC.	**8,112,227**	4,050,360	**4,286,588**	2,140,254
Union Assurance PLC.	**3,147,668**	2,058,151	**2,729,331**	1,775,572
	64,889,121	20,137,887	**60,135,631**	17,703,160

As at 31st March *In Rs.'000s*	Group Number of shares	Group 2010	Group 2009	Company Number of shares	Company 2010	Company 2009
6.3 Group unquoted investments						
Auxicogent Alpha (Pvt) Ltd.	7,350	**792**	792	-	-	-
Auxicogent Alpha (Pvt) Ltd. - Preference A	57,200,000	**615,358**	615,358	-	-	-
Auxicogent Holdings (Pvt) Ltd.	15,000,000	**1,543,353**	1,543,353	-	-	-
Auxicogent International (Pvt) Ltd.	1,500,000,000	**1,615,204**	1,615,204	-	-	-
Auxicogent International Lanka (Pvt) Ltd.	32,282,205	**323,674**	283,626	-	-	-
Auxicogent International US Inc.	5,000	**538**	538	-	-	-
Auxicogent Investments Mauritius (Pvt) Ltd.	14,700	**1,584**	1,584	-	-	-
Auxicogent Investments Mauritius (Pvt) Ltd. - Preference A	57,200,000	**615,358**	615,358	-	-	-
Ceylon Holiday Resorts Ltd.	7,734,544	**566,571**	566,571	-	-	-
Beruwala Holiday Resorts (Pvt) Ltd.	16,600,000	**166,000**	-	-	-	-
DHL Keells (Pvt) Ltd.	1,000,000	**10,000**	10,000	1,000,000	**10,000**	10,000
Elephant House Farms Ltd.	400,000	**4,000**	4,000	-	-	-
Facets (Pvt) Ltd.	15,000	**450**	450	15,000	-	-
Fantasea World Investments (Pte) Ltd.	7,297	**433,708**	433,708	-	-	-
Habarana Lodge Ltd.	12,981,548	**695,082**	695,082	-	-	-
Habarana Walk Inn Ltd.	4,321,381	**311,981**	311,981	-	-	-
InfoMate (Pvt) Ltd.	2,000,000	**20,000**	20,000	2,000,000	**20,000**	20,000
International Tourists and Hoteliers Ltd.	7,545,593	**247,495**	247,495	-	-	-
J K Packaging (Pvt) Ltd.	1,450,000	-	-	1,450,000	-	-
J K Properties (Pvt) Ltd.	24,000,000	**192,169**	192,169	24,000,000	**192,169**	192,169
JayKay Marketing Services (Pvt) Ltd.	49,800,000	**522,892**	522,892	-	-	-
John Keells Air Services India (Pvt) Ltd.	186,120	**3,271**	3,271	94,921	-	-
John Keells Air Services India (Pvt) Ltd. - Redeemable non voting preference shares	6,500,000	**14,815**	14,815	-	-	-
John Keells Computer Services (Pvt) Ltd.	9,650,000	**96,500**	96,500	9,650,000	**96,500**	96,500
John Keells Computer Services (UK) Ltd.	98	**9**	9	98	**9**	9
John Keells Foods India (Pvt) Ltd.	7,500,000	**89,000**	67,343	-	-	-
John Keells Holdings Mauritius (Pvt) Ltd.	970,225	**107,756**	55,249	970,225	**107,756**	55,248
John Keells Hotels Mauritius (Pvt) Ltd.	9,100	**980**	980	-	-	-
John Keells International (Pvt) Ltd.	154,500,000	**1,545,000**	1,545,000	154,500,000	**1,545,000**	1,545,000
John Keells Logistics (Pvt) Ltd.	20,000,000	**200,000**	200,000	20,000,000	**200,000**	200,000
John Keells Logistics India (Pvt) Ltd.	1,231,371	**14,546**	14,546	627,999	-	-
John Keells Logistics India (Pvt) Ltd. - Redeemable non voting preference shares	5,600,000	**113,359**	59,329	2,600,000	**41,097**	41,097
John Keells Logistics Lanka (Pvt) Ltd.	6,500,000	**40,069**	69	6,500,000	**40,069**	69
John Keells Maldivian Resorts (Pte) Ltd.	31,321,738	**3,172,350**	3,172,350	-	-	-
John Keells Office Automation (Pvt) Ltd.	500,000	**5,000**	5,000	500,000	**5,000**	5,000
John Keells Singapore (Pte) Ltd.	160,000	**4,209**	4,209	160,000	**4,209**	4,209

As at 31st March *In Rs.'000s*	Group Number of shares	Group 2010	Group 2009	Company Number of shares	Company 2010	Company 2009
6.3 Group unquoted investments (Contd.)						
John Keells Software Technologies (Pvt) Ltd.	800,000	-	-	800,000	-	-
John Keells Stock Brokers (Pvt) Ltd.	750,000	**500**	500	180,000	**120**	120
John Keells Teas Ltd.	12,000	**120**	120	12,000	**120**	120
John Keells Warehousing (Pvt) Ltd.	12,000,000	**120,000**	120,000	-	-	-
Keells Consultants Ltd.	15,700	**1,299**	1,299	15,700	**1,299**	1,299
Keells Food Products Mauritius (Pvt) Ltd	9,850	**2,214**	1,028	-	-	-
Keells Hotel Management Services Ltd.	1,000,000	**19,055**	19,055	1,000,000	**19,055**	19,055
Keells Realtors Ltd.	7,500,000	**75,000**	75,000	3,000,000	**30,000**	30,000
Keells Shipping (Pvt) Ltd.	50,000	**502**	502	50,000	**502**	502
Kandy Walk Inn Ltd.	6,165,484	**408,998**	367,324	-	-	-
Lanka Marine Services (Pvt) Ltd.	34,805,470	**1,325,218**	1,325,218	34,805,470	**1,325,218**	1,325,218
Mack Air Ltd.	500,000	**7,563**	60	500,000	**7,563**	60
Mack Air Services Maldives (Pvt) Ltd.	4,900	**2,035**	2,035	4,700	**2,021**	2,021
Mackinnon & Keells Financial Services Ltd.	1,080,000	**12,806**	12,806	972,000	**11,912**	11,912
Mackinnon Mackenzie and Company (Shipping) Ltd.	500,000	**14,200**	14,200	-	-	-
Mackinnon Mackenzie and Company of Ceylon Ltd.	9,000	-	-	6,600	-	-
Mackinnons Travels (Pvt) Ltd.	500,000	**13,901**	161	500,000	**13,901**	161
Mortlake Ltd.	300	**327,240**	327,240	300	**327,240**	327,240
Nexus Networks (Pvt) Ltd.	10,000	**100**	100	10,000	**100**	100
Rajawella Hotels Company Ltd.	2,000,000	**20,000**	20,000	-	-	-
Resort Hotels Ltd.	75,007	**750**	750	-	-	-
Serene Holidays (Pvt) Ltd.	800,000	**34,153**	34,153	-	-	-
Tranquility (Pte) Ltd.	637,500	**1,106,270**	1,106,270	-	-	-
Trans-ware Logistics (Pvt) Ltd.	11,000,000	**111,100**	111,100	11,000,000	**111,100**	111,100
Travel Club (Pte) Ltd.	29,059	**302,640**	302,640	-	-	-
Trinco Holiday Resorts (Pvt) Ltd.	8,120,005	**357,000**	-	-	-	-
Trinco Walk Inn Ltd.	3,000,000	**95,940**	95,940	-	-	-
Walkers Air Services Ltd.	750,000	-	7,503	750,000	-	7,503
Walkers Tours Ltd.	4,925,577	**128,140**	128,140	4,925,577	**128,141**	128,141
Whittall Boustead (Travel) Ltd.	750,000	**40,984**	40,984	675,000	**40,935**	40,935
Whittall Boustead Ltd.	9,918,880	**133,382**	133,382	7,258,264	**106,590**	106,590
Wirawila Walk Inn Ltd.	1,500,000	**21,885**	21,885	-	-	-
Yala Village (Pvt) Ltd.	28,268,000	**300,678**	200,000	-	-	-
Yala Village (Pvt) Ltd. - Non voting preference shares	10,000,000	**100,000**	100,000	-	-	-
		18,376,746	17,488,226		**4,387,626**	4,281,378

The directors' valuation of unquoted investments amounts to Rs. 18,376 mn (2009 - Rs. 17,488 mn) and Rs.4,388 mn (2009 - Rs. 4,281 mn) for the group and company respectively.

As at 31st March *In Rs.'000s*	Group Number of shares	Group 2010	Group 2009	Company Number of shares	Company 2010	Company 2009
6.4 Investments in subsidiaries not consolidated						
Keells Systems Integrators Ltd.	500,000	**5,115**	5,115	500,000	**5,115**	5,115
		5,115	5,115		**5,115**	5,115

The directors' valuation of investments in subsidiaries not consolidated amounts to Rs.5 mn (2009 - Rs.5 mn) for the group and company.

Keells Systems Integrators Ltd, is a non-operating subsidiary currently under liquidation with a net asset value that equals the book value of the investment.

	Group			Company		
As at 31st March *In Rs.'000s*	Number of shares	2010	2009	Number of shares	2010	2009
6.5 Investments in joint ventures						
Information Systems Associates.	73	**46,482**	46,482		**-**	46,482
		46,482	46,482		**-**	46,482

The directors' valuation of the investments in joint ventures amounts to Rs. 46 mn (2009 - Rs. 46 mn) for the group.

The group has a 49% interest in Information Systems Associates (ISA), a jointly controlled entity, which is in the software development services business in the United Arab Emirates. The summarised financial information of ISA is given in Note. 6.6.

	Group			Company		
As at 31st March *In Rs.'000s*	Number of shares	2010	2009 *Re-stated*	Number of shares	2010	2009
6.6 Investments in associates						
Quoted						
Nations Trust Bank PLC.	62,683,360	**1,341,963**	965,863	41,928,666	**864,302**	612,730
Unquoted						
Central Hospital (Pvt) Ltd.	58,823,529	**1,000,000**	-	52,941,176	**900,000**	-
Maersk Lanka (Pvt) Ltd.	30,000	**150**	150	30,000	**150**	150
South Asia Gateway Terminals (Pvt) Ltd.	159,826,750	**7,375,263**	7,375,263	159,826,750	**7,346,367**	7,346,367
Quatrro Business Support Services (Pvt) Ltd.	49,000	**12,689**	12,689	-	**-**	-
Quatrro Business Support Services (Pvt) Ltd. - Preference A	12,593,506	**544,620**	544,620	-	**-**	-
Quatrro Finance & Accounting Solutions (Pvt) Ltd.	77,326,071	**615,358**	615,358	-	**-**	
Profit accruing to the group net of dividend		**2,750,711**	2,693,958		**-**	-
Adjustment on account of associate company share of net assets		**668,432**	772,095		**-**	-
		14,309,186	12,979,996		**9,110,819**	7,959,247
Market value						
Investments in associates						
Quoted						
Nations Trust Bank PLC.		**2,193,918**	1,190,984		**1,467,503**	796,645
		2,193,918	1,190,984		**1,467,503**	796,645

The directors' valuation of unquoted associate investments amounts to Rs.12,479 mn (2009- Rs.11,656 mn) and Rs.8,247 mn (2009 - Rs.7,347mn) for the group and company respectively.

	Associates		Joint Ventures	
As at 31st March *In Rs.'000s*	2010	2009 *Re-stated*	2010	2009
Summarised financial information of associates and joint ventures				
Group share of;				
Revenue	**10,005,881**	11,246,506	**77,122**	56,042
Operating expenses	**(7,402,806)**	(8,720,055)	**(70,067)**	(50,990)
Finance expenses	**(47,208)**	(186,024)	**-**	-
Profit for the year	**2,555,867**	2,340,427	**7,055**	5,052

As at 31st March In Rs.'000s	Associates 2010	Associates 2009 Re-stated	Joint Ventures 2010	Joint Ventures 2009
Group share of;				
Total assets	31,108,125	29,814,623	71,948	58,791
Total liabilities	(21,923,909)	(21,745,186)	(37,508)	(31,673)
Net assets	9,184,216	8,069,437	34,440	27,118
Goodwill	5,125,324	4,915,894	-	-
Unrealised profits	(354)	(5,335)	-	-
	14,309,186	12,979,996	34,440	27,118
Contingent liabilities	15,403,161	16,031,608	-	-
Capital commitments	161,109	186,790	-	-

The group has neither contingent liabilities nor capital commitments towards its associates and joint ventures.

	As at 31st March In Rs.'000s	Number of shares	Group Cost 2010	Group Cost 2009	Market value 2010	Market value 2009
6.7	**Other quoted equity investments**					
	Ceylon Hotels Corporation PLC	500	13	4	13	60
			13	4	13	60

	As at 31st March In Rs.'000s	Group Number of shares	Group 2010	Group 2009	Company Number of shares	Company 2010	Company 2009
6.8	**Other unquoted equity investments**						
	ACW Insurance Co. Ltd.	450,000	1,269	1,269	-	-	-
	Asia Power (Pvt) Ltd.	777,055	79,507	79,507	777,055	79,507	79,507
	Fitch Rating Lanka Limited.	62,500	625	625			
	Pyramid Unit Trust	310,000	-	3,100	-	-	-
	Rainforest Ecolodge (Pvt) Ltd.	2,500,000	25,000	25,000	-	-	-
	Rajawella Holdings Ltd.	3,000,000	-	3,018	3,000,000	-	3,018
	SLFFA Cargo Services Ltd.	64,642	715	716	-	-	-
	Sri Lanka Hotel Tourism Training Institute	15,004	50	150	-	-	-
	Sri Lanka Port Management & Consultancy Services Ltd.	100	-	1	-	-	-
	The York Company Ltd.	100	1	1	-	-	-
			107,167	113,387		79,507	82,525

The director's valuation of other unquoted equity investments amounts to Rs. 107mn (2009 -Rs.113 mn) and Rs.80 mn (2009 - Rs.83 mn) for the group and company respectively.

	As at 31st March In Rs.'000s	Group Number of shares	Group 2010	Group 2009	Company Number of shares	Company 2010	Company 2009
6.9	**Equity investments held for sale**						
	KBSL Information Technologies Ltd.	390,000	-	14,299	390,000	-	3,900
			-	14,299		-	3,900

	As at 31st March In Rs.'000s	Note	Group 2010	Group 2009 Re-stated	Company 2010	Company 2009
6.10	**Movement in equity investments**					
	At the beginning of the year		-	10,120,321	-	-
	Reversal of prior period adjustment - SAGT	39	-	(66,131)	-	-
	At the beginning of the year *(Re-stated)*		**13,112,801**	10,054,190	**27,739,389**	23,768,008
	Additions		**376,100**	2,728,160	**2,376,519**	4,749,062
	New acquisitions		**1,000,000**	615,983	**900,000**	-
	Disposals transfers		**(17,400)**	(1,004,826)	**(50,382)**	(717,418)
	Net movement in fall in value of investments / impairment		**(3,110)**	(12,008)	**(3,018)**	(60,263)
	Adjustment on account of associate company share of net assets		**(103,663)**	145,530	-	-
	Share of results of associates net of dividend		**56,753**	585,772	-	-
	At the end of the year		**14,421,481**	13,112,801	**30,962,508**	27,739,389
	Total value of investments including subsidiaries		**50,977,946**	46,761,667	**30,962,508**	27,739,389
	Group investments consolidated		**(36,556,465)**	(33,648,866)	-	-
	Total value of equity investments		**14,421,481**	13,112,801	**30,962,508**	27,739,389

	As at 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
6.11	**Other investments**				
	Asset backed securities	-	193,500	-	-
	Bank deposits	**100,000**	100,000	-	-
	Debentures	**1,130,000**	1,395,000	-	-
	Government securities	**7,078,036**	6,949,712	-	731,587
		8,308,036	8,638,212	-	731,587

	As at 31st March In Rs.'000s	Group Assets 2010	Group Assets 2009	Group Liabilities 2010	Group Liabilities 2009
7	**DEFERRED TAX**				
	At the beginning of the year	**147,846**	91,074	**777,236**	736,045
	New acquisitions	-	-	-	13,085
	Credit / charge	**34,289**	52,622	**4,442**	23,912
	Transfers / exchange translation difference	**117**	4,150	**64**	4,194
	At the end of the year	**182,252**	147,846	**781,742**	777,236
	The closing deferred tax asset & liability balances relates to the following:				
	Revaluation of land and building to fair value	**(10,813)**	(10,813)	**298,743**	294,393
	Revaluation of investment property to fair value	-	-	**43,617**	43,617
	Accelerated depreciation for tax purposes	**(147,413)**	(117,565)	**577,665**	581,030
	Employee benefit liabilities	**60,638**	55,338	**(137,434)**	(119,456)
	Losses available for offset against future taxable income	**271,105**	207,818	**(54,433)**	(52,757)
	Others	**8,735**	13,068	**53,584**	30,409
		182,252	147,846	**781,742**	777,236

7.1 The group has tax losses amounting to Rs. 5,286 mn (2009 - Rs. 3,329 mn) that are available indefinitely for offset against future taxable profits of the respective companies in which the tax losses arose.

7.2 Deferred tax assets amounting to Rs. 172 mn (2009 - 262 mn) for the group and Rs. 571 mn (2009 - Rs. 570 mn) for the company have not been recognised since the companies do not expect these assets to reverse in the foreseeable future.

7.3 Deferred tax for tax holiday companies

Sri Lanka Accounting Standard SLAS 14 on Income Taxes does not specify the recognition and measurement of deferred tax for companies which enjoy tax holidays under local jurisdictions.

Section 17 of the Board of Investment Law No 4 of 1978, under which The Board of Investment (BOI) in Sri Lanka is set up, has given the BOI the power to grant exemptions from the Inland Revenue Act. The BOI on entering into agreement with entities in the group has stated that the provisions of the Inland Revenue Act shall not apply to the imposition, payment and recovery of income taxes, in respect of the profits and income of the enterprise, during the period of the tax exemption. For certain companies the BOI has given the option to pay tax as a percentage of turnover or at a concessionary rate after the expiration of the tax holiday period.

The Urgent Issues Task Force (UITF) of the Institute of Chartered Accountants of Sri Lanka is at present interpreting the applicability of SLAS 14 to companies under BOI tax holidays and the matter is still under consideration as at the balance sheet date.

Based on expert opinions received, the group is of the view that no provision for deferred tax is necessary during the tax holiday period.

		Group		Company	
As at 31st March *In Rs.'000s*	Note	2010	2009	2010	2009
8 OTHER NON-CURRENT ASSETS					
Bottle stocks		308,654	390,976	-	-
Loans to executives	8.1	585,045	623,904	42,079	63,740
Loans to life policyholders		226,862	201,360	-	-
Loans to subsidiaries		-	-	18,000	21,000
Work-in-progress of apartments		596,156	566,260	-	-
Others		8,000	16,500	-	-
		1,724,717	1,799,000	60,079	84,740
8.1 Loans to executives					
At the beginning of the year		775,392	364,096	82,912	58,540
New acquisitions		-	293,324	-	-
Loans granted / transfered		261,733	282,648	3,694	45,886
Loans recovered		(304,684)	(164,676)	(26,508)	(21,514)
At the end of the year		732,441	775,392	60,098	82,912
Receivable within one year		147,396	151,488	18,019	19,172
Receivable between one and five years		585,045	623,904	42,079	63,740
		732,441	775,392	60,098	82,912

	Group		Company	
As at 31st March *In Rs.'000s*	2010	2009	2010	2009
9 INVENTORIES				
Raw materials	183,032	173,480	-	-
Work-in-progress	-	278,551	-	-
Finished goods	1,492,315	1,269,941	-	-
Produce stocks	153,580	109,576	-	-
Other stocks	466,139	422,755	778	810
	2,295,066	2,254,303	778	810

		Group		Company	
As at 31st March In Rs.'000s	Note	2010	2009	2010	2009
10 TRADE AND OTHER RECEIVABLES					
Trade and other receivables		6,407,160	5,638,851	816,063	744,530
Reinsurance receivables	10.1	901,315	943,528	-	-
Premium receivable	10.2	810,734	893,043	-	-
Tax refunds		1,667,172	1,400,743	14,141	14,141
Loans to executives	8.1	147,396	151,488	18,019	19,172
		9,933,777	9,027,653	848,223	777,843

		Group	
	As at 31st March *In Rs.'000s*	2010	2009
10.1	**Reinsurance receivables**		
	Reinsurance receivables on outstanding claims	849,604	898,883
	Reinsurance receivables on settled claims net of dues	53,398	46,335
	Provision for bad debts	(1,687)	(1,690)
		901,315	943,528
10.2	**Premium receivable**		
	Premium receivable	818,765	901,074
	Less: Provision for bad debts	(8,031)	(8,031)
		810,734	893,043

			Group		Company	
	As at 31st March *In Rs.'000s*	Note	2010	2009	2010	2009
11	**SHORT TERM INVESTMENTS**					
	Asset backed securities		61,000	304,500	-	-
	Debentures		265,000	137,167	-	-
	Bank deposits		6,313,935	13,034,808	5,399,180	11,074,292
	Government securities		12,199,120	1,820,452	4,778,785	357,071
	Quoted equities at market value	11.1	461,901	50,510	-	-
			19,300,956	15,347,437	10,177,965	11,431,363

			Group			
		Number	Cost		Market value	
	As at 31st March *In Rs.'000s*	of shares	2010	2009	2010	2009
11.1	**Quoted equities at market value**					
	Aitken Spence Hotel Holdings PLC.	100,000	12,424	7,413	38,500	7,515
	Aitken Spence PLC.	64,000	21,849	26,150	87,920	24,129
	Central Finance Company PLC.	57,200	14,255	10,548	22,308	7,505
	Hemas Holdings PLC.	81,150	6,708	6,708	9,738	4,889
	Tokyo Cement Company (Lanka) PLC.	517,800	7,817	7,817	14,499	6,472
	Tokyo Cement Company (Lanka) PLC. - Non voting	700,000	9,389	-	12,425	-
	Commercial Bank of Ceylon PLC.	100,000	15,280	-	20,175	-
	Commercial Bank of Ceylon PLC. - Non voting	197,800	20,394	-	28,829	-
	Hatton National Bank PLC. - Non voting	381,000	34,445	-	53,340	-
	Sampath Bank PLC.	159,200	28,671	-	35,342	-
	Distilleries Company of Sri Lanka PLC.	115,000	9,975	-	13,570	-
	Colombo Dockyard PLC.	152,000	31,168	-	42,826	-
	Chevron Lubricants Lanka PLC.	136,000	10,004	-	23,120	-
	Royal Ceramics Lanka PLC.	357,600	23,448	-	40,409	-
	Dialog Telecom PLC.	2,800,000	15,559	-	18,900	-
			261,386	58,636	461,901	50,510

	As at 31st March	2010		2009	
		Number of shares	Value of shares	Number of shares	Value of shares
	In '000s		Rs.		Rs.
12	**STATED CAPITAL**				
	Fully paid ordinary shares				
	At the beginning of the year	**611,352**	**22,525,108**	635,994	22,464,267
	Share options exercised	**8,122**	**797,292**	858	60,841
	Re-purchase of ordinary shares	-	-	(25,500)	-
	At the end of the year	**619,474**	**23,322,400**	611,352	22,525,108

The composition of shares in issue is given under the share information section of the annual report (Page No. 45).

27,996,532 shares (2009 - 30,826,106) have been reserved to be issued under the employee share option plan as at 31 March 2010.

	As at 31st March	Note	Group	
	In Rs.'000s		2010	2009
13	**CAPITAL RESERVES**			
	Revaluation reserve	13.1	**5,727,326**	5,517,736
	Exchange translation reserve	13.2	**1,417,921**	1,493,222
	Other capital reserves	13.3	**428,365**	425,765
			7,573,612	7,436,723

13.1 Revaluation reserve consists of the net surplus on the revaluation of property, plant & equipment and intangible assets.

13.2 Exchange translation reserve comprises the net exchange movement arising on the translation of net equity investments of overseas subsidiaries, joint venture and associates into Sri Lankan rupees.

13.3 Other capital reserves comprises of capital redemption reserve funds arising from the redemption of preference shares of subsidiaries.

	As at 31st March	Note	Group		Company	
	In Rs.'000s		2010	2009	2010	2009
14	**REVENUE RESERVES**					
	General reserves	14.1	**3,900,775**	3,870,775	**2,600,000**	2,600,000
	Dividend reserve	14.2	**1,572,188**	1,572,188	**1,519,322**	1,519,322
	Investment equalisation reserve	14.3	**75,000**	75,000	**75,000**	75,000
	Other revenue reserves		**5,547,963**	5,517,963	**4,194,322**	4,194,322
	Accumulated profit		**13,388,296**	10,026,662	**5,150,742**	2,333,325
			18,936,259	15,544,625	**9,345,064**	6,527,647

14.1 General reserve represents amounts set aside by the directors for future expansion and to meet any contingencies.

14.2 Dividend reserve represents dividend received and available for distribution.

14.3 Investment equalisation reserve comprises amounts set aside by the directors for impairment of long term investments of the company.

	As at 31st March	Note	Group	
	In Rs. '000s		2010	2009
15	**INSURANCE PROVISIONS**			
	Provision - life	15.1	**10,236,117**	8,528,065
	Provision - general	15.2	**2,709,459**	2,497,549
			12,945,576	11,025,614

	As at 31st March In Rs. '000s	Group 2010	Group 2009
15.1	**Insurance provision - life**		
	Provision	**10,080,394**	8,371,689
	Unclaimed benefits	**155,723**	156,376
		10,236,117	8,528,065

Long duration contract liabilities included in the life insurance fund result, primarily from traditional participating and non participating life insurance products. Short duration contract liabilities are primarily group term, accident and health insurance products. The actuarial reserves have been establish based on the following;
- Interest rates which vary by product and as required by regulations issued by the Insurance Board of Sri Lanka (IBSL)
- Mortality rates based on published mortality tables adjusted for actual experience as required by regulations issued by the IBSL
- Surrender rates based on the actual experience.

The amount of policyholder dividend to be paid is determined annually by the company. The dividend includes life policyholders share of net income that is required to be allocated by the insurance contract or by insurance regulations.

The acturial valuation of the life insurance business was conducted by M Poopalanathan of Acturial & Management Consultants (Pvt) Ltd, as at 31 December 2009.

	As at 31st March In Rs. '000s	Group 2010	Group 2009
15.2	**Insurance provision - general**		
	Reserved for net unearned premiums	**1,330,245**	1,253,498
	Reserved for net deferred acquisition cost	**(23,574)**	(14,429)
	Reserved for gross outstanding claims	**1,402,788**	1,258,480
		2,709,459	2,497,549

	As at 31st March In Rs. '000s	Group 2010	Group 2009
16	**NON-INTEREST BEARING BORROWINGS**		
	At the beginning of the year	**21,000**	21,000
	Repayments	**(3,000)**	-
	At the end of the year	**18,000**	21,000
	Repayable within one year	-	-
	Repayable between one and five years	**18,000**	21,000
		18,000	21,000

	As at 31st March In Rs. '000s	Group 2010	Group 2009	Company 2010	Company 2009
17	**INTEREST BEARING BORROWINGS**				
17.1	**Movement**				
	At the beginning of the year	**16,556,652**	8,869,204	**11,260,243**	2,895,493
	Additions	**684,000**	8,380,950	-	8,070,950
	Repayments	**(2,368,809)**	(1,428,046)	**(1,172,000)**	(300,000)
	Exchange difference	**(163,417)**	734,544	**(112,750)**	593,800
	At the end of the year	**14,708,426**	16,556,652	**9,975,493**	11,260,243
	Repayable within one year	**4,168,976**	1,817,511	**3,135,493**	777,650
	Repayable after one year				
	Repayable between one and five years	**9,399,305**	12,344,266	**5,700,000**	8,171,993
	Repayable after five years	**1,140,145**	2,394,875	**1,140,000**	2,310,600
		10,539,450	14,739,141	**6,840,000**	10,482,593
		14,708,426	16,556,652	**9,975,493**	11,260,243

Group interest bearing borrowings include finance lease obligations amounting to Rs.21 mn (2009 - Rs.29 mn), details of which are disclosed in note 17.2

As at 31st March *In Rs. '000s*	Group 2010	Group 2009
17.2 Finance leases		
At the beginning of the year	**29,153**	39,994
Repayments	**(8,616)**	(10,841)
At the end of the year	**20,537**	29,153
Finance lease obligations repayable within one year		
Gross liability	**10,885**	11,861
Finance charges	**(2,270)**	(3,218)
Net lease obligation	**8,615**	8,643
Finance lease obligations repayable between one and five years		
Gross liability	**13,082**	24,123
Finance charges	**(1,160)**	(5,030)
Net lease obligation	**11,922**	19,093
Finance lease obligations repayable after five years		
Gross liability	-	1,417
Finance charges	-	-
Net lease obligation	-	1,417

17.3 Security and repayment terms

	Lending institution	Nature of facility	Interest rate and security	Repayment terms	2010	2009
John Keells Holdings PLC.		Debentures	Fixed, semi fixed & floating	Bullet repayment at end of tenure of 4 years, Bi-annual repayments.	**1,995,493**	1,995,493
	DFCC	Term loan	AWPLR+0.25% revised quarterly, unsecured	Quarterly installments over 5 years with a grace period of 6 months.	-	600,000
	IFC		6 months LIBOR+2.75%, Share certificates of Asian Hotels & Properties PLC, John Keells Hotels PLC, Trans Asia Hotels PLC and Union Assurance PLC.	Bi-annual repayments commencing from December 2009	**7,980,000**	8,664,750
					9,975,493	11,260,243
Group companies						
Asian Hotels and Properties PLC. Cinnamon Grand	Commercial Bank	Term loan	AWPLR + 0.5% revised monthly, unsecured	31 monthly installments commencing April 2009	**247,886**	306,586
	HNB	Term loan	AWPLR, unsecured	36 monthly installments commencing April 2009	**362,980**	437,980
Ceylon Cold Stores PLC.	NDB	E Friendly loan	6.5%, Kaduwela land, building and machinery of soft drink plant	60 monthly installments commencing March 2008	**10,083**	13,540
	NDB	Project loan	10.5%, Kaduwela land, building and machinery of soft drink plant	60 monthly installments commencing Aug 2007	**104,533**	149,333
	DFCC	Project loan	10.5%, Kaduwela land, building and machinery of soft drink plant	Repayment over 5 years commencing Nov 2007	**98,958**	161,458
	DFCC	Term loan	AWDR + 4%, Kaduwela land, building and machinery of soft drink plant	Repayment over 4 1/2 years commencing July 2008	**70,000**	100,000

17.3 Security and repayment terms

	Lending institution	Nature of facility	Interest rate and security	Repayment terms	2010	2009
Ceylon Holiday Resorts Ltd.	NTB	Finance lease			**2,272**	3,666
DHL Keells (Pvt) Ltd.	SCB	Term loan	SLIBOR + .35%	24 monthly installments	**12,632**	53,684
Habarana Lodge Ltd.	NTB	Finance lease			**1,405**	2,142
Habarana Walk Inn Ltd.	NTB	Finance Lease			**1,123**	1,832
Jaykay Marketing Services (Pvt) Ltd.	HNB	Term loan	AWPLR + 0.5%, stocks in trade of Keells Super	48 monthly installments	**-**	134,226
John Keells Logistics (Pvt) Ltd.	NTB	Finance lease			**6,329**	9,251
	SCB	Term Loan	1 month SLIBOR + 1% Letter of comfort from John Keells Holdings PLC.	12 equal quarterly installments commencing November 2010.	**100,000**	100,000
John Keells Maldivian Resorts (Pte) Ltd.	Sampath Bank	Term loan	3 months LIBOR + 1.3% for first two years and LIBOR + 1.5% thereafter, revised quarterly, sub lease rights	30 quarterly installments	**1,003,200**	1,201,512
	People's Bank	Term loan	3 months LIBOR + 4.25%, Corporate guarantee of John Keells Hotels PLC.	36 monthly installments commencing September 2009	**550,734**	-
John Keells Warehousing (Pvt) Ltd.	Deutsche Bank	Asset backed notes	21.98%, corporate guarantee of John Keells PLC.	Repayment over 10 years commencing May 2003	**55,083**	66,389
Kandy Walk Inn Ltd.	NTB	Finance lease			**1,123**	1,832
Tea Smallholder Factories PLC.	People's bank	Term loan	9% per annum,mortgage of Peliyagoda warehouse and lease rights of land	83 monthly installments	**10,411**	12,682
Trans Asia Hotels PLC.	Sampath Bank	Term loan	AWPLR, unsecured		**-**	55,406
	UDA	Finance lease			**7,160**	8,598
Trinco Walk Inn Ltd.	NTB	Finance lease			**1,123**	1,832
Travel Club (Pte) Ltd.	BOC Maldives	Term loan	LIBOR + 2%, sub lease rights and corporate guarantee of John Keells Hotels PLC.	28 quarterly installments	**934,393**	982,005
Tranquility (Pte) Ltd.	BOC Maldives	Term loan	LIBOR + 1.5%, lease rights	Repayment over 5 years commencing December 2007	**1,301,360**	1,642,310
Whittal Boustead Ltd.		Debenture	7.5%, unsecured		**145**	145
Less; JKH debenture held by Union Assurance PLC.					**(150,000)**	(150,000)
					14,708,426	16,556,652

	As at 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
18	**EMPLOYEE BENEFIT LIABILITIES**				
	At the beginning of the year	956,917	798,600	92,358	80,330
	Charge	106,450	101,072	7,049	7,978
	New acquisitions	-	84,736	-	-
	Transfers	-	-	(2,087)	133
	Interest cost	95,692	79,860	9,236	8,033
	Payments	(107,904)	(92,960)	(17,355)	(3,280)
	(Gain) / Loss arising from changes in assumptions or due to (over) / under provision in the previous year	(10,447)	(15,144)	3,429	(836)
	Exchange translation difference	687	753	-	-
	At the end of the year	1,041,395	956,917	92,630	92,358
	The expenses are recognised in the income statement in the following line items.				
	Cost of sales	87,861	87,636	4,244	8,081
	Distribution expenses	89,116	63,785	-	-
	Administrative expenses	14,718	14,367	15,470	7,094
		191,695	165,788	19,714	15,175

The employee benefit liability of listed companies with more than 100 employees and JayKay Marketing Services (Pvt) Ltd. is based on the actuarial valuation carried out by Messrs. Actuarial & Management Consultants (Pvt) Ltd., actuaries. The employee benefit liability of all other companies in the group are based on the gratuity formula in Appendix E of SLAS 16 - Employee Benefits.

The principal assumptions used in determining the cost of employee benefits were;

Discount rate	10%
Future salary increases	10%

	As at 31st March In Rs.'000s		Group 2010	Group 2009
19	**OTHER DEFERRED LIABILITIES**			
	At the beginning of the year		5,167	7,110
	Grants received		-	315
	Amortisation		(512)	(2,258)
	At the end of the year		4,655	5,167
	Amounts expected to be amortised within one year		512	512
	Amounts expected to be amortised after one year		4,143	4,655
			4,655	5,167
		Basis of amortisation		
	Tea Smallholder Factories PLC.			
	Sri Lanka Tea Board subsidy	10% p.a.	2,082	2,269
	Yala Village (Pvt) Ltd.			
	Ceylon Chamber of Commerce grant	10% p.a.	2,573	2,898
			4,655	5,167

	As at 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
20	**TRADE AND OTHER PAYABLES**				
	Trade payables	2,986,127	1,821,385	-	-
	Reinsurance payables	391,210	426,955	-	-
	Obligation to repurchase securities	534,243	-	-	-
	Advances and deposits	1,616,370	901,930	-	-
	Sundry creditors including accrued expenses	2,877,638	2,906,944	343,426	393,311
	Other payables	461,490	448,263	-	-
		8,867,078	6,505,477	343,426	393,311

As at 31st March *In Rs.'000s*	Note	Group 2010	Group 2009	Company 2010	Company 2009
21 INCOME TAX LIABILITIES					
At the beginning of the year		**514,362**	328,104	-	-
Provision	30.1	**706,317**	1,127,766	**16,608**	57,033
New acquisitions		-	20,907	-	-
Payments and set off against refunds		**(766,410)**	(962,415)	**(16,608)**	(57,033)
Exchange translation difference		**23**	-	-	-
At the end of the year		**454,292**	514,362	-	-

As at 31st March *In Rs.'000s*	Group 2010	Group 2009
22 SHORT TERM BORROWINGS		
Loans	**150,000**	90,000
	150,000	90,000

For the year ended 31st March *In Rs.'000s*	Group 2010	Group 2009	Company 2010	Company 2009
23 REVENUE				
23.1 Revenue				
Gross revenue	**48,390,217**	41,381,306	**544,193**	587,312
Turnover tax	**(410,213)**	(358,786)	-	-
Net revenue	**47,980,004**	41,022,520	**544,193**	587,312

For the year ended 31st March In Rs.'000s	2010 Sale of goods	2010 Rendering of services	2010 Total revenue	2009 Sale of goods	2009 Rendering of services	2009 Total revenue
23.2 Business segment analysis						
Transportation	**7,810,649**	**1,684,003**	**9,494,652**	9,747,603	1,695,211	11,442,814
Leisure	-	**11,499,732**	**11,499,732**	-	9,662,348	9,662,348
Property	-	**1,620,030**	**1,620,030**	-	1,578,329	1,578,329
Consumer Foods & Retail	**6,743,614**	**9,099,873**	**15,843,487**	6,407,745	7,722,459	14,130,204
Financial Services	-	**5,262,251**	**5,262,251**	-	499,317	499,317
Information Technology	**923,254**	**515,777**	**1,439,031**	919,434	686,101	1,605,535
Others	-	**2,820,821**	**2,820,821**	-	2,103,973	2,103,973
Group revenue	**15,477,517**	**32,502,487**	**47,980,004**	17,074,782	23,947,738	41,022,520

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009
23.3 Geographical segment analysis (by location of customers)		
Sri Lanka	**40,249,444**	34,523,248
Asia (excluding Sri Lanka)	**5,560,447**	4,763,686
Europe	**1,912,349**	1,623,358
Others	**257,764**	112,228
Total group external revenue	**47,980,004**	41,022,520

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
24 DIVIDEND INCOME				
Income from investments in related parties	-	-	3,533,941	2,429,788
Income from other investments	43,951	53,765	39,635	52,897
	43,951	53,765	3,573,576	2,482,685

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
25 OTHER OPERATING INCOME				
Interest income	2,946,331	2,265,663	1,206,484	1,842,793
Negative goodwill on acquisitions	40,113	641,377	-	-
Gain on disposal of rights in subsidiaries	946,515	-	750,975	-
Exchange gain	112,512	282,105	11,401	15,258
Insurance claims	198,317	64,859	-	-
Gain on sale of property, plant & equipment	25,053	37,590	101	3,820
Profit on sale of investments	114,776	38,192	122,044	37,037
Sundry income	637,128	405,316	114,076	11,763
	5,020,745	3,735,102	2,205,081	1,910,671

26 OTHER OPERATING EXPENSES

Other operating expenses consists mainly of power and energy costs, repairs and maintenance expenditure of the group.

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
27 FINANCE EXPENSES				
Interest expense on borrowings				
Long term	991,625	1,213,837	676,289	886,410
Short term	378,531	481,302	40,340	26,599
	1,370,156	1,695,139	716,629	913,009

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
28 PROFIT ON SALE OF NON-CURRENT INVESTMENTS				
Associated Motorways PLC.	-	1,025,779	-	1,209,803
	-	1,025,779	-	1,209,803

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009	Company 2010	Company 2009
29 PROFIT BEFORE TAX				
Profit before tax is stated after charging all expenses including the following;				
Remuneration to executive directors	147,120	215,819	61,510	121,620
Remuneration to non-executive directors	24,259	21,952	9,120	11,073
Auditors' remuneration				
Audit	29,631	23,794	4,622	3,572
Non-audit	6,334	6,617	244	262
Costs of defined employee benefits				
Defined benefit plan cost	191,695	165,788	19,714	15,175
Defined contribution plan cost - EPF and ETF	435,721	385,852	40,673	43,525
Staff expenses	5,394,355	4,802,755	294,852	211,115
Depreciation of property, plant & equipment	1,736,853	1,690,114	102,742	116,498
Amortisation of intangible assets	226,849	14,819	5,719	-
Derecognition / impairment losses on property, plant & equipment and investment	20,955	100,943	3,018	60,263
Operating lease payments	1,136,837	999,239	-	-
Donations	19,168	13,455	10,418	941

For the year ended 31st March In Rs.'000s	Note	Group 2010	Group 2009	Company 2010	Company 2009
30 TAX EXPENSE					
Current income tax					
Current tax charge		**999,960**	797,276	**-**	55,682
(Over)/under provision of current tax of previous years		**21,174**	520,224	**16,608**	1,351
Economic service charge	30.2	**8,763**	(8,438)	**-**	-
10% Withholding tax on inter company dividends		**93,234**	102,287	**-**	-
Deferred income tax					
Relating to origination and reversal of temporary differences	30.3	**(137,891)**	(84,759)	**-**	-
		985,240	1,326,590	**16,608**	57,033

For the year ended 31st March In Rs.'000s	Group 2010	Group 2009 Re-stated	Company 2010	Company 2009
30.1 Reconciliation between tax expense and the product of accounting profit				
Profit before tax	**6,537,555**	6,291,240	**4,677,667**	4,420,305
Dividend income from group companies	**3,869,665**	2,692,642	**-**	-
Share of results of associates	**(2,555,867)**	(2,340,427)	**-**	-
Other consolidation adjustments	**(247,660)**	(315,307)	**-**	-
	7,603,693	6,328,148	**4,677,667**	4,420,305
Exempt profits	**(1,355,765)**	(1,208,946)	**(467,044)**	(494,464)
Profits not charged to income tax	**(1,188,918)**	(1,361,684)	**(770,483)**	(1,246,839)
Resident dividend	**(3,725,751)**	(2,635,832)	**(3,573,576)**	(2,482,685)
Accounting profit / (loss) chargable to income taxes	**1,333,259**	1,121,686	**(133,436)**	196,317
Tax effect on chargeable profits	**428,127**	391,885	**(46,703)**	68,710
Tax effect on non deductible expenses	**197,664**	179,809	**66,687**	88,941
Tax effect on deductions claimed	**(70,125)**	(121,105)	**(55,983)**	(51,844)
Net tax effect of unrecognised deferred tax assets for the year	**171,938**	64,923	**-**	-
Net tax effect of unrecognised deferred tax assets for prior years	**(69,290)**	(6,107)	**35,999**	(50,949)
Tax effect on rate differentials	**(7,368)**	(8,282)	**-**	-
Consolidation adjustments	**-**	-	**-**	-
(Over)/under provision for previous years	**21,174**	520,224	**16,608**	1,352
Other income based taxes				
Economic service charge	**8,763**	(203)	**-**	-
Social responsibility levy	**11,133**	10,139	**-**	823
Fringe benefit tax (Indian companies)	**20**	2,271	**-**	-
10% WHT on inter company dividends	**93,234**	102,287	**-**	-
Current and deferred tax share of associates	**199,970**	190,749	**-**	-
	985,240	1,326,590	**16,608**	57,033
Income tax charged at				
Standard rate 35%	**642,999**	567,179	**-**	54,858
Concessionary Rate of 15%	**40,339**	46,061	**-**	-
Off-Shore dividend 10%	**1,805**	-	**-**	-
Off-Shore profits at varying rates	**-**	177	**-**	-
(Over)/under provision for previous years	**21,174**	520,224	**16,608**	1,352
	706,317	1,133,641	**16,608**	56,210
Deferred tax charge / (reversal)	**(34,197)**	(112,294)	**-**	-
Other income based taxes				
Economic service charge	**8,763**	(203)	**-**	-
Social responsibility levy	**11,133**	10,139	**-**	823
Fringe benefit tax (Indian companies)	**20**	2,271	**-**	-
10% WHT on inter company dividends	**93,234**	102,287	**-**	-
Current and deferred tax share of associates	**199,970**	190,749	**-**	-
Total income tax expense	**985,240**	1,326,590	**16,608**	57,033

Group tax expense is based on the taxable profit of individual companies within the group. At present the tax laws of Sri Lanka do not provide for group taxation.

For the year ended 31st March *In Rs.'000s*	Group 2010	Group 2009
30.2 Economic service charge (ESC)		
ESC written-off/(written back)	8,763	(203)
Share of associate company ESC	-	(8,235)
	8,763	(8,438)

For the year ended 31st March *In Rs.'000s*	Group 2010	Group 2009
30.3 Deferred tax expense		
Income statement		
Deferred tax expense arising from		
Accelerated depreciation for tax purposes	26,483	(30,975)
Revaluation of investment property to fair value	-	7,190
Employee benefit liabilities	(23,278)	(21,817)
Benefit arising from tax losses	(64,963)	(76,327)
Others	27,561	9,635
	(34,197)	(112,294)
Share of associate company deferred tax	(103,694)	27,535
Deferred tax charge / (credit)	(137,891)	(84,759)
Statement of changes in equity		
Deferred tax expense arising from revaluation of land and building to fair value	4,350	83,584
Total deferred tax charge / (credit)	(133,541)	(1,175)

Deferred tax has been computed at 35% for all standard rate companies (including listed companies) and at rates as disclosed in note 30.6 and 30.7.

Temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognised, amounts to Rs. 1,110 mn (2009 Rs. 1,663 mn). The deferred tax effect on undistributed reserves of subsidiaries has not been recognised since the parent can control the timing of the reversal of these temporary differences. The deferred tax liability on temporary differences relating to undistributed profits of associates has not been recognised as there is no current intention of distributing retained earnings to the holding company.

However, the group has recognised the deferred tax impact pertaining to the current year on declared dividends of subsidiaries and associated amounting to Rs. 70 million.

For the year ended 31st March *In Rs.'000s*	Group 2010	Group 2009	Company 2010	Company 2009
30.4 Tax losses carried forward				
Tax losses brought forward	3,328,734	2,648,021	1,124,662	1,240,548
Adjustments on finalisation of liability	45,953	(19,917)	31,284	(10,078)
Tax losses arising during the year	778,012	806,777	-	-
Utilisation of tax losses	(235,160)	(215,529)	-	(105,808)
Adjustments due to acquisitions / disposals / mergers	1,368,553	109,382	-	-
	5,286,092	3,328,734	1,155,946	1,124,662

	Year of investment	Cost of approved investment	Relief claimed investments	Liability to additional tax on disposal of Investment
30.5 Details of investment relief				
Company	1999/2000	579,036	218,270	-

The company is eligible for qualifing payment relief granted under Section 31(2)(s) of the Inland Revenue Act No 28 of 1979 and the transitional povisions at Section 218 of the Inland Revenue Act No 10 of 2006. The company has carried forward the unclaimed investment relief for set off in future years.

30.6 Applicable rates of income tax

The tax liability of resident companies are computed at the standard rate of 35% except for the following companies which enjoy full or partial exemptions and concessions.

Company / Sector	Basis	Exemptions / concessions	Period
Exemptions / concessions granted under the Inland Revenue Act			
Ceylon Cold Stores PLC.	Off-Shore activities for payment in foreign currency	Exempt	Open-ended
John Keells Computer Services (Pvt) Ltd.	- do -	- do -	- do -
John Keels Office Automation (Pvt) Ltd.	- do -	- do -	- do -
Keells Hotel Management Services Ltd.	- do -	- do -	- do -
Keells Shipping (Pvt) Ltd.	- do -	- do -	- do -
Walkers Tours Ltd.	- do -	- do -	- do -
John Keells Computer Services (Pvt) Ltd.	On-shore activities for payment in foreign currency	Exempt	Open-ended
Ceylon Cold Stores PLC.	Manufacture of dairy produce	Exempt	Upto 31 March 2011
Lanka Marine Services (Pvt) Ltd.	Export consignment sales of Petroleum Products	10%	Open-ended
Leisure Sector	Promotion of tourism	15%	Open-ended
Mackinnons Travels (Pvt) Ltd.	- do -	- do -	- do -
Consumer Foods and Retail sector	Qualified export profits	15%	Upto 31 March 2014
Exemptions / concessions granted under the Board of Investment Law			
Asian Hotels and Properties PLC.	Construction and operation of office and apartment complex	Exempt	15 years from April 1996 with a 3 year extension on merger
Auxicogent International Lanka (Pvt) Ltd.	Business / knowledge process outsourcing centre	Exempt	8 years from 1st year of profit or 2 years from operations
InfoMate (Pvt) Ltd.	Provision of IT enabled services	Exempt	3 years from April 2007
John Keells Logistics (Pvt) Ltd.	Integrated supply chain management	Exempt	5 years from April 2009
Trinco Holiday Resorts (Pvt) Ltd.	For upgrading and refurbishment of a hotel in the Eastern Province	Exempt	10 years from 1st year of profit or 2 years from operations
South Asia Gateway Terminals (Pvt) Ltd.	"Port Services" at Queen Elizabeth Quay	Exempt	20 years from September 1999
John Keells International (Pvt) Ltd.	Regional operating headquarters	10%	2 years upto March 2011
John Keells Warehousing (Pvt) Ltd.	Construction and operation of warehouse complex	15%	7 years from April 2003
Yala Village (Pvt) Ltd.	Construction and operation of safari-styled tourist hotel	15%	15 years from September 2003

Other miscellaneous concessions

Exemption on interest income earned from foreign currency denominated accounts.
Capital gains from sale of shares is excluded from chargeability to income tax.
Income / profits from off-shore dividends and interest is exempt from income tax.

30.7 Income tax rates of off-shore subsidiaries

Country of incorporation		Rate
India	John Keells Foods India (Pvt)Ltd.	30.9%
	John Keells Air Services India (Pvt) Ltd.	30.9%
	John Keells Logistics India (Pvt) Ltd.	30.9%
	Serene Holidays (Pvt) Ltd.	30.9%
Mauritius	Auxicogent Alpha (Pvt) Ltd.	3%(Effective)
	Auxicogent Holdings (Pvt) Ltd.	3%(Effective)
	Auxicogent International (Pvt) Ltd.	3%(Effective)
	Auxicogent Investments Mauritius (Pvt) Ltd.	3%(Effective)
	John Keells Holdings Mauritius (Pvt) Ltd.	3%(Effective)
	John Keells Hotels Mauritius (Pvt) Ltd.	3%(Effective)
	Keells Food Products Mauritius (Pvt) Ltd.	3%(Effective)
Republic of Maldives	Fantasea World Investments (Pte) Ltd.	Nil
	Tranquility (Pte) Ltd.	Nil
	Travel Club (Pte) Ltd.	Nil
	John Keells Maldivian Resorts (Pte) Ltd.	Nil
	Mack Air Services Maldives (Pte) Ltd.	Nil
Singapore	John Keells Singapore (Pte) Ltd.	17% (Max)
United Arab Emirates	Information System Associates	Nil
United Kingdom	John Keells Computer Services (UK) Ltd.	30%
United States of America	Auxicogent International US Inc.	35%(Max)

Companies incorporated in India were subject to a Fringe Benefit Tax (FBT), charged on selected expenses at specified rates, against each item of expense. Applicable rates of FBT varied from 5% to 100% depending on the item of expense. The FBT has however been abolished from F/Y 2009/10.

30.8 South Asia Gateway Terminals (Private) Limited (SAGT)

The profits and income of SAGT, an associate of JKH, are exempt from Income Tax under section 17(2) of the Board of Investment of Sri Lanka (BOI) Law No. 4 of 1978. This exemption expires in 20 years from 05th September 1999, which was the date of commencement.

There has been a difference of opinion between SAGT and the BOI on the interpretation of the agreement. The issue has since been referred by the BOI to the Controller of Exchange who has confirmed to the BOI that the position taken by SAGT is correct. SAGT has also directly received confirmation from the Controller of Exchange to this effect.

Arising from this difference of opinion, the Department of Inland Revenue has raised a tax assessment on SAGT for 2007/2008. The Management and its Tax consultants are of the opinion that SAGT has fully complied with the BOI agreement and hence the benefits under the BOI agreement have not been prejudiced in any manner. Accordingly, the management and its tax consultants are of the opinion that the assessment by the Department of Inland Revenue is ultra vires, with no basis in law or fact and should therefore be withdrawn. A formal appeal has been lodged.

			Group	
	For the year ended 31st March *In Rs.'000s*	Note	2010	2009
31	**EARNINGS PER SHARE**			
31.1	**Basic earnings per share**			
	Profit attributable to equity holders of the parent		5,201,491	4,732,304
	Weighted average number of ordinary shares	31.3	615,890	628,989
	Basic earnings per share		8.45	7.52
31.2	**Diluted earnings per share**			
	Profit attributable to equity holders of the parent		5,201,491	4,732,304
	Adjusted weighted average number of ordinary shares	31.3	620,388	629,088
	Diluted earnings per share		8.38	7.52

		Group	
	For the year ended 31st March *In Rs.'000s*	2010	2009
31.3	**Amount used as denominator**		
	Ordinary shares at the beginning of the year	611,353	635,995
	Re-purchase of ordinary shares	-	(10,625)
	Effect of share options exercised	4,537	3,619
	Weighted average number of ordinary shares in issue before dilution	615,890	628,989
	Number of shares outstanding under the share option scheme	29,977	33,403
	Number of shares that would have been issued at fair value	(25,479)	(33,304)
	Adjusted weighted average number of ordinary shares	620,388	629,088

	For the year ended 31st March *In Rs.'000s*	Rs.	2010	Rs.	2009
32	**DIVIDEND PER SHARE**				
	Equity dividend on ordinary shares				
	Declared and paid during the year				
	Final dividend*	1.00	611,353	1.00	636,003
	Interim dividend**	2.00	1,232,289	2.00	1,247,439
	Total dividend	3.00	1,843,642	3.00	1,883,442

* Previous years' final dividend paid in the current year.

** This includes second interim dividend of Rs.619 mn paid on 7 April 2010.

33 SEGMENT INFORMATION
33.1 Primary segments (business segments)

As at 31st March In Rs. '000s	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Group Total	
	2010	2009 *Re-stated*	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009 *Re-stated*
Property, plant and equipment	725,689	841,764	19,850,164	19,419,589	811,418	806,899	3,656,792	3,780,148	1,070,195	975,679	97,744	142,074	825,205	962,136	27,037,207	26,928,289
Lease hold property	-	-	4,522,127	4,719,771	-	-	-	-	-	-	-	-	54,560	55,941	4,576,687	4,775,712
Investment properties	-	-	1,140,016	1,140,016	4,266,210	4,397,166	-	-	-	-	-	-	79,000	79,000	5,485,226	5,616,182
Intangible assets	33,723	-	-	-	-	-	-	-	2,111,084	2,298,500	57,291	21,971	37,450	-	2,239,548	2,320,471
Other investments	715	715	25,063	25,057	1,270	11,405	-	3,100	8,308,661	7,907,250	-	-	79,507	804,076	8,415,216	8,751,603
Other non-current assets	42,301	61,541	46,496	60,798	606,519	578,196	380,246	485,165	559,863	495,317	32,428	38,223	56,864	79,760	1,724,717	1,799,000
Intercompany lending	43,950	43,950	1,646,326	2,265,755	-	-	-	-	-	150,000	3,528	16,002	76,000	61,000	1,769,804	2,536,707
Segment non-current assets	846,378	947,970	27,230,192	27,630,986	5,685,417	5,793,666	4,037,038	4,268,413	12,049,803	11,826,746	190,991	218,270	1,208,586	2,041,913	51,248,405	52,727,964
Investments in associates	10,571,862	10,807,036	-	-	-	-	-	-	1,829,721	1,323,994	909,956	848,966	997,647	-	14,309,186	12,979,996
Investment in subsidiaries and joint venture															5,115	5,115
Deferred tax assets															182,252	147,846
Goodwill															316,597	347,420
Eliminations / adjustments															(1,969,098)	(2,786,741)
Total non-current assets															64,092,457	63,421,600
Inventories	236,477	129,730	248,782	224,609	5,870	283,953	1,561,723	1,399,447	5,681	4,083	85,457	112,817	171,096	122,672	2,315,086	2,277,311
Investments held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	14,299	-	14,299
Trade & other receivables	1,548,299	1,147,302	6,523,440	4,503,863	360,890	125,077	1,111,075	1,199,473	2,805,460	2,866,102	1,170,823	1,271,449	1,440,563	1,386,185	14,960,550	12,499,451
Short term investments	337,280	1,102,568	3,391,121	463,579	947,588	743,056	62,484	11,969	3,963,331	1,176,764	154,103	170,564	10,445,049	11,678,937	19,300,956	15,347,437
Cash in hand and at bank	748,891	276,050	1,266,412	802,535	42,451	119,845	101,541	68,086	542,168	471,690	58,563	104,180	239,119	138,588	2,999,145	1,980,974
Segment current assets	2,870,947	2,655,650	11,429,755	5,994,586	1,356,799	1,271,931	2,836,823	2,678,975	7,316,640	4,518,639	1,468,946	1,659,010	12,295,827	13,340,681	39,575,737	32,119,472
Tax refunds															1,667,172	1,400,743
Eliminations/ adjustments															(6,677,057)	(4,801,752)
Total current assets															34,565,852	28,718,463
Total assets															98,658,309	92,140,063
Insurance Provision	-	-	-	-	-	-	-	-	12,945,576	11,025,614	-	-	-	-	12,945,576	11,025,614
Non interest bearing borrowings	79,950	85,950	1,646,326	2,345,292	-	-	-	-	-	-	-	-	-		1,726,276	2,431,242
Interest bearing borrowings	86,741	124,252	3,420,582	3,836,359	145	145	200,817	380,300	-	-	-	-	6,889,164	10,548,085	10,597,449	14,889,141
Employee benefit liability	62,885	71,259	288,909	260,722	31,260	26,506	325,775	286,395	104,069	97,309	67,362	68,485	161,135	146,241	1,041,395	956,917
Other deferred liabilities	-	-	2,573	2,898	-	-	-	-					2,082	2,269	4,655	5,167
Other non current liabilities	-	-	-	-	-	-	216,401	274,576	-	-	-	-	-	-	216,401	274,576
Segment non-current liabilities	229,576	281,461	5,358,390	6,445,271	31,405	26,651	742,993	941,271	13,049,645	11,122,923	67,362	68,485	7,052,381	10,696,595	26,531,752	29,582,657
Deferred tax liabilities															781,742	777,236
Eliminations/adjustments															(1,766,275)	(2,560,242)
Total non-current liabilities															25,547,219	27,799,651
Trade & other payables	976,069	663,752	2,693,520	1,866,403	938,680	522,355	2,512,831	1,887,099	2,051,998	1,139,783	1,139,735	1,157,107	665,997	981,642	10,978,830	8,218,141
Short term borrowings	113,309	94,712	4,418,727	2,852,713	141,329	32,801	209,164	65,920	-	-	10,528	3,575	335,074	125,074	5,228,131	3,174,795
Current portion of interest bearing borrowings	32,221	38,684	994,176	809,342	-	-	140,757	178,257	-	-	-	-	3,001,822	791,228	4,168,976	1,817,511
Dividend payable	-	-	-	-	-		-		-		-		619,455		619,455	-
Bank overdrafts	161,178	133,458	1,624,847	2,542,908	14,036	36,946	532,786	849,883	125,876	887	25,393	49,852	92,227	1,315,892	2,576,343	4,929,826
Segment current liabilities	1,282,777	930,606	9,731,270	8,071,366	1,094,045	592,102	3,395,538	2,981,159	2,177,874	1,140,670	1,175,656	1,210,534	4,714,575	3,213,836	23,571,735	18,140,273
Income tax liabilities															454,292	514,362
Eliminations/ adjustments															(7,176,720)	(4,780,988)
Total current liabilities															16,849,307	13,873,647
Total liabilities															42,396,526	41,673,298
Total segment assets	3,717,325	3,603,620	38,659,947	33,625,572	7,042,216	7,065,597	6,873,861	6,947,388	19,366,443	16,345,385	1,659,937	1,877,280	13,504,413	15,382,594	90,824,142	84,847,436
Total segment liabilities	1,512,353	1,212,067	15,089,660	14,516,637	1,125,450	618,753	4,138,531	3,922,430	15,227,519	12,263,593	1,243,018	1,279,019	11,766,956	13,910,431	50,103,487	47,722,930

33.2 Primary segments (business segments)

For the year ended 31st March *In Rs. '000s*	Transportation 2010	Transportation 2009	Leisure 2010	Leisure 2009	Property 2010	Property 2009	Consumer Foods & Retail 2010	Consumer Foods & Retail 2009	Financial Services 2010	Financial Services 2009	Information Technology 2010	Information Technology 2009	Others 2010	Others 2009	Group Total 2010	Group Total 2009
Total revenue	9,785,408	11,716,649	12,538,512	10,295,476	1,821,471	1,777,147	16,317,605	14,482,803	5,332,286	501,144	1,599,301	1,771,418	3,347,616	2,636,937	50,742,199	43,181,574
Intra segment revenue	-	-	(1,019,751)	(615,641)	(1,726)	(2,736)	(395,521)	(310,736)	(177)	-	(6,558)	(6,538)	(77,244)	(50,678)	(1,500,977)	(986,329)
Segment revenue	9,785,408	11,716,649	11,518,761	9,679,835	1,819,745	1,774,411	15,922,084	14,172,067	5,332,109	501,144	1,592,743	1,764,880	3,270,372	2,586,259	49,241,222	42,195,245
Inter segment revenue	(290,756)	(273,835)	(19,029)	(17,487)	(199,715)	(196,082)	(78,597)	(41,863)	(69,858)	(1,827)	(153,712)	(159,345)	(449,551)	(482,286)	(1,261,218)	(1,172,725)
Revenue	9,494,652	11,442,814	11,499,732	9,662,348	1,620,030	1,578,329	15,843,487	14,130,204	5,262,251	499,317	1,439,031	1,605,535	2,820,821	2,103,973	47,980,004	41,022,520
Segment results	175,495	291,935	1,441,887	601,645	365,909	556,017	403,124	492,468	431,667	(104,589)	11,823	(2,833)	114,507	(81,106)	2,944,412	1,753,537
Eliminations	57,444	99,496	43,322	12,964	22,492	(54,870)	16,563	1,188	3,587	142,273	17,718	12,578	2,246,306	2,612,434	2,407,432	2,826,063
Finance expenses	(25,442)	(53,016)	(473,854)	(490,496)	(10,162)	2,976	(131,667)	(215,319)	20,180	(23)	(2,417)	(3,569)	(746,794)	(935,692)	(1,370,156)	(1,695,139)
Change in fair value of investment properties	-	-	-	9,261	-	31,312	-	-	-	-	-	-	-	-	-	40,573
Share of results of associates	2,158,359	1,949,033	-	-	-	-	-	-	412,908	448,238	(13,508)	(127,608)	(1,892)	70,764	2,555,867	2,340,427
Profit on sale of non current investments	-	-	-	-	-	-	-	-	-	-	-	-	-	1,025,779	-	1,025,779
Profit / (loss) before tax	2,365,856	2,287,448	1,011,355	133,374	378,239	535,435	288,020	278,337	868,342	485,899	13,616	(121,432)	1,612,127	2,692,179	6,537,555	6,291,240
Tax expense	(83,574)	(629,848)	(37,910)	(5,318)	(36,315)	(49,044)	(200,339)	(157,314)	(338,638)	(146,726)	4,024	(45,735)	(292,488)	(292,605)	(985,240)	(1,326,590)
Profit/ (loss) for the year	2,282,282	1,657,600	973,445	128,056	341,924	486,391	87,681	121,023	529,704	339,173	17,640	(167,167)	1,319,639	2,399,574	5,552,315	4,964,650
Attributable to:																
Equity holders of the parent	2,258,818	1,625,962	893,047	123,186	292,109	410,381	45,806	83,581	477,602	332,833	17,640	(167,167)	1,216,469	2,323,528	5,201,491	4,732,304
Minority interest	23,464	31,638	80,398	4,870	49,815	76,010	41,875	37,442	52,102	6,340	-	-	103,170	76,046	350,824	232,346
	2,282,282	1,657,600	973,445	128,056	341,924	486,391	87,681	121,023	529,704	339,173	17,640	(167,167)	1,319,639	2,399,574	5,552,315	4,964,650
Purchase and construction of property, plant & equipment	53,305	103,145	1,298,364	1,212,869	5,763	11,944	269,712	478,513	79,815	3,942	13,216	64,310	61,419	119,883	1,781,594	1,994,606
Purchase and construction of intangible assets	-	-	-	-	-	-	-	-	-		40,383	23,140	30,603	-	70,986	23,140
Depreciation of property, plant & equipment	107,188	96,017	911,601	961,001	10,559	10,451	380,870	362,607	87,753	9,351	47,401	46,269	191,481	204,418	1,736,853	1,690,114
Amortisation of intangible assets	14,279	-	-	-	-	-	-	-	187,416	-	5,345	14,819	5,719	-	212,759	14,819
Amortisation/depreciation of leasehold property and other non-current assets	-	-	149,495	111,546	-	-	163,427	179,837	-	-	-	-	1,381	1,381	314,303	292,764
Gratuity provision and related costs	6,837	16,309	51,188	58,309	3,914	1,548	51,818	47,558	26,635	2,854	14,096	14,169	37,207	25,041	191,695	165,788
Impairment losses/reversal of impairment losses	-	53,021	13,067	35,922	-	-	4,777	-	-	-	-	-	3,111	12,000	20,955	100,943
Amortisation of other deferred liabilities	-	-	325	325	-	-	-	-	-	-	-	-	187	1,933	512	2,258

In addition to segment results, information such as finance expenses, tax expenses has been allocated to segments for better presentation.

33.3 Secondary segments (geographical segments, based on the location of assets)

In Rs. '000s	Sri Lanka 2010	Sri Lanka 2009 Re-stated	Asia (excluding Sri Lanka) 2010	Asia (excluding Sri Lanka) 2009	Others 2010	Others 2009	Group Total 2010	Group Total 2009 Re-stated
Segment assets	**74,127,216**	67,735,176	**15,693,458**	15,996,705	**1,003,468**	1,115,555	**90,824,142**	84,847,436
Segment liabilities	**37,648,986**	34,872,680	**11,589,915**	11,976,805	**864,586**	873,445	**50,103,487**	47,722,930
Investment in associates	**13,399,230**	12,131,030	**909,956**	-	**-**	848,966	**14,309,186**	12,979,996
Segment revenue	**43,881,158**	37,727,056	**5,263,382**	4,411,169	**96,682**	57,020	**49,241,222**	42,195,245
Segment results	**2,587,801**	1,602,889	**350,445**	176,524	**6,166**	(25,876)	**2,944,412**	1,753,537
Purchase and construction of property, plant and equipment	**1,652,371**	571,057	**124,070**	1,423,231	**5,153**	318	**1,781,594**	1,994,606
Purchase and construction of intangible assets	**62,264**	-	**-**	-	**8,722**	23,140	**70,986**	23,140
Depreciation of property, plant and equipment	**1,308,397**	1,202,094	**424,243**	484,551	**4,213**	3,469	**1,736,853**	1,690,114
Amortisation of intangible assets	**207,414**	-	**-**	-	**5,345**	14,819	**212,759**	14,819
Amortisation/depreciation of leasehold property and other non-current assets	**180,619**	197,029	**133,684**	95,735	**-**	-	**314,303**	292,764
Gratuity provision and related costs	**189,239**	163,244	**(13)**	2,544	**2,469**	-	**191,695**	165,788
Impairment losses/reversal of impairment losses	**16,178**	100,943	**4,777**	-	**-**	-	**20,955**	100,943
Amortisation of other deferred liabilities	**512**	2,258	**-**	-	**-**	-	**512**	2,258

34 RELATED PARTY TRANSACTIONS

The company carried out transactions in the ordinary course of business at commercial rates with the following related entities. The list of directors at each of the subsidiary and associate companies have been disclosed in the group directory.

As at 31st March *In Rs. '000s*	Note	Group 2010	Group 2009	Company 2010	Company 2009
34.1 Amounts due from related parties					
Subsidiaries	34.3	**-**	-	**531,686**	199,755
Joint ventures		**21,096**	-	**-**	-
Associates		**1,793**	22,129	**1,198**	805
Companies under common control		**-**	-	**-**	-
Key management personnel (KMP)		**-**	-	**-**	-
Close family members of KMP		**-**	-	**-**	-
Companies controlled / jointly controlled / significantly influenced by KMP and their close family members		**-**	-	**-**	-
Post employment benefit plan		**-**	-	**-**	-
		22,889	22,129	**532,884**	200,560
34.2 Amounts due to related parties					
Subsidiaries	34.3	**-**	-	**3,001**	5,619
Joint ventures		**-**	16,471	**-**	-
Associates		**13,163**	-	**-**	-
Companies under common control		**-**	-	**-**	-
Key management personnel		**-**	-	**-**	-
Close family members of KMP		**-**	-	**-**	-
Companies controlled / jointly controlled / significantly influenced by KMP and their close family members		**-**	-	**-**	-
Post employment benefit plan		**-**	-	**-**	-
		13,163	16,471	**3,001**	5,619

As at 31st March In Rs. '000s	Company			
	Amounts due from		Amounts due to	
	2010	**2009**	**2010**	**2009**
34.3 Subsidiaries				
Asian Hotels and Properties PLC.	**3,172**	1,926	-	-
Auxicogent International Lanka (Pvt) Ltd.	**2,435**	2,313	-	-
Auxicogent Investments Mauritius (Pvt) Ltd.	-	34	-	-
Ceylon Cold Stores PLC.	**5,445**	10,579	-	-
Ceylon Holiday Resorts Ltd.	**1,535**	759	-	-
DHL Keells (Pvt) Ltd.	**11,429**	8,916	-	-
Fantasea World Investments (Pte) Ltd.	**39**	-		
Habarana Lodge Ltd.	**1,943**	1,412	-	-
Habarana Walk Inn Ltd.	**1,234**	1,461	-	-
InfoMate (Pvt) Ltd.	**6,420**	8,087	-	-
International Tourists & Hoteliers Ltd.	**5**	18	-	-
JayKay Marketing Services (Pvt) Ltd.	**6,648**	12,127	-	-
John Keells Air Services (Pvt) Ltd.	**353**	185	-	-
John Keells Computer Services (Pvt) Ltd.	**409**	1,254	-	-
John Keells Hotels PLC.	**244**	600	-	-
John Keells International (Pvt) Ltd.	**1,728**	1,950	-	-
John Keells Logistics (Pvt) Ltd.	**479**	327	-	-
John Keells Logistics India (Pvt) Ltd.	**3,230**	2,122	-	-
John Keells Logistics Lanka (Pvt) Ltd.	**10,649**	14,098	-	-
John Keells Maldivian Resorts (Pte) Ltd.	**6**	26	-	-
John Keells Office Automation (Pvt) Ltd.	**3,444**	872	-	-
John Keells PLC.	-	-	**2,942**	5,619
John Keells Software Technologies (Pvt) Ltd.	-	-	-	-
John Keells Stock Brokers (Pvt) Ltd.	-	79	-	-
John Keells Teas Ltd.	**248**	-	-	-
John Keells Warehousing (Pvt) Ltd.	**268**	287	-	-
Kandy Walk Inn Ltd.	**1,263**	1,085	-	-
Keells Consultants Limited.	-	39	**56**	-
Keells Food Products PLC.	**5,360**	5,691	-	-
Keells Hotel Management Serivces Ltd.	**2,491**	9,925	-	-
Keells Realtors Ltd.	**229**	260	-	-
Keells Shipping (Pvt) Ltd.	**1,562**	-	-	-
Lanka Marine Services (Pvt) Ltd.	-	3,613	-	-
Mack Air (Pvt) Ltd.	**1,845**	363	-	-
Mack Air Services Maldives(Pte) Ltd.	**88**	20	-	-
Mackinnon & Keells Financial Services Ltd.	**1,132**	6,863	-	-
Mackinnon Mackenzie and Company (Shipping) Ltd.	**61**	-	-	-
Mackinnon Mackenzie and Company of Ceylon Ltd.	-	27	-	-
Mackinnons Travels (Pvt) Ltd.	**535**	213	-	-
Nexus Networks (Pvt) Ltd.	**214**	-	-	-
Serene Holidays (Pvt) Ltd.	**915**	343	-	-
Trans Asia Hotels PLC.	**3,437**	8	-	-
Transware Logistics (Pvt) Ltd.	**15**	112	-	-
Tranquility (Pte) Ltd.	**36**	-	-	-
Travel Club (Pte) Ltd.	**14**	-	-	-
Trinco Holiday Resorts (Pvt) Ltd.	**2,771**	-	-	-
Trinco Walk Inn Ltd.	-	1,750	**3**	-
Union Assurance PLC.	**483**	174	-	-
Walkers Air Services Ltd.	-	1,232	-	-
Walkers Tours Ltd.	**271**	283	-	-
Whittall Boustead (Pvt) Ltd.	**469**	759	-	-
Whittall Boustead (Travel) Ltd.	**44**	91	-	-
Yala Village (Pvt) Ltd.	**896**	1,779	-	-
Interest bearing loans				
Ceylon Cold Stores PLC.	-	18,757	-	-
JayKay Marketing Services (Pvt) Ltd.	**164,164**	14,164	-	-
John Keells International (Pvt) Ltd.	**15,000**	15,000	-	-
Keells Food Products PLC.	**45,000**	14,272	-	-
Mackinnon & Keells Financial Services Ltd.	**139,528**	31,000	-	-
Trinco Walk Inn Ltd.	-	2,500	-	-
Trinco Holiday Resorts (Pvt) Ltd.	**82,500**	-	-	-
	531,686	199,755	**3,001**	5,619

For the year ended 31st March In Rs.'000s	Note	Group 2010	Group 2009	Company 2010	Company 2009
34.4 Transactions with related parties					
Subsidiaries					
(Purchases) / Sales of goods		-	-	**(2,537)**	(4,827)
(Receiving) / Rendering of services	34.5	-	-	**431,948**	449,567
(Purchases) / Sale of property plant & equipment		-	-	-	118
Loans given	34.5	-	-	**454,028**	984,764
Interest received / (Interest paid)		-	-	**469**	39,218
(Rent taken) / Rent given		-	-	**(16,001)**	(3,540)
(Guarantees taken) / Guarantees given		-	-	**716**	1,531
Joint Ventures					
(Receiving) / Rendering of services		**21,294**	23,173	-	-
Associates					
(Purchases) / Sales of goods		**7,839**	5,317	-	-
(Receiving) / Rendering of services		**22,645**	(32,576)	**(3,048)**	(2,649)
Interest received / (Interest paid)	34.6	**487,649**	526,863	**392,150**	304,916
Key management personnel					
(Receiving) / Rendering of services		**10,420**	3,983	-	-
Close family members of KMP					
(Receiving) / Rendering of services		**18**	1	-	-
Companies controlled / jointly controlled / significantly Influenced by KMP and their close family members					
(Purchases) / Sales of goods		-	(5,184)	-	-
Post employment benefit plan					
Contributions to the provident fund		**161,209**	171,120	**34,551**	37,883

For the year ended 31st March In Rs.'000s	Company 2010	Company 2009
34.5 Transactions with related parties - Subsidiaries		
(Receiving) / Rendering of services		
DHL Keells (Pvt) Ltd.	**96,258**	99,956
Keells Hotel Management Services Ltd.	**51,496**	50,205
JayKay Marketing Services (Pvt) Ltd.	**40,762**	39,081
Ceylon Cold Stores PLC.	**38,231**	40,661
Asian Hotels & Properties PLC.	**18,301**	17,377
John Keells PLC.	**18,204**	23,046
Keells Food Products PLC.	**17,625**	18,787
Walker Tours Ltd.	**17,404**	19,357
Infomate (Pvt) Ltd.	**13,726**	17,266
Trans Asia Hotels PLC.	**13,631**	11,769
John Keells Office Automation (Pvt) Ltd.	**11,912**	12,771
John Keells Stock Brokers (Pvt) Ltd.	**10,273**	14,280
Other subsidiaries	**84,125**	85,011
	431,948	449,567
Loans given		
JayKay Marketing Services (Pvt) Ltd.	**150,000**	75,000
John Keells Logistics Lanka (Pvt) Ltd.	-	18,000
John Keells Office Automation (Pvt) Ltd.	**12,000**	58,334
Keells Food Products PLC.	**45,000**	67,430
Lanka Marine Services (Pvt) Ltd.	-	745,000
Mackinnon & Keells Financial Services Ltd.	**124,528**	21,000
Trans Asia Hotel PLC.	**40,000**	-
Trinco Holiday Resorts (Pvt) Ltd.	**82,500**	-
	454,028	984,764

For the year ended 31st March *In Rs.'000s*	Group 2010	Group 2009	Company 2010	Company 2009
34.6 Transactions with related parties - Associates				
Interest received / (Interest paid)				
Nations Trust Bank PLC.	**487,649**	526,863	**392,150**	304,916

34.7 Terms and conditions of transactions with related parties

Transactions with related parties are carried out in the ordinary course of the business. Outstanding current account balances at year end are unsecured, interest free and settlement occurs in cash.

34.8 Compensation of key management personnel

Key management personnel include members of the Board of directors of John Keells Holdings PLC and its subsidiary companies.

For the year ended 31st March *In Rs.'000s*	Group 2010	Group 2009	Company 2010	Company 2009
Short-term employee benefits	**171,379**	237,771	**70,630**	132,693
Post employment benefits	-	-	-	-
Other long-term benefits	-	-	-	-
Termination benefits	**15,840**	1,429	**15,840**	-
Share based payments	-	-	-	-
	187,219	239,200	**86,470**	132,693

Directors' interest in the employee share option plan of the company

As at 31 March 2010, the executive members of the Board of directors held options to purchase ordinary shares under the employee share option plan as follows;

1,128,486 Ordinary Shares at a price of Rs. 120.74 each, exercisable before 9-4-2011
1,136,800 Ordinary Shares at a price of Rs. 146.00 each, exercisable before 27-5-2012
1,327,050 Ordinary Shares at a price of Rs. 120.00 each, exercisable before 24-3-2013
1.066,660 Ordinary Shares at a price of Rs. 160.25 each, exercisable before 16-12-2014

No share options have been granted to the non-executive members of the Board of directors under the employee share option plan.

35 CONTINGENT LIABILITIES

JOHN KEELLS HOLDINGS PLC (JKH)

The Contingent Liability of JKH as at 31 March 2010, relates to the following;

- **GST & VAT assessments for the year of assessment 2002/03** - The company has filed appeals against these assessments and these are currently pending with the Board of Review of the Department of Inland Revenue.

- **Income tax assessment for the year of assessment 2006/07** - The company has filed an appeal against this assessment and is currently pending the hearing of the Commissioner General of Inland Revenue.

  Having discussed with independent legal and tax experts and based on information available, the contingent liability as at 31 March 2010 is estimated at Rs. 123 mn.

LANKA MARINE SERVICES (PVT) LIMITED (LMS)

The contingent liability of LMS as at 31 March 2010, relates to the following;

- **Value Added Tax (VAT) refunds in dispute with the Department of Inland Revenue** - The company contends that the supply of bunkers to foreign ships constitutes an export that qualifies for zero rating and that it is entitled to a refund of VAT paid on inputs. The Department of Inland Revenue, which earlier accepted the company's claim, had later reversed its position. Opinions from independent tax consultants and independent legal counsel all support the company's position and the company is now pursuing its claim in accordance with the provisions in the Value Added Tax Act, No. 14 of 2002 for resolution of disputes. The appeals made by the company are currently with the Court of Appeal of Sri Lanka.

- **Post privatisation turnover tax levied by the Western Provincial Council** - The company has also disputed this on the basis that its business activity is that of an export. The appeal made by the company is pending further review by the Western Provincial Council.

- **Excise Duty and VAT claimed by Sri Lanka Customs on a single gas oil procurement from Ceylon Petroleum Corporation** - The customs inquiry was held and consequently a show-cause letter was issued. However, the company made an application to the court of appeal to quash the order made by the inquiring officer. The Court of Appeal issued an order in favour of the company and ordered that a fresh inquiry be held, should there be any dues to be recovered by Sri Lanka Customs. Subsequently, Sri Lanka Customs held a fresh inquiry to collect taxes, to which the company raised objections on the basis that Sri Lanka Customs had no authority to recover taxes based on two recent judgments delivered by the Supreme Court of Sri Lanka.

- **Income tax assessment relating to year of assessment 2001/02 –** Assessment was received by the company based on normal tax rates. The company has appealed against this assessment on the grounds that the sale of bunker to foreign ships is an export, which is liable to concessionary rates of taxes, which has been disputed by the Department of Inland Revenue. The appeal made by the company is currently with the Court of Appeal of Sri Lanka.

- **Income Tax Assessments relating to years of assessments 2005/06, 2006/07 and 2007/08 –** Assessments were received in August 2008 and October 2009, consequent to the Supreme Court judgment, whereby the original BOI concessions granted were annulled. Although the assessments were based on normal tax rates the company computed and paid income taxes at concessionary rates of taxes, based on opinions from independent legal counsel and tax consultants, that the supply of bunkers to foreign vessels is an export and therefore eligible to concessionary rates of taxes as provided in the Inland Revenue Act. Appeals have been lodged against the balance taxes assessed and penalties charged by the Inland Revenue. The appeals made by the company have been referred to the Board of Review.

- **Income Tax Assessments relating to years of assessments 2002/03, 2003/04 and 2004/05 –** Assessments were received in January 2009, once again based on normal tax rates. It is the view of the company, based on opinions from independent legal counsel and tax consultants, that the subject years were statutorily time barred as provided in the Inland Revenue Act. The appeal made by the Company is currently before the Commissioner General of Inland Revenue for determination.

  Having discussed with independent legal and tax experts and based on information available, the contingent liability as at 31 March 2010 is estimated at Rs.942mn.

36 CAPITAL AND OTHER COMMITMENTS

Group

Capital and other commitments approved and contracted as at the balance sheet date, not provided for in financial statements amounts to Rs. 2,652 mn. Details are given below.

	Group	
As at 31st March	**2010**	**2009**
In Rs. '000s		
Asian Hotels and Properties PLC. - Crescat Division	**1,997,543**	2,102,506
Asian Hotels and Properties PLC. - Cinnamon Grand	**73,292**	40,497
Ceylon Cold Stores PLC.	**264,469**	14,366
Habarana Lodge Limited.	**127,695**	-
International Tourists & Hoteliers Limited.	**37,000**	-
Trinco Holiday Resorts (Pvt) Limited.	**152,439**	-

Company

The company does not have significant commitments as at the balance sheet date.

	Group	
As at 31st March	**2010**	**2009**
In Rs. '000s		
37 LEASE COMMITMENTS		
Lease rentals due on non-cancellable operating leases:		
Within one year	**986,977**	803,894
Between one and five years	**4,182,394**	3,351,988
After five years	**13,965,519**	14,046,739
	19,134,890	18,202,621

37.1 Details of leases

Company	Lessor	Leased properties
Ceylon Cold Stores PLC.	Colombo Divisional Secretariate	Land occupied.
Ceylon Holiday Resorts Ltd.		
Bentota Beach Hotel.	Sri Lanka Tourist board	Land occupied.
Coral Gardens Hotel.	Sri Lanka Tourist board	Land occupied.
Fantasea World Investment (Pte) Ltd.	Government of Maldives	Land occupied.
Habarana Lodge Ltd.	Kekirawa Divisional Secretariate	Land occupied.
Habarana Walk Inn Ltd.	Kekirawa Divisional Secretariate	Land occupied.
John Keells Maldivian Resorts (Pte) Ltd.	Government of Maldives & a Sub Lease with Yacht Tours Maldives (Pvt) Ltd.	Land occupied.
Jaykay Marketing Services (Pvt) Ltd.	R.J. S. Exports (Pvt) Ltd / R Abeywardena	Land occupied.
John Keells PLC.	Colombo Divisional Secretariate	Land occupied.
Mack Air Services Maldives (Pte) Ltd.	State Trading Organisation PLC.	Office space occupied.
Travel Club (Pte) Ltd.	Government of Maldives and a sub lease with Ellaidhoo Investments (Pte) Ltd.	Land occupied.
Tranquility (Pte) Ltd.	Government of Maldives	Land occupied.
Yala Village (Pvt) Ltd.	Sri Lanka Tourist board	Land occupied.

38 ASSETS PLEDGED

Share certificates pledged by John Keells Holdings PLC

Pledged to	Share certificates of	No of shares
International Finance Corporation	Asian Hotels & Properties PLC.	165,530,612
International Finance Corporation	John Keells Hotels PLC.	862,239,871
International Finance Corporation	Trans Asia Hotels PLC.	14,321,064
International Finance Corporation	Union Assurance PLC.	26,218,968

39 PRIOR PERIOD ADJUSTMENT

South Asia Gateway Terminals (Private) Ltd - (SAGT)

A transfer was effected last year from calls-in-advance to retained earnings relating to the initial proposed share capital of the Sri Lanka Ports Authority (SLPA). As the management of SAGT is currently in discussion with SLPA on how this transfer should be dealt with, the amount classified as retained earnings was credited to calls-in-advance with retrospective effect. The group impact of this transfer is Rs.9.5 mn and Rs.66 mn on the income statement and the statement of changes in equity respectively.

40 POST BALANCE SHEET EVENTS

The Board of directors of the company has declared a final dividend of Rs.1.00 per share for the financial year ended 31 March 2010. As required by section 56 (2) of the Companies Act No. 07 of 2007, the Board of directors has confirmed that the company satisfies the solvency test in accordance with section 57 of the Companies Act No. 07 of 2007,and has obtained a certificate from auditors, prior to declaring a final dividend which is to be paid on 10 June 2010.

In accordance with the Sri Lanka Accounting Standard 12 (Revised 2005), Events after the Balance Sheet date, the final dividend has not been recognised as a liability in the financial statements as at 31 March 2010.

ECONOMIC VALUE STATEMENT

Rs.millions *For the year ended 31 March*	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Total		Eliminations/ Adjustments		Group Total			
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	%	2009	%
Direct economic value generated																						
Revenue	**9,785**	11,717	**12,539**	10,295	**1,821**	1,777	**16,318**	14,483	**5,332**	501	**1,599**	1,771	**3,348**	2,637	**50,742**	43,181	**(2,762)**	(2,158)	**47,980**	**86.18**	41,023	85.08
Interest income	**69**	115	**292**	219	**36**	91	**14**	11	**1,590**	142	**12**	17	**1,231**	1,874	**3,244**	2,469	**(297)**	(203)	**2,947**	**5.29**	2,266	4.70
Dividend income	**14**	12	**250**	162	**49**	31	**-**	-	**4**	-	**-**	-	**3,598**	2,542	**3,915**	2,747	**(3,871)**	(2,693)	**44**	**0.08**	54	0.11
Share of results of associates	**2,158**	1,949	**-**	-	**-**	-	**-**	-	**413**	448	**(13)**	(128)	**(2)**	71	**2,556**	2,340	**-**	-	**2,556**	**4.59**	2,340	4.85
Profit on sale of assets & other income	**94**	258	**342**	117	**26**	57	**298**	322	**314**	1	**18**	76	**939**	1,343	**2,031**	2,174	**120**	322	**2,151**	**3.86**	2,496	5.17
Valuation gain on IP	**-**	-	**-**	9	**-**	168	**-**	-	**-**	-	**-**	-	**-**	-	**-**	177	**-**	(136)	**-**	**-**	41	0.09
	12,120	14,051	**13,423**	10,802	**1,932**	2,124	**16,630**	14,816	**7,653**	1,092	**1,616**	1,736	**9,114**	8,467	**62,488**	53,088	**(6,810)**	(4,868)	**55,678**	**100.00**	48,220	100.00
Economic value distributed																						
Operating costs	**9,138**	10,882	**7,474**	6,155	**1,331**	1,342	**13,299**	11,552	**5,541**	475	**1,066**	1,290	**2,335**	1,691	**40,184**	33,387	**(2,788)**	(2,185)	**37,396**	**67.17**	31,202	64.71
Employee wages & benefits	**416**	656	**2,067**	1,923	**127**	74	**1,740**	1,674	**740**	113	**464**	488	**584**	616	**6,138**	5,544	**-**	-	**6,138**	**11.03**	5,544	11.50
Payments to providers of funds	**112**	571	**1,573**	1,206	**415**	321	**243**	257	**-**	35	**121**	91	**2,950**	3,188	**5,414**	5,669	**(1,849)**	(1,858)	**3,565**	**6.40**	3,811	7.90
Payments to government	**115**	672	**791**	687	**53**	44	**917**	697	**627**	154	**66**	52	**344**	475	**2,913**	2,781	**-**	-	**2,913**	**5.23**	2,781	5.77
Community investments	**(4)**	7	**6**	8	**-**	1	**5**	5	**1**	2	**2**	2	**20**	13	**30**	38	**-**	-	**30**	**0.05**	38	0.08
	9,777	12,788	**11,911**	9,979	**1,926**	1,782	**16,204**	14,185	**6,909**	779	**1,719**	1,923	**6,233**	5,983	**54,679**	47,419	**(4,637)**	(4,043)	**50,042**	**89.88**	43,376	89.96
Economic value retained																						
Depreciation	**107**	96	**912**	961	**10**	11	**381**	363	**88**	9	**47**	46	**192**	204	**1,737**	1,690	**-**	-	**1,737**	**3.12**	1,690	3.50
Amortisation	**14**	-	**149**	111	**-**	-	**163**	179	**187**	-	**-**	16	**12**	(1)	**525**	305	**16**	-	**541**	**0.97**	305	0.63
Profit after dividends	**2,222**	1,167	**451**	(249)	**(4)**	331	**(118)**	89	**469**	304	**(150)**	(249)	**2,677**	2,281	**5,547**	3,674	**(2,189)**	(825)	**3,358**	**6.03**	2,849	5.91
Retained for reinvestment/growth	**2,343**	1,263	**1,512**	823	**6**	342	**426**	631	**744**	313	**(103)**	(187)	**2,881**	2,484	**7,809**	5,669	**(2,173)**	(825)	**5,636**	**10.12**	4,844	10.04

HISTORY OF THE JOHN KEELLS GROUP

1870
The foundation was laid for the corporate journey of John Keells Holdings, when two English brothers, George and Edwin John set up E. John & Co., a firm of produce and exchange brokers.

1948
The firm merged with two London based tea brokers, William Jas and Hy Thompson & Co., and Geo White & Co., thereby evolving into a private liability company in the name of E. John, Thompson, White & Company Ltd.

1960
Ever more enthusiastic to expand its activities, the firm amalgamated with Keell and Waldock Ltd., another long established produce, share and freight broking company thus changing its name to John Keell Thompson White Ltd.

1973
The company acquired a controlling stake in Walkers Tours and Travels (Ceylon) Ltd., one of the country's leading inbound tour operators.

1974
The firm became a rupee quoted public company and took the name of John Keells Ltd

1986
A newly incorporated John Keells Holdings Ltd. (JKH) acquired a controlling stake in John Keells Limited and obtained a quotation on the Colombo Stock Exchange amidst a heavily over-subscribed public share issue.

1991
JKH was involved in the biggest ever deal at the time, when Whittalls group of companies was acquired thus gaining controlling stakes in Ceylon Cold Stores (the country's leading producer of carbonated soft drinks and ice cream), Ceylon Holiday Resorts (owner of Bentota Beach Hotel and Coral Gardens Hotel) and a stake in Union Assurance.

1994
JKH became the first Sri Lankan company to obtain a listing abroad, and issued Global Depository Receipts (GDRs) that were quoted on the Luxembourg Stock Exchange.

1996
Velidhu Resort Hotel, an 80 roomed island resort in the Maldives, was acquired making it JKH's first major overseas investment.

1999
Nations Trust Bank (NTB) was established in a joint venture with the IFC and Central Finance Co. Ltd. Fortune magazine named JKH "One of the ten best Asian stocks to buy". South Asia Gateway Terminals (SAGT) the largest private sector investment in Sri Lanka at that time commenced operations to own, operate and develop the Queen Elizabeth Quay at the port of Colombo.

2000
JKH was rated among the best 300 small companies in the world by Forbes Global magazine. JKH also became the first company in Sri Lanka to obtain the SL AAA rating from Fitch Rating Ltd. JKH was admitted as a full member of the World Economic Forum.

Decade at a glance

2001 - 2002
JKH was ranked one of the "world's best 200 small companies", the only Sri Lankan entity to be named in the list by Forbes global magazine.

2002 - 2003
JKH acquired Lanka Marine Services, the bunkering facility at the port of Colombo. Nations Trust Bank acquired the local operations of American Express.

2003 - 2004
In the largest ever transaction on the Colombo Stock Exchange at that time, JKH acquired Asian Hotels & Properties, an acquisition that brought with it 40 per cent of the five star room capacity in Colombo. The Group sold its 50 per cent stake in RPK Management Services (Pvt) Ltd (its Plantations management company).

2004 - 2005
John Keells Hotels Limited (KHL) was created as a holding company for all Group resorts. JKH acquired a controlling stake in Mercantile Leasing Limited (MLL). The John Keells Social Responsibility Foundation, the Group's CSR arm, was established as a charitable company and registered as a voluntary social service organisation.

2005 - 2006
The Group entered into a MOU to develop a third resort in the Maldives on Alidhoo Island. JKH acquired 80 per cent of Yala Village Hotel. With the sale of Keells Plantations, the Group exited from the ownership of plantations. JKH entered into the BPO space through a joint venture with Raman Roy Associates. The Group also launched its new hotel brands 'Cinnamon Hotels & Resorts' and 'Chaaya Hotels & Resorts'. NTB merged with Mercantile Leasing Limited.

2006 - 2007
The Group acquired a lease on Dhonveli Beach and Spa and Ellaidhoo Tourist Resort in the Maldives. Furthermore, JKH acquired 20 per cent of Associated Motorways PLC. JKH increased its stake in South Asia Gateway Terminals (Pvt) Limited by 7.5 per cent to 33.75 per cent. The Group exited its restaurant businesses with the sale of majority stakes in Keells Restaurants (Pvt) Limited and Crescat Restaurants (Pvt) Limited. John Keells Holdings Ltd was renamed as John Keells Holdings PLC

2007 - 2008
The Group's first 'Cinnamon' resort in the Maldives, 'Cinnamon Island Alidhoo', commenced operations. The lease held by the Group in the Velidhu Island of the Maldives, expired. The International Finance Corporation (IFC), a member of the World Bank group, signed a long term funding arrangement amounting to USD 75 million to support the Group's expansion plans. 74 per cent stake Keells Business Systems Ltd was divested.

2008 - 2009
JKH acquired a further 8.44 per cent in South Asia Gateway Terminals (Pvt) Limited and also increased stakes in Union Assurance PLC, Ceylon Cold Stores PLC, John Keells PLC and Keells Food Products PLC. The privatisation of Lanka Marine Services (Pvt) Ltd was declared null and void as per judgement delivered by the Supreme Court. The stake in Associated Motorways PLC was divested. Acquired a 44 per cent stake in Quatrro Finance & Accounting Solutions.

2009-2010
Please refer 'Operating highlights and significant events' section.

DECADE AT A GLANCE

31st March *Rs. millions*	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**
OPERATING RESULTS										
Group revenue	**47,980**	41,023	41,805	32,855	29,463	23,232	22,285	16,784	11,777	11,822
EBIT	**7,908**	7,986	8,197	6,115	4,850	3,569	3,458	1,311	1,206	1,528
Finance expenses	**(1,370)**	(1,695)	(1,618)	(1,314)	(525)	(404)	(458)	(329)	(324)	(222)
Share of results of associates	**2,556**	2,340	2,243	1,701	958	833	703	451	322	266
Profit before tax	**6,537**	6,292	6,580	4,801	4,325	3,166	2,393	937	882	1,305
Tax expense	**(985)**	(1,327)	(1,055)	(852)	(819)	(646)	(286)	(316)	(290)	(304)
Profit after tax	**5,552**	4,965	5,525	3,949	3,506	2,520	2,107	621	592	1,001
Extra-ordinary item	-	-	-	-	-	185	-	-	-	-
Profit for the year	**5,552**	4,965	5,525	3,949	3,506	2,705	2,107	621	592	1,001
Attributable to:										
Equity holders of the parent	**5,201**	4,733	5,119	3,540	3,064	2,291	1,905	452	543	780
Minority interest	**351**	232	406	409	442	414	202	169	49	221
	5,552	4,965	5,525	3,949	3,506	2,705	2,107	621	592	1,001
CAPITAL EMPLOYED										
Stated capital	**23,322**	22,525	22,464	22,246	9,205	9,095	9,005	2,794	2,691	2,620
Capital reserves	**7,574**	7,437	6,019	3,137	2,815	2,115	1,892	1,938	1,632	1,788
Revenue reserves	**18,936**	15,545	14,914	13,087	10,011	6,686	5,545	4,281	4,028	3,839
	49,832	45,507	43,397	38,470	22,031	17,896	16,442	9,013	8,351	8,247
Minority interest	**6,430**	4,960	4,770	3,696	3,630	3,712	4,936	2,057	1,802	1,959
Total equity	**56,262**	50,467	48,167	42,166	25,661	21,608	21,378	11,070	10,153	10,206
Total debt	**17,453**	21,596	12,667	15,363	5,327	9,105	4,056	4,121	3,568	2,588
	73,715	72,063	60,834	57,529	30,988	30,713	25,434	15,191	13,721	12,794
ASSETS EMPLOYED										
Property, plant and equipment (PP&E)	**29,989**	29,965	28,381	19,688	18,423	19,299	18,103	9,444	8,928	9,135
Non-current assets other than PP&E	**34,104**	33,456	19,128	17,730	8,850	6,033	3,649	3,719	3,039	2,269
Current assets	**34,566**	28,718	23,440	27,759	11,478	13,589	9,798	6,134	9,243	8,304
Liabilities net of debt	**(24,944)**	(20,076)	(10,115)	(7,648)	(7,763)	(8,208)	(6,116)	(4,106)	(7,489)	(6,914)
	73,715	72,063	60,834	57,529	30,988	30,713	25,434	15,191	13,721	12,794
CASH FLOW										
Net cash flows from operating activities	**9,794**	4,146	6,914	2,523	2,664	4,620	3,138	1,891	1,149	1,638
Net cash flows from / (used in) investing activities	**(2,094)**	(3,972)	(4,359)	(10,088)	(2,848)	(4,482)	(6,746)	(2,002)	(1,001)	(1,261)
Net cashflows from / (used in) financing activities	**(636)**	2,332	(6,262)	18,422	(1,027)	271	5,414	(31)	(330)	(645)
Net increase / (decrease) in cash and cash equivalents	**7,064**	2,506	(3,707)	10,857	(1,211)	409	1,806	(142)	(182)	(268)
KEY INDICATORS										
Basic earnings per share (Rs.)	**8.4**	7.5	8.0	6.1	5.3	4.0	3.6	0.9	1.1	1.4
Interest cover (no. of times)	**5.8**	4.7	5.1	4.7	9.2	8.8	6.2	6.5	3.7	6.9
Net assets per share* (Rs.)	**80.4**	74.4	68.2	69.6	57.0	46.9	57.4	52.3	45.4	44.6
Enterprise value	**112,604**	43,336	76,713	95,962	64,389	47,222	33,578	15,841	9,968	4,424
EV / EBITDA	**11.1**	4.3	7.8	13.0	10.7	10.0	9.1	5.5	5.1	2.0
Debt / equity ratio (%)	**31.0**	42.8	26.3	36.4	20.8	29.0	18.3	34.7	35.4	26.1
Dividend payout	**1,844**	1,883	3,176	1,412	1,197	1,075	726	342	330	353
Current ratio (no. of times)	**2.1**	2.1	1.8	1.9	1.2	1.2	1.6	1.2	1.1	1.1
Market price per share unadjusted (Rs.)	**184.0**	62.8	119.8	155.0	157.8	137.5	111.0	70.8	58.0	33.5
Market price per share diluted (Rs.)	**184.0**	62.8	118.8	153.7	113.5	82.5	60.5	29.1	23.8	13.8

* Net assets per share has been calculated based on the net assets of the group and number of shares in issue as at the end of each year.

INDICATIVE US DOLLAR FINANCIAL STATEMENTS

Balance sheet
For information purposes only

As at 31st March *In USD '000s*	Group 2010	 2009 *Re-stated*	Company 2010	 2009
ASSETS				
Non-current assets				
Property, plant and equipment	263,058	259,373	979	1,973
Leasehold property	40,146	41,337	-	-
Investment property	20,478	20,159	7,886	7,782
Intangible assets	22,422	23,093	329	-
Investments in subsidiaries and joint ventures	45	44	190,984	170,464
Investments in associates	125,519	112,352	79,919	68,893
Other investments	73,818	75,752	697	7,047
Deferred tax assets	1,599	1,280	-	-
Other non-current assets	15,129	15,572	527	733
	562,214	548,962	281,321	256,892
Current assets				
Inventories	20,132	19,513	7	7
Investments held for sale	-	124	-	34
Trade and other receivables	87,138	78,141	7,441	6,733
Amounts due from related parties	201	192	4,674	1,736
Short term investments	169,307	132,844	89,280	98,947
Cash in hand and at bank	26,431	17,767	721	144
	303,209	248,581	102,123	107,601
Total assets	865,423	797,543	383,444	364,493
EQUITY AND LIABILITIES				
Equity attributable to equity holders of the parent				
Stated capital	204,582	194,972	204,582	194,972
Capital reserves	66,435	64,370	-	-
Revenue reserves	166,108	134,551	81,974	56,502
	437,125	393,893	286,556	251,474
Minority interest	56,399	42,935	-	-
Total equity	493,524	436,828	286,556	251,474
Non-current liabilities				
Insurance provisions	113,558	95,435	-	-
Non-interest bearing borrowings	158	182	-	-
Interest bearing borrowings	92,451	127,578	60,000	90,735
Deferred tax liabilities	6,857	6,728	-	-
Employee benefit liabilities	9,135	8,283	813	799
Other deferred liabilities	41	45	-	-
Other non-current liabilities	1,898	2,377	-	-
	224,098	240,628	60,813	91,534
Current liabilities				
Trade and other payables	77,781	56,310	3,013	3,404
Amounts due to related parties	115	143	26	49
Income tax liabilities	3,985	4,452	-	-
Short term borrowings	1,316	779	-	-
Current portion of interest bearing borrowings	36,570	15,732	27,504	6,731
Dividend payable	5,434	-	5,434	-
Bank overdrafts	22,600	42,671	98	11,301
	147,801	120,087	36,075	21,485
Total equity and liabilities	865,423	797,543	383,444	364,493
Exchange rate	114.00	115.53	114.00	115.53

Income statement
For information purposes only

As at 31st March *In USD '000s*	Group 2010	Group 2009 Re-stated	Company 2010	Company 2009
Revenue	**420,877**	355,081	**4,774**	5,084
Cost of sales	**(323,807)**	(270,160)	**(2,019)**	(1,925)
Gross profit	**97,070**	84,921	**2,755**	3,159
Dividend income	**386**	465	**31,347**	21,490
Other operating income	**44,042**	32,330	**19,343**	16,538
Distribution expenses	**(18,129)**	(13,744)	-	-
Administrative expenses	**(63,318)**	(52,369)	**(5,739)**	(5,725)
Other operating expenses	**(13,104)**	(11,964)	**(388)**	(348)
Finance expenses	**(12,019)**	(14,673)	**(6,286)**	(7,903)
Change in fair value of investment property	-	351	-	579
Share of results of associates	**22,420**	20,258	-	-
Profit on sale of non-current investments	-	8,879	-	10,472
Profit before tax	**57,348**	54,454	**41,032**	38,262
Tax expense	**(8,642)**	(11,483)	**(146)**	(494)
Profit for the year	**48,706**	42,971	**40,886**	37,768
Attributable to:				
Equity holders of the parent	**45,629**	40,960		
Minority interest	**3,077**	2,011		
	48,706	42,971		
Exchange rate	**114.00**	115.53	**114.00**	115.53

This information does not constitute a full set of financial statements in compliance with SLAS. The above should be read together with the Auditors' opinion and the notes to the financial statements. Exchange rates prevailing at each year end have been used to convert the income statement and balance sheet.

GROUP REAL ESTATE PORTFOLIO

Owning company and location	Buildings in (Sq. Ft)	Land in acres Freehold	Leasehold	Net book value 2010 Rs.'000s	2009 Rs.'000s
PROPERTIES IN COLOMBO					
Ceylon Cold Stores PLC.					
Slave Island Complex, Colombo 2.	94,655	4.97	3.12	**928,962**	931,112
John Keells Holdings PLC.					
320, Union Place, Colombo 2.	81,920	1.94	-	**882,510**	885,664
John Keells PLC.					
130, Glennie Street , Colombo 2.	122,338	1.78	0.58	**615,746**	620,361
56/1, 58, 58 1/1 Kirulapone Avenue, Colombo 5.	-	0.08	-	**1,250**	1,250
John Keells Properties (Pvt) Ltd.					
125, Glennie Street, Colombo 2.	30,840	0.49	-	**197,412**	198,558
Keells Realtors Ltd.					
427 & 429, Ferguson Road, Colombo 15.	27,750	1.22	-	**123,320**	124,161
Mackinnon & Keells Financial Services Ltd.					
Leyden Bastian Road, York Street, Colombo 01.	31,656	0.45	-	**270,308**	271,832
Union Assurance PLC.					
No 20, St. Michaels' Road, Colombo 03.	57,916	0.33	-	**661,440**	585,222
Whittall Boustead Ltd.					
148, Vauxhall Street, Colombo 2.	62,818	3.06	-	**939,883**	942,176
	509,893	14.32	3.70	**4,620,831**	4,560,336
PROPERTIES OUTSIDE COLOMBO					
Ceylon Cold Stores PLC.					
Kaduwela.	242,439	26.15	-	**512,947**	515,899
Trincomalee.	24,905	1.14	-	**30,021**	30,021
Jaykay Marketing Services (Pvt) Ltd.					
385, Negombo Road, Wattala.	12,820	-	0.30	**8,202**	9,556
Liberty Plaza, Colombo 3.	10,000	-	-	-	-
388, Galle Road, Mount Lavinia.	6,000	-	0.24	**6,163**	7,617
John Keells PLC.					
17/1, Temple Road, Ekala, Ja-Ela.	-	2.64	-	**59,000**	59,000
John Keells Warehousing (Pvt) Ltd.					
Muthurajawela.	141,276	-	6.00	**146,037**	149,511
Keells Food India (Pvt) Ltd.					
M 56/A, Greater Kailash Market Part II, New Delhi.	-	-	0.04	**190**	2,636
Keells Food Products PLC.					
41, Temple Road, Ekala, Ja-Ela.	50,199	3.00	3.26	**125,403**	124,538
Tea Smallholder Factories PLC.					
Broadlands.	58,063	4.14	-	**40,992**	39,475
Halwitigala.	56,686	9.60	-	**29,930**	30,678
Hindul Oya.	10,500	0.88	-	**1,738**	1,778
Hingalgoda.	56,796	18.27	-	**34,921**	35,782
Karawita.	75,745	-	4.98	**89,240**	91,589
Kurupanawa.	62,401	12.26	-	**38,791**	39,167
Neluwa.	46,708	4.72	-	**31,436**	32,216
New Panawenna.	41,772	10.59	-	**30,082**	30,373
Pasgoda.	40,354	5.41	-	**21,176**	21,699
Peliyagoda.	31,633	-	0.99	**79,000**	79,000
Raxawa.	24,623	1.22	-	**11,297**	11,568

Owning company and location	Buildings in (Sq. Ft)	Land in acres Freehold	Land in acres Leasehold	Net book value 2010 Rs.'000s	Net book value 2009 Rs.'000s
PROPERTIES OUTSIDE COLOMBO					
Transware-Logistics (Pvt) Ltd.					
Tudella, Ja-Ela.	63,670	18.48	-	**365,556**	372,653
Union Assurance PLC.					
No 06,Rajapihilla Road, Kurunegala.	27,904	0.20	-	**132,490**	121,881
Whittall Boustead Ltd.					
150, Badulla Road, Nuwara Eliya.	4,346	0.46	-	**69,808**	69,904
	1,088,840	119.16	15.81	**1,864,420**	1,876,541
HOTEL PROPERTIES					
Asian Hotels and Properties PLC.					
Cinnamon Grand Premises, Colombo 2.	648,813	11.04	-	**8,105,075**	8,150,122
Crescat Boulevard, Colombo 2.	145,196	-	-	**1,115,460**	1,110,000
Beruwala Holiday Resorts (Pvt) Ltd.					
Beruwala.	-	4.72	-	**231,801**	-
Ceylon Holiday Resorts Ltd.					
Bentota Beach Hotel & Club Intersport, Bentota.	201,356	0.70	11.02	**412,106**	433,918
Coral Gardens Hotel , Hikkaduwa.	167,350	-	4.36	**161,343**	168,171
Central Laundry, Warahena.	16,110	1.40	-	**28,580**	29,326
Fantasea World Investments (Pte) Ltd.					
Chaaya Lagoon Hakura Huraa, Republic of Maldives.	142,682	-	13.42	**520,586**	570,108
Habarana Lodge Ltd.					
The Lodge, Habarana.	194,606	-	25.47	**463,020**	475,922
Habarana Walk Inn Ltd.					
Chaaya Village, Habarana.	162,323	-	9.34	**192,883**	199,526
International Tourists and Hoteliers Ltd.					
Hotel Bayroo, Beruwela.	-	6.55	-	**223,182**	78,000
John Keells Maldivian Resorts (Pte) Ltd.					
Chaaya Island Dhonveli, Republic of Maldives.	245,518	-	18.62	**2,497,548**	2,620,720
Kandy Walk Inn Ltd.					
The Chaaya Citadel, Kandy.	116,725	5.79	-	**316,504**	308,514
Resort Hotels Ltd.					
Nilaveli.	4,485	44.37	-	**107,900**	107,900
Rajawella Hotels Company Ltd.					
Mahaberiatenna, Kandy.	3,700	-	10.00	**36,009**	36,401
Trans Asia Hotels PLC.					
Cinnamon Lake Side, Colombo 2.	425,628	-	7.20	**3,817,688**	3,629,079
Tranquility (Pte) Ltd.					
Cinnamon Island Alidhoo, Republic of Maldives.	215,000	-	36.96	**3,296,174**	3,450,654
Travel Club (Pte) Ltd.					
Chayaa Reef Ellaidhoo, Republic of Maldives.	179,876	-	13.75	**1,887,671**	2,019,656
Trinco Holiday Resorts (Pvt) Ltd.					
Chaaya Blu, Trincomalee.	108,442	12.24	-	**187,068**	-
Trinco Walk Inn Ltd.					
Club Oceanic, Trincomalee.	89,960	16.00	-	**115,591**	233,247
Wirawila Walk Inn Ltd.					
Randunukelle Estate, Wirawila.	-	25.15	-	**32,568**	32,574
Yala Village (Pvt) Ltd.					
The Village, Yala.	67,330	-	10.00	**234,190**	238,790
	3,135,100	127.96	160.14	**23,982,947**	23,892,628
Consolidated value of land and buildings	4,733,833	261.44	179.65	**30,468,198**	30,329,505

GROUP DIRECTORY

TRANSPORTATION

Ports and Shipping

Keells Shipping (Pvt) Ltd (100%)
Shipping agency representation & logistics services
No. 11, York Street, Colombo 1
☎: 2475200
Directors: S C Ratnayake - Chairman,
J R F Peiris, R M David,
L D Ramanayake *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 500,000

Mackinnon Mackenzie & Co (Shipping) Ltd (99.69%)
Shipping agency representation & logistics services
No. 4, Leyden Bastian Road, Colombo 1
☎: 2307526
Directors: S C Ratnayake - Chairman,
J R F Peiris, R M David,
L D Ramanayake *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 5,000,000

Maersk Lanka (Pvt) Ltd (30%)
Shipping agency representation & freight forwarding services
No. 36, D. R Wijewardene Mawatha, Colombo 10
☎: 2423700
Directors: W T Ellawala, Dinesh Lal, R M David
Robert Janvan Trooijen *(appointed w.e.f 01.07.2009)*,
Rizwan Sultan Ali *(appointed w.e.f 01.07.2009)*,
H O Madsen *(resigned w.e.f 01.07.2009)*
Hariharan Iyer *(resigned w.e.f 01.07.2009)*
Stated capital: Rs. 10,000,000

South Asia Gateway Terminals (Pvt) Ltd (42.19%)
Ports & shipping services
Port of Colombo, P.O. Box 141, Colombo 1.
☎: 2457500
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris, R M David,
C Kuo Cheng, H O Madsen, H M Jepsen,
H G Wieske, Dr S S Senerath,
D C Alagarathnam, N Keppetipola,
K N J Balendra *(Appointed w.e.f 01.07.2009)*,
C Menkhorst *(Appointed w.e.f 13.07.2009)*
D Duff *(resigned w.e.f 27.03.2009)*,
J H Madsen *(resigned w.e.f 18.05.2009)*,
L D Ramanayake *(resigned w.e.f 30.06.2009)*,
Stated capital: Rs. 3,788,485,900

Logistics

DHL Keells (Pvt) Ltd (50%)
Express courier services
No. 148, Vauxhall Street, Colombo 2.
☎: 2304304 / 4798600
Directors: S C Ratnayake - Chairman,
R M David, M A Monteiro, S P C Ong
Stated capital: Rs. 20,000,020

John Keells Logistics (Pvt) Ltd (100%)
Integrated supply chain & third party logistics solutions
No. 11, York Street, Colombo 1
☎: 2475200
Directors: S C Ratnayake - Chairman,
J R F Peiris, R M David, A.D. Gunawardene,
L D Ramanayake *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 200,000,000

John Keells Logistics India (Pvt) Ltd (100%)
(Formaly known as Matheson Keells Enterprises (Pvt) Ltd)
Shipping agency representation & logistics services
No.22, 4th Floor, Oxford Palazzo,
Rustambagh Main Road, Off Airport Road,
Bangalore - 560017, India
☎: +91(080)42040004, 42040005
Directors: S C Ratnayake - Chairman,
R M David, R S Fernando,
L D Ramanayake *(resigned w.e.f 02.07.2009)*,
Stated capital: Rs. 120,999,907

John Keells Logistics Lanka (Pvt) Ltd (100%)
(Formaly known as Mack International Freight (Pvt) Ltd)
International freight forwarder & logistics services
No. 11, York Street, Colombo 1
☎: 2475200
Directors: S C Ratnayake- Chairman,
J R F Peiris, R M David,
L D Ramanayake *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 65,000,000

Lanka Marine Services (Pvt) Ltd (99.44%)
Importer & supplier of heavy marine fuel oils & lubricants
No. 4, Leyden Bastian Road, Colombo 1
☎: 2475200
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris,
R M David, R S Fernando
L D Ramanayake *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 350,000,000

Mackinnon Mackenzie & Co of Ceylon Ltd (99.5%)
Foreign recruitment agents & consultants
No. 11, York Street, Colombo 1
☎: 2475200
Directors: S C Ratnayake - Chairman,
J R F Peiris, R M David
Stated capital: Rs. 90,000

Trans-ware Logistics (Pvt) Ltd (50%)
Integrated container depot. operations & logistics services
No.150,150/1, Pamunugama Road, Tudella, Ja-Ela
☎: 2232577 - 87
Directors: S C Ratnayake - Chairman,
J R F Peiris, R M David, Z M Amin,
Q K Liang *(resigned w.e.f 30.12.2009)*
Stated capital: Rs. 220,000,000

Whittall Boustead Ltd - Cargo Division (99.96%)
International freight forwarder & logistics services
No.148, Vauxhall Street Colombo 2
☎: 2475299
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris, R M David,
S Rajendra
Stated capital: Rs. 99,304,300

Airlines

John Keells Air Services India (Pvt) Ltd (100%)
(Formaly known as Matheson Keells Air Services (Pvt) Ltd)
General sales agents for airlines in India.
No.22, 4th Floor, Oxford Palazzo,
Rustambagh Main Road, Off Airport Road,
Bangalore - 560017, India
☎: +91(080)42040004, 42040005
Directors: S C Ratnayake - Chairman,
R M David, R S Fernando,
L D Ramanayake *(resigned w.e.f 02.07.2009)*,
Stated capital: Rs. 17,995,097

Mack Air (Pvt) Ltd (100%)
General sales agents for airlines
No. 11 A, York Street, Colombo 1
☎: Jet Airways - 2475375
Directors: S C Ratnayake- Chairman,
J R F Peiris, R M David, C N Lawrence,
L D Ramanayake *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 12,500,000

Mack Air Services Maldives (Pte) Ltd (49%)
General sales agents for airlines in Maldives
4th Floor, STO Aifaanu Building,
Boduthakurufaanu Magu, Male 20-05
Republic of Maldives
☎: +9603334708 - 09
Directors: S C Ratnayake - Chairman,
J R F Peiris, R M David, S Hameed, A Shihab
Stated capital: Rs. 677,891

Mackinnons Travels (Pvt) Ltd (100%)
(Formally known as Mackinnons American Express Travel (Pvt) Ltd)
IATA accredited travel agent and travel related services
Ceylon Cold Stores Building
No. 1, Justice Akbar Mawatha, Colombo 2
☎: 2318600 - 2318619
Directors: S C Ratnayake - Chairman,
R M David,
J R F Peiris *(Appointed w.e.f 01.07.2009)*,
K K Mukerji *(resigned w.e.f 30.11.2009)*,
L D Ramanayake *(resigned w.e.f 30.06.2009)*,
M Kapur *(appointed w.e.f 30.07.2009 and resigned w.e.f 30.11.2009)*
Stated capital: Rs. 5,000,000

LEISURE

Hotel Management

Keells Hotel Management Services Ltd (100%)
Manager & marketer of resort hotels
No.130, Glennie Street, Colombo 2.
☎: 2306600, 2421101-8
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris,
J E P Kehelpannala
Stated capital: Rs. 19,520,000

John Keells Maldivian Resorts (Pte) Ltd (82.9%)
Holding company of hotel companies in Maldives
7nd Floor,H.Mizan Building,
Sosun Magu, Male, Republic of Maldives
☎: 00960 3313738 /00960 3326219
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris,
J E P Kehelpannala
Stated capital: Rs.2,411,168,681

John Keells Hotels PLC (82.9%)
Holding company of group resort hotel companies in Sri Lanka & Maldives
No.130, Glennie Street, Colombo 2.
☎: 2306600
Directors: S C Ratnayake – Chairman,
A D. Gunewardene, J R F Peiris,
J E P Kehelpannala, M A Omar, R T Wijesinha,
D A Cabraal,
G S A Gunasekara *(resigned w.e.f 30.06.2009)*
Stated capital: Rs.9,500,246,939

John Keells Hotels Mauritius (Pvt) Ltd (82.9%)
Holding company of hotel companies in the Mauritius
IFS Court, TwentyEight, Cybercity, Ebene,Mauritius
☎: (230) 467 3000
Directors: K D Joory– Chairman
A D Gunewardene, J R F Peiris, F Soreefan
Stated capital: Rs.981,435

City Hotels

Asian Hotels and Properties PLC -Cinnamon Grand (83.80%)
Owner & operator of the five star city hotel "Cinnamon Grand"
77, Galle Road, Colombo 3
☎: 2437437 /2497442
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris, R J Karunarajah,
B M Amarasekera, I Samarawickrama,
S Rajendra,
A R Gunasekara *(Appointed w.e.f 08.09.2009)*,
S K G Senanayake *(Appointed w.e.f 08.09.2009)*,
S A Jayasekara *(Appointed w.e.f 08.09.2009)*,
M T L Fernando *(resigned w.e.f 14.08.2009)*
Stated capital: Rs.3,345,118,012

Trans Asia Hotels PLC (85.02%)
Owner & operator of the five star city hotel "Cinnamon Lakeside".
No. 115,Sir Chittampalam A. Gardiner Mawatha, Colombo 2.
☎: 2491000
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris, D S J Pelpola,
N L Gooneratne, R L Nanayakkara,
A R Gunasekara
G S A Gunasekara *(resigned w.e.f 30.06.2009)*
Stated capital: Rs.1,112,879,750

Resort Hotels - Sri Lanka

Beruwala Holiday Resorts (Pvt) Ltd (90.24%)
Owner of Real Estate
No.130, Glennie Street, Colombo 2.
☎: 2306600, 2421101-8
Directors: S C Ratnayake - Chairman *(Appointed w.e.f 22.10.2009)*,
A D Gunewardene *(Appointed w.e.f 22.10.2009)*,
J R F Peiris *(Appointed w.e.f 22.10.2009)*
Stated Capital: Rs. 166,000,000

Ceylon Holiday Resorts Ltd-Bentota Beach Hotel (81.18%)
Owner & operator of "Bentota Beach" in Bentota
Galle Road, Bentota
☎: 034 2275176 / 034 2275266
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris,
J E P Kehelpannala
Stated capital: Rs. 258,803,341

Ceylon Holiday Resorts Ltd - Coral Gardens Hotel (81.18%)
Owner & operator of "Coral Gardens" in Hikkaduwa
P.O Box 1, Galle Road, Hikkaduwa
☎: 091 2277023/ 091 2277421
Directors: S C Ratnayake - Chairman,
A D Gunewardene,
J R F Peiris, J E P Kehelpannala
Stated capital: Rs. 258,803,341

Habarana Lodge Ltd (81.52%)
Owner & operator of " Cinnamon Lodge" in Habarana
P.O Box 2, Habarana
☎: 066 2270011-2/ 066 2270072
Directors: S C Ratnayake - Chairman, A D Gunewardene,
J R F Peiris, J E P Kehelpannala,
G S A Gunasekara, *(resigned w.e.f 30.06.2009)*
Stated capital: Rs.341,555,262

Habarana Walk Inn Ltd (81.88%)
Owner & operator of "Chaaya Village" in Habarana
P.O Box 1, Habarana
☎: 066 2270046-7/ 066 2270077
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris,
J E P Kehelpannala
Stated capital: Rs. 126,350,000

International Tourists and Hoteliers Ltd (80.71%)
Owner of real estate
No.130, Glennie Street, Colombo 2.
☎: 2306600, 2421101-8
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris ,
J E P Kehelpannala, H G Arrawawala,
W M S Fernando, D C Alagaratnam
Stated capital: Rs. 89,525,925

Kandy Walk Inn Ltd (81.56%)
Owner & operator of "Chaaya Citadel" in Kandy
No.124, Srimath Kuda Ratwatte Mawatha, Kandy
☎: 081 2234365-6/ 081 2237273-4
Directors: S C Ratnayake- Chairman, A D Gunewardene,
J R F Peiris, J E P Kehelpannala, R T Molligoda
Stated capital: Rs. 115,182,009

Rajawella Hotels Ltd (82.9%)
Owner of real estate
No.130, Glennie Street, Colombo 2.
☎: 2306780, 2421101-8
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris
Stated capital: Rs. 20,000,000

Resort Hotels Ltd (81.18%)
Owner of real estate
No.130, Glennie Street, Colombo 2.
☎: 2306780, 2421101-8
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris
Stated capital: Rs. 750,070

Trinco Holiday Resorts (Pvt) Ltd (82.9%)
Owner & operator of "Chaaya Blu" in Trincomalee
Alles Garden, Uppuveli, Sampathiv Post
☎: 2421101-8
Directors: S C Ratnayake - Chairman *(Appointed w.e.f 09.11.2009)*,
A D Gunewardene *(Appointed w.e.f 09.11.2009)*,
J R F Peiris *(Appointed w.e.f 09.11.2009)*
Stated Capital: Rs.357,000,000

Trinco Walk Inn Ltd (82.9%)
Owner of Real Estate
Alles Garden, Uppuveli,Sampathiv Post,
Trincomalee
☎: 026 112421101-8, 2306600
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris,
J E P Kehelpannala
Stated capital: Rs.119,850,070

Wirawila Walk Inn Ltd (82.9%)
Owner of real estate
No.130, Glennie Street, Colombo 2.
☎: 2306780, 2421101-8
Directors: S C Ratnayake – Chairman,
A D Gunewardene,
J R F Peiris *(Appointed w.e.f 01.07.2009)*,
G S A Gunasekara *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 15,000,000

Yala Village (Pvt) Ltd (77.74%)
Owner and operator of "Yala Village" in Yala
P.O Box 1,Kirinda, Tissamaharama
☎: 047 2239449-52
Directors: M A Perera - Chairman
S C Ratnayake, A D Gunewardene, J R F Peiris,
J A Davis, J E P Kehelpannala
Stated capital: Rs.419,427,600

Resort Hotels - Maldives

Fantasea World Investments (Pte) Ltd (82.9%)
Owner & operator of "Chaaya Lagoon Hakuraa Huraa" in Maldives
7nd Floor,H.Mizan Building,
Sosun Magu, Male, Republic of Maldives
☎: 00960 6720014 /00960 6720065
Directors: S C Ratnayake - Chairman, A D Gunewardene,
J R F Peiris, J E P Kehelpannala
Stated capital: Rs. 341,573,190

John Keells Maldivian Resorts (Pte) Ltd (92.69%)
Operator of "Chaaya Island Dhonveli " in Maldives
7nd Floor,H.Mizan Building,
Sosun Magu, Male, Republic of Maldives
☎: 00960 3313738 /00960 3326219
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris,
J E P Kehelpannala
Stated capital: Rs.2,411,168,681

Tranquility (Pte) Ltd (82.9%)
Owner and operator of "Cinnamon Island Alidhoo" in Maldives
7nd Floor,H.Mizan Building,
Sosun Magu, Male, Republic of Maldives
☎: 960 6501111/009606505520
Directors: S C Ratnayake – Chairman
A D Gunewardene , J E P Kehelpannala
Stated capital: Rs.552,519,608

Travel Club (Pte) Ltd (82.9%)
Operator of "Chaaya Reef Ellaidhoo" in Maldives
7nd Floor,H.Mizan Building, Sosun Magu, Male,
Republic of Maldives
☎: 00960 6660839 /00960 6660664
Directors: S C Ratnayake - Chairman, A D Gunewardene,
J R F Peiris, J E P Kehelpannala
Stated capital: Rs. 143,172,000

Destination Management

Serene Holidays (Pvt) Ltd (98.84%)
Tour operators
421, Midas, Shar plaza,JB Cpitals Nagar,
Andheri, Kurla Road, Andheri (East),
Mumbai 400 059 ,India
☎: 091-2240053036-8
Directors: A D Gunewardene, V Leelananda
Stated capital: Rs.22,758,176

Walkers Tours Ltd (98.51%)
Inbound tour operators
No.130, Glennie Street, Colombo 2.
☎: 2306000
Directors: S C Ratnayake - Chairman, A D Gunewardene,
J R F Peiris, V Leelananda
Stated capital: Rs. 51,374,200

Whittall Boustead (Travel) Ltd (100%)
Inbound tour operators
No.130, Glennie Street Colombo 2.
☎: 2306000
Directors: S C Ratnayake – Chairman, A D
Gunewardene, J R F Peiris, V Leelananda
Stated capital: Rs. 7,500,000

PROPERTY

Property Development

Asian Hotels and Properties PLC - Crescat Boulevard, The Monarch, The Emperor (83.80%)
Developer and manager of integrated properties
No.77, Galle Road, Colombo 3
☎: 5540404
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris, R J Karunarajah,
B M Amarasekera, I Samarawickrama,
S Rajendra
A R Gunasekara *(appointed w.e.f 08.09.2009)*,
S K G Senanayake *(appointed w.e.f 08.09.2009)*,
S A Jayasekara *(appointed w.e.f 08.09.2009)*
M T L Fernando
(Deceased/ceased to be a Director on 14.08.2009)
Stated capital: Rs. 3,345,118,012

Real Estate

J K Properties (Pvt) Ltd (100%)
Property developers
No.130, Glennie Street, Colombo 2.
☎: 2306000 /2421101-9
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris, S Rajendra
Stated capital: Rs.240,000,030

Keells Realtors Ltd (95.56%)
Owner of real estates
No.130, Glennie Street, Colombo 2.
☎: 2306000 /2421101-9
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris, S Rajendra
Stated capital: Rs.75,000,000

Whittall Boustead Ltd - Real Estate Division-(99.96%)
Renting of office space
No. 148, Vauxhall Street,Colombo 2.
☎: 2329161 /2327805
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris, R M David,
S Rajendra
Stated capital: Rs.99,304,300

CONSUMER FOODS AND RETAIL

Consumer Foods

Ceylon Cold Stores PLC (80.47%)
Beverages, frozen confectionery, processed
meats, diary products and holding
company of JayKay Marketing Services (Pvt) Ltd.
No. 1, Justice Akbar Mawatha, Colombo 2
☎: 2328221/7, 2318777
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris, J R Gunaratne,
U P Liyanage, P S Jayawardena, A R Rasiah
Stated capital: Rs. 270,200,000

Keells Food Products PLC (83.18%)
Manufacturer and distributor of branded
meat and convenience food products.
P.O Box 10,No.16, Minuwangoda Road, Ekala
Ja-Ela
☎: 2236317/ 2236364
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris, J R Gunaratne,
R Pieris S H Amarasekera, A D E I Perera,
M P Jayawardena
Stated capital: Rs. 274,815,000

John Keells Foods India (Pvt) Ltd (83.18%)
Manufacturer and distributor of branded meat
and convenience food products.
M-56/A Greater Kailash market Part II
New Delhi -110048
☎: 0091 47600300 - 31
Directors: S C Ratnayake- Chairman
J R F Peiris, J R Gunaratne
Stated capital:Rs.183,432,202

Keells Food Products Mauritius (Pvt) Ltd (83.18%)
Investment holding company in Mauritius
IFS Court, TwentyEight, Cybercity, Ebene,Mauritius
☎: (230) 467 3000
Directors: S C Ratnayake- Chairman *(Appointed w.e.f,)*,
A D Gunewardene, J R F Peiris , F Soreefan,
K D Joory
Stated capital: Rs.981,435

Retail

JayKay Marketing Services (Pvt) Ltd (80.47%)
Operator of "Keells Super" chain of supermarkets
No.125, Glennie Street, Colombo 2
☎: 2343792 / 2343794-98
Directors: S C Ratnayake - Chairman,
J R F Peiris, M R N Jayasundera-Moraes,
K N J Balendra
Stated capital: Rs.498,000,000

FINANCIAL SERVICES GROUP

John Keells Stock Brokers (Pvt) Ltd (90.04%)
Share broking services
No.130, Glennie Street, Colombo 2.
☎: 2446694-5 /2338066 / 4710721-4, 0112306250
Directors: A D Gunewardene - Chairman,
S C Ratnayake, J R F Peiris, K N J Balendra
Stated capital: Rs.7,500,000

Nations Trust Bank PLC (29.9%)
Commercial banking and leasing operations
No. 242, Union Place, Colombo 2.
☎: 4313131
Directors: A D Gunewardene - Chairman
J R F Peiris , A K Gunaratne, E H Wijenaike,
C H S K Piyaratna, A R Rasiah, D Weerakoon,
M E Wickremesinghe
K N J Balendra *(appointed w.e.f 01.12.2009)*,
S G Rajakaruna *(appointed w.e.f 15.09.2009)*,
Z H Zavahir *(resigned w.e.f. 20.08.2009)* ,
S C Ratnayake *(resigned w.e.f. 01.12.2009)*
Stated capital as at Rs.4,367,631,040

Union Assurance PLC (80.6 %)
Life and general insurance underwriters
No.20, St. Michaels' Road, Colombo 3
☎: 2428428
Directors: A D Gunewardene - Chairman
J R F Peiris, M A Tharmaratnam,
K N J Balendra, A K Gunaratne,
Ashan de Zoysa, Gerald De Saram
H A Rehmanjee *(resigned w.e.f 30.09.2009)*
Stated capital: Rs.388,433,000

INFORMATION TECHNOLOGY

IT Services

Information Systems Associates (49%)
Software development services in Bahrain
P.O Box. 132, Sajaah, UAE
☎: 97165088810
Directors: A. Ali, D.Hubbard, A Hamdany, J R F Peiris,
G S Dewaraja, R S Fernando
Stated capital: Rs.97,594,274

John Keells Computer Services (UK) Ltd (100%)
Software development services (UK)
268,Bath Road,Slough, SLI 4DX, United Kingdom
☎: 441753725283
Directors: A D Gunewardene - Chairman,
G S Dewaraja , R S Fernando
Stated capital: Rs.9,507

John Keells Computer Services (Pvt) Ltd (100%)
Software services
No. 148, Vauxhall Street,Colombo 2.
☎: 2300770-77
Directors: A D Gunewardene - Chairman
S C Ratnayake, J R F Peiris, G S Dewaraja,
R S Fernando
Stated capital: Rs. 96,500,000

John Keells Software Technologies (Pvt) Ltd (100%)
Marketer of software packages
No. 148, Vauxhall Street,Colombo 2.
☎: 2300770-77
Directors: A D Gunewardene - Chairman,
J R F Peiris, G S Dewaraja, R S Fernando
Stated capital: Rs. 8,000,000

Office Automation

John Keells Office Automation (Pvt) Ltd (100%)
Dealers in office automation equipment
No.320/1, Union Place, Colombo 2
☎: 2431576 / 4702611 , 2313000
Directors: A D Gunewardene - Chairman,
J R F Peiris, G S Dewaraja, R S Fernando
Stated capital: Rs. 5,000,000

IT Enabled Services

Auxicogent Alpha (Pvt) Ltd (100%)
Investment holding company
IFS Court, 28, Cybercity,Ebene, Mauritius
☎: (230) 467 3000
Directors: S C Ratnayake – Chairman
A D Gunewardene, J R F Peiris, K D Joory,
F Soreefan, K N J Balendra, R S Fernando
Stated Capital: Rs. 617,293,783

Auxicogent Holdings (Pvt) Ltd.(100%)
Holding company of Auxi group companies
IFS Court, TwentyEight, Cybercity, Ebene,Mauritius
☎: (230) 467 3000
Directors: S C Ratnayake – Chairman
A D Gunewardene, J R F Peiris , K D Joory,
F Soreefan, R S Fernando *(appointed w.e.f 12.02.2010)*,
K N J Balendra *(appointed w.e.f 12.02.2010)*,
R M David *(resigned w.e.f,)*
Stated capital: Rs. 1,541,700,000

Auxicogent International (Pvt) Ltd (100%)
Investment holding company
IFS Court, 28, Cybercity,Ebene, Mauritius
☎: (230) 467 3000
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris , K.D Joory,
F Soreefan, R Dutta, R Roy, R S Fernando,
K N J Balendra *(appointed w.e.f 12.02.2010)*,
R M David *(resigned w.e.f 1.02.2010)*,
Stated capital: Rs. 1,616,700,008

Auxicogent International Lanka (Pvt) Ltd (100%)
BPO operations
No.4, Leyden Bastian Road, Colombo 1
☎: 2475375
Directors: S C Ratnayake - Chairman,
A D Gunewardene, J R F Peiris ,R M David,
R S Fernando
Stated capital: Rs.322,822,050

Auxicogent International US Inc (100%)
Management of the US based Sales Team for Quatrro Business Support Services
441 Centerwood Drive, Tarpon Springs,
Florida 34688
☎: 727-942-0736
Director: Edward Quintero
Stated capital: Rs.538,250

Auxicogent Investments Mauritius (Pvt) Ltd (100%)
Investment holding company
IFS Court, 28, Cybercity,Ebene, Mauritius
☎: (230) 467 3000
Directors: S C Ratnayake – Chairman,
A D Gunewardene , J R F Peiris , K D Joory,
F Soreefan, K N J Balendra, R S Fernando
R Roy *(appointed w.e.f 04.05.2009)*,
R Dutta *(appointed w.e.f 04.05.2009)*
Stated Capital: Rs. 618,085,966

InfoMate (Pvt) Ltd (100%)
IT enabled services
No.320/1, Union Place, Colombo 2
☎: 2318224 /2318240
Directors: S C Ratnayake, J R F Peiris, M J S Rajakariar,
R S Fernando
Stated capital: Rs.20,000,000

Quatrro Business Support Services (Pvt) Ltd (49%)
(Formaly known as Auxicogent BPO Solutions (Pvt) Ltd)
BPO operations
A-16/9, Vasant Vihar, New Delhi
☎: +91 124 4561000
Directors: J R F Peiris– Chairman,
Sunil Rawal, Upendra Singh, R S Fernando,
K N J Balendra
Stated capital: Rs. 22,500,000

Quatrro Finance and Accounting Solutions (Pvt) Ltd (44%)
IT based services, electronic remote processing services, e services
A-16/9, Vasant Vihar, New Delhi-110057
Directors: Suresh Subramanian, R S Fernando,
V Balakrishnan, K N J Balendra, C M Soriano
V Srinivasan *(appointed w.e.f 21.06.08)*,
Stated capital: Rs. 798,833,020

OTHERS

Plantation Services

John Keells PLC (86.90 %)
Commodity brokers
No.130, Glennie Street, Colombo 2.
☎: 2306000 /2421101-9
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris, S T Ratwatte,
K D W Ratnayake, T de Zoysa,
Y A Jordon Hansen,
L D Ramanayake *(appointed w.e.f 01.07.2009)*,
G S A Gunesekera *(resigned w.e.f 30.06.2009)*,
Stated capital: Rs.152,000,000

John Keells (Teas) Ltd (100%)
Management of bought tea factories & others
No.130, Glennie Street, Colombo 2.
☎: 2335880,2306500
Directors: S C Ratnayake- Chairman,
J R F Peiris, L D Ramanayake *(appointed w.e.f 01.07.2009)*,
G S A Gunesekera *(resigned w.e.f 30.06.2009)*.
Stated capital: Rs. 120,000

John Keells Warehousing (Pvt) Ltd (86.90%)
Warehousing of rubber and tea
No.93,1st Lane,Kerawalapitiya, Wattala,
Muturajawala
☎: 4819560
Directors: S C Ratnayake - Chairman, J R F Peiris,
L D Ramanayake *(appointed w.e.f 01.07.2009)*,
G S A Gunesekera *(resigned w.e.f 30.06.2009)*
Stated capital: Rs.120,000,000

Tea Smallholder Factories PLC (37.62%)
Owner and operator of factories for tea smallholders
320/1, Union Place,Colombo 2
☎: 2335880 / 5332071
Directors: S C Ratnayake – Chairman,
A D Gunewardene, J R F Peiris,
E H Wijenaike,R Seevaratnam,
R E Rambukwella, A S Jayatilleke,
J S Ratwatte,
L D Ramanayake *(Appointed w.e.f 01.07.2009)*,
G S A Gunesekera *(resigned w.e.f 30.06.2009)*,
Stated capital: Rs.150,000,000

Centre & Others

Central Hospital (Pvt) Ltd (26.81%)
Providers of healthcare services
114, Norris Canal Road , Colombo 10
☎: 4666000
Directors: A K Pathirage, S Selliah, D S Rajapakse,
D Wimalasundera, K M P Karunaratne,
S D Nimalasuriya, S A B Rajapaksa,
A D Gunewardene, K N J Balendra
H D I Hettiarachchi, G L H Premaratne
Stated capital: Rs.3,032,718,511

Facets (Pvt) Ltd (100%)
Owner of real estate
No.130, Glennie Street, Colombo 2.
☎: 2306000
Directors: S C Ratnayake- Chairman, J R F Peiris,
Stated capital: Rs.150,000

John Keells Holdings PLC
Group holding company & function based services
No.130, Glennie Street, Colombo 2.
☎: 2306000 /2421101-9
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris,
E F G Amerasinghe, Steven Enderby,
P D Rodrigo, T Das, S S Thiruchelvam,
G S A Gunesekera *(resigned w.e.f 30.06.2009)*
Stated capital: Rs.22,876,779,505

John Keells Holdings Mauritius (Pvt) Ltd (100%)
Holding company in the Mauritius
IFS Court,28, ,Cybercity,Ebene,Mauritius
☎: 2304673000
Directors: S C Ratnayake - Chairman
A F Soreefan, A D Gunewardene, J R F Peiris,
K D Joory
Stated capital: Rs.107,755,670

John Keells International (Pvt) Ltd (100%)
Regional holding company providing administrative & function based services
No.130, Glennie Street, Colombo 2.
☎: 2306000 /2421101-9
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris
Stated capital: Rs. 1,545,000,000

J K Packaging (Pvt) Ltd (100%)
Printing and packaging services provider for the export market
No.130, Glennie Street, Colombo 2
☎: 2475308
Directors: S C Ratnayake- Chairman,
R.M.David, R S Fernando
Stated capital: Rs.14,500,000

John Keells Singapore (Pte) Ltd (80%)
International trading services
No.3, Raffles Place,#07-01,
Bharat Building, Singapore-048617
☎: 65 67329636
Directors: S C Ratnayake- Chairman, J R F Peiris,
R M David, R Ponnampalam
Stated capital: Rs.9,638,000

Keells Consultants Ltd (98.13%)
Company secretarial services to the group
No.130, Glennie Street, Colombo 2.
☎: 2421101-9
Directors: S C Ratnayake- Chairman,
A. D Gunewardene, J R F Peiris,
D C Alagaratnam
Stated capital: Rs.160,000

Mackinnon and Keells Financial Services Ltd (99.81%)
Rental of office space
No. 4, Layden Bastian Road, Colombo 1
☎: 2475102-3
Directors: S C Ratnayake- Chairman,
A. D Gunewardene, J R F Peiris , S Rajendra
Stated capital: Rs.10,800,000

Mortlake Ltd (100%)
Investment company
No. 148, Vauxhall Street,Colombo 2.
☎: 2475308
Directors: S C Ratnayake- Chairman,
A D Gunewardene, J R F Peiris,
D C Alagaratnam *(Appointed w.e.f 01.07.2009)*,
G S A Gunesekera *(resigned w.e.f 30.06.2009)*
Stated capital: Rs. 3,000

Nexus Networks (Pvt) Ltd (99.99%)
Operator of a loyalty card programme
No. 125, Glennie Street, Colombo 2.
☎: 2343792 / 2343794-98
Directors: S C Ratnayake – Chairman,
J R F Peiris , M R N Jayasundera- Moraes,
K N J Balendra
Stated capital: Rs.100,000

SRI LANKAN ECONOMY

Summary Indicator	Units	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
GDP Growth	Per cent	4.7	4.3	6.0	(1.5)	4.0	5.9	5.4	6.2	7.7	6.8	6	**3.5**
GDP(current prices)	Rs. Billion	1,018	1,106	1,258	1,410	1,582	1,822	2,091	2,453	2,939	3,578	4,411	**4,825**
GDP(current prices)	USD Billion	15.8	15.7	16.9	16.3	17.1	18.9	20.7	24.4	28.3	32.3	39.6	**41.32**
GDP per Capita (USD) Growth	Per cent	8.0	(1.8)	4.2	(6.5)	3.4	9.0	8.6	20.5	14.5	15.0	23.3	**1.9**
GDP per capita (market prices)	Rs.'000	56.8	60.7	68.1	75.1	83.2	94.7	107.4	124.7	147.8	178.8	218.2	**235.9**
GDP per capita (market prices)	USD	879	863	899	841	870	948	1,030	1,241	1,421	1,634	2,014	**2,053**
Inflation (CCPI- 100=2002) YoY	Per cent							13.0	7.4	13.5	18.8	14.4	**4.8**
Current Account Balance	USD Billion	(0.2)	(0.6)	(1.1)	(0.2)	(0.2)	(0.07)	(0.6)	(0.7)	(1.5)	(1.4)	(1.4)	**(0.2)**
Current Account % of GDP	Per cent	(1.4)	(3.6)	(6.4)	(1.4)	(1.4)	(0.4)	(3.1)	(2.7)	(5.3)	(4.2)	(9.5)	**(0.5)**
Population	Million	18.8	19.0	19.1	18.8	19.0	19.3	19.5	19.7	19.9	20.0	20.2	**20.5**
Exchange Rate (Annual Average)	USD/Rs.	64.59	70.4	75.8	89.4	95.7	96.5	101.2	100.5	104.0	110.6	108.3	**114.9**
Exchange Rate Change (Annual Average)	Per cent	9.5	9.0	7.7	17.9	7.0	0.9	4.8	(0.7)	3.4	6.4	(2.1)	**6.1**
12m T-Bill yield (yr-end)	Per cent	12.6	12.8	18.2	13.7	9.9	8.0	7.7	10.4	13.0	20.0	19.12	**9.33**
Prime Lending Rate (yr-end)	Per cent	14.9	15.9	21.5	14.3	12.2	9.3	10.2	12.2	15.2	18.0	18.5	**10.91**
M2b Money supply growth	Per cent	13.2	13.4	12.9	13.6	13.4	15.3	19.6	19.1	17.8	16.6	8.5	**18.6**
Exports	USD Billion	4.8	4.6	5.5	4.8	4.7	5.1	5.8	6.3	6.7	7.7	8.1	**7.1**
Imports	USD Billion	5.9	6.0	7.3	6.0	6.1	6.7	8.0	8.9	10.3	11.3	14.1	**10.2**
Balance of Payments	Per cent of GDP	0.2	(1.7)	(3.1)	1.3	2.0	2.7	(1.0)	2.1	0.7	1.6	(3.5)	**6.6**
Budget Deficit	Per cent of GDP	(9.2)	(7.5)	(9.5)	(10.4)	(8.5)	(7.3)	(7.5)	(7.0)	(7.0)	(6.9)	(7.0)	**(9.8)**
Unemployment Rate	Per cent	9.2	8.9	7.6	7.9	8.8	8.4	8.3	7.2	6.5	6.0	5.4	**5.8**
All Share Index (yr-end)	Points	597	573	448	621	815	1,062	1,507	1,922	2,722	2,541	1,639.8	**3,724.6**
Tourist Arrivals	No.'000	381	436	400	337	393	501	566	549	560	494	438.5	**447.9**

Sources: CBSL, IMF

2009 was a year of restrained growth, not only for Sri Lanka, but also for the whole world. Due to this constrained growth and thereby a decrease in global commodity prices, the high levels of inflation seen in 2008 were fast contained across many countries. Sri Lanka, being no exception recorded a lower average annual inflation figure of 3.4 per cent. On the demand-side, inflation was controlled via the tight monetary policy implemented, whilst on a supply-side, the lower global commodity prices played a crucial role.

The key macro level event that took place in 2009 was the end of the three decade war. As a result of this, quarterly GDP showed a promising uptick during the third and fourth quarters of 2009. The stock market performed very well with the ASPI recording a 125 per cent increase for 2009. This key domestic event, together with the expected global recovery in 2010 makes the Sri Lankan economic climate seem increasingly attractive for investment and growth purposes. The Government's initiative on upgrading the infrastructural front of the country is a key favourable point in this regard.

The Balance of Payments returned to depicting a positive figure, an encouraging reversal relative to the negative number shown in 2008. The current account deficit contracted significantly as a result of the dip in imports due to the economic slowdown in Sri Lanka for the year. Although the coming years should see the current account expand, the overall Balance of Payments can be expected to remain positive driven by strong inflows through the capital account.

The Sri Lanka growth forecast for 2010 by the IMF (5.5%) and ADB (6%) are higher than that achieved in 2009, yet lower than that of the CBSL forecast of a 6.5% growth. This being said, agency forecasts do see moderate upward pressure on inflation for 2010.

Year that Was

Sri Lanka's real GDP growth slowed to 3.5% in 2009, a drop from the previous year's 6%. Growth in all three sectors declined, with services, the largest component of the economy, growing by 3.3% compared to 5.6% last year. This growth was led by the hotels and restaurants, transport and communication, and Government service segments. The wholesale and retail segment contracted mainly due to the slowdown in overall economic activity.

The Industrial sector grew by 4.2% compared to 5.9% last year with the manufacturing sector growing by 3.3%. Construction and mining & quarrying activities also performed well in this sector, recording growth rates of 5.6% and 8.2% respectively.

Growth in the Agriculture sector fell to 3.2% from 7.5% last year. A point worth noting is that the strong buoyant tea prices in 2009 helped mitigate the loss from lower production levels. A drop in production in tea, paddy and tobacco also negatively affected the agricultural sector.

The annual unemployment rate increased to 5.8%, an increase from the 5.4% recorded in 2008, whilst the per capita income rose to US dollars 2,053 (a 1.9% growth vs. the 23.3% growth recorded in 2008). Gross National Product grew by 4.8% YoY in 2009.

Over the year, there was a slowdown in aggregate demand, with growth in consumption and investment demand in real terms losing pace to 4.1% and -2.6% in 2009 from 28.8% and 21.5% respectively in 2008. This being said the export of goods and services decreased by 5.9% compared to a growth of 5.2% in 2008.

Inflation slowed down, with an annual average increase of 3.4% and a point to point percentage change of 4.8% in 2009 (compared to 14.4% YoY in 2008). By March 2010 the YoY growth had reached 6.3% and is expected to show upward pressure during the rest of the year. Interest rates in all markets have remained at the loose levels since the rate reductions through 2009.

Export earnings in 2009 were US dollars 7,085 million, a decrease of 12.7%. This being said, Agricultural and Industrial exports decreased by 8.9% and 13.8% respectively. Industrial exports continued to be dominated by textiles & garments, but stronger growth in other industrial exports led to the continuation of the recent trend of a falling reliance on garment exports. It is important to note here that all segments of the industrial export category recorded decreases in growth.

Imports decreased by 27.6% to reach US dollars 10,206.6 million, as a result of all import categories decreasing. Petroleum imports contributed 40% to the growth in overall imports. However the higher growth of exports compared to the growth of imports helped contract the trade deficit.

Helped by the contracted current account deficit, the balance of payments recorded a surplus of US dollars 2,725 million. The gross official reserves excluding ACU receipts rose to an all time high level of US dollars 5,097 million. Given the nature of the composition (job wise) of Sri Lankans working abroad, remittances during 2009 remained strong, independent of the global recession. Finally, Net FDI inflows, decreased to US dollars 384 million.

During 2009, tourist arrivals rose by 2.1% to 447,890 from 438,475 witnessed in 2008. The end of the conflict led to a positive revision of many travel advisories and thus saw an influx of tourists during the post-war period of 2009. Accordingly, gross tourist receipts increased by 8.2% (vs. the 12.9% decrease in 2008). Of the tourists, the highest growth rate was recorded in those coming for holiday purposes (11.6% growth) whilst those coming for business purposes increased moderately (by 3.3%).

The All Share Price Index (ASPI) rose by 127% YoY to 3,724.6 points on March 31st 2010 from 1,639.8 points the previous year, whilst the Milanka Price Index (MPI) rose by 147% YoY. This was driven primarily by the investor confidence generated with the end of the war.

GLOSSARY OF FINANCIAL TERMS

Accrual basis
Recording revenues & expenses in the period in which they are earned or incurred regardless of whether cash is received or disbursed in that period.

Beta
Co-variance between daily market return and daily JKH share return divided by variance of daily JKH share return over a period of 5 years.

Capital employed
Shareholders' funds plus minority interest and debt.

Capital structure leverage (CSL)
Average total assets divided by average shareholders equity.

Cash earnings per share
Profit after tax adjusted for non cash items minus share of associate company profits plus dividends from associate companies divided by the weighted average number of ordinary shares in issue during the period.

Cash interest and tax cover
Cash flow from operations before working capital changes divided by cash interest and tax payments.

Cash ratio
Cash plus short term investments divided by current liabilities.

Cash to price earnings
Diluted market price per share divided by diluted cash earnings per share.

Common earnings leverage (CEL)
Profit attributable to equity holders of the parent divided by profit after tax.

Contingent liabilities
A condition or situation existing at the balance sheet date due to past events, where the financial effect is not recognised because:

1. the obligation is crystallised by the occurrence or non occurrence of one or more future events or,
2. a probable outflow of economic resources is not expected or,
3. it is unable to be measured with sufficient reliability.

Current ratio
Current assets divided by current liabilities.

Debt/equity ratio
Debt as a percentage of shareholders' funds and minority interest.

Diluted earnings per share (EPS)
Profit attributable to equity holders of the parent divided by the weighted average number of ordinary shares in issue during the period adjusted for options granted but not exercised.

Dividend payout ratio
Dividend as a percentage of company profits adjusted for non cash gains items.

Dividend yield
Dividends adjusted for changes in number of shares in issue as a percentage of the share price at the end of the period.

Earnings per share
Profit attributable to equity holders of the parent divided by the weighted average number of ordinary shares in issue during the period.

EBIT
Earnings before interest and tax (includes other operating income).

EBIT margin
EBIT divided by turnover inclusive of share of associate company turnover.

EBITDA
Earnings before interest, tax, depreciation and amortisation.

Effective rate of taxation
Tax expense divided by profit before tax.

EV (enterprise value)
Market capitalisation plus net debt.

Interest cover
Consolidated profit before interest and tax over finance expenses.

Long term debt to Total debt
Long term loans as a percentage of total debt.

Market capitalisation
Number of shares in issue at the end of period multiplied by the market price at end of period.

Market value added
Market capitalisation minus shareholder's funds.

Net assets
Total assets minus current liabilities minus long term liabilities minus minority interest.

Net assets per share
Net assets divided by the number of shares in issue.

Net debt (cash)
Total debt minus (cash plus short term deposits).

Net profit margin
Profit after tax divided by turnover inclusive of share of associate company turnover.

Net working capital
Current assets minus current liabilities.

Price earnings ratio
Market price per share (diluted) over diluted earnings per share.

Price to book ratio
Market price per share (diluted) over net asset value per share.

Quick ratio
Cash plus short term investments plus receivables, divided by current liabilities.

Return on assets
Profit after tax divided by the average total assets.

Return on capital employed
Consolidated profit before interest and tax as a percentage of average capital employed.

Return on equity
Profit attributable to shareholders as a percentage of average shareholders' funds.

Sales to assets ratio/total asset turnover
Turnover including share of associate company turnover divided by average total assets.

Share turn ratio
Total volume of shares traded during the year divided by average number of shares in issue.

Shareholders funds
Total of stated capital, capital reserves and revenue reserves.

Total debt
Long term loans plus short term loans and overdrafts.

Total equity
Shareholders funds plus minority interest.

Total shareholder return
$(P1 - Po + D) / Po \times 100$

P1 = Market price at the end of the financial year

Po = Diluted market price at the end of the previous financial year

D = Adjusted dividend for the year

CORPORATE INFORMATION

Name of company
John Keells Holdings PLC

Legal form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Company registration No.
PQ 14

Directors
S C Ratnayake - Chairman
A D Gunewardene - Deputy Chairman
J R F Peiris
E F G Amerasinghe
T Das
S Enderby
P D Rodrigo
S S Tiruchelvam

Senior Independent Director
E F G Amerasinghe

Audit Committee
P D Rodrigo - Chairman
E F G Amerasinghe
S Enderby
S S Tiruchelvam

Remuneration Committee
E F G Amerasinghe - Chairman
P D Rodrigo
S S Tiruchelvam

Nominations Committee
T Das - Chairman
S Enderby
S C Ratnayake
S S Tiruchelvam

Bankers
Bank of Ceylon
Citibank NA
Commercial Bank
Deutsche Bank AG
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
Pan Asia Banking Corporation
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
Citibank NA
New York

Registered office of the company
130 Glennie Street
Colombo 2
Sri Lanka

Contact details
P.O.Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Internet : www.keells.com
Email : jkh@keells.com

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6245
Facsimile : +(94) 11 243 9037

Investor Relations
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6167
+(94) 11 230 6000
Facsimile : +(94) 11 230 6160
Internet : www.keells.com
Email : investor.relations@keells.com

Contact for media
Corporate Communications Division
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6191
Facsimile : +(94) 11 471 7706

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

NOTICE OF MEETING

Notice is hereby given that the Thirty First Annual General Meeting of John Keells Holdings PLC will be held on 28 June 2010 at 10.00 a.m. at The Auditorium, The Institute of Chartered Accountants of Sri Lanka, 30A, Malalasekera Mawatha (Longdon Place), Colombo 7.

The business to be brought before the meeting will be:

- to read the notice convening the meeting.
- to receive and consider the Annual Report and Financial Statements for the Financial Year ended 31 March 2010 with the Report of the Auditors thereon.
- to re-elect as Director, Mr. J R F Peiris, who retires in terms of Article 84 of the Articles of Association of the company.
- to re-elect as Director, Mr. A D Gunewardene, who retires in terms of Article 84 of the Articles of Association of the company.
- to re-elect as Director, Mr. T Das who is over the age of 70 years and who retires in terms of section 210 of the Companies Act No. 7 of 2007, for which notice of the following ordinary resolution has been given by a member:

  "THAT the age limit stipulated in Section 210 of the Companies Act No. 7 of 2007 shall not apply to Mr. T Das, who is 71 years and that he be re-elected a Director of the company."
- to authorise the directors to determine and make donations.
- to re-appoint Auditors and to authorise the directors to determine their remuneration.
- to consider any other business of which due notice has been given.

By order of the board
JOHN KEELLS HOLDINGS PLC

Keells Consultants Limited
Secretaries

31 May 2010

Notes:

i. A member unable to attend is entitled to appoint a Proxy to attend and vote in his/her place.

ii. A Proxy need not be a member of the Company.

iii. A member wishing to vote by Proxy at the Meeting may use the Proxy Form enclosed.

iv. In order to be valid, the completed Proxy Form must be lodged at the Registered Office of the Company not less than 48 hours before the meeting.

FORM OF PROXY

I/We .... of

.... being a

member/s of John Keells Holdings PLC hereby appoint

.... of

.... or failing him/her

MR. SUSANTHA CHAMINDA RATNAYAKE	of Colombo, or failing him
MR. AJIT DAMON GUNEWARDENE	of Colombo, or failing him
MR. JAMES RONNIE FELITUS PEIRIS	of Colombo, or failing him
MR. EMMANUEL FRANKLYN GAMINI AMERASINGHE	of Colombo, or failing him
MR. TARUN DAS	of India, or failing him
MR. STEVEN ENDERBY	of India, or failing him
MR. PARAKRAMA DEVASIRI RODRIGO	of Colombo, or failing him
MRS. SITHIE SUBAHNIYA TIRUCHELVAM	of Colombo

as my/our proxy to represent me/us and vote on my/our behalf at the Thirty First Annual General Meeting of the Company to be held on 28 June 2010 at 10.00 a.m. and at any adjournment thereof, and at every poll which may be taken in consequence thereof.

Signed on this .... day of .... Two Thousand and Ten.

....

Signature/s of Shareholder/s

NOTE:
INSTRUCTIONS AS TO COMPLETION OF PROXY FORM ARE NOTED ON THE REVERSE.

INSTRUCTIONS AS TO COMPLETION OF PROXY

1. Please perfect the Form of Proxy by filling in legibly your full name and address, signing in the space provided and filling in the date of signature.

2. The completed Form of Proxy should be deposited at the Registered Office of the Company at No. 130, Glennie Street, Colombo 2, not later than 48 hours before the time appointed for the holding of the Meeting.

3. If the Form of Proxy is signed by an Attorney, the relevant Power of Attorney should accompany the completed Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

4. If the appointer is a company or Corporation, the Form of Proxy should be executed under its Common Seal or by a duly authorised officer of the company or Corporation in accordance with its Articles of Association or Constitution.

5. If this Form of Proxy is returned without any indication of how the person appointed as Proxy shall vote, then the Proxy shall exercise his/her discretion as to how he/she votes or, whether or not he/she abstains from voting.

Please fill in the following details:

Name : ....

Address : ....

....

....

Jointly with : ....

Share Folio No. : ....

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John
Keells
Group

JOHN KEELLS HOLDINGS PLC

Sustainability Report 2009/10


"With the potential of Sri Lanka now unravelled, our challenge to drive our businesses forward in line with our corporate vision whilst ensuring the sustainability of the environment as well as the communities we operate in, will now become more pronounced."




ENVIRONMENTAL IMPACT
MORE THAN J
ECONOMIC PERFORMANCE
Setting the Standard
PRODUCT STEWARDSHIP
OUR CONTRIBUTION


A WORK PLACE
ETHICAL BUSINESS
HEALTH AND SAFETY

"The John Keells Group, over the years, has been known for its focus not merely on its financials, but more importantly on reaching our business goals under a principle of sustainable development where priority is given to the Triple Bottom Line (TBL). Though the global economy faced some of its most challenging times recently, Sri Lanka took the first steps of a new beginning with the conclusion of the 30-year-old ethnic conflict and is now on course for greater development and progress.

Our proactive strategies and structured risk management, resulted in the negative effects of the external factors on our businesses being kept to a minimum last year. Our thrust was to share resources and optimise on the opportunities that were available to us. Challenged like never before, during the reporting period, we successfully faced unfamiliar risks and overcame them through a planned approach.

With the potential of Sri Lanka now unravelled, our challenge to drive our businesses forward in line with our corporate vision whilst ensuring the sustainability of the environment as well as the communities we operate in, will now become more pronounced.

Our second stand-alone sustainability report shares in detail the path we took, and how exactly we made it happen..."

How to read our report

The approach used by John Keells Holdings, when making business decisions is to use a holistic framework covering both risk and stakeholders. This year's Sustainability Report - our second attempt at a stand-alone report – reflects this. While the report is prepared in accordance with the Global Reporting Initiative (GRI) framework, we are also participants of the United Nations Global Compact (UNGC) initiative since 2002, making this report the Communication On Progress (COP), further endorsing the Groups' commitment in being a participant of UNGC initiative. Reporting on the period between 1st April 2009 to 31st March 2010, this report elaborates on our economic performance, environmental initiatives, people engagement and social commitment. To help our readers understand our sustainability journey, we have structured our discussions in a logical progression, linking management approaches, policies and workplace practices. The GRI G3 Content Index and UNGC Principles displayed on pages 80 - 82 of the report can be used as a resource tool by readers to access performance information specific to GRI specifications.

Also noteworthy is that this standalone report draws emphasis to the group's sustainability performance in addition to the Annual Report which elaborates on the group's financial performance within the reporting period.


"We, collectively as an entity, will continue this journey to address and balance our economic, social and environmental responsibilities with our business priorities, ensuring that the group will continue to be a strong and sustainable business leader in the future"

Economic Performance	Environmental Impact	More than just a Workplace	Ethical Business	Health and Safety	Our Contribution	Product Stewardship


SRI LANKA'S
1ST
GRI CHECKED
SUSTAINABILITY REPORT

Chairman's Message

Dear Stakeholders,

The formula for success in today's challenging corporate world is undoubtedly the combination of good corporate citizenship and a strong stakeholder focus - both of which are epitomised in the strong values of John Keells. Our business ethic over the last 130 years has ensured that the negative impact we have on the environment is kept at a minimum and the quality of life of the communities we engage in is uplifted.

As a result of the global downturn last year, the sustainability of almost all organizations, both locally and globally, were put to the test like never before. It was our stakeholders – whether they be shareholders, customers, consumers and most importantly the backbone of our organization, our employees – together with our proactive adaptation to the emerging environment, innovation, entrepreneurship and hard work that helped the John Keells group successfully meet the challenges that came with the times and come out even stronger than before.

This year, the John Keells Group achieved the impressive milestone of reaching a market capitalisation of one billion dollars, further confirming the efficacy of our efforts in the past and creating in us an excitement for the times ahead of us. Committed to upholding and integrating sustainability through the value chain of each and every sector in the Group, we have focused, and will continue to focus, not just on our financials, but on the triple bottom line of economic, environmental and societal performance.

Understanding the importance of identifying and engaging with all relevant stakeholders, our commitment to the sustainable development of the communities we serve is further endorsed by our participation in the United Nations Global Compact (UNGC) initiative. The UNGC principles on Human Rights Labour, Environment and Anti-corruption are further elaborated throughout this report with specific disclosures on our commitment, systems and activities. Furthermore, we continue to support the country's obligations in achieving the Millennium Development Goals. This report, which is at a Global Reporting Initiative (GRI) disclosure Level B(+), has been assured by a third party and obtained a 'GRI Level check' which is a first in the country.

The John Keells Group will continue to be a market leader not in just building a strong corporate brand, but also in leading the way in good corporate citizenship. We strive to provide our customers and consumers the best products and services, keep our employees safe, healthy and content by way of active employee engagement, structured talent management and effective HR processes and also ensure that our environment is protected for our future generations. Thus, I am pleased to say that the group has made significant progress in achieving the objectives of our sustainability agenda set out for 2009-10 on selected initiatives in relation to our economic contribution as well as our labour and social commitments, whilst an action plan has been set and is ongoing in the areas of our environmental footprint and products and services.

In taking our sustainability initiative forward this year we, similar to last year, continued with task forces in the areas of Economic, Environment, Employee Health and Safety, Labour and Human Rights, Society and Products and Services. By setting up many challenging but realistic targets where ever possible and applicable for the upcoming years, we have initiated and institutionalised processes and policies and integrated these into our businesses.

These goals, taken forward by our task force teams, are multi-pronged. They are aimed at reducing our environmental footprint by focusing on the reduction in energy and water consumption and in initiating other sustainable environmental actions to conserve and enhance biodiversity in the localities we operate. As an employer, we will, while striving to further develop our human resources practices, increase the number of hours utilized for training of all our employees.

With regard to our customers and consumers, while continuing to market our diverse portfolio of products and services, we will ensure ethical standards and take measures to improve direct customer contact and feedback. Through our sustainability initiatives we hope to create a niche for ourselves in terms of product development and service delivery. We also plan to make a larger impact on the communities we operate in, ensuring that our societal contribution is sustainable.

We, collectively as an entity, will continue this journey to address and balance our economic, social and environmental responsibilities with our business priorities, ensuring that the group will continue to be a strong and sustainable business leader in the future.

Sri Lanka is on its way to great development and progress. With our horizons opening up, the John Keells Group has the opportunity to challenge itself like never before. We are more than ready to give leadership to, and set the pace in, this voyage of discovery and resultant development.

Yours sincerely,



Susantha Ratnayake
Chairman

31st May 2010

Profile: What Makes Us the John Keells Group

The origins of the John Keells Group goes back to 1870 when two Englishmen, Edwin and George John, formed E. John & Co in Colombo, Ceylon as a produce and exchange broking company. Business opportunities in the post-Independence economy spurred growth and expansion throughout the Fifties and Sixties. With Sri Lanka becoming a republic in 1972, social and political change helped drive John Keells' expansion and diversification even further. Today, the John Keells Group is the largest listed conglomerate, making its presence felt in every major sphere of business in the country.

John Keells Holdings PLC (JKH) is a public limited liability company incorporated in Sri Lanka in 1979. Its ordinary shares are listed on the Colombo Stock Exchange (CSE). In 1994, JKH became the first Sri Lankan Company to obtain a listing abroad and issued Global Depository Receipts (GDRs) that were quoted on the Luxembourg Stock Exchange.

While its head office is located at 130, Glennie Street, Colombo 2, the group's diversified companies have offices spread around Sri Lanka as well as the Maldives, India, Mauritius, Singapore, UK, USA and the UAE.

Operating structure

The primary industry groups in which the group operates are Transportation, Leisure, Property, Consumer Foods and Retail, Financial Services, Information Technology among others.


John Keells Holdings
Transportation
Ports & Shipping
Transportation
Leisure
Hotel Management
City Hotels
Resort Hotels
Destination Management
Property
Property Development
Real Estate
Consumer Foods & Retail
Consumer Foods
Retail
Financial Services
Insurance
Stockbroking
Information Technology
IT Services
Office Automation
IT Enabled Services
Other
Plantation Services
Strategic Investments

The operating companies including subsidiaries and joint ventures, a description of the company and the regions they operate in are listed in the table given below.

Company by Industry Group and Sector	Business Description	Region **
TRANSPORTATION		
Ports and Shipping		
Keells Shipping (Pvt) Ltd	Shipping agency representation & logistics services	
Mackinnon Mackenzie & Co (Shipping) Ltd	Shipping agency representation & logistics services	
Transportation		
John Keells Logistics (Pvt) Ltd	Integrated supply chain & third party logistics solutions	
John Keells Logistics India (Pvt) Ltd	Shipping agency representation & logistics services	India
John Keells Logistics Lanka (Pvt) Ltd	International freight forwarder & logistics services	
Lanka Marine Services (Pvt) Ltd	Importer & supplier of heavy marine fuel oils & lubricants	
Mackinnon Mackenzie & Co of Ceylon Ltd*	Foreign recruitment agents & consultants	
Trans-ware Logistics (Pvt) Ltd*	Intergrated container depot operations & logistics services	
Whittall Boustead (Pvt) Ltd - Cargo Division	International freight forwarder & logistics services	
John Keells Air Services India (Pvt) Ltd	General sales agents for airlines in India.	India
Mack Air (Pvt) Ltd	General sales agents for airlines	
Mackinnons Travels (Pvt) Ltd	IATA accredited travel agent and travel related services	
Mack Air Services Maldives (Pte) Ltd	General sales agents for airlines in the Maldives	Maldives
LEISURE		
Hotel Management		
Keells Hotel Management Services Ltd	Manager & marketer of resort hotels	
John Keells Maldivian Resorts (Pte) Ltd	Hotel holding company in the Maldives	Maldives
John Keells Hotels PLC*	Holding company of group resorts hotel companies in Sri Lanka and Malidives	
John Keells Hotels Mauritius (Pvt) Ltd*	Hotel holding company in Mauritius	Mauritius
City Hotels		
Asian Hotels and Properties PLC - Cinnamon Grand	Owner & operator of the five star city hotel "Cinnamon Grand"	
Trans Asia Hotels PLC	Owner & operator of the five star city hotel "Cinnamon Lakeside"	
Resort Hotels		
Ceylon Holiday Resorts Ltd-Bentota Beach Hotel	Owner & operator of "Bentota Beach Hotel" in Bentota	
Ceylon Holiday Resorts Ltd - Coral Gardens Hotel	Owner & operator of "Coral Gardens Hotel" in Hikkaduwa	
Fantasea World Investments (Pte) Ltd	Owner & operator of "Chaaya Lagoon Hakuraa Huraa" in Maldives	Maldives
Habarana Lodge Ltd	Owner & operator of "The Cinnamon Lodge" in Habarana	
Habarana Walk Inn Ltd	Owner & operator of "Chaaya Village Habarana"	
International Tourists and Hoteliers Ltd*	Owner of real estate	
John Keells Maldivian Resorts (Pte) Ltd	Operator of "Chaaya Island Dhonveli" in Maldives	Maldives
Kandy Walk Inn Ltd	Owner & operator of "The Chaaya Citadel" in Kandy	
Rajawella Hotels Ltd*	Owner of real estate	
Resort Hotels Ltd	Owner of real estate	
Tranquility (Pte) Ltd	Owner and operator of "Cinnamon Island Alidhoo" in Maldives	Maldives
Travel Club (Pte) Ltd	Operator of "Chaaya Reef Ellaidhoo" in Maldives	Maldives
Trinco Holiday Resorts (Pte) Ltd	Owner of the "Club Oceanic Hotel" in Trincomalee	
Wirawila Walk Inn Ltd*	Owner of real estate	
Yala Village (Pvt) Ltd	Owner and operator of "Yala Village" in Yala	
Destination Management		
Serene Holidays (Pvt) Ltd	Tour operators in India	India
Walkers Tours Ltd	Inbound tour operators	
Whittall Boustead (Travel) Ltd	Inbound tour operators	
PROPERTY		
Property Development		
Asian Hotels and Properties PLC - Crescat Boulevards, The Monarch, The Emperor	Developer and manager of integrated properties	
Real estate		
J K Properties (Pvt) Ltd	Property developers	
Keells Realtors Ltd	Owner of Land and building	
Whittall Boustead Ltd - Real Estate Division	Renting of office space	

Company by Industry Group and Sector	Business Description	Region **
CONSUMER FOODS AND RETAIL		
Consumer Foods		
Ceylon Cold Stores PLC	Beverages, frozen confectionery, processed meats, dairy products and holding company of JayKay Marketing Serivces (Pvt) Ltd	
Keells Food Products PLC	Manufacturer and distributor of branded meat and convenience food products.	
John Keells Foods India (Pvt) Ltd	Manufacturer and distributor of branded meat and convenience food products.	India
Keells Food Products Mauritius (Pvt) Ltd*	Investment company	Mauritius
Retail		
JayKay Marketing Services (Pvt) Ltd	Operator of "Keells Super" chain of supermarkets	
FINANCIAL SERVICES		
John Keells Stock Brokers (Pvt) Ltd	Share broking services	
Union Assurance PLC	Life and general insurance underwriters	
INFORMATION TECHNOLOGY		
IT Services		
John Keells Computer Services (UK) Ltd	Software development services (UK)	UK
John Keells Computer Services (Pvt) Ltd	Software services	
John Keells Software Technologies (Pvt) Ltd	Marketer of software packages	
Office Automation		
John Keells Office Automation (Pvt) Ltd	Dealers in office automation equipment	
IT Enabled Services		
Auxicogent Alpha (Pvt) Ltd*	Investment holding company	Mauritius
Auxicogent Holdings (Pvt) Ltd.	Holding company of Auxi group companies	Mauritius
Auxicogent International (Pvt) Ltd*	Investment holding company	Mauritius
Auxicogent International Lanka (Pvt) Ltd	BPO operations	
Auxicogent International US Inc	To manage the US based Sales Team for Quatrro Business Support Serv-ices	US
Auxicogent Investments Mauritius (Pvt) Ltd*	Investment holding company	Mauritius
InfoMate (Pvt) Ltd	IT enabled services	
OTHERS		
John Keells Holdings PLC	Holding company	
Plantation Services		
John Keells PLC	Commodity brokers	
John Keells (Teas) Ltd*	Manager of brought tea factories & others	
John Keells Warehousing (Pvt) Ltd	Warehousing of rubber and tea	
Tea Smallholder Factories PLC	Owner and operator of factories for tea smallholders	
Strategic Investments		
Facets (Pvt) Ltd	Owner of real estate	
John Keells Holdings Mauritius (Pvt) Ltd	Holding company in the Mauritius	Mauritius
John Keells International (Pvt) Ltd	Regional holding company providing administrative & function based services	
J K Packaging (Pvt) Ltd*	Printing and packaging services provider for the export market	
John Keells Singapore (Pte) Ltd	International trading services	Singapore
Keells Consultants Ltd	Company secretarial services to the group	
Mackinnon and Keells Financial Services Ltd*	Rental of office spaces	
Mortlake Ltd*	Investment company	
Nexus Networks (Pvt) Ltd	Operator of a loyalty card programme	

*** In Sri Lanka if not specified*

** Non Operational Company/Investment Company/Land only/Holding Company/Investment Holding Company/Managing Company/Rental of office spaces*

The companies serve a variety of customers ranging from individuals to businesses to governments. The primary customers served by the sectors are:

- Individual – Consumer Foods & Retail, IT, Financial Services, Property, Leisure
- Businesses – IT, Transportation, Leisure, Other (Plantation Services).
- Government - IT

These services are provided through the primary brands listed below:

- Transportation – John Keells Logistics
- Leisure – Cinnamon Hotels and Resorts, Chaaya Hotels and Resorts
- Property – John Keells Land
- Consumer Foods and Retail – Elephant, Fountain Café, Keells, Keells Super, Super K, Krest, K choice

The above brands include brands which have been introduced newly during the reporting period.

The total employee population of the groups was 10,675 as at 31 March 2010; and its net asset value as at 31 March 2010 was Rs. 49.83 billion. Total equity for the year was Rs. 56.26 billion and total debt for the year was Rs. 17.45 billion. Net sales amounted to Rs. 47.98 billion.

The Group had growth opportunities to most of its businesses due to the end of the war. Consumer Foods and Retail with its distribution network expanding to the North and the East and Financial Sector, primarily Union Assurance opening branches in these areas benefited the most. Resort hotels acquired 4 acres of land in Beruwala and the "Club Oceanic" hotel in Trincomalee will be re-opening under "Chaaya Blu" with the number of rooms expanded to 81.

The use of outsourced products and services for the primary business operations are limited to the companies where it is an industry practice to do so or it has been proven to be an efficient and effective business model versus performing these functions in-house. For example, in the transportation industry group, certain transportation and loading functions as well as the barge crew and warehousing staff are outsourced to gain maximum efficiency in the respective operations. Similarly, the production and or the packaging of certain products in the Consumer Foods and Retail industry group too are outsourced.

Significant changes during the reporting period

Acquisitions

Mandatory offer for the shares of Union Assurance PLC

As stated in the JKH Annual Report for 2008-09, at the conclusion of the mandatory offer to purchase all shares of Union Assurance (UA) in May 2009, JKH had paid Rs. 70.1 million as consideration to the remaining shareholders who had opted to take up the offer. Accordingly the JKH stake in UA increased to 80.6 per cent and hence is now consolidated as a subsidiary of JKH.

Full ownership of Mackinnons American Express Travel (Pvt) Ltd

In November 2009, JKH acquired full ownership of Mackinnons American Express Travel (Pvt) Ltd (MAET) by acquiring the remaining 30 per cent stake for a consideration of Rs. 13.7 million. MAET is one of the leading IATA accredited out bound travel agents in Sri Lanka.

Acquisition of a stake in Central Hospitals (Private) Ltd

As part of JKH's endeavor to further diversify into growth sectors of the economy, a 24.6 per cent stake in Central Hospital (Private) Limited (CHL) was acquired in December 2009 for an investment of Rs. 900 million. CHL is a new 260 room, state of the art hospital project by the Asiri Group of Hospitals and is located on Norris Canal Road, Colombo 10. The hospital commenced operations in April 2010.

Investments

Additional equity infusion

Due to additional capital requirements arising from the proposed expansion plans for John Keells Logistics Lanka (Pvt) Ltd (JKLLL), an equity infusion of Rs. 40 million was made by JKH in April 2009. Formerly known as Mack International Freight (Pvt) Ltd., JKLLL is a 100 per cent owned subsidiary of JKH and a member under the "John Keells Logistics" brand.

Rights Issue of John Keells Hotels PLC

In January 2010, John Keells Hotels PLC (KHL) announced a 1:3 Rights Issue at a price of Rs. 10.00 per share. The proceeds of the Rights Issue are earmarked to fund the construction and refurbishment of hotels in Sri Lanka and for the acquisition of land for new resort hotels. JKH sold 150 million rights in KHL for a consideration of Rs. 751 million and subscribed for the entirety of its remaining rights. In total, JKH invested Rs. 1.95 billion and post Rights Issue, JKH increased its stake to 82.9 per cent of KHL. Further, the JKH effective stake in companies held by KHL were also revised accordingly.

Conversion of Nations Trust Bank Warrants

JKH exercised its option to convert into share its holdings of Nations Trust Bank (NTB) warrants which were due to mature in March 2010. Accordingly in March 2010, JKH received 8,385,733 ordinary shares of NTB for a total consideration of Rs. 251.6 million.

Restructuring

Sale of stake in Information Systems Associates

In September 2009, the 49 per cent stake in Information Systems Associates held by JKH, was divested to John Keells Computer Services (Private) Ltd (JKCS), a subsidiary of JKH, for a consideration of Rs. 46.5 million.

Amalgamation of Walkers Air Services Limited with Mack Air Limited

Walkers Air Services Limited (WAS) was amalgamated with Mack Air (Private) Limited (MAL) with the surviving entity being Mack Air (Private) Limited in February 2010. This amalgamation was effected to realise potential synergies & operational efficiencies since both WAS & MAL had similar business operations.

Awards won by Group companies – 2009-10

Industry Group	Company/ Business Unit	Awards Received
Transportation		
	Mackinnons Travels (Pvt) Ltd.	• Cathay Pacific - Top Travel Agent 2009 - Bronze Award • Singapore Airlines - Top Agent – 2008 - 09
Leisure		
City Hotels	Cinnamon Lakeside	• Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) – Best Annual Report in the Hotel Sector – Bronze Award (The only 5 star city hotel to win a top award) • World Spice Food Festival 2009 organised by the Tourist Board - winner of Best Spiced Ice cream and Best Decorated Stall awards • Culinary Art 2010 organised by Chefs' Guild of Sri Lanka – 28 medals won and 2nd place amongst 5 Star city hotels • Chairman's Award 2009 - Best Team Award for best crisis-handling during the LTTE attack on the Inland Revenue Building • Honoured Citizen 2010 Award, in recognition of the valuable contribution made for city development by making payments (Municipal rates) on time during the last 5 years
	Cinnamon Grand	• Colombo Municipal Council – 'Best Kitchen' Award. • Chefs Guild Culinary Award 2010 - Beer Cocktail (Gold) and Arrack Cocktail (Gold) • Culinary Art 2010 - 2 Gold, 9 Silver and 12 Bronze medals • Marie Brizard All Island Cocktail Competition 2009 - 2 silver medals • Chaine Des Rotisseurs Plaque for Fine Dining awarded to the London Grill • Best Five Star Kitchen in the City (Awarded by the Municipal Council)
Resort Hotels	John Keells Hotels PLC	• STING Corporate Accountability Index 2010 - Gold Award and placed first in the "Hotels & Travel" sector • Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) – Best Annual Report in the Hotel Sector – Gold Award • 18th National Bartenders' Competition organized by the Ceylon Hotels School Graduates Association - Winner Flaring category and 2nd Runner up – Classical category
	Chaaya Island Dhoveli	• TUI UK, "GOLD CHOICE 2008" *** Star Accommodation Award
	Chaaya Reef Ellaidhoo	• Trip Advisor Travellers' Choice 2010 Award - ranking fifth on the list of Top 10 Hotels in Asia under the category of Romance
Consumer Foods & Retail		
	Ceylon Cold Stores PLC	• Ceylon National Chamber of Industries - Industrial Excellence - Gold award for Manufacturing Large category (National Level) • Productivity Secretariat - National Productivity Award – Merit Award in Manufacturing Large Category for Provincial Level • Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) – Best Annual Report in the Food and Beverage Sector – Gold Award • SLIM-Nielsen Peoples Awards 2010 – Most Popular FMCG Beverage Brand of the Year for Elephant House Cream Soda
	Keells Food Products PLC	• Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) – Best Annual Report in the Food and Beverage Sector – Silver Award
Information Technology		
	InfoMate (Private) Limited	• National Chamber of Exporter Awards 2008 Large Sector - Bronze Medal in the category of export of business and professional services. Awarded in September 2009

Industry Group	Company/ Business Unit	Awards Received
Financial Services		
	Union Assurance PLC	• Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) - Best Annual Report in the Insurance sector – Gold Award - Corporate Governance Disclosures - Gold Award - Management Commentary – Gold Award - Corporate Social Responsibility Reporting - Silver Award - Overall Excellence in Annual Financial Reporting - Bronze Award • 1st place for 2008 Annual Report in the non-banking financial services category by the South Asian Federation of Accountants (SAFA). Insurance sector for corporate governance disclosures - 1st place • Awarded a National Business Excellence award from the National Chamber of Commerce in recognition of UA's management practices, business and financial sustainability, corporate governance and social responsibility • Association of Chartered Certified Accountants (ACCA) Sri Lanka Sustainability Reporting Awards Ceremony 2009 – Medium scale category - Runner-up
Property		
	Asian Hotel & Properties PLC	• Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) – Diversified Holdings (Group up to 5 subsidiaries) - Certificate of Compliance
Others		
	John Keells Holdings PLC	• Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) - Corporate Social Responsibility Reporting - Gold Award - Diversified Holdings (Group above 5 subsidiaries) - Silver Award - Corporate Governance Disclosure Awards - Bronze (Joint Award) • Association of Chartered Certified Accountants (ACCA) Sri Lanka Sustainability Reporting Awards Ceremony 2009 – Large-scale category – Joint runner-up • Corporate Accountability by STING Consultants Sri Lanka – Gold • South Asian Federation of Accountants (SAFA) - Best Presented Accounts Award 2008 - 1st Runner Up and Overall 1st joint runner up • Fitch Ratings - Colombo/Mumbai/Singapore-20 March 2009: Fitch Ratings affirmed the National Long-term rating of JKH at 'AAA(lka)' • Fitch affirmed the National Long-term rating on JKH's senior unsecured notes at 'AAA(lka)' • Forbes Asia's Best Under A Billion - 15/09/2009 Asia's 200 Best Under A Billion (Forbes Asia, 21 September 2009) (Forbes Asia Magazine recently listed the best 200 Asia Pacific companies, earning revenues under a billion dollars a year. The winners were picked from 25,326 publicly listed companies. JKH is the only company from Sri Lanka on the list • Honoured Citizen 2010 Award, in recognition of the valuable contribution made for city development by making payments (Municipal rates) on time during the last 5 years
	Mackinon & Keells Financial Services Ltd	• Honoured Citizen 2010 Award, in recognition of the valuable contribution made for city development by making payments (Municipal rates) on time during the last 5 years
	Tea Smallholder Factories PLC	• Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) – Manufacturing Companies - Certificate of Compliance
	John Keells PLC	• Annual Reports Awards 2009 - Organized by the Institute of Chartered Accountants of Sri Lanka (ICASL) – Diversified Holdings (Group up to 5 subsidiaries) - Bronze Award

ISO certification for Group companies – 2009-10

Industry Group	Company/ Business Unit	Certifications
Transportation		
	Mackinnons Travels (Pvt) Ltd.	ISO 9001 in June 2009
	Mack Air (Pvt) Ltd	ISO 9001 in June 2009
Leisure		
City Hotels	Cinnamon Grand Colombo	OHSAS 18001
Resort Hotels	Cinnamon Lodge	Certified for Green Globe 21 standards, Bird-Friendly Resort
	Cinnamon Island Alidhoo	for ISO 22000
	Chaaya Village, Habarana	ISO 14001, OHSAS 18001, ISO 22000
	Chaaya Citadel	ISO 14001, OHSAS 18001, ISO 22000
	Chaaya Lagoon Hakuraa Huraa	ISO 14001, OHSAS 18001, ISO 22000
	Bentota Beach Hotel	ISO 14001, OHSAS 18001, ISO 22000
Inbound	Walkers Tours Ltd and Whittal Boustead Travels Ltd	ISO 9001 and ISO 1401 in February 2010, and is the first and only destination company in Sri Lanka to obtain both these certifications.
Consumer Foods & Retail		
	Ceylon Cold Stores (CCS)	ISO 22000 in 2008 and is valid for 3 years, up until 2011.
		ISO 9000 in 2008 and is valid for 3 years, up until 2011.
	Keells Food Products PLC (KFP)	ISO 22000: 2005 in July 2009.
Information Technology		
	John Keells Computer Services (JKCS)	ISO 9001: 2000 upgraded and renewed to ISO 9001: 2008 on 30th March 2010.
	John Keells Office Automation (JKOA)	ISO 9001: 2000 renewed for 3 yrs on 23rd Feb 2010.
	InfoMate	ISO/IEC 27001: 2005 in January 2009.
Others		
	Hingalgoda Tea Factory	ISO 22000 - 2005 in November 2009 for the manufacturing of Black Tea.
	John Keells Warehousing Ltd	ISO 22000 in 2009/2010.

Sustainability policy and framework

Sustainable development is a globally accepted approach to sustaining economic growth without harming our planet or exhausting its resources while improving the quality of life for its current and future inhabitants. Long term value creation for our varied stakeholder groups depends on the sustainability of the performance of our businesses, our environment and the communities in which we operate. In this endeavour, we are committed to achieving the highest standards of corporate citizenship.

Our policy

- The group will strive to conduct its activities in accordance with the highest standards of corporate best practice and in compliance with all applicable local and international regulatory requirements and conventions.
- The group monitors and assesses the quality and environmental impact of its operations, services and products whilst striving to include its supply chain partners and customers, where relevant and to the extent possible.
- The group is committed to transparency and open communication about its environmental and social practices in addition to its economic performance. It seeks dialogue with its stakeholders in order to contribute to the development of global best practice, while promoting the same commitment to transparency and open communication from its partners and customers.
- The group strives to be an employer of choice by providing a safe, secure and non-discriminatory working environment for its employees whose rights are fully safeguarded and who can have equal opportunity to realise their full potential. All group companies will abide by national laws and wherever possible will strive to emulate global best practice governing the respective industry groups, seeking continuous improvement of health and safety in the workplace.
- The group will promote good relationships with all communities of which we are a part and enhance their quality of life and opportunities while respecting people's culture, ways of life and heritage.

How we do it

All companies in which JKH has a controlling interest will be subjected to this policy as per the relevance to their business.

Through frequent awareness and integration of sustainability within the organisation, we will encourage other companies in which we have a substantial stake or over which we exercise significant influence, either as supply chain partners or otherwise, to implement similar policies.

This broad policy statement will be complemented internally with more detailed and specific guidelines, procedures and codes governing all areas of sustainability practices to be adopted throughout the group.

We will encourage and empower our staff to be proactive on sustainable performance, at work, at home and in the community.

We will monitor our performance against a progressively stringent yardstick and report periodically as per the Global Reporting Initiative (GRI) framework and review policies, practices and targets pertaining to sustainability through the feedback received via regular and ongoing stakeholder engagements.

Integrating Sustainability within the Group's value chain



John Keells Holdings Board
Group Sustainability Committee
Corporate Communication
Risk Management
Group Sustainability Integration
Social Responsibility Foundation
Sector implementation (Strategic objectives)
• Identify Stakeholders based on Issues / risks
• Determine relevance & materiality
• Define action / goals / targets
• Review and monitor
• Recommend Capex
• Share best practice
• Risk review
• External / Internal audit
Task force implementation (Sustainability objectives)
Task force leaders
Cluster Heads
Expert Teams / Resource Teams
Environment
Economic
Labour / Human Rights
Occupational Health & Safety
Products & Services
Society

Corporate Governance

Committed to upholding the highest standards of business integrity and professional ethics on all scores, the John Keells Group's corporate governance framework rewards our stakeholders with a greater creation of value, year on year.

The board has, subject to pre-defined limits, delegated its executive authority to the Chairman-CEO who exercises this authority through the Group Executive Committee (GEC), which he heads and to which he provides leadership and direction.

While the board sets the high level strategic direction and the overall policy framework of the group, it has delegated the implementation of board set strategies/policies and strategy formulation at specific industry-group level to the Chairman-CEO. Details of the group's management, operating and overlay structures are detailed later in the report.

The board has also delegated some of its functions to board committees while retaining final decision rights pertaining to matters under the purview of these committees.

Board decision rights, as opposed to executive director decision rights, covering people, strategy and planning and finance are well defined and meticulously followed and ensure the balance between the speed of decision and appropriate debate. These decision rights will be reviewed to ascertain whether they are appropriate in the new operating environment Sri Lanka finds itself in.

All three committees are chaired by Independent directors appointed by the board. The sustainability function's ultimate reporting authority is the Chairman-CEO of JKH.


Board
Audit Committee
Remuneration Committee
Nomination Committee
Members
4 Independent Directors
0 Executive Directors
3 Independent Directors
0 Executive Directors
3 Independent Directors
Chairman - CEO of JKH
Regular Attendees
Chairman - CEO of JKH
Group Finance Director
Chairman - CEO of JKH
Group Finance Director

Role of the Chairman-CEO

The Chairman, who is also the Chief Executive Officer (CEO), is responsible for leading the board and for its effectiveness and executing the strategies and policies of the board.

The appropriateness of combining the roles of Chairman and CEO is discussed regularly (in the minimum, once a year) and on the basis of such discussions and the 'pros' and 'cons' that emerged from the review by the Boston Consulting Group in 2003, the board deems that combining the two roles is more appropriate for the group at present, in meeting stakeholder objectives in a conglomerate setting.

The Chairman, while leading the board in effectively discharging its duties towards all stakeholders, ensures with the assistance of the Board Secretary, that board procedures are followed, directors receive timely and accurate and clear information, updates on matters arising between meetings and Board agendas are dispatched 2 weeks prior to the board meeting leaving 10 clear calendar days for the directors to read the material and prepare for the meetings.

The Chairman also sets the tone for the governance and ethical framework of the group and ensures that constructive working relations are maintained between the executive and non-executive members of the board.

As the CEO, he guides and supervises executive directors in striking a balance between their board and executive responsibilities.

The Chairman-CEO has structured direct discussion with the non-executive directors on one occasion during the year, without the presence of the other executive directors. Issues arising from such discussion have been actioned in consultation with the appropriate persons.

The board composition, group organisation, and in particular, the committee overlay structures discussed, in this report, ensure that no one individual has unfettered powers of decision making. As the head of the Group Executive Committee (GEC), the Chairman-CEO provides the overall direction and policy/execution framework for the board's decisions via this structure. Experience has proved that this structure has enabled him to effectively balance his role as the Chairman of the board and the CEO of the company/group.

Communication between stakeholders and the highest governance body

Constructive use of Annual General Meetings

Shareholders have the opportunity at scheduled Annual General Meetings (AGMs), to put questions to the Board and to the Chairman-CEO of JKH and the chairmen of the various committees. The contents of the Annual Report too enable existing and prospective stakeholders to make better informed decisions in their dealings with the company.

In general, all steps are taken to facilitate the exercise of shareholder rights at AGMs, including the receipt of notice of the AGM and related documents within the specified period, voting for the election of new directors, new long term incentive schemes or any other issue of materiality that requires a shareholder resolution.

Dialogue with shareholders

The company has a well-developed investor relations programme to address the information needs of investment institutions and analysts regarding the company, its strategy, performance and competitive position. Given the wide geographic distribution of the company's current and potential shareholders, this programme includes regular road shows to Asia Pacific, Europe and the USA. Matters discussed, and issues raised at these meetings are brought to the attention of the GEC and/or the board, as appropriate, and addressed.

The company, through its Investor Relations division (IR), maintains an active dialogue with shareholders, potential investors, investment banks, stockbrokers and other interested parties. Any concerns raised by a shareholder are addressed promptly at the department level and are forwarded, when necessary, to the GEC for consideration and advice. Analysts reports are circulated among the GEC, as and when available, and its contents debated.

The Senior Independent Director (SID) is available to meet and or discuss with shareholders regarding any concerns/conflicts that arise during the course of the financial year.

Open communication with employees

The JKH board believes in maintaining open-door policies for its employees and key stakeholders and this is promoted at all levels of the group. The HR units are designed in a manner that enables high accessibility by any employee to every level of management. Constant dialogue and facilitation are also maintained, relating to work-related issues as well as matters pertaining to general interest that could affect employees and their families. Several channels of communication have been established. These range from the management being encouraged to practice an 'open door' policy, 360 degree evaluations done for employees at senior levels, the availability of an online forum to forward new suggestions for business opportunities as well as a knowledge-share blog, regular skip level meetings at assistant manager and above levels to obtain continuous feedback on the company and its management from different perspectives, a direct email address to the Chairman being available to employees for bringing to the notice of the management any transgression of Values and exit interviews for all employees of the executive level and above.

Whistleblower policy

The Group has established a mechanism for employees to report to the Chairman through a communication link named 'Chairman Direct' on concerns about unethical behaviour and any violation of group values. Employees reporting such incidents are guaranteed complete confidentiality and such complaints are investigated and addressed via a select committee under the direction of the Chairman.

While this is a key process within the Group to support and promote honest and ethical behaviour, this course of action is to be used where the systems and processes that are already in place do not, or are not, capable of addressing the issue at hand.

Ombudsperson

In order to further strengthen our governance structures and encourage/facilitate all employees to live by our values, an ombudsperson was appointed for the Group in 2009-10. The Ombudsperson entertains complaints from an employee or a group of employees, of alleged violations of the published "Code of Conduct", when that employee or group of employees feel that an alleged violation has not been addressed satisfactorily using the available/existing procedures and processes.

The findings of the Ombudsperson and recommendations thereon are confidential and is communicated by the Ombudsperson to the Chairman/CEO or the Senior Independent Director (SID), where applicable, in writing.

The Chairman/CEO or the SID, as the case may be, will place before the Board,

1. the decision and the recommendations;
2. action taken based on the recommendations;
3. Where the Chairman/CEO or the SID disagrees with any or all of the findings and or the recommendations thereon the areas of disagreement and the reasons therefore.

In situation 3 the Board shall consider the areas of disagreement and decide on the way forward. The Chairman/CEO or the SID is expected to take such steps as are necessary to ensure that the complainant is not victimized for having invoked this process.

Young forum

With a view to broadening the top level communication with the rest of the group employees, the group set up young fora consisting of the 7 youngest female and male employees of the group from various levels of the group from executive level upwards. The goal of this forum is for these young representatives to meet with the Chairman, Deputy Chairman and the Group Finance Director in an informal setting, once every 2 months, to discuss issues of hard and soft matters relating to the company, with the President of Group Human Resources and Legal also in attendance. The interaction has yielded many positives and the feedback received, certain ideas and suggestions made already implemented and others being looked in to. The company is confident that the outcomes of these fora will contribute towards its HR Vision of making John Keells "more than just a work place" for its employees.

During the reporting period, dialogue encouraged through all stakeholder involvement has frequently resulted in discussion of issues pertaining to economic value. Public relations and awareness have resulted in external parties inquiring on the possibilities of having strategic business partnerships with the company and in Sri Lanka. Positioning created for directors and the organization have resulted in directors and its senior personnel being invited to join associations and think-tanks as resource personnel to contribute to way forward for Sri Lanka to fully benefit from the peace dividend.

With regard to environmental performance, our constant dialogues with stakeholders have resulted in the emergence of the "going green" concept within the organization. This has resulted in the establishment of a task force under the sustainability reporting to look in to energy consumption and carbon foot print, which is further explained later on in the report.

Awareness created under the stakeholder model established approximately 4 years ago, has established that the success of the organization lies in how well it intertwines with society. This has led to the Group moving from a philanthropy based organization to one of partnership.

Pay for performance

A customised 'pay for performance' scheme based on the pillars of individual performance rating and organisational performance rating was implemented during the previous financial year for all group employees at manager level and above, and on the pillar of individual performance rating only for all group employees at assistant manager and executive levels. The rationale for the exclusion of organisational rating in linking pay to performance at the lower levels was that the individuals at those levels had little direct influence on the bottom line of their organizations.

The key principles underlying the group's remuneration policy are:

- All Assistant Vice President (AVP) and above roles across the group have been banded by an independent third party on the basis of the relative worth of jobs, thereby enabling internal equity
- Compensation is set at levels that are competitive to enable the recruitment and the retention of high calibre executives in the identified career levels/job bands - as guided by the median, 65th percentile and 75th percentile of the best comparator set of companies (from Sri Lanka and the region, where relevant)
- Compensation, comprising of fixed (base) payments, short term incentives and long term incentives are tied to individual performance at all levels and organisational performance at manager levels and above
- Performance is measured annually on well defined individual and organisation objectives and metrics which reflect, and are positively correlated to, the company's objectives, thereby aligning employee, management and stakeholder interests. Organisational ratings are additionally modified to reflect market conditions via a set of pre-agreed peer comparators
- The more senior the level of management, the higher the proportion of the incentive component, and thereby lower proportion of the fixed (base) component of total compensation
- As the decision influencing capability of the position on organisational results, increases, the individual performance holds lesser weightage than the organisational performance when determining total compensation and incentives
- Long term incentives have, for sometime, taken the form of Employee Share Options (ESOP) and were offered to employees, in defined career levels, based on pre-determined criteria which are uniformly applied across the same. Such options were offered at market prices prevailing on the date of the offer. The last ESOP award was made on 17 December 2009
- All remuneration policies are based on considerations of affordability and sustainability
- Communication and transparency in current and proposed policies

Make-up of remuneration for executive directors

The remuneration of the Chairman-CEO and the executive directors is determined as per the remuneration principles described in the "Human Capital" section of the Annual Report. At this higher level, the benchmark weightage between individual and organization performances in establishing compensation is a 20:80.

The remuneration of executive directors have a significant element which is variable, such variability being linked to the peer adjusted consolidated group bottom-line and minimum returns on shareholder funds.

In order to further align the interests of executive directors and shareholders, the executive directors, like other eligible employees, have received employee share options based on role responsibility and actual performance against the same. The number so awarded was recommended to the board by the remuneration committee. Such options were awarded at the closing market price on the date of award. The last ESOP Award was made on the 17th December 2009.

The share options made available to each of the executive directors for the year has been disclosed in the Annual Report of the Board of Directors 2009-10 and also disclosures are made to the Colombo Stock Exchange and the Board of Directors as and when executive directors exercised their share options.

Board composition and independence

As at the date of this report, the board consists of 8 members, comprising of 3 executive and 5 non-executive independent directors.

Independence of the Directors have been determined in accordance with the criteria suggested by the Combined Code and the criteria of the CSE Listing Rules revised in January 2010 and have been identified as such in the board profiles given earlier in this report. The 5 independent non-executive members have submitted signed confirmations of their independence.

Avoiding conflicts of interest

Over and above the issue of independence, each director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest arising from external associations, interests or personal relationships, in material matters which are considered by the board from time to time. Directors who have had an interest in a matter under discussion have excused themselves from deliberations on the subject matter and have abstained from voting on them. Abstentions, where applicable, from board decisions, are duly minuted.

Name of director	Type	Involvement/interest in JKH					
		Share Holding [1]	Management	Material business relationship	Employed by the company [2]	Continously served for nine years	Family member a director or CEO
S Ratnayake	ED	●	●	●	●	N/A	N/A
A Gunewardene	ED	●	●	●	●	N/A	N/A
S Gunesekera *	ED	●	●	●	●	N/A	N/A
R Peiris	ED	●	●	●	●	N/A	N/A
F Amerasinghe	NED/SID	●	●	●	●	●	●
T Das	NED/ID	●	●	●	●	●	●
S Enderby	NED/ID	●	●	●	●	●	●
D Rodrigo	NED/ID	●	●	●	●	●	●
S Tiruchelvam	NED/ID	●	●	●	●	●	●

** retired w.e.f. 30 June 2009*

● Yes ● No

ED - executive director, NED - non-executive director, SID - senior independent director ID - independent director

1. *None of the individual Director shareholding exceeds 1%*
2. *None of the NEDs has been an employee of the company prior to his/her appointment*

Name of director	Type	Involvement/interest in other companies [1]		
		Employed	Director	Material Business Relationship [2]
F Amerasinghe	NED/SID	●	●	●
T Das	NED/ID	●	●	●
S Enderby	NED/ID	●	●	●
D Rodrigo	NED/ID	●	●	●
S Tiruchelvam	NED/ID	●	●	●

● Yes ● No

1. *In which a majority of the other directors of the company are employed or are directors.*
2. *Two years immediately preceeding appointment.*

Prior to appointment to the board, eligible persons are requested to make known their various interests that could potentially conflict with the interest of the company. Once appointed to the board, all directors are expected to inform the board and obtain board clearance prior to accepting any position, or engaging in any transaction that could create a potential conflict of interest. All non-executive directors are required to notify the Chairman-CEO of changes to their current board representations. Details of companies in which board members hold board or board committee membership is available with the company, for inspection by shareholders on request.

Non Executive/Independent Directors and the Board Balance

All non-executive directors (NED) are encouraged to propose discussion items for the board meetings.

The board is of the view that its present composition ensures a right balance between executive expediency and independent judgment. Collectively, the non-executive directors bring a range of value adding domestic and international experience, and expertise, in specialised functions. The company is conscious of the need to maintain an appropriate mix of skills and experience on the board and to refresh progressively its composition over time. The company also notes the value that has been brought to bear by the non-executive directors on the governance of the group. The non-executive directors of the board collectively possess strong financial acumen and are in good positions to assess the integrity of the group's financial reporting systems and controls, continually review and critique these systems and make changes to them as necessary.

The responsibility for identifying and proposing suitable candidates for appointment as non-executive directors to the board of JKH, in keeping with the target board composition and skill requirements, lies with the Nominations Committee. The nomination committee asses the current needs and the emerging needs of the group in determining the future composition of the Board. The emerging needs combined with the objectives and the strategies set for the coming years are considered key when identifying skill sets required especially skills that may not be readily available within Sri Lanka. The nominations committee based on these requirements then scans the external environment to identify potential candidates that can add value to the existing board. Currently the Board members have varying qualifications in economic, environmental and social topics and are involved in many committees and associations that serves the business community as a whole. Our board members are also involved in numerous economic, environmental and social activities beyond the scope of their board duties.

Our corporate governance philosophy founded on a culture of performance within a framework of conformance and compliance "sets the pace" to succeed in today's competitive business environs in a manner that is sustainable and equitable to all our stakeholders. This philosophy has been institutionalised at all levels in the group through a strong set of corporate values and a written code of conduct that all employees, senior management and the Board of Directors are required to follow in the performance of their official duties and in other situations that could affect the group's image. All are expected to entrench the expected behaviour at all levels in the organisation through communication and role modelling.

Our Values

We are passionate about

- Changing constantly, re-inventing and evolving
- Striving to get things right the first time
- Doing the right things always
- Constantly raising the bar
- Fostering a great place to work
- Building strong relationships based on openness and trust

Code of Conduct

The four basic principles of the Group's code of conduct and ethics are;

- The allegiance to the Company and the Group
- The compliance with rules and regulations applying in the territories that the group operates in
- The conduct of business in an ethical manner at all times and in keeping with acceptable business practices
- The exercise of professionalism and integrity in all business and 'public' personal transactions

The Group's corporate governance philosophy practiced is in full compliance with the following and where necessary, have explained any deviations as allowed by the relevant rules and regulations.

- Companies Act of 2007
- Listing rules of the Colombo Stock Exchange(CSE) (revised January 2010)
- The recommendations of the Combined Code of 2008 to the extent that they are practicable in the context of the nature of our diverse businesses and their risk profiles
- All provisions of the Code of Governance of the Institute of Chartered Accountants of Sri Lanka
- All laws applicable to the businesses

Note: Refer Group sustainability objectives, policy and relevant information available in this report for the economic, environmental, and social performance and the status of their implementation.

Board responsibilities and decision rights

The Board of Directors is accountable to the shareholders for the governance of the company. All directors are accountable for the proper stewardship of the company's affairs and share a responsibility in ensuring the highest standards of disclosure and reporting, ethics and integrity across the group. Powers specifically reserved for the board as highlighted in the Group's 'decision matrix' include –

- Providing direction and guidance to the company in the formulation of its strategies and in the pursuance of its operational and financial goals
- Monitoring systems of governance and compliance
- Overseeing systems of internal control and risk management
- Determining any changes to the discretions/authorities delegated from the board to the executive levels
- Approving major acquisitions and disposals and capital expenditure

- Reviewing HR processes with emphasis on top management succession planning
- Approving annual budgets and strategic plans
- Approving any changes to constitutional documents and the issue of JKH equity/debt securities
- Appointing and reviewing the performance of the Chairman-CEO

Board meetings, agenda and attendance

As a general rule, the board of JKH meets once every quarter, in the least. During the year under review, the board met on 3 occasions which is 1 less than the recommended due to the transition from meeting every other month to meeting once a quarter. However the Board has met 5 times in the last 13 months. Sustainability has been discussed in each of the Board meetings held during the year.

Board and CEO's performance appraisal

The board continued with its annual board performance appraisal in 2009/10. It is a formalised process of self appraisal, whereby each member assesses, on an anonymous basis, the performance of the board under the headings of:

- 'role clarity and effective discharge of responsibilities' (in relation to the responsibilities highlighted earlier in this report)
- 'people mix and structures'
- 'systems and procedures'
- 'quality of participation' and
- 'board image'

The scoring, and open comments, were collated by the SID and the results were analysed to give the board an indication of its effectiveness as well as areas that required addressing and/or strengthening. Despite the original anonymity of the remarks, the open and frank discussions that follow including some directors identifying themselves as the person making the remark, reflects the keenness of the board to make these discussions more effective. The evaluations revealed that whilst areas previously identified as weak had strengthened, there were others which could be further improved.

The Remuneration Committee, chaired by the SID, appraises the performance of the Chairman-CEO on the basis of pre-agreed objectives for the group set in consultation with the board as follows.

Group's performance	Group's performance	Soft Issues*
Against Plan	Against peers	Company Image
	revenue growth	Customer Orientation
	market share	Human Resources
	profit growth	Management
	earnings per share	Societal Trust

* *Difficult to quantify*

The below chart refers primarily to memberships maintained by the Industry Group.

Industry Group	Memberships in Associations
Transportation	Travel Agents Association of Sri Lanka
	International Air Transport Association (IATA) Agents Association
	International Air Transportation Association Sri Lanka
	American Chamber of Commerce
	Sri Lanka - France Business Council
	Sri Lanka Freight Forwarders Association (SLAFFA)
	Sri Lanka Association of Airline Representatives (SLAAR)
	Sri Lanka German Friendship Association
	Sri Lanka Airline Cargo Association (SLACA)
	American Chamber Of Commerce (AMCHAM)
	Sri Lanka -Korea Economic Co-operation committee
	Employers' Federation of Ceylon (EFC)
	Association of Licensed Bunker Operators
Consumer Foods & Retal	The Consumer Goods Forum
	Chamber of Commerce
	Chamber of Industries
	Commitee for Drafting Food Regulations
	Institute of Chemistry
	Food Processors Association

Industry Group	Memberships in Associations
Information Technology	Sri Lanka Association of Software and Service Companies (SLASSCOM)
	Employers' Federation of Ceylon (EFC)
	Sri Lanka - Nordic Business Council
	Sri Lanka Association for the Software Industry
	Sri Lanka German Business Council
	Sri Lanka Benelux Business Council
	Software Exporters Association
	Sri Lanka Institute of Directors
	European Chamber of Commerce of Sri Lanka
	American Chamber of Commerce in Sri Lanka
	Bilateral business councils with several countries
Leisure	Tourist Hotels Association of Sri Lanka (THASL)
	Sri Lanka Tourist Board
	Sri Lanka Association of Inbound Tour Operators (SLAITO)
	Pacific Asia Travel Association
	International Association of Travel & Tourism Professionals (SKAL)
	Wild Life and Nature Protection Society
	Sri Lanka Association of Professional Conference & Exhibition Organisers (SLAPCEO)
	Sri Lanka Institute of Directors
	Travel Trade Sports Club
	Friends of Sri Lanka Association – UK
	German Business Council
	Russia Business Council
	France Business Council
	Benelux Business Council
	Italy Business Council
	John Keells Maldivian Resorts - Maldivian Association of Tourism Industry or MATI
Financial Services	Colombo Stock Brokers Association
	Insurance Association of Sri Lanka
Other	Colombo Borkers Association
	Private Tea Factory owners association
	Ceylon Tea Traders Association (CTTA)
	Employers' Federation of Ceylon (EFC)
	The Ceylon Chamber of Commerce
	World Economic Forum
	Association of HR professionals
	Sri Lanka Instuite of Directors
	The Ceylon Chamber of Commerce - Australia and New Zealand business council
	The Ceylon Chamber of Commerce - Sri Lanka and Pakistan business council
	The Ceylon Chamber of Commerce - Sri lanka and Nordic countries business council
	The Ceylon Chamber of Commerce - Sri Lanka and China business council
	The Ceylon Chamber of Commerce - Sri Lanka and Maldives Bilateral Business council
	The Ceylon Chamber of Commerce - The council for Business with Britain
	The Ceylon Chamber of Commerce - Indo Lanka Chamber of commerce and Industry
	The European Chamber of Commerce

About the report

Report profile

The John Keells Group, with the commitment to Sustainability started its reporting process by publishing the inaugural Sustainability report in accordance to the GRI – G3 guidelines, during the financial year of 2008-09, with group publishing its report on 21 May 2009. This commitment for continuous improvement has led to the second year of successful Sustainability integration within the organisation of which the outcome is disclosed through this Sustainability report which illustrates the group's performance and commitment for the period, 1st April 2009 to 31st March 2010. The Sustainability Report will be published annually. Similar to last year, Det Norske Veritas (DNV) has been engaged for verification and the assurance statement is available on page 84 and 85.

Report scope and boundary

GRI framework which uses a multi-stakeholder consensus seeking approach is developed on the premise of Stakeholder theory. We at John Keells are also in the opinion that our value chain growth and efficiencies are attributable to stakeholder performance. Therefore it was quite apparent that the strategy of our businesses had to take shape with its stakeholders mapped diligently as depicted in the "Stakeholder engagement process". This step was a continuous improvement from the previous year and thus enabled the organisation to further its commitment when rationalising the indicators from a C level disclosure in previous year to a B level currently, on the basis of materiality. The key topics under which the GRI indicators would be elaborated are 'Economic performance', 'Environmental impact', 'More than just a workplace', 'Health & safety', 'Ethical business', 'Our contribution' and 'Product stewardship'.

The above key topics depict an extension of last year's report which consists of indicators disclosed last year, further to the new indicators considered for the current year based on the materiality concept.

This year's report has increased the boundary to 73 companies from last year's 37 on the basis that each of these companies is a legal entity and for which John Keells Group is accountable with substantial control and a sphere of influence. However, the scope covers all activities within the group over which we have direct control. This report which is a standalone report is a progression from the previous year. Therefore, the increase in boundary negates the possibility of a year on year comparison in most indicators. However, from next year the comparison would be possible and only vary if an acquisition or divestment occurs.

All data measurement techniques and the bases of calculations, including assumptions and techniques underlying estimations applied to the compilation of the indicators and other information in the report are in accordance to the indicator protocols with a clear justification if not applied. In terms of restatements, in comparison to the previous year 2008-09, previous year's phrases have been re-arranged, wherever necessary, to conform to the current year's presentation; namely in the Economic value statement for 2008-09 carried as Annex 1 on page 44 for the John Keells Holdings PLC Sustainability Report 2008-09.

Precautionary approach or principle addressed

The Group has revealed the need to address the precautionary approach through embedding the impact on climate change and environment as a key risk throughout the value chain. A group wide initiative to reduce energy consumption at all levels and thus reduce the carbon footprint has been of great success and further facilitated the above cause. Furthermore, at The John Keells Group climate change and environment has become the order of the day and a key aspect when considering day to day operations.

Triple Bottom Line (TBL) principles and other initiatives endorsed by the group

The John Keells Groups corporate governance philosophy practiced is in full compliance with a number of external initiatives and principles and where necessary, we have explained any deviations as allowed by the relevant rules and regulations. These initiatives include the Companies Act of 2007, the listing rules of the Colombo Stock Exchange (CSE) (revised January 2010), the recommendations of the Combined Code of 2008 to the extent that they are practicable in the context of the nature of our diverse businesses and their risk profiles and all provisions of the Code of Governance of the Institute of Chartered Accountants of Sri Lanka.

As made clear throughout our report, the Group follows the Global Reporting Initiative (GRI) framework to report our economic, environmental and social performances. While the Group is a participant of the United Nations Global Compact (UNGC) initiative, we also support the Millennium Development Goals (MDGs).

Stakeholder engagement at the John Keells Group

Stakeholder engagement is a process of systematically gathering and analyzing qualitative information to determine whose interests should be taken into account when considering the decision making of an organisation and its way forward.

The purpose of stakeholder engagement is to build trust between the Group and its stakeholders. This trust will enable us to learn from its stakeholders resulting in improved products / services and processes. Stakeholder engagement can lead to better understanding of the business environment and market developments, better management of risk and reputation and in the long run, a sustainable business strategy for the company. The stakeholder engagement is to identify the critical stakeholder groups relevant to each business and its issues from a Sustainability perspective.

Stakeholders of the Group are individuals or organizations with a vested interest. They also mostly have a substantial influence / impact to or from the organisation. These stakeholders, or "interested parties", were grouped into the following categories: Customers, Employees, Community around us, Investors, Government, Legal & Regulatory bodies, Business partners / Principals, Society / Pressure groups / Media and Industry peers / Competitors.

Customers

All businesses need customer information, but to stay ahead of the competition requires proactive research. We evaluate ourselves from our clients' perspective. This approach enables the organisation to find the existing gaps as well as receive an unbiased status whether we need to measure awareness of our brand, explore service requirements or simply check that customers are satisfied.

Employees

We believe that employees are the foundation on which the organisation is built on, thus making each individual play a vital role in the Groups' functionality. We strive to create a working environment where employees are informed and involved in company activities with a work culture that is focused on learning and development followed by recognition and reward.

Community around us

As the largest conglomerate in the country we believe that our sphere of responsibility is extensive. Therefore, it is of utmost importance that our operations take place under the most stringent measures, preventing any adverse impact to the community around us. This has been engrained in the values of the organisation through the adoption of voluntary and statutory codes and processes. The Group further disperses its core competences, through the John Keells Social Responsibility Foundation (JKSRF) which carries out various initiatives in focused areas based on a thematic approach.

Investors

Our investors vary from one to another. However, one commonality is their expectations of growth, good governance and sustainability. Therefore, it is of our best interest that the organisation identifies these requirements and takes appropriate measures to achieve these objectives while communicating the performance through various forums. It has been a common practice that the group associates all its investors on a regular basis and thus a healthy relationship continued.

Government

As a diversified Group, we understand the importance of regular engagement with Government. This is of critical importance as Sri Lanka, which is emerging from a war of over 25 years needs to identify its place as an emerging market in the global playing field. Therefore, a strategic growth from a corporate and country perspective needs to be established immediately. Furthermore, the Group has pledged its support towards the government of Sri Lanka in achieving the Millennium Development Goals (MDG's).

Legal & Regulatory bodies

With the reasons leading to the recent global economic crisis been quite evident today's Business society is closely followed by legal and regulatory bodies. In a time where compliance has become a critical success factor the Group proactively engages with its relevant legal & regulatory bodies in order avoid the risk of non-compliance and the implications.

Business partners / Principals

In today's context supply chain demands a prominent role in every business. Likewise our business partners and principals are of great importance as we coexist to fulfil customer needs. However, this relationship does not solely focus on the quality and efficiency of delivery. The group has taken initiatives to introduce such measures to its supply chain since the risk of reputation is prevalent even though the organisation might not be directly attributable for certain functions.

Society / Pressure Groups / Media

These categories of Stakeholders are commonly encountered by the organisation at various instances. The reputation and image of the Group relies on the action taken by such stakeholders. Therefore the Group takes necessary measures to engage with this segment understanding their needs, values and beliefs and makes sincere efforts in incorporating such ideas as and when possible.

Furthermore, functions such as corporate communications play a vital role in engaging and directing such stakeholders through two way communication

Industry peers / Competitors

This segment is of strategic importance to the Group. When considering industry peers / competitors it is important for us to be aware of the changes in the business environment and the shift in focus which would impact the business and its sustainability. Forging ahead of competition in the most ethical methods is an entrenched philosophy.

Stakeholder categorisation and current engagement at John Keells Group

Stakeholder	Stakeholder sub-category	Current level of engagement
Customers	Individual, corporate (B2B)	Personal meetings, Discussion forums, Questionnaires, Field visits, Conference Calls, Progress reviews, Reports available via Telephone, SMS, Internet and as hard copies as appropriate, Workshops , Business development activities, Road Shows and Trade Fairs
Employees	Executive, non-executive, Director	Direct reporting, Employee satisfaction surveys, Open door policy at all management levels, Annual get to gathers, Trainings, Team building activities.
Community around us (immediate environment)	Neighbours, local communities	CSR Activities, Training and regular drills, one on one discussions, workshops, forums
Investors	Shareholders, Institutional investors, Fund managers and analysts, banks, multilateral finance agencies	Annual reviews, quarterly reports, one on one meetings, phone calls
Government	Government of Sri Lanka, Government Institutions	Meetings, discussions, Phone calls, Newsletters and circulars, Presentations and briefings, Advice and association, Lobbying via Chambers
Legal & Regulatory Bodies	Local Authorities, Municipal council, Bribery Commission, Consumer Affairs Authority, Inland Revenue, Customs Department, Security and exchange commission, Colombo stock exchange, Tourist Board	Regular meetings, Representation through associations
Business Partners / Principals	Business Partners, Joint venture partners, Principals	Regular meetings, Correspondence, Monthly market reports, Conference calls and e-mails, Circulars, Lobbying as an Industry
Society / Pressure groups / Media	Opinion leaders, Media, Environmental Groups, NGOs, Voluntary Organisations	Correspondence, Discussions, Media coverage, Certification and accreditation
Industry Peers /Competitors	Trade Associations, Competitors	Participation in conferences/discussion forums, Representing the associations
Society / Pressure groups / Media	Opinion leaders, Media, Environmental Groups, NGOs, Voluntary Organisations	Correspondence, Discussions, Media coverage, Certification and accreditation
Industry Peers /Competitors	Trade Associations, Competitors	Participation in conferences/discussion forums, Representing the associations

Stakeholder engagement process

Feedback was obtained from all Industry groups and their respective key business units in order to identify the key Stakeholder, based on certain parameters as explained below.

Each business unit selected the most critical stakeholder group or sub group, based on specific issues which were predetermined at a strategic level.

These specific parameters are:

- Issues that have direct short-term financial impacts
- Issues where the company has agreed policy statements of a strategic nature
- Issues which comparable organizations consider within their sphere of materiality
- Issues that your stakeholders consider important enough to act on (now or in the future)
- Issues which are considered social norms

Rating was provided for each issue based on the level impact or influence to and from the organisation. A further probability of occurrence was factored in to each issue in order to identify the most critical issues and such stakeholders. Depending on the significance of the issue a specific stakeholder, method of engagement and direct impact to Sustainability was analysed.

Therefore, the issue based output of the above mentioned exercise which considered the organisational strategy and its internal perspective was further re-aligned as per the stakeholder outlook and expectations. This holistic approach considered by the Group enabled the organisation to identify its critical issues based on the triple bottom line and establish performance indicators to monitor and mitigate future risks. This mechanism also incorporates all processes required to address the key concerns and issues raised through the Stakeholder engagement.



The process identifies each issue from a risk perspective which in turn enables the management to identify and mitigate certain risks at an early stage. Many issues which are identified as operational and / or not possible to be linked to the GRI aspects or indicators are addressed solely through the risk grids which enable the relevant business unit to track its performance on a periodic basis.

Based on the materiality test conducted as an internal (Organisational) and external (Stakeholder) analysis, the indicators which were identified are depicted through the quadrant below.



Strong
HR4
LA14
EN26
EN21 EN22
EXTERNAL ANALYSIS
SO3 SO4
HR1 HR2
EN1 EN2 EN12 EN19
EN20 EN27
EC2 EC4 EC7 EC8
PR1
SO5 SO8
HR5
LA5 LA13
EN8 EN23
EC6
Core indicators continued from 2008-09
Core indicators selected in 2009-10
Additional indicator selected in 2009-10
Weak
INTERNAL ANALYSIS
Strong

Indicators stated in red are the core indicators which were reported for 2008-09 and indicators in orange are the newly identified indicators through the materiality test. LA12 been an additional indicator was considered as its materiality was justified through the stakeholder analysis. Though, EN21 and EN22 been identified with significant materiality were considered to be disclosed at later stage as it required a structured process in place for accurate baseline identification and analysis.

When considering the above analysis of materiality it was evident that the indicators identified within the strong external (stakeholder) quadrant was a direct representation of the issues identified through the stakeholder engagement. Therefore addressing such indicators would mitigate such issues and concerns.

The flow chart below would elaborate the process in which the Group conducted its Stakeholder Engagement and further obtained validation on the issues identified by the internal line managers.

This enabled the organisation to identify current gaps prevailing within the group as well as rationalise the Stakeholders as per their importance to the organisation and its Sustainability.



Questionnaire sent to each significant Business unit
Once feedback obtained all data were analysed with issues / stakeholders prioritized as per score
Data collated and reviewed by the Task force
All issues summarized and linked to GRI aspect / Indicator as per relevance
Operational and Sustainability issues absorbed in to relavent Risk grids
Presented to the Group Executive Committee and obtained approval
External consultants briefed on stakeholder engagement process and GRI framework
Stakeholder engagement / perception analysis carried out by the external consultants
Decisions made at a Group level based on the findings
Critical sustainability issues Monitored through Risk grid
Findings of the stakeholder engagement presented by the external consultants
GRI indicators established for periodic review and analysis


John Keells

ECONOMIC PERFORMANCE

The economic policy of the Group is geared towards a sustainable growth and performance. As a responsible corporate entity, the John Keells Group is distinctly aware of its responsibility in the area of financial performance, towards all its stakeholders. Whilst shareholder returns are a priority, equal importance is given to our responsibility towards the community and hence conducting business in an ethical manner is considered a critical element.

The Group's investment philosophy is based on commitment to delivery and flexibility to change by striving constantly to realign, reposition and reinvent its portfolio of investments in pursuing growth sectors. Whilst these strategies are geared to provide above average long-term growth and superior returns to our shareholders, during the financial year, the approach was to cautiously evaluate opportunities to strengthen the diversified portfolio whilst emphasising more on organic growth and internal cost controls. The sound investment decisions made in the past along with tight cash management helped the Group adapt to the volatile environment that was present until last year.

The John Keells Group aligns employee rewards to organisational performance and provides superior rewards to superlative performers with the 'pay for performance' culture that has been created. This reward scheme has led to increased productivity and better performance, greater employee recognition and consequently better rewards and the alignment of employee, management and stakeholder interests. The group is committed to ensuring that it complies with all statutory laws and regulations and that all dues as per these statutory requirements are paid within the specified timeframes. It is also committed to purchasing products and services from communities and suppliers at fair and reasonable prices and ensuring that all other terms and conditions are complied with.

The financial statements of the Group have been prepared in accordance with the provisions of the Companies Act

Economic policy

The John Keells Group is committed to delivering sustainable economic performance and growth to all its diverse stakeholders.



and presented in compliance with the Sri Lanka Accounting Standards and provides information required by the Listing Rules of the Colombo Stock Exchange.

Economic value statement

The generation of wealth and its distribution among the stakeholders of the group is depicted in the economic value statement. It also reveals the amounts reinvested for the replacement of assets and retained for the growth and development of operations. The "Economic Value Added", which is a measure of wealth created by the activities of a business by adding value to the cost of raw materials and services purchased, could also be derived from this statement.

The direct economic value generated by the group increased from Rs.48.22 billion in 2009 to Rs.55.68 billion in 2010. Of this, 67 per cent (2009 - 65 per cent) was expended towards operating costs whilst 10 per cent (2009 - 10 per cent) of the total economic value generated was retained for future expansion and strategic investments. Of the remainder, 28 per cent (2009 - 31 per cent) was paid to providers of funds; 49 per cent (2009 - 46 per cent) was distributed to employees and 23 per cent (2009 - 23 per cent) accrued to the government by way of taxes.

The economic performance of the sectors is described in detail in the Management Discussion and Analysis section of the annual report for 2009-10.

A downward trend in allocation on community investments compared to last year is due to the group's focus on qualitative contribution rather than of quantitative nature. The life cycle of certain large community projects coming to an end too, is another reason for this. However, the focus on sustainability

For the year ended 31 March	2010 Rs'millions	%	2009 Rs'millions	%	2008 Rs'millions	%
Direct economic value generated						
Revenue	47,980	86.18	41,023	85.08	41,805	89.11
Interest income	2,947	5.29	2,266	4.70	2,084	4.44
Dividend income	44	0.08	54	0.11	93	0.20
Share of results of associates	2,556	4.59	2,340	4.85	2,243	4.78
Profit on sale of assets & other income	2,151	3.86	2,496	5.17	688	1.47
Valuation gain on IP	-	-	41	0.09	-	-
	55,678	**100.00**	48,220	100.00	46,913	100.00
Economic value distributed						
Operating costs	37,396	67.17	31,202	64.71	30,663	65.36
Employee wages & benefits	6,138	11.03	5,544	11.50	5,005	10.66
Payments to providers of funds	3,565	6.40	3,811	7.90	5,200	11.08
Payments to government*	2,913	5.23	2,781	5.77	2,453	5.22
Community investments	30	0.05	38	0.08	49	0.10
	50,042	**89.88**	43,376	89.96	43,370	92.42
Economic value retained						
Depreciation	1,737	3.12	1,690	3.50	1,432	3.05
Amortisation	541	0.97	305	0.63	169	0.36
Profit after dividends	3,358	6.03	2,849	5.91	1,942	4.14
	5,636	**10.12**	4,844	10.04	3,543	7.58

(Please refer Annex 1 for a detailed breakdown of the Economic Value Statement)

For the year ended 31 March	2010 Rs'millions	2009 Rs'millions	2008 Rs'millions
Payment to government by country			
Sri Lanka	**2,227.2**	2,146.2	1,869.1
Maldives	**684.7**	631.0	579.2
India	**0.2**	2.7	4.3
Other	**0.4**	0.8	0.8
	2,912.5	2,780.7	2,453.4

* Payment to Government

and related efforts has increased across the group during the reporting year; the costs associated with such efforts are reflected under separate headings in the books of the head office and the business units.

Defined contribution plan obligations

Employees are eligible for Employees' Provident Fund (EPF) contributions according to the terms of the Employees' Provident Fund Act No. 15 of 1958 and its subsequent amendments and for Employees' Trust Fund (ETF) contributions according to the terms of the Employees' Trust Fund Act No. 46 of 1980 and its subsequent amendments. The companies contribute the relevant percentages of the eligible gross emoluments of employees to the respective provident funds and to the Employees' Trust Fund respectively, both of which are externally funded.

Subject to the rules of the provident fund, to which such contributions are made, the group contributes 12-20 per cent as the employer's contribution and the employees contribute 8-15 per cent to their respective provident funds. Further, the group also contributes 3 per cent to the Employees' Trust Fund managed by the Department of Labour. In the case of provident funds, contributions are made to the Employees' Provident Fund, managed by the Central Bank of Sri Lanka, or to a private provident fund maintained by the company as the case maybe.

The private provident funds are controlled and administered by committees of management appointed by the members and governed by an approved set of rules. The assets of the funds, available for investment, are invested from time to time in suitable income generating instruments, in keeping with the investment limits prescribed in the guidelines, as decided by the committees of management, and the accounts of the funds are audited every year. The committees and members meet once a year to ratify the financial statements and all members of the funds are entitled to examine the audited financial statements and the entries applicable to them made during the year in the registers.



Rs. 000s	2010	2009	2008
Employer contributions to the trust fund	**76,680**	64,477	58,615
Employer contributions to the provident fund	**359,041**	321,375	291,618

Defined benefit plan obligations

Employees are entitled to retirement gratuity, payable under the Payment of Gratuity Act No. 12 of 1983 and an employee with more than 5 years of service will receive half a months' salary for every year of service on retirement or termination of service.

The liability recognised by the group in respect of employee benefit liabilities in the balance sheet is the present value of the defined benefit obligation of the group at the balance sheet date using the projected unit credit method. The employee benefit liabilities of listed companies with more than 100 employees are based on an actuarial valuation. The liabilities of all other companies in the group are based on the gratuity formula specified by Sri Lanka Accounting Standard 16, governing employee benefits.

Rs. 000s	2010	2009	2008
Employee benefit liability as at 31 March	1,041,395	956,917	798,600
Payments during the financial year	107,904	92,960	77,830

We also abide by the country regulations for The Maldives and India which is inclusive in the figure shown above in the defined contribution and benifit plan obligations.

Comparative information

The presentation and classification of the economic value statement of the previous year have been amended, where relevant, for better presentation and to be comparable with those of the current year.




ENVIRONMENTAL IMPACT

Environmental responsibilities continue to be a high priority for the John Keells Group. This chapter elaborates on the how we reached our goals neither compromising on the needs of our stakeholders nor the environment. Continuing to focus primarily on energy and biodiversity, this year we have taken on the additional responsibilities of putting in place a robust mechanism to identify the group wide carbon footprint, initiatives to mitigate environmental impacts of our products and services, as well as monitoring the monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations with regard to all group companies.

Environmental policy

The John Keells Group is committed to promoting sound environmental practices within our key businesses, through the establishment of policies and practices that enable us to conduct our operations in a sustainable and environmentally sound manner. We will strive to continuously identify all potential impacts on the environment and manage such impacts whilst using our resources in a sustainable and efficient manner.

Similar to last year, our primary focus has been energy and biodiversity during the reporting period. Sustainable energy usage is strongly encouraged throughout the group, with group companies being involved in numerous energy saving initiatives. Our energy management processes were being constantly updated in keeping with the latest technologies and best practices available in order to reach our objective of optimising the Group's business goals through energy efficient management practices and most importantly minimise the impact of energy related environmental damage. Our approach with regard to biodiversity during the reporting period was streamlined with the group's Biodiversity Conservation Policy and Management Guidelines, to which all Group companies adhere to.

Group energy usage

The sustainable energy usage with regard to managing our operations is a vital aspect of consideration for the John Keells Group. Our sustainable goal is two-pronged; minimizing the impact of energy related environmental damage and enhancing the Group's competitiveness through energy costs savings by embracing lean energy management practices. We have and will continue to use all energy resources responsibly and efficiently with a view to optimising the Group's energy consumption by constantly developing our energy management processes and exploring emerging technologies and best practices.

In order that the above said objectives could be fully realized going forward, the basic systems and processes as stated previously in our management approach were successfully rolled out during the year. This provided all Group companies a sound platform to measure baseline consumption, to set up Key Performance Indicators, project probable operational savings in energy consumption and share best practices from within and outside the group on better energy management practices.

Energy initiatives rolled out during the year

Energy management initiatives institutionalized during the year based on the previous years commitment has been well embraced among all business sectors across the John Keells Group as an on going strategic priority.

Energy management teams

Energy Management teams were formed at a group level and within each industry group or sector comprising a cross section of senior and middle management. The mandate of these teams was to roll out our commitment of maximizing efficiencies in the consumption of energy related resources and minimizing the impact of environmental impacts through sustainable and lean energy management practices.

The key responsibilities of the teams in the year under review included the following:

- Determining the Baseline for energy consumption
- Identifying and reviewing Key performance Indicators
- Setting up of Energy consumption Benchmarks within each industry/operations
- Implementation of a formal system of review meetings for the initiative
- Recommending operational improvements and related investments where required for management approval
- Evaluate alternative/renewable energy sources
- Managing the communication process on sustainable energy usage/best practices within the industry sector and the group
- Set up a reward program for energy savings
- Liaise with external institutions with regard to evaluation and implementation of renewable energy sources

Key Performance Indicators

The sectors within the Group have identified and developed Key Performance Indicators relative to each of their operations during the year under review. This would now enable the business units to set measurable targets for projected energy savings during the ensuing year.

Training and awareness

Focussed training, workshops and awareness sessions has been conducted among employees within each sector during the year to promote efficient energy usage in their day to day operations. A further training session was conducted by the Sustainable Energy Authority of Sri Lanka for the Group engineers on the technical aspects of efficient energy usage and conservation in operations. Handouts, stickers and posters with energy savings tips are pasted in common areas, within offices and also distributed among staff with a view to elicit a behavioural change and optimum user involvement.

Few sectors have introduced employee reward programs to motivate staff in achieving energy efficiency in their respective operations.

Technological improvements

Some of the improvements carried out by certain sectors as a part to energy saving initiative during the year under review are as follows;

- The Real Estate Sector carried out an initiative to convert 182,000 BTU of Spilt type air conditioners using compressed refrigerants into chilled water operated units.
- Introduction of energy saving technology to maintain ambient temperature in spilt type units
- Phased replacement of CRT Monitors with LCD Monitors across all group companies
- Installation and upgrade of Power Factor Correction System in the consumer food & retail, leisure and property sector sites is an ongoing initiative
- Investment in energy star rated machinery and office equipment mandated across all Group companies. for example air conditioners, computer equipment



Energy audits

Internal Energy audits/ reviews were carried out on primary utility systems at all manufacturing facilities, hotels and offices complexes in order to ascertain baseline usage and set benchmarks to improve energy efficiency.

The group energy usage

In the table below the data reveals a slight reduction in the energy footprint of the group although the scope of the report has increased as mentioned earlier. Although a significant success in energy reduction programmes could be claimed, it is also evident that the reduction of the footprint is not solely due to the efficiencies in place but also due to other external factors as mentioned below.

The composites of the Group energy consumption as shown in the table below, depicts a slight decrease in diesel consumption, thus increasing our consumption from the national grid. This is primarily due to Yala Village, which is a resort hotel, shifting from diesel power generation to the national grid. Further, the acquisition of Union Assurance PLC during the reporting year also contributed to the increase the group's dependency on the national grid. The reduction in furnace oil consumption is largely due to closure of some resort and city hotels for refurbishment during the reporting year 2009–10.

The following table describes John Keells Group's energy usage for the reporting years of 2008-09 and 2009-10.

Description	Unit of Measure	Energy Usage		Consumption in Giga Joules	
		2008 - 09	2009 - 10	2008 - 09	2009 - 10
Fossil fuel				**215,719**	**209,463**
Diesel	Liters	5,062,249	4,917,264	153,671	149,270
Petrol	Liters	2,434	8,971	67	247
Furnace Oil	Liters	1,477,169	1,365,423	46,791	43,251
Liquid Petreloum Gas	Kg	345,456	379,695	15,189	16,695
Renewable Energy				**164,205**	**154,016**
Renewable Energy (Solar)	KwH	227,408	238,771	819	860
Renewable Energy (Bio Mass)	Cu M	34,552	32,389	163,386	153,156
Electricity From National Grid	KwH	65,593,062	68,405,343	-	-
CEB - Hydro (40%)	KwH	26,237,225	27,362,137	94,454	98,504
CEB - Thermal (60%)	KwH	39,355,837	41,043,206	141,681	147,756
Total Energy Consumption			-	**616,058**	**609,738**

(Diesel, petrol, furnace oil, solar power and electricity from CEB are converted to gigajoules based on GRI conversion table. Bio Mass and LPG are converted based on the conversion factors given by the Sri Lanka Sustainable Energy Authority.)

Energy Consumption by Sector


IT Sector
0.7%
0.6%
Property
3.1%
2.0%
Centre
0.7%
0.7%
Financial Sector
0.1%
1.1%
Transportation Sector
0.4%
0.3%
Consumer Food Sector
21.0%
21.0%
Leisure Sector
44.7%
46.4%
Plantation Sector
29.3%
27.9%
0
10
20
30
40
50
2009-10
2008-09

Energy management practices undertaken within the Group and by Sectors

Energy Management Practices across the Group

- Conversion of incandescent lighting to energy saving lighting
- Managing the total load factor by switching on large energy consuming machinery in a sequential manner.
- Capacitor banks are installed to optimize the power load and reduce cost.
- Replacement of magnetic ballasts with the electronic ballasts for lighting
- Regular preventive maintenance of all machinery and equipment
- Employee behavioural change programs through training programs and poster campaigns to elicit optimum user involvement
- Redesigning existing facilities to derive maximum energy efficiency as and when refurbishments are carried out.
- Introduction of solar control films on the external façade of the buildings
- Implementation of task lighting
- Managing ambient temperatures of HVAC systems



Leisure sector

- Installation of energy saving key tags for rooms to optimize power usage
- Regular maintenance and upgrading done for the air-conditioning systems by replacing air blowers, chillier pumps and variable speed drivers to prevent any energy wastages.
- Rationalization of power usage during low occupancy.
- Increased usage of alternative energy sources such as solar power in the Maldivian resorts, Cinnamon Lodge, Chaaya village and Yala village.
- Introduction of thematic promotions in Maldivian hotels to reduce the energy usage in dining areas
- Installation of LED lighting in Club Oceanic, Trincomalee

Food & Beverage sector

- Maximizing production throughput and energy consumed by optimum production runs on a two shift basis.
- Replacing existing electric oil pre heaters in the boilers with of steam operated oil pre heaters
- Procurement of energy efficient servers
- Replacing open type island freezers & chillers with closed door freezers at retail outlets
- Internal energy compliance audits are carried out on a monthly basis in retail outlets
- Introduction of reward programs – energy savings beyond set targets are shared among staff

Other

- Biomass energy from Gliricida wood for withering of tea leaves and other furnace operations
- Planting of Gliricida trees within the out growers tea plantations providing a sustainable source of renewable energy
- Reducing of bulbs per light fitting where possible

The initiatives below capture our way forward with regard to energy consumption as a Group:

- Reinforce the management practices currently institutionalized through a process of continuous improvement
- To improve on our current energy management practices and embrace emerging technologies in achieving a lower emission rate of green house gases and a lower carbon foot print
- To partner local and international environmental conservation agencies to assist the group in evaluating cheaper, sustainable and renewable energy sources and related funding for implementation

- To be involved in public policy in relation to Climate Change and GHG emissions
- To progressively move towards converting existing facilities where possible to be more energy efficient buildings and mandate new developments to be governed by globally accepted standards such as LEEDS and Green Globe certifications

Conservation of biodiversity

Sri Lanka is categorized as one of the most valuable biodiversity hotspots of the world and the John Keells Group, seeks to conserve, and where possible, enhance biodiversity of the locality in which it operates in.

This is done primarily through the adherence of local and governmental laws and the implementation of best practices relating to conservation and protection of biodiversity including the adherence to ISO 14001 Environmental Management Systems. The group operates strictly by the guidelines setup by Government and regulatory authorities such a Central Environment Authority and Department of Wildlife Conservation etc.

The year 2009-10 saw the development of the group's Biodiversity Conservation Policy and Management Guidelines which were circulated to all Group companies to ensure adherence.

The following Management Guidelines were issued to all companies in the Group.

- All companies including new companies which may be acquired merged or formed, and in which the Group exercises management control, shall fall within the purview of the Group's biodiversity policy.
- At a minimum, all such Group companies shall comply with all applicable local and Governmental legal / regulatory obligations. In the event the Group feels that existing legal requirements are insufficient to cover the Group's operations, sound management practices and procedures will be applied to ensure that the biodiversity of the area is protected.
- The Group will share best practices with regard to the conservation of biodiversity within the Group and ensure that all relevant personnel are provided with the skills and knowledge to comply with the biodiversity policy of the group.
- All group companies shall monitor emerging issues and keep abreast of regulatory changes, technological innovations and stakeholder interests. The Group shall carry out and support projects that conserve and raise awareness about the importance of maintaining the integrity of essential ecosystems.
- The Group shall continue to work with the government, academia, non-governmental organizations, business associations and other interested stakeholders in striving to develop effective and sustainable legislature and solutions

Policy on the conservation of biodiversity

The Group shall seek to conserve, and where possible, enhance biodiversity of the locality through the adherence of local and Governmental laws and the implementation of best practices relating to conservation and protection of biodiversity in areas where operations of the Group are carried out.

The Group understands and acknowledges its responsibility in conserving and protecting the biodiversity of the areas it carries out operations, not only for the purpose of ensuring sustainable business, but to take care of the planet and preserve its diversity, beauty, resources and strength for future generations.



to minimize the impact on the biodiversity in the areas of operations.

Management approach and conservation initiatives carried out

In line with the Biodiversity Conservation Policy and Management Guidelines, Group companies operating close to biodiversity hot spots and protected areas carried out surveys through their resident naturalists and recorded the visible flora and fauna in the premises of each identified group company. Such lists would be used to by each group company to closely monitor how its operations would impact on the flora and fauna in the vicinity of its operational sites.

In addition, most Group companies located in environmentally sensitive areas such as hotels provided periodic training to the staff with regard to the value conservation of the flora and fauna in the vicinity of their location.

Walkers Tours whose business operations are greatly dependent on the biodiversity of the country, engaged in several community awareness events to enhance the understanding of villagers on the need for conservation of biodiversity in their locality. These activities were carried out from their operations bases at Habarana, Yala and Hikkaduwa.

Yala Village along with Walkers Tours has also assisted in setting up a school nature club at Sri Devananda School, Yodhakandiya and conducted sessions for children on biodiversity conservation.

The Group's Leisure Sector recently commenced whale watching tours in the seas off the southern cost of the country. The Leisure Sector works in collaboration with the Tourist Board and the Department of Wild Life Conservation in carrying out such operations. The Group is represented in the committee for drafting guidelines to govern whale watching in order to ensure the conservation and protection of whales and marine life.

During the reporting year, Yala Village established minimum specifications for the type of jeeps that could be used in providing tours for its guests within the National Park. The jeeps are currently owned and operated by third parties, who are arranged by the hotel at the request of guests. The minimum vehicle specifications introduced are with the aim of reducing noise and emissions while on safari, and the jeep owners have been issued with the minimum specifications that would be required on their vehicles in order to be eligible for selection.

Further, the Yala Village hotel premise has also been declared as a noise free zone. Honking is not allowed within Yala Village in order to avoid disturbance to the wildlife around the hotel.

The butterfly garden at Habarana created by group's naturalists at the Cinnamon Lodge is a direct conservation attempt by creating an ideal habitat for local butterflies. This 5 acre butterfly garden was setup under the expertise of consultant lepidopterist, the renowned Dr. Michael van der Poorten. Mostly available in the dry zone, more than 30 varieties of species have been observed in the facility up until now. Similar to last year, the main objective of this project is conserving and protecting these species. Creating awareness with regard to the significance of butterflies and biodiversity as a whole by educating guests, employees and residents of the area, in turn helps protect such species.

Impacts on biodiversity

In 2008-09, the Group considered a location base of 37 companies from which the companies that potentially had the greatest impact on bio-diversity of the area were considered. This year, the Group considered a location base of 73 companies.

The table below identifies the selected group companies as per the boundary. This considers the nature of operations of such companies and their locality, based on the following categories, namely:

- City / Urban
- Suburban
- Rural / Exotic Area / protected area

Companies whose nature of business fall within the consumer foods manufacturing, bunkering/ hotels/ warehousing/ tea factory areas and companies that are located in rural, exotic areas or close to protected areas were identified and is depicted within the highlighted area of the table found on the following page.

Identification process of the Group companies in relation to high biodiversity

	City & urban areas	Suburban areas	Rural areas / Exotic areas / Close to protected areas
Consumer Foods Manufacturing		Ceylon Cold Stores - Factory	
		Keells Food Products	
Hotels, Logistics & Warehousing, Tea Factories, Bunkering	Whittal Boustead Cargo	John Keells Logistics	Coral Gardens Hotel
	Lanka Marine Services	John Keells Logistics Lanka	Bentotal Beach Hotel
	Cinnamon Grand	Transware Logistics	Cinnamon Lodge
	Cinnamon Lakeside		Chaaya Village
			Chaaya Citadel
			Rajawella Hotel
			Club Oceanic Hotel
			John Keells Warehousing
			Wirawila Walk Inn (Land only)
			Yala Village
			Hotel Hakuraa Huraa Maldives
			Hotel Alidhoo Maldives
			Hotel Ellaidhoo Maldives
			Hotel Dhonveli Maldives
			Tea Small Holder Factories
Retail Outlets & Offices	Auxicogent International Lanka		
	Auxicogent International		
	Auxicogent International USA		
	Auxicogent Investments Mauritius		
	Infomate		
	John Keells Computer Services UK		
	John Keells Computer Services		
	John Keells Software Technologies		
	John Keells Office Automation		
	John Keells		
	John Keells Tea		
	John Keells Properties		
	Keells Realtors		
	Whittal Boustead Real Estate		
	Crescat Boulevard		
	John Keells Holdings PLC		
	John Keells International		
	John Keells Singapore		
	Keells Consultants		
	Mackinnons Keells Financial Services		
	Mortlake		
	John Keells Holdings Mauritius		
	Facets		
	Mack Air		
	Mack Air Services Maldives		
	Mackinnons Travels (Pvt) Ltd		
	John Keells Air Services India		
	Mackinnon Mackenzie & Co Ceylon		
	John Keells Logistics India		
	Mackinnon Mackenzie Shipping		
	Keells Shipping		
	JK Packaging		
	Ceylon Cold Stores - Head Office		
	Keells Food India		
	Keells Food Products Mauritius		
	JayKay Marketing Services		
	Nexus Networks		
	John Keells Stock Brokers		
	Union Assurance		
	Walkers Tours		
	Whittal Boutead Travel		
	Serene Holidays		
	John Keells Hotels		
	Keells Hotels Management Services		
	John Keells Hotels Mauritius		
	Auxicogent Alpha		
	Auxicogent Holdings		

With regard to The Maldives which harbours a rich biodiversity, its atolls are significant due to them being by far the largest group of coral reefs in the Indian Ocean, with an area in excess of 21,000 km2 and a total reef area of more than 3,500 km2. Over 1,100 species of reef fishes and over 250 species of corals are found.

Among animal groups that are internationally threatened are populations of green and hawksbill turtles as the Maldives is perhaps the most important feeding area for hawksbill turtles in the Indian Ocean. It is also home to globally significant populations of whale shark, reef sharks and manta rays as well as at least 21 species of whale and dolphin. Other globally significant coral reef species include the Napoleon wrasse, Giant Grouper, giant clam and black coral. In addition to coral reefs, the Maldivian atoll ecosystems are comprised of a variety of other habitats including extensive shallow and deep lagoons, deep slopes, sandy beaches, and limited mangrove and sea grass areas. Due to this, construction and operations within Maldives are governed by stringent regulation which needs to be in compliant.

As the Group operate 4 hotels in The Maldives as mentioned in the chart below, we in turn comply with several government departments that are responsible for ensuring the conservation and sustainability of marine and coastal biodiversity in The Maldives, including the Ministry of Environment, Energy and Water (now the Ministry of Housing, Transport and Environment), the Ministry of Fisheries, Agriculture and Marine Resources, and the Ministry of Atolls Administration.

Company	Geographic location	Subsurface / under-ground land utilised	Type of operation	Size of site in acres
John Keells Warehousing	Muthurajawela	Nil	Tea Warehouse	6.00
Tea Small holders Factories				
Neluwa	Neluwa	Nil	Tea Factory	18.27
Halwitigala	Halwitigala	Nil	Tea Factory	12.27
Hingalgoda	Hiniduma	Nil	Tea Factory	12.52
Kurupanawa	Nagoda	Nil	Tea Factory	12.40
Pasgoda	Pasgoda	Nil	Tea Factory	5.41
New Panawenna	Kahawatta	Nil	Tea Factory	10.59
Broadlands	Pitawala	Nil	Tea Factory	4.14
Karawita	Uda Karawita	Nil	Tea Factory	4.99
John Keells Group Hotels				
Chaaya Village	Habarana	Nil	Hotel	9.34
Cinnamon Lodge	Habarana	Nil	Hotel	25.47
Chaaya Citadel	Kandy	Nil	Hotel	5.79
Bentota Beach Hotel	Bentota	Nil	Hotel	11.02
Club Oceanic	Trinco	Nil	Hotel	28.24
Coral Gardens Hotel	Hikkaduwa	Basement of 3600sqm	Hotel	4.36
Yala Village	Yala	Nil	Hotel	10.00
Hotel Hakuraa Huraa	Meemu Atoll Republic of Maldives	Nil	Hotel	13.42
Hotel Dhonveli	North Male Atoll Republic of Maldives	Nil	Hotel	36.96
Hotel Alidhoo	Haa Alif Atoll Republic of Maldives	Nil	Hotel	35.00
Hotel Ellaidhoo	North Ari Atoll Republic of Maldives	Nil	Hotel	13.75

The locations within Sri Lanka mentioned in the table above and their proximity to biodiversity hotspots and protected areas are depicted below.


Hotels
Warehouses
Tea Factories
Sanctuaries / National Parks / Nature & Forest Reserves
Chundikulam Bird Sanctuary
Madhu & Giants Tank Sanctuary
Kokilai Bird Sanctuary
Club Oceanic Hotel
Naval Headworks Sanctuary
Somawathie Chaitya Sanctuary
Wilpattu National Park
Ritigala Strict Natural Reserve
Minneriya Tank Sanctuary
Channya Village
Cinnamon Lodge
Wasgamuwa Strict Natural Reserve
Maduru Oya National Park
The Citadel
Rantambe Reservoir Sanctuary
Gal Oya National Park
The Tamarind Tree
Broadlands
John Keells Tea Warehouse
Muthurajawela Wetlands/Marsh
Uda Walawe National Park
Karawita
Sinharaja Rainforest Reserve
Yala National Park
Bentota Beach Hotel
Nelluwa
Yala Village Hotel
Kann Eliya Forest Reserve
Halwitigala
Hiniduma
Bindala Bird Sanctuary
Coral Gardens Hotel
Nagoda
Pasgoda

Group's Carbon Footprint

We have taken steps to establish our Carbon Footprint which is estimated to be 62,130 MT CO2eq in 2009-10. This constitutes of 15,505 MT of Scope 1 (direct emissions) and 46, 625 MT of Scope 2 (in-direct) emissions.

As an environmentally responsible organization which has a regional impact, we have taken the necessary initiatives to establish our baseline carbon footprint and periodically monitor the continuous improvement efforts carried out. As a conglomerate which has reduction of carbon emissions as one of its top most priorities, the establishment of its baseline footprint is a step towards our vision of becoming a carbon neutral organization.

Our carbon emissions have been measured using Greenhouse Gas Protocol governed by World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). The emission factors have been derived from IPCC Guidelines for National Greenhouse Gas Inventories. For the year 2009-10, our boundary for the emissions measurement has been governed scope 1 and scope 2.

- Scope 1 is GHG emissions occurring directly from sources that are owned or controlled by our organization
- Scope 2 is indirect emissions generated in the production of electricity consumed.

Electricity – The main constituent of the carbon emissions is generated from electricity sourced from the national grid, contributing approximately 75 per cent of the footprint. The sectors with the highest consumption of electricity are leisure as well as food & beverage. To reduce this effect, we have implemented a group-wide strategy of conserving electricity as well as improving the efficiency of our equipment and buildings.

Diesel – The second main constituent of the carbon emissions is produced from generators which are powered using diesel, contributing approximately 18% of the footprint. Generators are mainly used as a backup source of power at the companies and hotels in Sri Lanka, whilst in the Maldivian resorts it is the only source of power due to the unavailability of grid power to the remote islands. In order to reduce the level of emissions as well as reliance on diesel, we have installed solar panels to generate power for smaller functions such as water heating etc.

As our way forward, we hope to expand our boundary to scope 3 to capture all other indirect emissions that are a consequence of the activities of our organization, but occur from sources not owned or controlled by us. We are currently laying out a framework to capture the numerous variables under scope 3 and we hope to establish a dynamic system to report the emission data on a regular basis.

John Keells Group's Carbon Footprint

Description	Unit of Measure	Energy Usage	Consumption in Giga Joules	Consumption in Tera Joules	Emission Factor (kg/TJ)	Carbon Footprint (MT CO2eq)
Diesel	Litres	4,917,264	149,270	149.27	74,100	11,060.91
Petrol	Litres	8,971	247	0.25	69,300	17.12
Furnace Oil	Litres	1,365,423	43,251	43.25	78,000	3,373.58
Liquid Petroleum Gas	Kg	379,695	16,695	16.70	63,100	1,053.45
Scope 1 - Direct Energy			**209,463**	**209.46**	**284,500**	**15,505**

Description	Unit of Measure in kWh	Consumption in MW	Emission Factor (T CO2eq/MwH)	Carbon Footprint (MT CO2eq)
Electricity From National Grid	68,405,343	68,405.34	0.6816	46,625.08
Scope 2 - In-Direct Energy	**68,405,343**	**68,405.34**	**0.6816**	**46,625**
	Carbon Footprint Base Line Established (MT CO2eq)			**62,130**

John Keells Group's Carbon Footprint
62,130MT CO2eq in 2009 / 2010


75%
18%
5%
2%
0.03%
Diesel
Petrol
Furnace Oil
Liquid Petroleum Gas
Electricity From National Grid

Compliance with environmental rules and regulations

For the reporting year, written confirmation was obtained from each group company as to the value of monetary fines and sanctions and the total number of non monetary sanctions that may have been imposed by any regulatory authority for non compliance of environmental laws and regulations.

We are pleased to announce that no company of the John Keells group was fined or levied monetary or non monetary sanctions for non-compliance of environmental laws and regulations in any of the countries where operations of the Group took place during the year.

Initiatives undertaken by Group companies and its respective savings based on environmental impacts

The mitigation of the environmental impact of our operations is an integral part of our business. Many initiatives and processes are in place by the group to minimize any such impacts.

The initiatives taken by certain Group companies to counter environmental impacts relevant to the areas of material use, water, emissions, effluents, noise and waste are given below.


"Zero fines were recorded within the Group for the reporting year with regard to non-compliance with environment regulations".

Company	Relevant area	Description	Details	Volume/Weight savings measure
Cinnamon Grand	Material use	Energy intensive	1. Furnace oil saving due to replacement of stem trap and modification 2. Energy saving due to replacement of CFL bulbs	185,000 Liters 8,608 Kwh
	Water use	-	Balancing of all cooling tower water basin water levels, with new pipe system to prevent overflowing	Annual savings of 7,300 M3 of water
	Emissions	-	Adjustment of fuel injector nozzle to improve the efficiency of the boiler and the replacement of defective traps and necessary insulations	185,000 Liters per year
Cinnamon Lakeside	Material use	Energy intensive	1. Placing of energy-saving bulbs in the lobby 2. Placing of T4 bulbs for 10 guest room toilets 3. Placing of Energy saving bulbs in the link restaurant	242 Kwh / day 0.32 Kwh / day 20 Kwh / day
		Toxic material	Water treatment chemical cans handed back to the supplier	25 cans for the year
Union Assurance	Material use	Non renewable energy	1. Few steps taken to reduce electricity consumption 2. Recycling of used stationary weekly 3. Reusing of printer toners and photo conductor shells	1. 47,680 units 2. 20,250 Kg's a year 3. 148 toners, and 35 photo conductors were reused
AHPL - Crescat	Water use	-	Utilizing of ground water for floor washing and toilet flushing - water consumption in Boulevard to be reduced by 5%	6 M3 a day
	Noise	-	Sound attenuators were installed in kitchen exhaust system to reduce noise levels	70 db at boundary
	Waste	-	All wet garbage collected in the Boulevard is now taken to the piggery farm	150 kg
JKCS	Material use	Energy intensive	Electricity use – optimizing office space and consolidation of physical servers and the use of energy management software on PC's	29% on electricity Kwh
Hakura	Material use	Energy intensive	Education of all concerned, including guests	2.5%
	Water Use	Washing	Planned introduction of water saving toilet accessories to all guest rooms and the use of high pressure guns	3% - 4%
	Waste	Other	STP waste used as fertilizer	1,500 Kg per year
Ellaidhoo	Water use	Volumes used	Desalination plant, reduction in production of water	2,670 Units
		Washing	Reduction in water consumption for laundry	1,220 units
	Effluents	Quality of water used	Reduction of water use by reusing treated gray water for the gardens	6,000 L
Alidhoo	Water use	Volumes used	Reduction of desalination plant water production	15,670 units
Dhonveli	Water use	Volumes used	Reduction of desalination plant water production	3,929 units
		Washing	Reduction in water consumption for laundry	757 units

Company	Relevant area	Description	Details	Volume/Weight savings measure
	Waste	Non reclaimable	Disposed to "Thelafushe" island for landfill	-
Chaaya village	Material use	Energy intensive	Switched to CFL bulbs	60,000 Kwh annually
Club oceanic	Material use	Energy intensive	Awareness programs conducted to educate all concerned on the reduction of energy	0.3%
	Water use	Volumes used	Educating staff and guests on reduction in water consumption	3.5%
		Washing	Already planned to use water savings	3% - 4%
	Emissions	Ozone depleting emissions	1. Use of ozone-friendly gases for refrigeration and air-conditioning 2. Regular preventive maintenance program in place	
	Waste	Other	Plans to make fertilizer out of STP waste	1,200 Kg per year
Habarana Lodge	Material use	Energy intensive	1. Introduction of best energy efficient systems 2. Carrying out proper preventive maintenance 3. Educating staff 4. Section wise room allocation as per occupancy pattern	08% reduced
		Toxic material	Plan to reduce consumption after upgrading water plant in May 2010	
	Water use	Other	Planning to obtain treated water from sewer plant to the garden after upgrading in May 2010	
	Waste	Other	STP waste used for the making of compost and sell	10,330 kg / year sold during the last year
Bentota Beach Hotel	Material use	Energy intensive	Fixing CFL bulbs	Saving of 73,800 Kwh units per year
	Waste	Other	Processing of garden waste to compost	Saving of 6,000 bags of garbage per annum
Citadel Kandy	Effluents	Quality of water used	Quarterly testing of drinking water	
	Noise	-	Sound proof wall around generator	
Yala village	Water use	Volumes used	STP plant in operation using water waste from sewage and kitchen. Treated effluent water being used for gardening purposes and rest sent to lake to use during season and animal use	85,000 Liters of water treated per annum
	Waste	Other	Disposal of systematic solid waste project using bio – gas technology. Bio gas is used for the kitchen and produces fertilizer for the garden	Use of LP gas would be reduced
Ceylon Cold Stores	Water use	Volume used	Water meters have been fixed to monitor the water usage in the manufacturing process.	



A larger portion of the companies within the group that have implemented initiatives to mitigate negative environmental impacts of its operations belong to the Leisure sector, with many of the resorts and hotels following common best practices in its mitigation initiatives. Other sectors in the Group such as Property and IT too have implemented such initiatives. It should also however be noted that sectors such as Transport and IT use and produce minimal levels of the key focus areas highlighted in the above section. A concerted effort is also observed across all Group companies to implement various initiatives along with efficient monitoring and tracking of performance of such initiatives.

Furthermore, the leisure sector has committed to increase its environmental responsibility through adherence of Green Globe standards. This has resulted in 5 properties committing to achieve Green Globe certification within the year of 2010. This further contributes to the collective goal of initiatives that mitigate environmental impact within the Group. The Green Globe program traces its roots back to the United Nations Earth Summit in Rio de Janeiro which was held in 1992 – when the term "sustainability" was at an infant stage - where 182 heads of state from around the world endorsed the Agenda 21 principles of sustainable development. With the development of the tourism industry, the pioneering operators were concerned about the effect their operations had on the environment which grew rapidly and how it could be best measured. Green Globe was the way forward for such organizations who were interested in measuring their environmental impact and then developing and implementing strategies in order to reduce them.

The Green Globe certification is a seal of independence recognizing sustainability achievements of businesses and communities. The standards on which each property needs to comply with, covers main areas within the business namely facility, energy, water, emissions, recycle, purchasing, etc from which each organization has to comply with 50% of the total applicable numbers. Our goal as a Group which is recognized as the leading conglomerate within Sri Lanka, is to be a sustainable entity, setting an example to the community.



By offering all our employees a performance centric work culture, and by engaging employees through a fair and rewarding work environment we continuously strive to attract, develop and retain all our employees.

The group's Human Resource practices are constantly revisited and improved to ensure that we strive toward excellence. An initiative was undertaken to cascade the code of conduct to non executive levels of the group which carry the essence of our value system. To further strengthen our governance structure and encourage/facilitate all employees to live by our values the Group appointed an "ombudsperson".

At John Keells we believe that ensuring open communication enables trust and confidence. To further enhance on the communication model that we practice in the group an electronic forum called "JK Connect" has been introduced. This forum widens the opportunity for employees in a diverse organisation such as ours to share knowledge, communicate information and foster a more employee engaged culture.

The boundaries within which the data is reported has expanded from previous years as cited in the introduction of the report.

Employee number by category

Sector	Assistant Vice Presidebt & above	Manager	Assistant Manager	Executive	Non Executive	Total head count
Consumer Foods & Retail	16	58	107	207	2,490	2,878
Transport	10	23	23	138	139	333
Leisure	25	46	66	463	3,719	4,319
Information Technology	12	51	55	607	93	818
Other-Centre Functions	19	20	28	47	14	128
Property	5	11	13	21	54	104
Plantations	7	18	9	34	1,031	1,099
Financial Services	13	196	167	322	298	996
TOTAL	**107**	**423**	**468**	**1,839**	**7,838**	**10,675**
	1.00%	3.96%	4.38%	17.23%	73.42%	

The gender breakdown of the group's population portrays a 4:1 male to female ratio. When considering the group's composition of industries, this figure reflects country norms.

Employee population by gender


22%
78%
Male
Female

MORE THAN JUST A WORKPLACE

Employee population by type


32%
68%
Permanent
Contract

Employee population by region


11%
89%
Local
Foreign

Leisure and Consumer Food & Retail sectors are the main contributor toward the 32 per cent of contract employees due to the nature of their industry and work. Although an evident increase in scope has been accounted for in the present year's report, a considerable reduction in contract employees is a positive sign when considering a performance measure. Furthermore, the John Keells Group consists of only fulltime employees as per the National legislation, with the total work force of the group (10,675) being full time employees.

11 per cent of the Group's total staff population is employed in overseas subsidiaries, which also includes offshore staff in Leisure and Information Technology sectors.

Group attrition analysis

When considering the current year it was decided to report on attrition rates across the group. This is a formidable indicator of an organisation's employee performance and thus enables the organisation to identify specific issues within employee segments such as gender, age etc.

Employee attrition by gender


33%
67%
Male
Female

The genderwise attrition rate for the group is 33 per cent of female and 67 per cent of male. However when compared based on the total population of females and males of the group the analysis reflects a 19 per cent female attrition and a 11 per cent male attrition as per the attrition by gender headcount depicted in the graph below.

Attrition by gender headcount


Female
8360
19%
Male
2315
11%
0
2000
4000
6000
8000
10000
Attrition
Headcount - Gender

Employee attrition by region


Foreign
1176
44%
Local
9499
9%
0
2000
4000
6000
8000
10000
Attrition
Headcount - Region

The bar graph above considers the group's employee base differentiated by its foreign and local employees. When analysing this it is evident that 44 per cent attitrion level prevails in the foreign cadre and a 9 per cent attrition in the local cadre. However it is noteworthy that the high attrition rate in the foreign cadre is due to this representing a large compostion of the Business Process Outsourcing (BPO) arm of the group which is located in India.

Employee attrition by age


22%
2%
76%
< 30
30-50
50

The main contributor to the 2 per cent attrition over the age of 50 years is seen in the Leisure sector where most skilled persons become easily employable in the market.

The highest attrition as per age is once again seen in the BPO arm of the group where high attrition is the norm in the industry, which is followed by the Insurance industry. The reason for high attrition in the Insurance industry has been identified as the competitive nature within the industry and the new entrants to the market resulting in greater employee opportunities. Thirdly, the Retail sector draws significance in terms of attrition which is mainly due to the profiles of the retail entry-level employees and their employability in similar markets.

Using the results of the robust exit interview process the group follows, capturing and analyzing data is done to ensure that proactive measures will be taken to address attrition if unhealthy trends are visible. Since this year being the first in reporting group wide attrition, the analysis will provide more comparable data on attrition in years to come keeping this year's figures as a baseline.

Freedom of association and collective bargaining

The John Keells Group has established many policies and practices that contribute to build employee engagement. These initiatives enable the creation of an organisation of citizenship and commitment that in return ensures the success of employee relations.

Formal and informal types of collective bargaining are prevalent within the group. Formal collective agreements are found only in the Consumer Foods Sector and John Keells PLC of the Plantation Services Sector. The Tea Small Holder Factories in the Plantation Services Sector is not a signatory of a collective agreement but the company follows the same structure governing the plantation industry of Sri Lanka with regards to terms and conditions of employment.

We strongly believe in employee engagement to act as an enabler for positive social impacts of our organisation. Many human resource policies and practices contribute in ensuring engagement is carried out to its fullest. Few which can be mentioned would be, the management practising an "open door" policy and a 360 degree evaluation done at senior manager level where subordinates and peers have the opportunity to comment on the employee concerned. Further to this, regular skip level meetings, a direct email address to chairman, committee structures of the organisation at worker level, joint consultative committees, a policy and a process to handle grievances reiterates the above.

Whilst we strive to attract and retain the best employees, locally and regionally, through our robust employee value proposition, we also identify and assist employees to reach their true potential through continuous learning and development opportunities. A majority of our development programs are instructor-led and we will be offering e-based learning and development opportunities in the future.



Employees covered by collective bargaining

Total number of employees	**10,675**
Consumer Foods & Retail	1,347
Leisure	604
Plantation Services (John Keells PLC)	30
Employees covered by collective bargaining	**1,981**
	18.59%

Policy on freedom of association and collective bargaining

The John Keells Group respects the right of its employees to join or to refrain from joining an employee organisation, including labour organisations or trade unions, without fear of reprisal, intimidation or harassment. The company is committed to bargaining in good faith through open and constructive dialogue with freely chosen representatives of employees or groups of employees.



Training hours by category

When elaborating the John Keells group's training capacity, it has been analysed that the group's employees have spent 255,000 hours of training on business focus and soft skill learning and development during the year, averaging to 25 hours of training per employee. With the environment taking a positive turn we believe that all our employees will need to be ready to seize many diverse opportunities and challenges. By further reinforcing the learning culture we foster at John Keells we will increase the number of hours utilized for training in the future.

The bar chart elaborates on the training hours segmented by category within the reporting year. We have a comprehensive and integrated performance management system endorsing our performance driven culture. The foundation for this system is based on the accurate objective setting whilst the main elements of the system are formal feedback at two intervals in the performance cycle, evaluation, reward, training and talent identification and management.

All our employees – non-executive and executive - which amounts to a 100 per cent, receive feedback all year around, whilst formal feedback is given during midyear and year-end appraisals. Performance levels, competency based feedback training requirements and career development reviews are discussed during this feedback sessions. To improve the skills of supervisor giving feedback as well as subordinates receiving feedback, the number of training sessions conducted on "Feedback giving & receiving" will be increased in the coming year.

At certain non executive levels, especially employees governed by collective agreements, a formal process of performance appraisal will not take place. However, depending on their role, performance feedback will be given regularly on productivity and efficiency. All employees of the group received performance feedback for the reporting year as stated in the performance appraisal policy. Furthermore, employees who are on probation will not fall in to the main stream performance management system. They will receive feedback constantly till the end of the probation period and feedback will be considered at the time of absorbing them to the permanent cadre.

Training hours by category


Non Executive
22
Executive
39
Assistant Manager
9
Manager
8
Assistant Vice President & Above
10
0
5
10
15
20
25
30
35
40
Hours of Training



John
Keells
Group

CODE OF CONDUCT

ආචාර ධර්ම සංග්‍රහය

நன்னெறிக் கோவை

JOHN KEELLS HOLDINGS PLC AND JOHN KEELLS GROUP
CODE OF CONDUCT FOR EMPLOYEES

The Code of Conduct is applicable to all employees of the John Keells Group and it forms part of the contract of employment.

BASIS OF CODE OF CONDUCT

The Code is founded on the following principles:

(i) Allegiance to John Keells Holdings Plc and the Group and upholding of its Values.
(ii) Compliance with the laws and company Rules and Regulations applying in the territories that the Group operates.
(iii) The conduct of business in an ethical manner at all times and in line with acceptable business practices.
(iv) The exercise of professionalism and integrity in all business and "public" personal transactions.

The Code of Conduct comprises of the following sections:

* FAIR DEALING
* CONFLICT OF INTEREST
* ANTI FRAUD POLICY
* CONFIDENTIALITY AND INSIDER INFORMATION
* GIFTS AND ENTERTAINMENT
* COMPLIANCE WITH THE LAW
* BEHAVIOUR IN PUBLIC
* OTHER OBLIGATIONS

Read the complete Code of Conduct which is at:

* Executives
Intranet (http://myportal.keells.lk/irj/portal) → MyESS
* Non Executives
Sector HR Teams

January 2010

ETHICAL BUSINESS

A strong commitment to upholding the universal human rights of all individuals has been inherent in the John Keells Group throughout its existence. We have imbued the values of "doing the right things, always", "fostering a great place to work" and "building strong relationships based on openness and trust" by ensuring that through our actions we demonstrate our commitment and respect for all our stakeholders. This commitment has translated into the management systems and processes which govern our businesses.

The John Keells Group's standard on the minimum age for admission to employment is more stringent than the applicable statutory definitions as well as the ILO conventions.

During the year under review, the Human Rights Task Force worked on institutionalizing the John Keells Group policy on child labour by developing and disseminating the related guidelines among the management and introducing systematic reporting processes via circulation of questionnaires. These are due to be verified through a quarterly compliance checklist with effect from 2010-11.

The processes confirmed that the risk of child labour is very remote at the John Keells Group. Companies within the Group already have in place best practices relating to observing and verifying the minimum age of employment and no case of non-conformity has been detected so far. The processes relating to recruitment and selection require verification of age with reference to the original of the birth certificate and National Identity Card of the employee and, in certain cases, school leaving certificate as well as maintaining copies of same in the personal file. In addition, in the Consumer Foods Sector, where outsourced labour is engaged in certain instances such as to meet seasonal requirements or cover absenteeism of company staff, multiple controls are in place to ensure strict compliance by labour suppliers. So far, no case of non-conformity has been detected.

Policy on child labour

John Keells Group does not engage children in employment. As a general practice, the Group does not employ any person below the age of 18 (eighteen) years at the workplace.

Meanwhile, steps were taken to address the employment of young workers by a few companies of the Group due to the nature of their business operations. The steps taken by the respective companies are as follows.

Jaykay Marketing Services (Private) Limited (JMSL), the operator of the Keells supermarket chain, had 122 trainees below the age of 18 as at 31st March 2009. In keeping with the Group policy on child labour, JMSL stopped recruiting any new staff below the age of 18 from 1st May 2009. By 31st March 2010 JMSL had only 15 trainees who were below 18 years of age. By October 2010, all 15 of them will be 18 years or more. Whilst HR departments will be conducting spot audits to ensure adherence to this policy going forward, strict instructions have been given to Outlet Managers to adhere to requirements pertaining to the employment of young workers as per applicable law, until such time as the said trainees turn 18.

With regard to resorts managed by John Keells in the Maldives, it has been verified that some of the resorts do engage trainees who are below the age of 18 attached to the John Keells School of Hospitality in the Maldives. However, this is in the nature of an internship with the duration of such internship lasting no more than a maximum of 3 months. In keeping with the Group policy on child labour, the Leisure group will not employ any person below the age of 18 years.

Forced or compulsory labour

During the year under review, the Human Rights task force also worked on institutionalizing the Group policy on forced or compulsory labour by disseminating the policy among the management and introducing systematic reporting processes via circulation of questionnaires. These too are due to be verified through a quarterly compliance checklist with effect from 2010-11.

Policy on forced or compulsory labour

No employee of the John Keells Group is made to work against his/her will, or subject to corporal punishment or coercion of any type related to work.

The processes confirmed that the risk of forced or compulsory labour is insignificant at the John Keells Group and its subsidiary companies. So far, no case of non-conformity has been detected companies within the group already have in place best practices in this respect. As regards training, especially where the training cost is significant, companies within the Group also ensure that employees are required to understand and agree that they will work an adequate duration which would not exceed the value of the training. Employees who work beyond normal hours are compensated adequately by means of overtime or variable pay (as applicable) and are also supported with meals and transport facilities, in compliance with applicable law.

Non-discrimination

In keeping with its policy, on equal opportunities for all, the Group is also committed to maintaining workplaces that are free from physical or verbal harassment or discrimination on the basis of race, religion, gender, age, nationality, social origin, disability, political affiliation or opinion. The Group also has a comprehensive process in place regarding the prevention of sexual harassment, pursuant to subscribing to the Code of Conduct and procedures to address sexual harassment in the workplace, developed by the Ceylon Chamber of Commerce and the Employers' Federation of Ceylon.

Policy on equal opportunities

The John Keells Group is an equal opportunity employer. Accordingly, the group is committed to hiring, developing and promoting individuals who best meet the requirements of available positions, possess the required competencies, experience and qualifications to carry out assigned tasks and have the potential for growth within the organisation; and has put in processes and systems that ensure the same.

During the year under review, the Human Rights Task Force worked on institutionalizing the Group policy on equal opportunity by developing and disseminating the related guidelines among the management. Changes were also introduced in texts of advertisements as well as forms used in the recruitment process which draw attention to the relevant Group policies.

Anti-corruption

At the John Keells Group, we have a set of shared values. Our values guide the way in which we do business and influence the way we think and act. It is by putting these shared values into everyday working practice that we can operate successfully as a company. Our values are expressed in our Code of Conduct which further elaborates on how we live them out on a day-to-day basis.

A code has no practical use unless it is part of an active process of compliance, monitoring and reporting. The Board of JKH is responsible for this process, with the day-to-day responsibilities lying with the next levels of management around the Group.

The code is communicated to all executives and above across the Group. We have recently updated our intranet with the revised version of the code which is found in all three languages for a more comprehensive coverage.

As part of our Group-wide positive assurance process, each year our BU heads and CEO's give a written assurance that their business is in compliance with the Code. The Board of JKH reviews these responses as it is also captured through the individual risk matrix. Internal audit is used to provide reassurance that the process is working satisfactorily.

Any breaches of the Code must be reported in accordance with procedures set by the Group Sustainability function. The adherence to the Code is paramount and the management will not be found for any loss of business resulting from adherence to our Code.

We expect and encourage employees to bring to our attention any breach of the Code and no employee will suffer as a consequence of reporting a breach. Based on the authority levels as per the group operating model established in 2005 all companies and functions have a process to prevent / reduce the risk of corruption. We also have appointed an ombudsman who could be directly contacted by any employee in order to raise any concerns in complete confidence, and anonymously if they wish. The staff portal/ Intranet, carries the ombudsperson's contact.

Last year's reporting boundary which was at 37 companies - analysed for risk resulting from the conduct of employees and further subjected to independent audit reviews - made a 100% compliant level under the said indicator. With the current year's reporting boundary almost doubling at **73 companies**, further analysis goes to show that the non-compliant companies comprise Holding companies, Investment companies, Managing companies, Non-operational, Land only and Rental of office spaces, and thus become non-applicable in terms of analysing risk. Therefore, the Group is **100 per cent compliant when considering percentage of business units analysed for risks related to corruption.**

As our way forward we aspire to increase our reach of exposure to our business partners thus establishing a code of business principles. This would commit us to establish mutually beneficial relations with our suppliers, customers and business partners. This would also enforce our partners to adhere to business principles consistent with our own. However, successful implementation of such codes would require healthy relationships and would be mutually benefiting with a strong mode of communication and thus be best implemented as per staggered approach.

Anti-corruption Policy

The John Keells group places the highest value on ethical practices and has promulgated a zero tolerance policy towards corruption and bribery in all its transactions.

Policy on health and safety

Through practices which are on par with international standards, we strive to provide a feeling of safety to our employees, customers and visitors who are involved in any business or transaction with the John Keells Group.

John Keells Group is committed to provide a work environment that protects the health and safety of its stakeholders. To carry out the policy on health and safety the Occupational Health & Safety (OHS) task force was formed.

One objective achieved by this task force was to ensure a safety procedure and work instruction manual in compliance with Occupational Health and Safety Assessment Series (OHSAS) by 31st March 2010, for all business units of the John Keells Group.

In its quest to be a health and safety conscious organisation, the Group companies were segmented as seven major categories for the purpose of health and safety implementation. This categorisation was formulated in order to address commonalities within the area of concern.

- Transportation
- Office / IT
- Property / Construction
- Warehousing
- Hotels
- Retail
- Factory

Representatives were chosen from each industry group to liaise between the group OHS task force and the individual companies under each category. The Group OHS direction and strategies for the future were derived from the key issues gathered through a status analysis performed across the Group.

Information was requested from companies regarding availability of OHS officers, committees, OHS related manuals and certifications, existence of methods to record


HEALTH AND SAFETY

incidents and whether OHS related awareness programs were carried out.

The analysis revealed that some Group companies possess OHSAS certification. (Please refer table on page 12)

Based on the analysis, a Group level policy was formulated to address the issues identified and assist to achieve the objectives set out above. Meanwhile it is planned to formulate a second level of policy in each category or company. This would be customised and focused to their respective operations while keeping in line with the group level OHS policy.

Key indicators were selected as the primary group level measures. This entails Rates of Injury, Occupational diseases, lost days, absenteeism and total number of work related fatalities. Furthermore an analysis on programs carried out on education, training, counselling, prevention and risk control programs in place to assist workers, their families and the community regarding serious diseases and other health hazards were concluded.

The Group was assessed in terms of OHS during the reporting year by measuring the rates of occupational injury and diseases, lost days, absenteeism, total number of work related fatalities, programs carried out on education, training, counselling, prevention and risk control programs in place to assist workers, their families and the community regarding serious diseases and other health hazards.

For the reporting year in concern, zero fatalities and occupational diseases were recorded from any of the Group companies, which excluded outsourced employees. However, outsourced employees engaged in operations within its Group companies, will be included in future assessments.

Injury Rate is defined for the Group as the frequency of injuries relative to the total time worked by the total workforce in the reporting period. For the period in concern, 238 employees were affected by occupational injuries of which 21 employees were based in The Maldives which is further elaborated in the table below.

No. of Staff affected by Occupational Injuries	238
Total Number of days in the period	3,896,375

Lost Day Rate is defined for the Group as the impact of occupational accidents and diseases as reflected in time off work by the affected workers. The calculation 'Lost days' commence from the day after the injury takes place and such calculation entails calendar days. Minor occupational injuries/ diseases that occur causing an employee to be unable to report to work for less than one day have been excluded.

The **Total Man Days Lost** for the Group was 1023.5, of which 182.5 were from the Group companies based in The Maldives.



The table below depicts the percentage of the Man Days Lost in respect of the Total Man days in the period in concern.

Total Man Days Lost (TMDL)	1,023.5
Total number of Man days in the period	3,896,375
TMDL as a per cent of Total Man days in the period	**0.0263**

An absentee was defined as an employee absent from wrk because of incapacity of any kind, not just as the result of work-related injury or disease. Or in other words an absentee day would constitute a day lost by an employee due to occupational causes and non -occupational causes as well.

Absentee Rate refers to a measure of actual absentee days lost as defined above, expressed as a percentage of total days scheduled to be worked by the workforce for the same period. Here the Group took these days as the total number of days in the period for purpose of calculation.

The table below depicts the percentage of the Absentee Days in respect of the Total Man days in the period.

Total Absentee Days (TAD)	22,259
Total number of Man days in the period	3,896,375
TAD as a per cent of Total Man days in the period	**0.5713**

The graph below depicts the contribution of the total Man Days Lost due to Occupational Injuries and Diseases to the total Absentee Days of employees in the Group.

Total Man Days Lost vs Total Absentee Days


Total Man Days Lost
1,023.5
Total Absentee Days
22,259
0
5,000
10,000
15,000
20,000
25,000
Days

With regard to conducting awareness programs for the workers, families and surrounding community it was noted that particular group companies were involved in this type of activity.

As part of the initiative where the John Keells Hotels Group adopted the HIV /AIDS workplace policy on the 1st of December 2009, the resort hotels conducted various activities to educate the employees and community at large. For an example the Cinnamon Lodge team has done over 13 HIV/AIDS awareness programs covering over 1,750 individuals. Chaaya Citadel conducted a street drama in the Kandy town educating and creating awareness among the Kandy city dwellers and also went on a special awareness tour to the Peradeniya Botanical Gardens targeting couples.

Furthermore, Bentota Beach Hotel launched a specialized Health Camp for its community as a part of its own and John Keells Social Responsibility Foundation together with the Rotary Club of Colombo. The participating medical team comprised of consultant Paediatricians, Surgeons, General Physicians, Gynaecologists and trained pharmacists. Over 800 registered patients attended the medical camp and over a 100 more unregistered patients too were treated due to the demand.

None of the industry groups or companies reported employees involved in activities that would expose them to a high risk or incidents of specific occupational diseases. Furthermore it is the Group mandate that precautionary measures are to be implemented in any such areas identified as high risk.

It is planned in the future for all companies to form safety committees that will be responsible for compliance of the respective companies with the OHS policies formulated. The members of these committees will also undergo training programs to develop and enhance their skills and knowledge in all aspects of basic OHS.

John Keells Group also plans to obtain the OHSAS certification for all business units in the Factory, Warehousing, Transportation, Hotels and Retail businesses by 31st March 2011. We also plan to substantiate a threshold of zero fatalities or accidents by 31st December 2010, while we also plan to reduce compensation paid for accident victims to less than one million a year from 1st January 2011.

Furthermore, the importance of conducting basic OHS awareness and prevention programs for staff, their families and the surrounding community where possible will also be communicated to all companies and they will be encouraged to conduct same as this could be seen as an area of development for the Group.

The final goal is for all Group companies (other than IT/office industry groups) to obtain the OHSAS certification by March 2011.

OUR CONTRIBUTION



A strong commitment to society and the environment has been inherent in the John Keells Group throughout its existence. We have imbued the value of "doing the right things, always" by ensuring that through our actions we demonstrate our commitment and respect for all our stakeholders including the communities and the environment in which our businesses operate. This commitment has translated into community investment programmes and sponsorships, our staff engagement with the wider community through voluntary service as well as our ongoing dialogue with our stakeholders to better understand their needs.

John Keells and the community

During the year under review, the John Keells Group continued its involvement with its six key focus areas of social responsibility – namely, education, health, environment, community and livelihood development, arts and culture and disaster relief, with the initiatives in each focus area being aligned to the Millennium Development Goals (MDG) as well as United Nations Global Compact (UNGC) of which John Keells Holdings PLC is a pioneer member.

John Keells Social Responsibility Foundation ("Foundation") – a company duly incorporated under the law and also registered as a "Voluntary Social Service Organisation" with the Ministry of Social Welfare – continued to drive the Group's social responsibility initiatives from the Centre while individual companies of the Group also engaged in community service activities which complement their respective businesses as well as the broad focus areas of the Foundation.

Social responsibility has the highest commitment of the senior leadership and management of the John Keells Group, with the Chairman, John Keells Group and the other executive directors of John Keells Holdings PLC (JKH) comprising the

Policy on social responsibility

The John Keells Group believes in wider societal needs than our own and meaningfully enriching the lives of communities of which we are an integral part. We abide by the values of 'doing the right things, always' by ensuring that through our actions we demonstrate our commitment and respect for all our stakeholders, including the communities and the environment in which our businesses operate.

Executive Committee of the Foundation. While the Foundation has a management committee (MC), the foundations initiatives and activities continue to be handled by the Manager of the Foundation, with the support of a cross-functional team of 18 senior executives drawn from various industry groups within the company. Each project is championed by a member of the MC and implemented by a project sub-committee comprising volunteers from across the group. The MC meets monthly, the Foundation's activities are reported to the Executive Committee on a quarterly basis and its accounts are audited annually.

In addition to the initiatives detailed below, companies of the John Keells Group have supported numerous other community service projects through donations of cash and kind.

JKSRF Project alignment to the Millennium Development Goals & Global Compact Principles

JKSRF Projects	Millennium Development Goals	Global Compact
Village Adoption Project – Halmillawe	**Goal 1:** Eradicate extreme poverty and hunger	**Principle 1:** Businesses should support and respect the protection of internationally proclaimed human rights
Mahavilachchiya BPO Project	**Goal 2:** Achieve universal primary education	
English Language Scholarship Programme	**Goal 3:** Promote gender equality and empower women	**Principle 2:** Make sure that they are not complicit in human rights abuses
Neighbourhood Schools Development Project		
Employment of differently abled persons		**Principle 6:** The elimination of employment discrimination
Vision Project	**Goal 6:** Combat HIV/AIDS, malaria, and other diseases	
HIV/AIDS Awareness Campaign		
Nature Field Centre at Rumassala, Galle		
Paper Conservation / Recycling Project		
Keells Super Red Bag Initiative	**Goal 7:** Ensure environmental sustainability	**Principle 8:** Undertake initiatives to promote greater environmental responsibility
Butterfly Garden at Cinnamon Lodge, Habarana		
Compost Bag project at Cinnamon Lodge, Habarana		
University Soft Skills Programme		
Transport & Logistics Management Degree Programme [BSc (T&LM) Hons.] at the University of Moratuwa	**Goal 8:** Develop a global partnership for development.	
Kala Pola		

Education

The John Keells Group firmly believes that education is the foundation stone of an enlightened and civilised society. As such, education-related initiatives take high priority on its agenda of corporate responsibility.

During the year under review, the flagship project continued to be the **English Language Scholarship Programme of John Keells Social Responsibility Foundation,** an "Approved Charity" under the Inland Revenue Act, No. 10 of 2006 (Gazette No. 1,561 dated 01st August 2008). Launched in 2004 in collaboration with Gateway Language Centre, this long-term project is aimed at enhancing English language skills of schoolchildren and youth across the island towards improving their opportunities for higher learning and sustainable employment in the modern age and has to date empowered thes lives of over 3,000 individuals.

In 2009-10, the Foundation continued with its "English for Life" course, designed to help youth aged between 17-25 gain practical skills in English together with a basic knowledge of IT and soft skills, thereby enhancing their employability, which was implemented through Gateway Language Centres. The programme, which was advertised in local newspapers Sinhala, Tan, attracted over 4,000 applicants of whom over 1,500 were enrolled after a placement test set by Gateway. The scholarships cover course fees, examination fees, text book and other course material. The programme was conducted via two batches in 11 districts – namely Ampara, Anuradhapura, Batticaloa, Colombo, Galle, Gampaha, Jaffna, Kalutara, Kandy, Trincomalee and Vavuniya – with 1,310 students registered in total. 931 students of the first intake completed the course and sat for the final examination, with a recorded 92% passing it. 334 students registered for under the second intake of the programme which is due to finish in by May 2010. Highlights during the year were the launch of the English Language Scholarship Programme in Jaffna for the first time in November 2009 – coincidentally the year which had been declared by the Government of Sri Lanka as the year for English and ICT – and the representation of John Keells at the inauguration of the programme at each of the locations (including the North and the East) by staff volunteers from across the Group totalling 23.

Towards catering to different age groups of children and youth, the Foundation's intends to shift focus in 2010-11 and re-introduce a foundation course aimed at schoolchildren aged 12-14 from various parts of the Island.

The Final Step, a five-day series of soft skills workshops designed for the benefit of final year university undergraduates towards grooming them for employment, was conducted for the second successive year at the University of Moratuwa in collaboration with the Career Guidance Unit (CGU) of the University.

The programme received a very positive feedback from the students, faculty members and the CGU. This was the fourth such soft skills programme presented by the Foundation since its launch in 2006, comprising two programmes each at the University of Kelaniya and the University of Moratuwa. Based on the overwhelming success of, and growing demand for the programme, more such programmes are planned for the future.

The Transportation Group of John Keells Holdings PLC continued its sponsorship of the **Scholarship Programme for the students reading for an Honours degree of Bachelor of Science in Transport and Logistics Management (BSc (T&LM) Hons.) at the University of Moratuwa.** This 4-year programme, which commenced in 2006, is a strategic CSR project designed to develop the knowledge, skills and attitudes necessary to equip the undergraduates to face the modern day challenges in the fields of Aviation, Shipping, Logistics and Supply Chain Management or Public Transport. Whilst the scholarship programme is a great boon to the undergraduates, not only supporting their tertiary studies but also facilitating a host of attractive career choices, it also helps develop a much needed resource base of professionals for the country's growing transportation industry. Admission to the degree programme is based on the selection criteria of the University Grants Commission and the intake is limited to 50 students. The scholarship programme consists of an aggregate of 26 scholarships awarded on a both need- and merit-based scheme. The first year students will have access to a need-based scholarship while the second, third and fourth year students will benefit from a merit-based scholarship. In 2009-10, a total of 26 first, second and third year students were granted scholarships. Meanwhile, as all lectures are conducted entirely in English, the first-year students (numbering 47) were also provided English Language training via a custom-made programme conducted by Gateway. Students also had access

Project	Overall Objective	Project Location/s in 2009-10	Focus Area in 2009-10	Direct Impact	Volunteers
The Final Step-University Soft Skills Project	Enhancing employability of undergraduates by providing soft skills	University of Moratuwa	Panel Discussions on Employer Expectations and Team Building & Leadership Skills; Workshops on: Personality Development & Confidence Building; Adapting to the Corporate Environment; Personal Grooming; and Corporate Hospitality	Average of 360 students each day	10

to mentoring facilities. As part of the scheme, scholars can opt for an industrial placement period at the Group and one student was selected for internship at John Keells Logistics (Pvt) Ltd during the year under review. Moreover, the scheme also offers employment within the John Keells Group to at least 5 graduates annually.

Under the **Neighbourhood Schools Development Project**, the Foundation continues to support the development and maintenance of infrastructure and facilities of five disadvantaged Government schools in Colombo 2 (the location of the Head Office and several businesses of the John Keells Group), towards creating an environment more conducive for learning. The project is implemented through the CSR teams of Cinnamon Grand Colombo and Cinnamon Lakeside Colombo. The table below depicts thw work was undertaken in the five schools in 2009-10.

During the year under review (as in the case of 2008-09) eligible students of the five schools could also apply for scholarships under the English Language Scholarship Programme of the Foundation. A total of 11 students who passed the placement test and registered themselves for the programme were granted scholarships and followed classes conducted weekly in one of the schools.

Whittall Boustead (Travel) Limited, a subsidiary of John Keells Holdings and an Inbound Tour Operator company, has sponsored the school requirements of the students of **Sidhuhath Vidyalaya in Gallala, Ratnapura** for the 9th successive year. Each year, since 2001, the staff, tour leaders and suppliers of the company and its principals Kuoni and their staff have voluntarily contributed to the purchase of stationery requirements of all the students of this disadvantaged school (presently numbering 205), including the provision of shoes and an extra uniform for some children who could not afford it. All Government schools provide free education to the students including text books and one free uniform. However the students are required to purchase exercise books and all other stationery items which most children from rural areas find difficult to fund. The stationary requirements of all the students (the school has classes up to Ordinary Level only) for the whole year were distributed by the WBL's staff including a donation of books to the school library and a curtain for the stage. Around 25 staff volunteers and tour leaders participated in the project.

As a part of their community development activities, many other group companies engaged in education-related initiatives. *(Please refer Annex 2).*

Health

The John Keells Group believes that a healthy society is a productive one. During 09/10, the Foundation continued its long-term focus on two areas of health which are considered pertinent to Sri Lanka as a developing nation.

The John Keells HIV/AIDS Awareness Campaign, implemented through the Foundation, has targeted the employees of the John Keells Group, the communities around its business

Project	Overall Objective	Project Location/s in 2009/10	Focus Area in 2009/10	Direct Impact	Volunteers
Neighbourhood Schools Development Project	Improving the overall educational facilities of 5 disadvantaged government schools located near John Keells Head Office in Colombo 2	Holy Rosary Sinhala Vidyalaya	* Rewiring of entire classroom building; * Replacement of switches	250 students 12 teachers	4 (Cinnamon Grand)
		Holy Rosary Tamil Vidyalaya	No Work done during the year	220 students 16 teachers	
		Al Iqbal Muslim Balika Vidyalaya	* Donation of 3 sewing machines (for vocational training); * Donation of one ceiling fan; * Sponsorship of an environment-related art competition among all students under the theme "Go Green" and award of prizes in two age categories	456 students 28 teachers	
		Sri Sariputta Maha Vidyalaya	* Renovation of toilets with new doors; * Painting of school wall	278 students 18 teachers	11 (Cinnamon Lakeside)
		T. B. Jayah Maha Vidyalaya	* Installation of a computer room with 6 computers; * Painting of main hall and renovation of wooden stage * Donation of 35 plastic chairs * Sponsorship of an art competition under the theme "Protecting the Environment" among all students and award of prizes in two age categories	450 students 25 teachers	

locations, other corporate entities, most at-risk persons (MARPs) and the general public. In 2009-10, the programme continued with its dual objectives of creating awareness amongst MARPS as well as workplace education. The Group is committed to combating HIV and AIDS to ensure that its status in Sri Lanka remains 'low prevalent'. In this regard, the Group supports prevention through education and access to correct information. 57 sessions were carried out during the year, educating over 6,358 persons as detailed below (far surpassing the year's target of 5000 persons). Accordingly, the cumulative total of persons educated under the Campaign since its launch in 2005 is 17,275.

A highlight during the year under review was the adoption of an **HIV/AIDS Workplace Policy** across the John Keells Group leisure industry companies in Sri Lanka: namely, Bentota Beach Hotel, Chaaya Citadel Kandy, Chaaya Village Habarana, Cinnamon Grand Colombo, Cinnamon Lakeside Colombo, Cinnamon Lodge Habarana, Coral Gardens Hikkaduwa, Walkers Tours, Whittall Boustead (Travel), and Yala Village. Being the first such roll out by a Sri Lankan conglomerate, it can serve as a model to be emulated by other private sector companies and conglomerates in the country. An HIV/AIDS workplace policy makes it safe for persons living with HIV and AIDS to work in and contribute to organizations, while the critical prevention aspect of the policy aims to halt the spread of the disease via education and information dissemination among employees of the organization. Therefore, an HIV/AIDS Workplace Policy is a win-win proposition for both organizations and their employees. The Policy as adopted by the John Keells Group's leisure industry companies consist of four principles based on the ILO's Code of Practice for Workplaces. As a lead up to the adoption of the Policy, a comprehensive action plan was implemented in each related company encompassing the formation of an HIV/AIDS staff action committee, training of a total of 26 employees as Master Trainers to educate employees on HIV/AIDS, holding mandatory HIV/AIDS awareness sessions for all staff, launch of integrated internal communication plans to spread knowledge on HIV and AIDS within the workplace, and the formal adoption of the Policy itself in each organization involving all staff.


JOHN KEELLS
WHAT IS HIV/AIDS
A - ACQUIRED
I - IMMUNO
S - SYNDROME

With World AIDS Day 2009 (1st December) falling on a Poya holiday, the Foundation commemorated the event on 30th November 2009 by pinning of the AIDS ribbon on the executive directors of JKH. This was preceded by four awareness programmes conducted at the four John Keells office complexes in Colombo on 24th November at which a total of approximately 225 staff were educated. A special feature was the use of newly trained internal resources of the Group for the first time. Meanwhile, companies of the Leisure group conducted their own initiatives to mark World AIDS Day under the HIV/AIDS Workplace Policy ranging from staff awareness sessions to street dramas for the benefit of the public, and also extended their cooperation to the Foundation by conducting community awareness programmes during the rest of the year.

Focus Area	Project	Overall Objective	Project Location/s in 2009-10	Focus Area in 2009-10	Direct Impact	Volunteers
Health	John Keells HIV/AIDS Awareness Campaign	Preventing the spread of HIV/AIDS through education and awareness within and outside the workplace, including high-risk groups	John Keells Head Office; John Keells Galaha Office Complex; John Keells Mackinnons Office Complex; John Keells Vauxhall Street Office Complex; Taj Samudra Hotel; Hilton Hotel; University of Moratuwa; Ramada Colombo; John Keells Group's Leisure Inbound Sector; Sri Lanka Air Force Bases in Diyatalawa, Sigiriya, Vavuniya, Puravasikulam, Weerawila, Ampara, Batticaloa, Tissapura, Suranga, China Bay, Morawewa, Anuradhapura, Palavi and Hingurakgoda; Mount Lavinia Hotel; Cinnamon Lakeside; Cinnamon Grand; Army Transit Camp, Habarana; Habarana Police Station; ICASL; Jetwing Beach; Palugaswewa Divisional Secretariat; Sri Lanka Army Welikanda; Sri Lanka Institute of Tourism and Hospitality Management; Cinnamon Lodge, Habarana and Watchguard Security Services.	* Creating awareness among Group staff and at-risk groups; * Roll out of HIV/AIDS Workplace Policy across 10 Sri Lankan companies of the Leisure Group of John Keells	6,358 persons educated in 57 sessions	29

Meanwhile, the Foundation pursued its goal to eradicate avoidable blindness due to cataract in Sri Lanka through the **John Keells Vision Project**. In 2009-10, the Project continued to touch the lives of vision-impaired persons, with a reported 608 cataract operations being carried out islandwide, bringing the total number of operations since the launch of the initiative in 2004 to 3,626. In addition, 703 reading glasses were provided to adults during the year under review. The eye camps held under the project continued to attract volunteers from across the group, in spite of being held during Sundays and holidays in remote parts of the country, with many volunteers sharing their sense of fulfilment at being part of this initiative. The Foundation hopes to increase the medical resources available to this Project towards enhancing its coverage and impact.

As a part of their community development activities, many other group companies engaged in health-related initiatives. *(Please refer Annex 3)*.


sponsored by
Social

Environment

The rapid development taking place around us has undoubtedly taken its toll on our environment. Whilst a conscious and collective effort is necessary to save our planet, the John Keells Group recognizes its responsibility in this regard as a conglomerate. Hence, whilst the Sustainability Initiative of the John Keells Group (as reported in the Environmental Impact section) drives efforts at minimising the impact of the Group's operations on the environment, the Foundation spearheads the Group's commitment to give back to the communities and environment that have been the backbone of the Group's success.

2009-10 saw the consolidation of the activities at the **Nature Field Centre at Rumassala, in Galle** – a collaboration of the Foundation with the Central Environment Authority (CEA) to facilitate experiential learning about the environment, primarily among schoolchildren.

The Centre conducts half-day programmes for schoolchildren and other interested groups to raise awareness on the rich biodiversity of the area, eco-friendly practices and the importance of co-existing in harmony with the environment. The Centre attracts an average of about 150-300 visitors per month, mostly schoolchildren. The appointment by the CEA of Mr. Nayanadara Jayawardena as the Divisional Environmental Officer and Officer-in-Charge of the Rumassala Center has given an additional fillip to the number of visitors educated at the Centre during the year as indicated by the statistics given below. By promoting environmental awareness in the younger generation through experiential learning, the Centre has given impetus to the conservation efforts of John Keells whilst also creating an opportunity for a successful public-private partnership with the CEA.

Meanwhile, the Foundation has also continued to leverage on the associates of the John Keells Group to add value to the Centre. The IUCN (The World Conservation Union), which is involved in the study of coral reefs in the area, and previously collaborated by donating a fully equipped library and related facilities to the Centre, sponsored the installation of book shelves and also donated books worth Rs. 75,000/- to the Centre during 2009-10.

The **Butterfly Garden at Cinnamon Lodge, Habarana,** launched in 2008, continued to attract many visitors, including guests of Cinnamon Lodge and Chaaya Village, Habarana as well as schoolchildren of the area. The Garden attracts about 75-150 visitors per month, while the total number of visitors since the project began has been over 2400. The project has helped visitors appreciate butterflies in a natural setting, while offering these precious insects a habitat to thrive in. The project also helps Cinnamon Lodge, Habarana, to reinforce its position as a green hotel.

Focus area	Project	Overall objective	Project location/s in 2009-10	Focus area in 2009-10	Direct impact	Volunteers
Environment	Nature Field Centre at Rumassala, Galle	A collaboration with the Central Environment Authority to educate schoolchildren about the importance of nature and conservation in a natural setting rich in bio-diversity	RUMASSALA in the Galle District of the Southern Province of Sri Lanka.	Awareness sessions for school children of:-		1
				Bentota Gamini Jathika School, Galle	52	
				Kottawa School, Yakkalamulla	47	
				Southlands / Sudharma / Muslim Ladies College, Galle	52	
				Jayawardena School, Hakmana	80	
				Sumedha School, Matara	50	
				Maharaja School, Matara	50	
				Sri Sumangala College, Hikkaduwa	50	
				Southlands, Galle and Christ Church, Baddegama	45	
				Uluwitige M V, Akmeemana	50	
				Mahagoda Vidyalaya, Galle	52	
				St. Anthony's College, Baddegama	50	
				St. Thomas' College, Matara	41	
				Sangamitta Vidyalaya, Galle	50	
				Rahula Vidyalaya, Matara	61	
				Ananda College, Kitulanpitiya	51	
				Madakumbura MV, Karandeniya	50	
				Southlands, Galle	68	
				Angulugaha Vidyalaya, Imaduwa	48	
				Dammissarala school, Habaraduwa	32	
				Dharmaraja School, Karandeniya	47	
				Pattigala Junior School,Pasgoda	54	
				St. Mary's, Matara	64	
				Devinuwara Maha Vidyalaya	49	
				Thawalama Panangala School	55	
				Malharusulviya School, Galle	47	
				Narawelpita School, Hakmana	61	
				Thihagoda Maha Vidyalaya	59	
				Hambantota Boys School	29	
				Sujee Jathika School, Hambantota	82	
				Ratnasiri School, Batuwanhena	50	
				Devananda School, Galbada	56	
				Total	1,632	

The following statistics have been reported during the period under review:

Visitors to the Butterfly Garden 01 April 2009 - 31 March 2010	
April	114
May	73
June	55
July	170
August	146
September	110
October	89
November	73
December	78
January	204
February	144
March	141
Total	**1,397**

Following the launch of its successful pilot in 2008-09, Cinnamon Lodge, Habarana continued with the **Compost Project** during 2009-10, selling packs of compost to its visitors and guests, as well as those of the neighbouring Chaaya Village, Habarana. 75 bags (5kg each) of compost are sold on average, per month, with about 2000 compost bags having being sold since the project began. Whilst the hotel itself uses the compost to produce organic herbs and vegetables, it has also started providing compost by tones and by tractor loads to certain buyers, thereby reducing the usage of inorganic fertilizers in gardens and farms. Sold in attractive packaging and at a relatively negligible cost, the compost is made up of the garden waste collected from the two Keells hotels in Habarana, along with farmyard manure, crop residue, dolomite and top soil. A new development during the year under review initiated by the Foundation is a commercial arrangement, whereby Cinnamon Lodge supplies compost packs for retailing through some of the Keells Super outlets towards enabling easy access of compost to the customers of the supermarket chain.



Compost Production and Sales - 2009-10

Month	Production (Kg)	Sale			
		Hotel (Bags)	Keells (Bags)	Others (Bags)	Revenue (Rs.)
April '09	1,000	40	-	-	4,000
May	1,000	54	-	-	5,400
June	1,000	50	-	-	5,000
July	2,000	54	-	-	5,400
Auguest	1,000	29	-	23	5,768
September	500	44	15	35	11,850
October	7,000	23	38	1200	91,440
November	1,000	17	12	4	3,600
December	-	26	-	-	2,600
January '10	500	53	52	-	9,200
February	1,000	17	50	Tract. Lo.01	7,350
March	500	14	-	-	1,400
				1,262	
Total	**16,500**	**421**	**167**	**Tract. Lo.01**	**144,258**

1 bag = 5 Kg

Keells Super Red Bag Project - 2009-10	
Total Red Bags Sold	102,678
Total Red Bags Reused	266,934
Total Red bag Usage	**369,612**

Jaykay Marketing Services, which operates the Keells Super supermarkets, became in 2007 the pioneer retail chain to introduce reusable cloth bags, known as "Red Bags", as an alternative to polythene. During 2009-10, the supermarket chain continued to make steady progress in promoting the sale and re-use of the Red Bag with the objective of reducing the use of polythene.

A marginal reduction is seen during the current against the previous reporting year as indicated below.

Reporting Year	Polythene Usage (KG)	Total Customer Count	Polythene Usage per visit (KG)
2008-09	77,966	7,701,222	0.0101239
2009-10	90,193	9,291,882	0.0097067

The gradual change in mindset of the Sri Lankan consumer, together with greater commitment to using more environment-friendly alternatives to polythene, will undoubtedly have a significant impact on the project itself as well as the overall object of reduced usage of polythene.

The John Keells Group's **Paper Conservation Project**, involving the collection of waste paper from the Group's business locations for shredding and recycling, has gained momentum during the year under review. The project's main objectives are the saving of trees and reducing the amount of waste paper otherwise ending up as landfill. The project also takes into account the following environmental issues

1. **Impact on biodiversity** - As the demand for paper has increased, more timber has been needed to meet the demand for wood pulp. In some cases this has meant the loss of valuable wildlife habitats and ecosystems, as old forests have been replaced by managed plantations, usually of fast-growing conifers. The lack of tree species diversity in managed forests has a direct impact on the biodiversity of the whole forest.

2. **Disposal problems are reduced** by using waste paper to produce new paper. Paper is a biodegradable material. This means that when it goes to landfill, as it rots, it produces methane, which is a potent greenhouse gas (20 times more potent than carbon dioxide). It is becoming increasingly accepted that global warming is a reality, and that methane and carbon dioxide emissions have to be reduced to lessen its effects.

3. Producing recycled paper involves between 28-70 per cent **less energy consumption** than virgin paper and uses **less water** (as most of the energy used in papermaking is the pulping needed to turn wood into paper).

4. Recycled paper produces **fewer polluting emissions** to air (95 per cent of air pollution) and water. Recycled paper is not usually re-bleached and where it is, oxygen rather than chlorine is usually used. This reduces the amount of dioxins which are released into the environment as a by-product of the chlorine bleaching processes.

The contractor for collection and onward transmission for recycling since 2006 has been Neptune Papers (Pvt) Ltd. (NP) As per the contractor's report, during the period 1st April 2009 to 31st March 2010, the direct and indirect impact of the project is as follows

Waste paper collected by NP 1 April 2009 - 31 March 2010		Direct Impact - Payment	Indirect Impact - Savings				
			Trees (Nos)	Water (Ltrs)	Electricity (Kwh)	Oil (Ltrs)	Landfill (Cub Mts)
April	2,262	2,520	38	71,886	9,048	3,969	6.78
May	3,520	6,306	59	111,865	14,080	6,177	10.58
June	2,320	1,950	39	73,729	9,280	4,071	6.96
July	1,668	0	28	53,009	6,672	2,927	5
August	1315	0	22	41,790	5,260	2,307	3.94
September	3,069	5,130	52	97,532	12,276	5,386	9.2
October	9,185	41,160	156	291,899	36,740	16,119	27.55
November	3,037	15,185	51	96,515	12,148	5,329	9.11
December	5,384	26,920	91	17,1103	21,536	9,448	16.15
January	7,464	37,320	126	237,205	29,856	13,099	22.39
February	4,040	20,200	68	128,391	16,160	7,090	12.12
March	4,497	22,485	76	142,914	17,988	7,892	13.49
Total	47,761	179,176	806	1,517,838	191,044	83,814	143.27

A significant development during the year was the re-negotiation of payment rates with the contractor, towards incentivizing the companies participating in the project. Accordingly, from November 2009, the requirement of a minimum collection per visit to become eligible for payment was cancelled, thus enabling payment for each kilogram of waste paper collected by the contractor. This is resulted in a significant increase in the payment made during the rest of the year under review, with the total aggregating to Rs. 179,176/-. Companies participating in the project directly benefit from the proceeds and the Foundation's has recommended that these proceeds be utilized for CSR activities of the respective companies.

Meanwhile, Union Assurance PLC also commenced a paper recycling project in the company with effect from 26th May 2009. Its daily waste paper (excluding documents for secure disposal) is handed over to National Paper Company (successor to National Paper Corporation), a government-owned company currently functioning under the Ministry of Nation Building & Estate Infrastructure. The direct and indirect impact of the project is as follows.

Waste paper handed over by UA to NPC 26 May 2009 - 31 March 2010		Indirect Impact - Savings				
		Trees	Water (Ltrs)	Electricity (Kwh)	Oil (Ltrs)	Landfill (Cub Mts)
May	182	3	5,784	728	319	0.55
June	859	15	27,299	3,436	1,508	2.58
July	1,227	21	38,994	4,908	2,153	3.68
August	1,125	19	35,753	4,500	1,974	3.38
September	966	16	30,699	3,864	1,695	2.9
October	965	16	30,668	3,860	1,694	2.9
November	565	10	17,956	2,260	992	1.7
December	1,691	29	53,740	6,764	2,968	5.07
January	1,518	26	48,242	6,072	2,664	4.55
February	484	8	15,382	1,936	849	1.45
March	924	16	29,365	3,696	1,622	2.77
Total	[illegible]	179	[illegible]	[illegible]	[illegible]	[illegible]

As a part of their community development activities, many other group companies engaged in environment-related initiatives. *(Please refer Annex 4).*

Community/ Livelihood development

The John Keells Group reaches out to the communities surrounding its operations through constructive dialogue with stakeholders and staff volunteerism, translating in a range of community service initiatives. Fostering the spirit of entrepreneurship as a key to sustainable development is the primary objective of the Foundation-driven community projects.

The **Village Adoption Project** of the Foundation is aimed at integrated village development through self-reliance. The pilot project under this initiative is the village of Halmillawe - a hamlet located in the North Central Province about 20 km from Habarana along the Palugaswewa–Kekirawa road with a total population of about 550, most of whom are dependent on agriculture for a living. Since its "adoption" in 2005, the village has made slow but steady progress in multiple spheres including irrigational infrastructure, agriculture, education, vocational training and entrepreneurship development.

2009-10 marked an important milestone in the project, being the fifth year since its launch in 2005. The primary focus during the year has been women's empowerment through entrepreneurship development. The women's society, 'Diriyen Idiriyata' (literally, "moving forward with courage") continued to make great strides. The savings scheme (in which the Foundation initially matched the women's savings one-for-one and continued to supplement the deposit base periodically), is flourishing with about 56 active members. The scheme has not only enabled them to make a monthly saving, but facilitated taking of loans to finance individual projects. Repayment of loans is reported to be very good. The status of the saving scheme as at 12th March 2010 is reported as follows.

Income	Rs.	Expenditure	Rs.
Capital	14,395	Loans to members	131,152
Member savings	34,419	Genaral expenses	5,751
Interest on loans	36,359	Monies in hand	28,270
Donation by JKSRF	80,000		
Total	[illegible]	Total	[illegible]

As per plan reported in the Sustainability Report of 2008-09, an initiative was launched to provide sewing classes to women towards enabling them to be self-sufficient in supplying the clothing of themselves and their families. Accordingly, a 6-month sewing course was conducted by a professional tailor in the village itself, following which at least 9 women are now fully capable of sewing clothes for their families, and some even for commercial purposes. In March 2009, certificates were handed over to the women who had successfully completed the sewing course which was also a fitting commemoration of International Women's Day falling on 8th March. At the same occasion, pre-school children performed items of entertainment donned in their new and impressive school uniforms sewn by one of the trainees. An initiative is underway to provide the women training in fabric painting, towards enhancing their entrepreneurship skills. As an impetus to the women trained in mushroom cultivation in 2008-09, two huts were built during the reporting period to facilitate hygienic cultivation and storage, with the technical support of the farm manager of Cinnamon Lodge, Habarana. The Puttalam-based NGO, Wilpotha Kantha Ithurum Parishramaya, which has acted as the animator of the women's empowerment initiatives at Halmillawe, continued to partner the Foundation actively in these projects during 2009-10.

Other initiatives undertaken in 2009-10 include the provision of solar power to the pre-school and the dharmashalawa-cum-community centre in this village lacking electricity. Improvements were also effected to the feeder channel previously sponsored by the Foundation to improve the rain water catchment into the Halmillawe tank, thereby increasing the period during which agricultural activities could be carried out.

The Village Adoption Project marked its fifth anniversary through a simple ceremony organized by the villagers on 10th March 2010 in the village. The event was attended by a representative gathering of villagers as well as teams representing the Foundation, Cinnamon Lodge, Habarana and the Wilpotha Kantha Ithurum Parishramaya. At the ceremony, a review of work accomplished over the 5-year period took place. The villagers also took the opportunity to pay tribute to all of the sustainable initiatives undertaken by the Foundation in collaboration with Cinnamon Lodge.

"Our village is truly fortunate to have been chosen for this project," said Sunil Premaratne, a community leader and member of the Farmer Society. "We greatly appreciate all that we have received, especially the building of the dam which has been a huge asset to us, since we are mainly dependent on agriculture. In addition, our school and pre-school were developed, while residential facilities for the teachers too were arranged. Educating our children is the most important thing for us, and they are already enjoying the benefits of this project," he added.

A total of 41 staff members volunteered in the Halmillawe Project, with the greater majority of them representing Cinnamon Lodge.

While the Foundation will be phasing out of the village to focus on another deserving village in the country, it is expected that Cinnamon Lodge and Chaaya Village would continue to support the village in the future as part of their community development initiatives.

OnTime Technologies (Pvt.) Limited at Mahavilachchiya (OnTime) in the North Central Province, Sri Lanka's first recorded rural BPO, is also flourishing, three years into its operations. The company works as a service provider to InfoMate Private Limited (a subsidiary of John Keells Holdings PLC) and carries out transaction processing, as an extension of InfoMate's role of captive finance and accounting service provider for the John Keells Group.

This ground-breaking project in the local BPO industry was initiated by John Keells Holdings PLC together with the Foundation for Advancing Rural Opportunity (FARO) in March 2007. The immediate objective of the project was to create sustainable employment for talented rural youth, enabling them to work from the familiar environment of their own village. The long-term vision of the initiative is to create BPO capacity for Sri Lanka's future outsourcing growth.

In 2009-10, the number of youth employed by OnTime increased to 13 and plans are underway to expand the operation to the maximum possible in a sustainable manner, by means of outsourcing additional functions of InfoMate. During 2009-10 InfoMate increased OnTime's scope of functions to include accounts receivable transactions, general ledger and bank reconciliations functions, compared to 2008-09 when the functions were mainly limited to accounts payable. Moreover, the work outsourced spans multiple industries and companies, increasing the scope for additional employment and revenue generation for OnTime. This resulted in an impressive 50% increase in Ontime's revenue compared to 2008-09. The access to more volumes and functions also resulted in higher earnings for the employees of OnTime whose average earnings increased by 20% against those of 2008-09. This in turn had a positive impact on retention, with 2009-10 recording a significant increase in retention. Training for the new functions was carried out in the InfoMate premises in Colombo during which period accommodation and other related expenses of the trainees were borne by InfoMate.

The project has proved to be a sustainable business model, creating economic benefits to the company whilst simultaneously generating sustainable employment opportunities for rural youth.

Focus Area	Project	Overall Objective	Project Location/s in 2009-10	Focus Area in 2009-10	Direct Impact	Volunteers
Community/ Livelihood Development	Mahavilachchiya BPO project	Increasing employment opportunities for rural youth within their own village in collaboration with OnTime Technologies (Pvt) Limited and FARO Foundation	MAHAVILACHCHIYA, a village located in the Anuradhapura District of the North Central Province of Sri Lanka	Increasing the number of agents employed by OnTime by means of outsourcing additional functions of InfoMate.	13	
				Undertake periodic visits through members of JKSRF and InfoMate in order to engage with, train and mentor the OnTime team.	14	10

The **Sustainable Sourcing Initiative** of the Consumer Foods and Retail Group of John Keells Holdings PLC continues to boost agricultural activity in villages and raise the standard of living in diverse communities. It is one of our largest and most successful sustainable projects with many sub-projects such as the ginger and vanilla out-grower programmes, dairy production, the treacle project, purchase guarantees of pork, chicken and assistance in the expansion of local, mechanized, de-boned meat. The retail chain, Keells Super, sources a variety of low country vegetables from 75 farming families in Thambuttegama of the North Central Province.

The following table demonstrates project performance during a three-year period commencing 1st April 2007 and ending 31st March 2010.

Sustainable Sourcing Projects of Ceylon Cold Stores PLC 2009-10

Product	Location	Primary Suppliers/ Project Partners	Year	No. of farmers	Total Annual Supply (KG/ LTRS)	Total Payment (Rs.)
Ginger	Aludeniya Galabawa Poojapitiya Uduwa all of Hataraliyadda in Kandy District	CCS, Ginger Growers and the andurata Development Bank upported by Central Bank of Sri Lanka	2007-08	230	30,000 Kg	11,250,000
			2008-09	225	38,418 Kg	11,968,220
			2009-10	125	14,514 Kg*	7,257,300
Vanilla	Meegammana West, Wattegama, Kandy	Kandy Vanilla Growers Association	2007-08	2,300	319 Kg	1,820,208
			2008-09	2,500	650 Kg	3,627,449
			2009-10	2,500	438 Kg **	2,762,049
Treacle	Waralla, Deniyaya	Nilwala Food Products	2007-08	14	36,355 Ltrs	4,709,062
			2008-09	12	34,320 Ltrs	4,376,500
			2009-10	12	39,000 Ltrs	5,970,000
Milk	Maskeliya Hatton Dikoya Dimbulla Lakshapana	Seven Hills Farms	2007-08	1,200	96,1218 Ltrs	42,430,384
			2008-09	1,100	705,000 Ltrs	42,000,000
			2009-10	1,100	948,761 Ltrs	46,241,976

** Volume drop in Ginger in 2009-10 is mainly due to shortage in supply as a result of yield drop (due to crop disease)*
***Volume drop in Vanilla 2009-10 is due to delay in supplying during the second season (received in April 2010 whereas previous year in Feb/March)*

Meanwhile, JayKay Marketing Services, the operator of Keells Super supermarkets, has reported the following two sustainability sourcing initiatives.

Sustainable Sourcing Projects of Keells Food Products PLC 2009-10

Product	Location	Primary Suppliers/ Project Partners	No. of farmers	Total Annual Supply	Total Payment (Rs.)
Pork	Kaluaggala, Diulapitiya Bujjampola, Giriulla, Weliweriya Katana, Kosgama, Pamunugama Dambulla, Kandy	Kaypro Farms, Maxies Livestock SN Brothers Farm Pussalla Farm Dilini Farms CIC Farms Sanjeewa Farms St Anthonys Farm	25	577,197 Kg	134,792,727
Chicken	Wennappuwa Hanwella, Kosgama Meethirigala	Maxies & Company Pussalla Farms New Anthonys Farm Nelna Farms	2,200	1,475,583 Kg	393,816,674

Sustainable Sourcing by JayKay Marketing Services in 2009-10

Procurement of low country vegetables

Vegetable collection centre at Thambuttegama is owned and operated by JayKay Marketing Services (Pvt) Ltd (JMSL). During the financial year 2009-10, JMSL procured 475,000 Kgs of vegetables and fruits for a value of Rs. 30,000,000/-. This entire volume was purchased direct from farmers in the Mahaweli 'H' region.

Executive in-charge of the collection centre is assisted by 5 workers employed by JMSL. The Centre works with approximately 75 farming families and at any given time approximately 40 farmers supply produce to the Thambuttegama collection centre.

From June 2009, the Thambuttegama Collection Centre and Connecting Regional Economies (CORE) program of USAID-Sri Lanka were involved with farmers from Kebethigollewa and Galenbindunuwewa, two border villages of the North Central Province. Farmers from these two villages visited the collection centre for an educational tour and learnt selection processes, packaging, post harvest handling etc. and subsequently a full day workshop was held for these farmers at the Institute of Post Harvest Technologies, Anuradhapura organized by JMSL and CORE program. From July to October 2009, JMSL procured 30,000 Kg of Big Onion and 5,000 Kg of assorted fruits (mango, papaya, beli, wood apple, lime) from these border villages.

Procurement of Up country vegetables

Nuwara Eliya Agricultural Cooperative Society (AGCO) at Meepilimana operates the vegetable collection centre on behalf of JMSL. They have an operations manager, a supervisor and 15 full-time workers involved in this operation. AGCO has a membership of more than 1,000 farmers from in and around Nuwara Eliya and they procure all produce from the membership. In 2009-10, JMSL procured 650,000 Kg of vegetables at an aggregate value of Rs. 68,000,000/- from AGCO.

In each case, the value created to farmers is as follows:

- Increased income
- Assured market for quality produce
- Elimination of the middle man
- Technical assistance
- Market based cultivation
- Exposure to developed markets
- Personal and life style improvements
- Emergence of a quality focused farming community

Meanwhile, in the Leisure Sector, resorts and hotels seek to purchase most of their fresh supplies such as fish, fruits, vegetables, flowers, etc. from their surrounding communities whilst local entrepreneurship is fostered through the patronage of local delicacies and sweet meats of acceptable quality.

Cinnamon Grand supports SMEs through its Nuga Gama Kade (boutique) which showcases a range of local handicrafts produced by small-scale rural craftsmen. The 30+ suppliers have been in the industry for generations but have minimal exposure to an urban market. As they cannot supply on a large scale, the items at Nuga Gama are tailor made and exclusive to Nuga Gama. By supporting these craftsmen, the hotel not only develops livelihoods, but also supports the sustenance of indigenous artistry and crafts.

Walkers Tours Limited (a member of the John Keells Group and an inbound tour operator company) partnered with 40 of its drivers in a project that assisted them to purchase modern vehicles on a self financed model. Having negotiated preferred rates on their behalf with both the vehicle seller and leasing company, Keells Tours also provided a guaranteed minimum income each month. The initiative has been very successful, with 20 drivers completing the lease and assuming full ownership of the vehicles, while the remaining 40 drivers are nearing the completion of their lease period.

Whittall Boustead (Travel) Limited, (a subsidiary of John Keells Holdings and an inbound tour operator company), also supports micro entrepreneurs through its following initiatives:

(a) Dharshana Hettiarachchi originally offered to make hand crafted wooden elephants as souvenirs for Whittals and Kuoni guests. Now the range of items has increased to key tags and wooden caskets and Hettiarachchi employs several craftsmen for the purpose.

(b) Flamingo Safari at Kirinda operated by Mr. Wimalasiri Weerakone, is another successful partnership of Kuoni. Starting with just one safari jeep at the beginning of the partnership, Weerakone now owns a fleet of about 40 jeeps and provides employment to 50 drivers and mechanics all drawn from among the villagers of the area. In keeping with Kuoni's health and safety measures, Flamingo Safari is the only jeep operator in Tissamaharama certified to provide jeep services to Kuoni clients. Flamingo Safaris also created the first luxury jeep safaris in Yala. Today, Flamingo Safaris offers jeep excursions in Yala, Bundala, Katagamuwa and Udawalawe national parks receiving approximately 50% of business from the Group's DMCs.



Other community development initiatives of the Group include the ongoing refurbishment and maintenance of the **Slave Island Railway Station in Colombo 2** under the patronage of John Keells in collaboration with the General Manager, Railways since 2002. The station, built in the 1870's, was modelled typically on the Victorian style British Railway Stations and boasted a magnificent structure which was larger, more spacious and architecturally superior to any other station in the country. It is in this light that John Keells stepped into refurbish and maintain this social, economic and commercial treasure, while preserving its colonial architectural value. Commencing in 2002, the project aimed at restoring the station to its original splendour and enabling modern facilities to compliment the age-old architecture by refurbishing and modernizing the level crossing, bridge and other amenities within the station. On the basis that the station should not be just another amenity to the people who pass by, but more so, clean and user friendly, John Keells Limited ensures daily maintenance of the station.

Work carried out during the reporting year, include repair of the roof of the overhead bridge, benches, the window of the ticket room and roofing of the toilet, repair and painting of the store room and parts of the overhead bridge, painting of the Station interior, repair and fixing of lights and installation of new name boards, fencing the lawn within the station premises as well as routine maintenance of public areas towards ensuring a clean and user-friendly environment for the thousands of commuters who use the station on a daily basis. The next phase will involve paving the concrete blocks and erecting a gate at the side entrance to facilitate the rush hour workers. The group hopes to continue maintaining the station at a high standard on a long-term basis. Project work (including all repairs and routine maintenance of the building and service areas) is sponsored and implemented by John Keells PLC under the guidance of John Keells Social Responsibility Foundation.

Approximately 5 staff volunteers of the Group are engaged in carrying out monthly inspections and the project is expected to have benefited over 720,000 commuters during the year. Since the collaboration permits companies of the John Keells Group to advertise their products and services in the station premises, eight companies which have made use of this facility could also be considered beneficiaries of the project.

As an equal opportunity employer, the John Keells Group actively supports the **gainful employment of differently abled members** of the community. As a Steering Committee member of the Employers' Network on Disability of the Employers' Federation of Ceylon (EFC), John Keells Holdings PLC (JKH) has been actively supporting the initiatives of the Network. The John Keells Group had 13 differently-abled employees in its cadre during 2009-10 and will continue to facilitate the social and economic integration of the differently-abled through employment opportunities and other means in the ensuing year.

As a part of their community development activities, many other group companies engaged in community-related initiatives. *(Please refer Annex 5)*.

Arts and culture

The John Keells Group is committed to sponsoring arts and culture towards safeguarding and promoting the cultural heritage of the community.

Sri Lanka's highly popular open-air art gallery cum art fair, **'Kala Pola'**, came alive on Sunday, 21st February 2010 on the sidewalks of Ananda Coomaraswamy Mawatha, Colombo and was ceremonially inaugurated by H.E. Ashok K. Kantha, High Commissioner of India in Sri Lanka. Conceptualised by the George Keyt Foundation, the Kala Pola enjoyed the unbroken patronage of the John Keells Group for the 16th consecutive year. Over 302 artists and sculptors displayed their creativity on canvas and other media to an increasingly appreciative clientele in a fun-filled atmosphere of music, refreshments and entertainment, accounting for estimated total sales of Rs. 5 million. The event drew over 4000 visitors and was supported by 30 volunteers from the John Keells Group.

While Kala Pola initially took off from the concept of open air summer art fairs in European capitals, like the legendary Montmartre in Paris, the underlying rationale for its existence goes beyond the search for fascinating colour, exuberance and camaraderie. It is more importantly a valuable forum to launch the careers of talented artists and sculptors, foster the development of a client base, and thereby promote art as a lucrative and professional career.

The premises of **Walkers Tours Limited** (a member of the John Keells Group and an award-winning inbound tour operator company) located in Colombo 2, is home to a stunning collection of paintings of the internationally-renowned Sri Lankan artist, George Keyt. This valuable collection of artwork is on permanent public display in the premises towards making it accessible to both local and foreign art lovers alike.

In addition, all **resort hotels of the Group** continue to support local art and culture by engaging local artistes in entertainment provided to guests. Hotels such as Bentota Beach Hotel further foster local art by licensing artists to exhibit and sell their creations in the hotel premises. All hotels also arrange traditional wedding ceremonies for foreign guests on request, replete with all local customs and rituals.

Union Assurance's ongoing CSR initiative **"Pasalen Karaliyata"** undertaken in collaboration with the Ministry of Education is aimed at promoting arts studies among school providing talented schoolchildren a platform to showcase their skills. First organized in 2007, season two had also been extremely successful with over 53,000 participants from 18 districts.

Pasalen Karaliyata – A CSR initiative by Union Assurance

'Pasalen Karaliyata' is a national program which was initiated in 2007 as a unique CSR initiative with the assistance of the Ministry of Education. The program was aimed at contributing towards the recognition of aesthetic talents of schoolchildren in national schools and rewarding them for their skills. The program was extended to recognize their performance as a university entry qualification.

The 'Pasalen Karaliyata' program also offers rich rewards for the winning school children as well as the schools which they belong to. Uniquely, it is not only the first, second and third place winners who are singled out for recognition since the schools they attend also receive cash awards.

Program 2

Number of Districts included in the competition - 18 (excluding north and east)

Number of participating schools - approximately 1,500 schools

Number of school children participating – over 53,000

Categories of competitions - Folk Dancing , Folk Music (individual and group) for grade 6 and above, Art competition for children below grade 5

Winners at the national level (first place , second place and third place) -

*Folk Dancing - 12 schools (360 schoolchildren)

*Folk Singing - 14 schools (420 schoolchildren)

*Announcing - 3 schools (3 children)

The awards ceremony under the above program is scheduled to be held in May 2010.

Having successfully conducted the program for the 2nd consecutive year, plans are afoot to launch the

3rd season of this unique program. Unlike the previous years the 3rd season will be extended to the North and East as the children in the war affected areas could not participate in the previous two programs. This will add a new flavour to this national program with Sinhalese and Tamil cultures blending with each other.

This CSR initiative has been well received by both the Department of Education and national schools as this is the only program which encourages children to demonstrate the aesthetic skills in folk dancing, folk singing at individual level or group level to earn extra marks for the university entry qualification.

Since Sri Lanka has a rich heritage of folk dance, music, drama and creative art which must be preserved and fostered, the company's end objective is to ensure that Sri Lanka's cultural heritage is protected and nourished for the benefit of future generations.

Meanwhile, Cinnamon Grand launched the **'Sri Lankan Cultural Show'** at Nuga Gama on 1st March 2010. It showcases the rich heritage of Sri Lanka's performing arts and presents a platform for talented individuals to perform. The Shilpa Ranga Cultural Dance Troupe depicts Sri Lankan village folktales, myths and traditions through the art of dancing. The dance troupe is led by M. C. Werapitiya and consists of nine members; one drummer, one low country dancer, one traditional dancer, six village dancers and one vocalist. They have performed in over 40 countries including Germany, Thailand, Singapore and USA and have garnered both international and local acclaim for their skills.

Staff volunteerism and corporate support at John Keells

Staff volunteerism has become an integral part of the Group's community engagement strategy. This not only connects the John Keells family more closely with one another and the community, but also enables employees to develop skills such as confidence, communication, leadership, teamwork, whilst giving them pride in the organization and a sense of personal fulfilment.

The Group encourages its employees to volunteer their services in corporate social responsibility (CSR) activities initiated both at Centre (by the Foundation) and Business Unit level. In fact, the Foundation has only two dedicated employees. The Management Committee and the project teams of the Foundation comprise Group employees who volunteer their time in the respective capacity. Project activities are supported by a wider team of volunteers drawn from across the Group.

A presentation on CSR is made to each group of executive inductees under the Centre Induction Programme with a request to consider volunteering for a project of their choice. This is also made an opportunity to make the inductees aware of the Group's commitment to the principles of the UN Global Compact (UNGC) and what it entails. The UNGC principles and the Millennium Development Goals are also posted on the Group's intranet for the benefit of staff. Employees whose involvement is required in CSR activities are released with minimum restraint and the senior management exercises a flexible policy toward the time devoted by staff to such projects. **The John Keells Group does not account or charge for time spent by employees on CSR voluntarism. Similarly, the Foundation does not account or charge for human resources, planning and administration and overhead costs attributable to any of its projects.**

Project related transport outside a 10-km radius is facilitated by the Foundation through hire of vehicles from the Leisure-Inbound Sector of the John Keells Group. Under a special arrangement between Walkers Tours Ltd (the inbound tour operator) and the Foundation, vehicles for CSR-related activities are made available at concessionary rates.

Meanwhile, under a similar arrangement between John Keells Hotel Management Services and the Foundation, the food and accommodation requirements of project teams on CSR-related site visits in the proximity of John Keells hotels are met at concessionary rates (for both staff and external resource persons comprising the respective project team). The managements of the respective hotels also work in close collaboration with the project team to provide ancillary support for the team's activities in the proximity of the hotels.

In November 2008, the Foundation was able to build a database of 344 volunteers for future mobilisation. As per plan reported in the Sustainability Report of 2008-09, in 2009-10, the Foundation team (including Project Champions) was able to engage with some of these volunteers on a more interactive basis via "town-hall" meetings. The objectives of these meetings were to build rapport with staff who have volunteered for CSR projects, brief them on project achievements, future plans and how they can get actively involved in the project and provide them a platform to share their views, suggestions, etc. These informal meetings have generated positive outcomes, with some volunteers coming up with novel ways in which to enhance the various projects of the Foundation.

"One such volunteer is Kumudu Jayawardene, Manager Investments, Union Assurance PLC, who volunteered to conduct weekend computer classes for interested students of the five small schools in Slave Island supported by the Foundation under its Neighbourhood Schools Development Project. Kumudu initiated this project after participating in the "Town Hall" meeting on Education (see email excerpt below). In an interview by a journalist covering volunteerism at JKH, he said, "You feel good about yourself when you reflect on the change that you are making in the future of students who could not have afforded to go to a computer class. When you see a

student, who did not know how to move a cursor, typing letters and creating graphs in Excel, you feel really good about the contribution you made." The volunteer experience has helped him "learn to understand people more, be empathic and patient," while adding that he thinks it has improved his communication skills as well. Pointing out that volunteerism is a personal choice, and most often, it is one which gives a great deal of personal satisfaction, he noted, "You feel good about yourself and your perception of life changes in a positive way when you see that you can do some good to the society. You are never pushed to do something. You just volunteer and contribute if you feel you can make a difference." Five students of Al Iqbal Balika Vidyalaya successfully completed the IT classes conducted by Kumudu".

The Foundation recorded a minimum of 211 volunteer engagements in various projects implemented or overseen by the Foundation during the reporting period.

Volunteers who have already participated in various CSR initiatives have often shared their sense of fulfilment at being part of a community based activity, which has been circulated among others of the team for motivational purposes.

During the reporting period, the Foundation also initiated various steps to recognize and reward volunteers. The participation of volunteers in various projects of the Foundation was acknowledged through notes of appreciation and news items posted on the intranet. A cross section of the volunteers was interviewed for a newspaper article on volunteerism at John Keells written by an independent journalist.

The Foundation also awarded a V-SPARC (Values-Superior Performance And Recognition Creation) to the project champion of Village Adoption Project-Halmillawe on the successful conclusion of the project. In the future, the Foundation hopes to expand its scheme for rewards and recognition. In the case of Group executives, their engagement in CSR is captured via an `Extra Mile' rating in the Group's performance management system. Engagement in CSR is also taken into account in rewarding high performers of the Group through the `Chairman's Award' – the pinnacle award for Group employees.

In the future, with the aim of strengthening the sustainability of the communities we engage with, the John Keells group will continue to explore new opportunities to bring together community investment and engagement initiatives which are aligned with the Foundation's focus areas.


JOHN KEELLS
SOCIAL RESPONSIBILITY
FOUNDATION

Products and services policy

The John Keells Group will strive to maintain products and services at the highest standards through embracing industry and corporate best practice and compliance with all relevant local and international statutory and regulatory requirements in the markets we serve. All products and services will seek to identify and assess any environmental and social impact through their communications, services, operations and supply chain.

At John Keells Group, we are aligned with our customers' expectations through offering products and services in line with the highest standards. We provide an extensive portfolio of products and services to address the varied and complex requirements of our customers and are able to do so due to the strategic diversification of our group. This credo is applicable to our customers both in the local and foreign arenas.

Whilst our business philosophy has moved from 'creating shareholder value' to 'creating stakeholder value', we continue to have a strong customer focus, with an emphasis on exceeding customer expectation. A proactive approach has been taken to meet this objective.

All products and services will continue to be transparent in terms of their scope, ingredients, service deliverables and standards and the environmental impact where applicable. Product and service excellence is an essential component of our strategy involving investment in certification by recognized authorities. Our labelling will include such certifications where applicable. Considering the increase in companies that are included in the report in relation to the last report, the compliance level still remains at 100% for all relevant businesses.

One of the initiatives taken by the retail group is to ensure all products that are approved and listed conform to the statutory requirements of the country. Further more, during the year under review, Keells Super launched its own private label brand, under the name "K Choice" which also conforms to the statutory requirements of the country. Furthermore, they have also taken the initiative to encourage an increasing number of suppliers to incorporate bar codes into their products.


PRODUCT STEWARDSHIP

A few of our hotels were voted by certain leading tour operators on customer service. Some of the certifications include further improvements on food handling.



With the focus on labelling increasing from within the group the current year has enabled us to strengthen compliance especially in the Consumer Foods and Retail industry group (ice cream, carbonated drinks and convenience foods). Although labelling per se does not directly apply to some of the other sectors, they are handled through various mechanisms to ensure that the service being offered is explained in detail.

In terms of standards, the businesses are on a continuous quest to retain their current accreditations from various standards bodies. Each business maintains standards and in some cases exceeding statutory requirements to ensure that the business is differentiated in terms of service. All businesses are on an ongoing basis, pursuing the latest versions of standards and keeping pace with the rapidly changing environment. They are periodically audited and undergo reviews to ensure compliance both internally and externally.

Another important fact is to keep the customer engagement at an optimum in order for the business to receive valuable feedback in terms of its performance with regard to customer satisfaction. Various mechanisms are used by businesses to ensure that there are a multitude of ways in which customer feedback can be received. This includes the use of technology as well as capturing the feedback in a simple but effective means. The retail group is also in the process of introducing a Customer Hotline within the next financial year to improve customer contact.

The table below represents the level of compliance. The numbers represent the companies that have provided the responses. It also includes companies which are Holding companies, Investment companies, Managing companies, Non-operational, Land only and Rental of office spaces.

Further more the Task force strives to enforce a common template and guideline which would be adoptable by all companies in order achieve a more accurate implementation of the above. It is also noteworthy that the Green Globe certification of Hotels in the Leisure sector will further discipline the operations in terms of accurate and detailed labelling through higher standards in sourcing of component, identifying hazardous content or substances, safe use and proper disposal.

Type of product and service information required by procedures and percentage of significant products and services subject to such information requirements.

	Sourcing of components	Content or substances with environmental and social impact	Safe use of product or service	Disposal of the product
Yes	28	18	18	6
No	45	55	55	67
Total Companies	73	73	73	73

Group's processes with regard to marketing communications

All companies are expected to conform to a set of guidelines extracted from the International Chamber of Commerce Code of Advertising and Marketing Communication Practice, with all businesses expected to comply with this code. The guide clearly explains how information should be communicated to the relevant stakeholders and the companies are expected to strictly uphold the code. A special committee evaluates and validates media advertisements to ensure compliance with the above guidelines.

A periodic review of these activities is expected according to the frequency and volume of activity. All companies indicate a 100 per cent compliance to this process and is reviewed periodically. To further strengthen the commitment, Business Unit Heads submit a statement indicating compliance to this code.

The next step in this initiative is to get companies to report on Non-compliances and incidents regarding this. The code covers the following aspects of Marketing Communication making sure that businesses comply. These can be broadly categorized into the following areas:

- to demonstrate responsibility and good practice in advertising
- to enhance overall public confidence in marketing communications
- to respect privacy and consumer preferences
- to ensure special responsibility as regards marketing communication and children/young people

In addition to this code there are procedures laid down for Marketing Communication implemented through the John Keells Committee on Advertising. The Committee's mandate is to screen advertising campaigns proposed by group businesses for socially insensitive/unethical/irresponsible advertising using the provisions highlighted in the ICC Code's General Provisions on Advertising and Communication Practice as a guide.

Compliance with rules and regulations on Group products and services

Although there are many ways in which product and service excellence can be measured, one key fact is to quantify incidences of not meeting customer expectations in terms of products and services. Being focused on a diverse number of areas requires a close look at the level of service and compliance to regulations.

The overall performance of each company in this regard is measured by mandating the Business Units to divulge occurrences of fines that are significant. The businesses are also required to maintain a list of all fines within a financial year.

Product responsibility policy

The John Keells Group will ensure the highest standards of ethical conduct with regard to all marketing communications such as advertising, promotions and sponsorships. All employees responsible for marketing communication, or in related functions will adhere to these standards. These standards will be ensured by The John Keells Committee on Advertising, using its code of conduct formulated based on an extract of the ICC Code's General Provisions on Advertising and Marketing Communication Practice.

The threshold limit of significant fines for a business was set at Rs. 1.0 million and if so required a declaration of the same to the task force. On analyzing the performance in the area of significant fines, only one company which represents just over 1% of the overall companies have reported an instance of such, which amounts to a total of Rs. 1.5 million within the reporting period. Although this is a significant achievement, it requires further improvement in terms of reducing the number of fines further to ensure a better class of service to all customers. It is the firm belief of the task force that tracking and reporting these incidences to a wider audience will improve the accountability of a business unit and further enhance its image as a responsible business entity.

An innovative approach to educate Public Health Inspectors was initiated by Keells Foods. This involved improving the knowledge of Public Health Inspectors on the manufacturing processes and was conducted throughout the island. Initiatives such as this improve the relationship that the organization has with the public sector which creates a win-win scenario.

The task force aims to implement a mechanism where the number of fines will also be tracked and investigated on a more regular basis. This will present businesses with more opportunities for improvement in products and services and streamline its business processes accordingly.

Agenda 2010-11

Focus area	Agenda for 2010-11
Economic performance	• We will ensure that our operations will safeguard the sustainability of the environment and communities we operate in, whilst providing our stakeholders superior returns and services.
Environmental impact	• We aim to reinforce the management practices currently institutionalised through a process of continuous improvements. • We will improve on our current energy management practices and embrace emerging technologies in achieving a lower emission rate of green house gases and a lower carbon foot print. • We aim to partner local and international environmental conservation agencies to assist the group in evaluating cheaper, sustainable and renewable energy sources and related funding for implementation. • We aim to be involved in public policy in relation to climate change and GHG emissions. • We will progressively move towards converting existing facilities where possible to be more energy efficient buildings and mandate new developments to be governed by globally accepted standards such as LEEDS and Green Globe certifications. • We will work towards achieving our goal as a group which is recognized as a pioneer in the hotel trade, to be a sustainable entity, setting an example to the community. We will aim to improve our best practices sustainably to comply with as many standards as possible while growing as a successful business within the second quarter of the year 2010. • Staying in line with the group's strategy to operate in a more sustainable manner, John Keells Logistics (Pvt) Ltd (JKLL) will embark on back haulage operations to minimize the carbon footprint of its operations. We plan to eliminate approximately 900km per week through back haulage operations, saving approximately 160 liters of fuel per week during the next financial year. Whilst we have already embarked on efficient fleet management practices supported by fleet management technologies, we plan to take forward discussions with our subcontractors and suppliers to develop the required foundation to support JKLL's migration towards more sustainable practices in logistics.
More than just a workplace	• With the majority of our development programs being instructor-led, we aim to offer e-based learning and development opportunities. • By further reinforcing the learning culture we foster at the John Keells group we will increase the number of hours utilized for training by all our employees in the future. • We aim to improve the skills of supervisors on feedback giving and subordinates on receiving feedback and so, will increase the number of training session conducted on "Feedback Giving & Receiving".
Ethical business	• We aim to form Safety Committees in all group companies which will be responsible for compliance of the respective companies with the Occupation Health & Safety (OHS) policies formulated. • The members of Safety Committees will undergo training programs to develop and enhance their skills and knowledge in all aspects of basic OHS. • We aim to communicate to group companies, the importance of conducting basic OHS awareness and prevention programs for staff, their families and the surrounding community and encourage them to conduct same. • We aim to achieve our final goal which is for all group companies (other than IT/office industry groups) to obtain the OHSAS 18001 certification by March 2011.
Health & Safety	• We aim to form Safety Committees in all group companies which will be responsible for compliance of the respective companies with the Occupation Health & Safety (OHS) policies formulated. • The members of Safety Committees will undergo training programs to develop and enhance their skills and knowledge in all aspects of basic OHS. • We aim to communicate to group companies, the importance of conducting basic OHS awareness and prevention programs for staff, their families and the surrounding community and encourage them to conduct same. • We aim to achieve our final goal which is for all group companies (other than IT/office industry groups) to obtain the ISO 18001 (OHSAS) certification by March 2011.
Our contribution	• With the aim of strengthening the sustainability of the communities we engage with, we will continue to explore new opportunities to bring together community investment and engagement initiatives which are aligned with the Foundation's focus areas. • With regard to English Language Scholarship Programme of John Keells Social Responsibility Foundation, we plan to shift our focus and re-introduce a foundation course aimed at schoolchildren aged 12-14 from various parts of the Island and continue to provide education facilities to different age groups of children and youth. • We will focus on another deserving village in the country under the Village Adoption Project, while Cinnamon Lodge and Chaaya Village would continue to support the village of Halmillawe in the future.
Product stewardship	• We aim to implement a mechanism where the number of fines for group companies will be tracked and investigated on a more regular basis. Through this we plan to present businesses with more opportunities for improvement in products and services and streamline its business processes accordingly.

For further information or any enquiries on our sustainability report, contact
Charith Jayasundera, Manager – Sustainability Integration,
John Keells Holdings PLC
charith.jkh@keells.com.
www.keells.com/sustainability/index.shtml

GRI Index and UNGC Principles

Standard Disclosures on GRI (G3) index and UNGC principles		Status	Page	Global Compact
1.	**Strategy and Analysis**			
1.1	CEO's statement	●	5	
1.2	Description of key impacts, risks, and opportunities	●	28	
2.	**Organizational Profile**			
2.1	Name of the organization	●	6	
2.2	Primary brands, products, and/or services	●	9	
2.3	Operational structure of the organization	●	6	
2.4	Location of organization's headquarters	●	6	
2.5	Number and name of countries where the organization operates	●	6	
2.6	Nature of ownership and legal form	●	6	
2.7	Markets served	●	7,8	
2.8	Scale of the reporting organization	●	9	
2.9	Significant changes during the reporting period	●	9	
2.10	Awards received in the reporting period	●	10,11	
3.	**Report Parameters**			
	Report profile			
3.1	Reporting period	●	22	
3.2	Date of most recent previous report	●	22	
3.3	Reporting cycle	●	22	
3.4	Contact point for questions regarding the report	●	79	
	Report Scope and boundary			
3.5	Process for defining report content	●	22	
3.6	Boundary of the report	●	22	
3.7	State any specific limitations on the scope or boundary of the report	●	22	
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations etc	●	22	
3.9	Data measurement techniques and the bases of calculation	●	22	
3.10	Explanation of the effect of any re-statements of information provided in earlier reports	●	22	
3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods	●	22	
	GRI context index			
3.12	Table identifying the location of the Standard Disclosures in the report	●	80 - 82	
	Assurance			
3.13	Policy and current practice with regard to seeking external assurance for the report	●	84,85	
4.	**Governance**			
4.1	Governance structure of the organization	●	15	
4.2	Indicate whether the Chair of the highest governance body is also an executive officer	●	15	
4.3	Number of members of the highest governance body that are independent and/or non-executive members	●	18	
4.4	Mechanisms for shareholders and employees to provide recommendations or direction	●	16	
4.5	Linkage between compensation for members of the highest governance body	●	17	
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided	●	18	
4.7	Process for determining the qualifications and expertise of the members of the highest governance body	●	19	
4.8	Internally developed statements of mission or values, codes of conduct, and principles	●	19	
4.9	Procedures of the top management for overseeing the organization's identification and management of the Tripal Bottom Line	●	19,20	
4.10	Processes for evaluating the highest governance body's own performance	●	20	

Standard Disclosures on GRI (G3) index and UNGC principles	Status	Page	Global Compact
Commitments external initiatives			
4.11 Explanation of the precautionary approach or principle addressed	●	22	
4.12 Externally developed economic, environmental, and social charters, principles, or other initiatives	●	22	
4.13 Memberships in associations and/or national/international advocacy organizations	●	20,21	
Stakeholder Engagement			
4.14 Stakeholder consultation	●	22	
4.15 Basis for identification and selection of stakeholders	●	25	
4.16 Approaches and frequency of engagement by type and by stakeholder group	●	24	
4.17 Key topics and concerns that have been raised through stakeholder engagement	●	25,26	
5. Management Approach and Performance per category - Economic, Environmental and Social			
Economic performance indicators			
Disclosure on Management approach	●	30	
EC1 Economic value generated and distributed	●	31	
EC2 Financial implications and other risks and opportunities for the organization's activities due to climate change	○		
EC3 Coverage of the organization's defined benefit plan obligations	●	32,33	
EC4 Financial assistance received from government	○		
EC6 Practices and proportion of spending on locally-based suppliers at significant locations of operation	○		
EC7 Procedures for local hiring and proportion of senior management hired from the local community	○		
EC8 Development and impact of investments and services provided primarily for public benefit	○		
Environmental performance indicators			
Disclosure on Management approach	●	34	
EN1 Materials used by weight or volume	○		
EN2 Percentage of materials used that are recycled input materials	○		
EN3 Direct energy consumption by primary energy source	●	36	⑧
EN4 Indirect energy consumption by primary source	●	36	⑧
EN8 Total water withdrawal by source	○		
EN11 Location and size of land owned, leased, managed in, or adjacent to, areas protected / high biodiversity value outside protected areas	●	40	⑧
EN12 Description of significant impacts of activities on land owned, leased, or managed in, or adjacent to, protected areas	○		
EN16 Total direct and indirect greenhouse gas emissions by weight	●	43	⑧
EN17 Other relevant indirect greenhouse gas emissions by weight	●	43	⑧
EN19 Emissions of ozone-depleting substances by weight	○		
EN20 NOx, SOx, and other significant air emissions by type and weight	○		
EN21 Total water discharge by quality and destination	○		
EN22 Total weight of waste by type and disposal method	○		
EN23 Total number and volume of significant spills	○		
EN26 Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	○		
EN27 Percentage of products sold and their packaging materials that are reclaimed by category	○		
EN28 Incidents and fines or non-monetary sanctions for, non-compliance with applicable environmental regulations	●	44	⑧

Standard Disclosures on GRI (G3) index and UNGC principles	Status	Page	Global Compact
Social performance indicators : Labour practices and decent work			
Disclosure on Management approach	●	48,56	
LA1 Breakdown of total workforce by employment type and by region	●	48,49	
LA2 Total number and rate of employee turnover	●	50	⑥
LA4 Percentage of employees covered by collective bargaining	●	51	①③
LA5 Employee representation and consultation regarding operational changes	○		
LA7 Rates of injury, occupational diseases, lost days, and absenteeism, and number of work related fatalities	●	57,58	①
LA8 Education, training, counselling, programs in place to assist workforce members, their families, or community	●	58	①
LA10 Average hours of training per year per employee by employee category	●	52	
LA12 *Percentage of employees receiving regular performance and career development reviews (Additional Indicator)*	●	52	
LA13 Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity	○		
LA14 Composition of governance bodies' and breakdown of employees per category according to gender, age group, minority group	○		
Social performance indicators : Human rights			
Disclosure on Management approach	●	53	
HR1 Significant investment agreements that include human rights clauses or have undergone human rights screening	○		
HR2 Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken	○		
HR4 Incidents of discrimination	○		
HR5 Incidents of violations of freedom of association and collective bargaining	○		
HR6 Operations identified as having significant risk for incidents of child labour, and measures taken to eliminate child labour	●	53	①②⑤
HR7 Incidents of forced or compulsory labour	●	54	①②④
Social performance indicators : Society			
Disclosure on Management approach	●	55,59	
SO1 Programs / practices that assess & manage the impacts of operations on communities, including entering, operating, and exiting	●	60	
SO2 Percentage and total number of business units analysed for risk related to corruption	●	55	⑩
SO3 Percentage of employees trained in organization's anti-corruption policies and procedures	○		
SO4 Actions taken in response to incidents of corruption	○		
SO5 Public policy positions and participation in public policy development and lobbying	○		
SO8 Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations	○		
Social performance indicators : Product responsibility			
Disclosure on Management approach	●	76	
PR1 Stages in which Health and Safety impacts of products and services are assessed for improvement, and percentage of products and services	○		
PR3 Type of product information required by procedures, and percentage of significant products subject to such information requirement	●	77	⑧
PR6 Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship	●	78	
PR9 Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services	●	78	

● Fully disclosed
○ Not relevant as per materiality and B level reporting

All 49 core indicators and 1 additional indicator listed above as per GRI - G3 Guidlines

Report Application Levels

		2002 In Accordance	C	C+	B	B+	A	A+
Mandatory	Self Declared			Report Externally Assured		GRI REPORT		Report Externally Assured
Optional	Third Party Checked					GRI REPORT THIRD PARTY CHECKED		
	GRI Checked					GRI REPORT GRI CHECKED		

THE GLOBAL COMPACT

WE SUPPORT

Assurance Statement




AA1000
Licensed Assurance Provider
000-10

ASSURANCE STATEMENT

Introduction

Det Norske Veritas AS (DNV) has been commissioned by the management of John Keells Holdings PLC (JKH) to carry out an assurance engagement on the Company's 2008 Sustainability Report (the Report) in its printed format against the Global Reporting Initiative (GRI) 2006 Sustainability Reporting Guidelines Version 3.0 (G3) and AccountAbility's AA1000 Assurance Standard 2008 (AA1000AS 2008).

John Keells Group is responsible for the collection, analysis, aggregation and presentation of information within the Report. Our responsibility in performing this work is to the management of JKH only and in accordance with terms of reference agreed with the Company. The assurance engagement is based on the assumption that the data and information provided to us is complete and true. This statement is intended for the management and stakeholders of John Keells Group.

Scope of Assurance

The scope of work agreed upon with JKH included the following:

- Verification of the entire Report covering social, environmental and economic indicators for the period 1st April 2009 to 31st March 2010;
- Verification in accordance with the requirements for a Type 2 and Moderate Level engagement, and evaluation of specified sustainability performance information, as set out in the AA1000AS 2008;
- The boundary of the Report covers 73 companies under John Keells Holdings PLC, based on management control as explained in the Report;
- The work was performed at the JKH Head office and Sectoral Head Offices in Colombo and manufacturing facility (CCS) at Ranala;
- DNV carried out the verification during May 2010;
- The report was checked for meeting the requirements of GRI Application Level 'B'.

Verification Methodology

Our assurance engagement was planned and carried out in accordance with the DNV Protocol for Verification of Sustainability Reporting, which draws on the GRI G3 and AA1000AS 2008. As part of the verification DNV has challenged the sustainability-related statements and claims made in the Report and assessed the robustness of the underlying data management system, information flow and controls. We have:

- Examined and reviewed documents, data and other information made available to DNV by JKH;
- Visited the Head-Office and Sectoral Head Offices as well as the manufacturing facility (CCS) at Ranala, for the purpose of verifying qualitative and quantitative information presented in this Report;
- Conducted interviews with Senior Management at JKH's Head Office and seven of the Sectoral Head Offices, including data owners and decision-makers from different divisions and functions of the Company;
- Performed sample-based reviews of the mechanisms for implementing the Company's own sustainability-related policies, as described in the Report, and for determining material issues to be included in the Report;
- Performed sample-based checks of the processes for generating, gathering and managing the quantitative and qualitative data included in the Report;
- Reviewed the process of acquiring information and economic data from the financial data presented in the 2009-10 certified annual report.

Conclusions

In DNV's opinion, the Report is a fair representation of the Company's sustainability-related strategies, management systems and performance. The Report meets the general content and quality requirements of the GRI G3, and DNV confirms that the GRI requirements for Application Level 'B+' have been met. We have evaluated the Report's adherence to the following principles on a scale of 'Good', 'Acceptable' and 'Needs Improvement':

AA1000AS (2008) principles

Inclusivity: Good. The Company engaged in dialogue with selected stakeholders during the year through different channels. The material issues emerging from the stakeholder engagement were collected, prioritised and the results are reflected in the report. We recommend that the issue-based stakeholder engagement process may further be formalised and structured for developing long-term sustainable business strategy.

Materiality: Acceptable. The process developed internally captures key sustainability issues, but the process should be strengthened at sectoral level and group level to bring out material issues that reflect short, medium and long term impacts.

Responsiveness: Acceptable. The Company has adequately responded to stakeholder concerns through its policies and management systems, and this is reflected in the Report.

Reliability: Acceptable. We have evaluated the reliability of specified sustainability performance information and found it to be acceptable. The Company has developed its own data management system for capturing and reporting its sustainability performance. Although no systematic errors have been detected, DNV has identified some manual discrepancies which have subsequently been corrected.

Additional principles

Completeness: Acceptable. The Report covers 22 core performance indicators required for the GRI G3 Level 'B' and that are material within the Company's reporting boundary. The Report gives a detailed description of the limitations in scope and boundary. The Company may consider increasing the scope and boundary to bring in business partners and suppliers who are significant, considering the nature of the Group's businesses.

Neutrality: Good. The Company has reported sustainability related issues in a balanced manner, in terms of content and tone. Challenges and limitations are presented together with commitments to future improvements.

Opportunities for Improvement

The following is an excerpt from the observations and opportunities reported back to the management of JKH. However, these do not affect our conclusions on the Report, and they are indeed generally consistent with the management objectives already in place.

- Although systematic internal reviews and auditing of the internal data management system were clearly in place, a similar mechanism should be reinforced when capturing and checking the reliability of data obtained from external sources;
- In line with the Company's focus on being a leading player in both domestic and overseas operations, benchmarking its sustainability performance with peers will be an effective tool to identify areas of improvement;
- The boundary of the Report may be progressively expanded to include its business partners and suppliers over which the Group has influence, in order to provide a more complete report.

DNV's Competence and Independence

DNV provides sustainability risk management services through qualified specialists worldwide. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement. DNV did not provide any services to JKH during 2009-10 that could conflict with the independence of our work. DNV expressly disclaims any liability or co-responsibility for any decision a person or entity would make based on this Assurance Statement.

For Det Norske Veritas AS,



Prasun Kundu
Lead Verifier
Det Norske Veritas AS



Dr Helena Barton
Global Manager, Corporate Responsibility Services
Det Norske Veritas AS

11th May 2010, Kolkata, India

Annex 1

Economic Value Statement For 2009-10

	2010		2010		2010		2010		2010	
Direct economic value generated										
Revenue	9,785	11,717	12,539	10,295	1,821	1,777	16,318	14,483	5,332	501
Interest income	69	115	292	219	36	91	14	11	1,590	142
Dividend income	14	12	250	162	49	31	-	-	4	-
Share of results of associates	2,158	1,949	-	-	-	-	-	-	413	448
Profit on sale of assets & other income	94	258	342	117	26	57	298	322	314	1
Valuation gain on IP	-	-	-	9	-	168	-	-	-	-
	12,120	**14,051**	**13,423**	**10,802**	**1,932**	**2,124**	**16,630**	**14,816**	**7,653**	**1,092**
Economic value distributed										
Operating costs	9,138	10,882	7,474	6,155	1,331	1,342	13,299	11,552	5,541	475
Employee wages & benefits	416	656	2,067	1,923	127	74	1,740	1,674	740	113
Payments to providers of funds	112	571	1,573	1,206	415	321	243	257	-	35
Payments to government	115	672	791	687	53	44	917	697	627	154
Community investments	(4)	7	6	8	-	1	5	5	1	2
	9,777	**12,788**	**11,911**	**9,979**	**1,926**	**1,782**	**16,204**	**14,185**	**6,909**	**779**
Economic value retained										
Depreciation	107	96	912	961	10	11	381	363	88	9
Amortisation	14	-	149	111	-	-	163	179	187	-
Profit after dividends	2,222	1,167	451	(249)	(4)	331	(118)	89	469	304
Retained for reinvestment / growth	**2,343**	**1,263**	**1,512**	**823**	**6**	**342**	**426**	**631**	**744**	**313**

2010		2010		2010		2010		2010	%		
1,599	1,771	3,348	2,637	50,742	43,181	(2,762)	(2,158)	47,980	86.18	41,023	85.08
12	17	1,231	1,874	3,244	2,469	(297)	(203)	2,947	5.29	2,266	4.70
-	-	3,598	2,542	3,915	2,747	(3,871)	(2,693)	44	0.08	54	0.11
(13)	(128)	(2)	71	2,556	2,340	-	-	2,556	4.59	2,340	4.85
18	76	939	1,343	2,031	2,174	120	322	2,151	3.86	2,496	5.17
-	-	-	-	-	177	-	(136)	-	-	41	0.09
1,616	**1,736**	**9,114**	**8,467**	**62,488**	**53,088**	**(6,810)**	**(4,868)**	**55,678**	**100.00**	**48,220**	**100.00**
1,066	1,290	2,335	1,691	40,184	33,387	(2,788)	(2,185)	37,396	67.17	31,202	64.71
464	488	584	616	6,138	5,544	-	-	6,138	11.03	5,544	11.50
121	91	2,950	3,188	5,414	5,669	(1,849)	(1,858)	3,565	6.40	3,811	7.90
66	52	344	475	2,913	2,781	-	-	2,913	5.23	2,781	5.77
2	2	20	13	30	38	-	-	30	0.05	38	0.08
1,719	**1,923**	**6,233**	**5,983**	**54,679**	**47,419**	**(4,637)**	**(4,043)**	**50,042**	**89.88**	**43,376**	**89.96**
47	46	192	204	1,737	1,690	-	-	1,737	3.12	1,690	3.50
-	16	12	(1)	525	305	16	-	541	0.97	305	0.63
(150)	(249)	2,677	2,281	5,547	3,674	(2,189)	(825)	3,358	6.03	2,849	5.91
(103)	**(187)**	**2,881**	**2,484**	**7,809**	**5,669**	**(2,173)**	**(825)**	**5,636**	**10.12**	**4,844**	**10.04**

Annex 2

In addition, many companies of the John Keells Group engaged in education-related initiatives as part of their community service activities, including the following:

- Bentota Beach Hotel gave 14 Grade 10 commerce class students of Elakaka Maha Vidyalaya an opportunity to experience the accounting system and best practices at the hotel; demonstrated ice carving to students of the Vocational Training Centre; supported on an on-going basis the IT training programme implemented by Sri Dharmawijayaramaya, Pitaramba, Bentota for the benefit of village children by sponsoring the monthly cost of the trainer (Rs. 5000/- per month); donated 200 nos. pens for the benefit of students of Gamini Vidyalaya, Bentota to commemorate World Children's Day 2009.
- Ceylon Cold Stores donated sports wear, nutritional food and medicine and sponsored medical check-ups and accident insurance cover for the benefit of athletes of Hanwella Central College numbering 16 persons.
- Chaaya Citadel celebrated World Children's day on 1st October 2009 by inviting 30 Home Science students of Swarnmali Girls' School, Kandy to the hotel and organizing many activities for them.
- Cinnamon Lakeside donated 600 pieces of cake to the Defence Services College on International Children's Day falling on 1st October 2009.
- Cinnamon Lodge facilitated a visit by teachers and students of Ibbagamuwa Education Zone benefiting 35 persons.
- Cinnamon Grand hosted and entertained the boys of the Don Bosco's Children's Home during the Christmas Season for a day of fun and games for the fourth successive year.
- Chaaya Village held an art competition at the hotel among schoolchildren of Hiriwadunna junior school to commemorate World Children's day; donated 200 school bags for children of Bakamuna area.
- Coral Gardens Hotel facilitated an awareness programme on hotel operation for 35 students and 2 teachers of Sri Wimalabuddi Vidyalaya; sponsored the Arts Day of Sri Sumangala Central College, Hikkaduwa.
- John Keells Computer Services awarded scholarships worth Rs. 180,000/- to undergraduates of the University of Colombo School of Computing effective until 2011. These were need-based scholarships granted to students maintain a GPA of 2.5 and whose family income is less than Rs. 300,000/- per annum; donated 105 IT text books from its library to the "Nenasala" in Baththaramulla (tele-centers or knowledge centers established in all parts of Sri-Lanka to spread ICT services to the rural and semi-urban population); purchased Christmas cards from Karuna Trust – a registered charity which uses the card proceeds to award educational scholarships to underprivileged students.
- John Keells Office Automation donated 10 used laptops to Lak Aruna Foundation, Passara which supports enhancement of IT knowledge among village students; donated Rs. 500,000/- to the Seva Vanitha Unit of Sri Lanka Air Force for the proposed school project at Divulwewa, Morawewa under the patronage of the Ministry of Nations Building; purchased New Year greeting cards from the Colombo Centre for Special Education which supports mentally disadvantaged children.
- Tea Smallholder Factories sponsored 50% of the electricity bill payments for the computer lab of Bengamuwa Maha Vidyalaya, Pasgoda for a period of 6 months commencing September 2009, benefiting 50 students; provided awareness on the Tea industry and processes at Karawita Tea Factory on an ongoing basis, benefiting approximately 850 persons.

Annex 3

In addition, many companies of the John Keells Group engaged in health-related initiatives as part of their community service activities, including the following:

- Bentota Beach Hotel held a health camp at Sri Dharmavijayaramaya Temple, Pitaramba, Bentota in collaboration with the Rotary Club of Colombo which benefited approximately 750 adults and 250 children. The medical team numbering seven and comprising consultant paediatricians, surgeons, general physicians, gynaecologists and trained pharmacists were provided accommodation by BBH. BBH also donated 50 nos. bed sheets and 100 nos. pillow cases to the Government hospital, Aluthgama.
- Chaaya Citadel organized its 04th consecutive "Blood Donation Campaign" with the participation of the community resulting in the donation of 73 pints of blood to the Kandy Blood Bank; organized an awareness programme on HIV/AIDS for the members of Kandy Hoteliers' Association conducted by a doctor of the STD Unit of General Hospital, Kandy where 30 hoteliers were educated; celebrated Valentine's Day by distributing brochures to sensitize couples on HIV/AIDS at Wale's Park, Kandy and Botanical Garden, Peradeniya benefiting 472 couples (944 people).
- Cinnamon Lodge organized a blood donation campaign with the participation of Chaaya Village and the villagers of Habarana. Around 45 participants donated blood. The HIV/AIDS Committee of Cinnamon Lodge collaborated with the Foundation's HIV/AIDS Awareness Campaign by holding several community outreach programmes.
- Cinnamon Grand made a monthly donation of dry rations to the Dias Home for the Aged in Wellampitiya throughout the year; also donated a wheelchair to a staff member's mother at a cost of Rs. 13,500/-. donated Rs. 50,000/- out of sale proceeds of B2b bags to the Cancer Hospital Children's Ward to buy injections and medicine for children; donated wheelchairs to several associates with disabled family members; donated 200 Nos. of short eats to the Exceptional Children's Educational Development Foundation for their commemoration of World Disability Day; sponsored Lou Ching Wong's "Divas are back" fashion show, which was held to raise funds for Lanka Alzheimer's Foundation..
- Cinnamon Lakeside organised the annual blood donation campaign at which over 60 volunteers donated blood; the hotel also hosted a tea party for 38 disabled soldiers of Ranaviru Sevana. A number of staff, including the Senior Management team, joined in and entertainment was provided by talented members of the staff who led a sing-along session after tea.
- Chaaya Village donated a wheel chair to the Horiwila Native hospital for the use of disabled patients attending the hospital.
- John Keells Office Automation donated a used photocopier machine to the MOH office, Ridimaliyadda, Mahiyanganaya, which attends to over 100 pregnant women of the area.
- Tea Smallholder Factories conducted an eye camp and general physical examination at Broadlands Tea Factory with the participation of two doctors from Nawalapitiya Hospital for the benefit of 150 persons.
- Transportation Sector organized its 04th consecutive Blood Donation Campaign at which 68 pints of blood were collected and handed over to the National Blood Bank.
- Walkers Tours organized a Dengue Awareness Programme for the staff of the Leisure Inbound Sector of the John Keells Group, in view of the numerous fatalities reported in the country. The programme was conducted by Dr. Pradeep Kariayawasam, Chief Medical Officer of Health of the Colombo Municipal Council, benefiting approximately 225 employees of the Sector.

Annex 4

The Cinnamon Grand's "365 Ways to Save the Earth Campaign"

The Cinnamon Grand launched a unique environmental awareness initiative to encourage the hotel's associates to aid in efforts to conserve the environment.

The "365 Ways to Save the Earth" campaign was launched on the 1st of January 2010. The campaign was based on improving the everyday habits of associates with the end goal focusing on environmental conservation through small but crucial actions through 365 days of the year. The first month of the campaign served as an introduction to the initiative with many associates enthusiastically picking up on the concept.

"At a time when environmental concerns are paramount, we have a responsibility to aid in rehabilitating the Earth as best we can for future generations," said General Manager Rohan Karr. "This environmental initiative is a small step toward helping our associates understand the importance of eco conservation, with further plans in the pipeline," he said.

The campaign is carried out through awareness posters printed on recycled paper which are displayed at the staff's main meeting points and through emails sent out to associates as a green thought for the day. A different poster is displayed daily with a unique message which details a simple activity associates can perform. With a different message every day of the year, the goal of this initiative is to encourage associates to adopt eco friendly habits.

As a further incentive, a competition has been launched to offer associates the chance to submit their own eco friendly idea every month. The best submission wins a cash prize of Rs. 5000/-.

Engaging employees and communities in protecting the environment has been one of the John Keells Group's most keenly-supported volunteering activities. Many of the companies of the Group engaged in related initiatives as part of their community service activities, including the following:

- Chaaya Citadel commenced a programme to recycle landscape waste of the hotel under ISO 14001.
- Cinnamon Grand in association with The Animal Welfare Association of Sri Lanka hosted the annual awareness raising campaign cum press conference to mitigate animal cruelty and garner support towards this cause. The event was attended by Sri Lanka's leading animal activists, Iranganie de Silva, Otara Gunawardene and Professor Chandana Jayaratne.
- Cinnamon Grand observed Earth Hour with a focus on spreading the message as well as practising it on March 27th. The aim was to highlight the importance of environmental sustainability and caring for the planet. From 11.00 am to 12.00 noon the hotel's lights were switched off. Being the busiest lunch hour, this time slot had more impact than switching the lights off in the night. Associates were also urged to switch their lights off at home sometime during the course of the day. A "365 Ways to save the Earth" poster dedicated to Earth Hour was displayed at the associate cafeteria.
- "Global warming is now the greatest threat we have ever faced but we can make a difference if we act together. Join Earth Hour, switch off your light for 60 minutes on 27th March and stop global warming before it's too late. See your world in a whole new
- Cinnamon Lodge Hosted a Group of 37 schoolchildren (Grades 1-5) and 5 teachers to a tour of the Butterfly Garden, followed by lunch at the hotel, in collaboration with Nature Odyssey; organized a shramadana campaign on World Tourism Day and planted 150 trees around the lake side and main gate to commemorate the Green Month.
- Coral Gardens Hotel supported an area cleaning campaign towards dengue prevention.
- Ceylon Cold Stores engaged in cleaning and maintenance of the banks of Depa Ela canal and landscaping and maintenance of na saplings planted in 2008 in Mahawela located on the Ranala Habarakada road; erected 6 directional boards to the Kanneliya forest reserve, supplied 100 nos. of reusable cloth bags to prevent polythene accumulation in the forest and supplied name boards for plants in the forest trail; and collected damaged and rejected PET bottles for recycling.
- John Keells Office Automation under its "Go-Green promotion" collected empty toner cartridges from its customers and recycled same through Viridis (Pvt) Ltd (a BOI approved re-cycler).
- Walkers Tours conducted a programme at Sri Devananda school Nature Club at Yodakandiya where the children were taken on a field safari at Yala National Park after which they were entertained at Yala Village and shown a slideshow on biodiversity benefiting 46 children and 4 members of the staff. The Nature Odyssey team at Walkers Tours conducted a snake awareness program at Sri Devananda school Nature Club with live specimens after which more than 15 specimens were released back to the wilds.

Annex 5

In addition, many of the John Keells Group companies engaged in community service activities, including the following:

- Bentota Beach Hotel completed renovation of water and sanitation facilities for the area car park and three wheeler park at a cost is 78,692/- benefiting 51 drivers registered under the Sri Lanka Freedom Tourist Drivers Association of Bentota.
- Ceylon Cold Stores has commenced developing Mangalagama in the Ampara District as a cashew planting village and is in discussion with the Uva Development Bank (UDB) to fund the cashew farmers. This will help increase the income of farmers since the processing is also proposed to be done in the village; also donated a water cart to T M J Bandara of Kalubowila (a differently abled person) as a means of self employment.
- Chaaya Citadel donated used linen and uniforms to the Chief Priest of the temple in Palmadulla for distribution among the needy.
- Cinnamon Grand donated linen (75 pillowcases, 208 baby napkins and15 bed sheets) to the Mother Theresa Children Orphanage in Moratuwa, Sri Lanka.
- Cinnamon Lodge provided training on table etiquette to police officers of Habarana, benefiting approximately 70 persons.
- Coral Gardens Hotel provided a sponsorship for International Disability Day organized by Saviya Development Foundation, Galle.
- John Keells Group donated items of furniture and linen to the Sri Lanka Army for the use of disabled soldiers. The donation was made to the Trincomalee Army Brigade 22 commanded by Major General Prasanna de Silva by Hotel Club Oceanic, Trincomalee. The furniture included tables, chairs, baggage racks and TV stands. The items of linen included bed sheets, pillow cases, blankets, towels and curtains.
- John Keells Office Automation donated 03 used computers to the Special Forces Training School, Maduru Oya, towards developing their infrastructure facilities.
- John Keells Social Responsibility Foundation continued with its project to donate used computers, being disposed of by companies of the group, which were in good usable condition. During 2009-10 the Foundation donated 18 such computers to deserving organisations and charities.
- Union Assurance continued with its ongoing project of installing police safety hoardings at busy intersections along the main roads of the country. Of particular significance was the unveiling of 20 hoardings in Wanni and along the A9 road. The hoardings are aimed at creating awareness among the public, giving directions to motorists, curtailing accidents and also minimizing crime. This public service project is ongoing from 2005.

Annex 6

DISASTER RELIEF AND PHILANTHROPIC INITIATIVES

The Foundation coordinated the following initiatives by way of disaster relief in 2009/10:

- John Keells Holdings PLC: 1723 cooking sets purchased with the voluntary contributions of employees of the John Keells Group aggregating to Rs. 2,559,674/06 were handed over to the Ministry of Resettlement and Disaster Relief Services for distribution among Internally Displaced Persons (IDPs) after resettlement.
- Cinnamon Grand: Consequent to a decision made by the Chefs' Guild of Sri Lanka, the hotel sent a team of 10 chefs to the IDP camp at Menik Farm for a period of 8 days, to train inmates on mass cooking as well as to cook 3 meals a day for 10,000 persons. With the help of donations by associates, the hotel was also able to fund 10,000 eggs and 400 kg of sprats for donation to the IDPs along with 10,000 plastic plates. This was done in association with the Chefs' Guild of Sri Lanka and the Saravodhaya Movement.
- Cinnamon Lakeside: The hotel hosted a group of 50 IDP children to a special dinner on 16th December 2009. In addition, the children enjoyed a visit by Santa Claus bearing gifts and were taken on a tour of the hotel. The event was part of a week long stay in Colombo organized for the children by the Four Square Church, Nugegoda covering various places of interest.
- John Keells Social Responsibility Foundation: A donation of Rs. 25,000/- to SUROL for the upliftment and rehabilitation of leprosy patients.
- John Keells Social Responsibility Foundation: A donation of USD 5000 to the Foundation for the Global Compact 2010 Campaign.
- John Keells PLC: A donation of Rs. 100,000/- to the Ceylon School for the Deaf and Blind.
- John Keells Office Automation: A donation of Rs. 50,000/- to The Sri Lanka Cancer Society.

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JOHN KEELLS HOLDINGS PLC

INTERIM REPORT - TWELVE MONTHS ENDED 31 MARCH 2010


John
Keells
Group

Interim financial statements

CONSOLIDATED BALANCE SHEET

As at 31 March	2010	2009 *Re-stated*
ASSETS		
Non-current assets		
Property, plant & equipment	29,988,664	29,965,422
Leasehold property	4,576,687	4,775,712
Investment property	2,334,475	2,329,015
Intangible assets	2,556,145	2,667,891
Investments in subsidiaries & joint ventures	5,115	5,115
Investments in associates	14,309,186	12,979,996
Other investments	8,415,216	8,751,603
Deferred tax assets	182,252	147,846
Other non-current assets	1,724,717	1,799,000
	64,092,457	63,421,600
Current assets		
Inventories	2,295,066	2,254,303
Investments held for sale	-	14,299
Trade & other receivables	9,933,777	9,027,653
Amounts due from related parties	22,889	22,129
Short term investments	19,300,956	15,347,437
Cash in hand & at bank	3,013,164	2,052,642
	34,565,852	28,718,463
Total assets	98,658,309	92,140,063
EQUITY & LIABILITIES		
Equity attributable to equity holders of the parent		
Stated capital	23,322,400	22,525,108
Capital reserves	7,573,612	7,436,723
Revenue reserves	18,936,259	15,544,625
	49,832,271	45,506,456
Minority interest	6,429,512	4,960,309
Total equity	56,261,783	50,466,765
Non-current liabilities		
Insurance provisions	12,945,576	11,025,614
Non-interest bearing borrowings	18,000	21,000
Interest bearing borrowings	10,539,450	14,739,141
Deferred tax liabilities	781,742	777,236
Employee benefit liabilities	1,041,395	956,917
Other deferred liabilities	4,655	5,167
Other non-current liabilities	216,401	274,576
	25,547,219	27,799,651
Current liabilities		
Trade & other payables	8,867,078	6,505,477
Amounts due to related parties	13,163	16,471
Income tax liabilities	454,292	514,362
Short term borrowings	150,000	90,000
Current portion of interest bearing borrowings	4,168,976	1,817,511
Dividend payable	619,455	-
Bank overdrafts	2,576,343	4,929,826
	16,849,307	13,873,647
Total equity & liabilities	98,658,309	92,140,063
	Rs.	Rs.
Net assets per share	80.44	73.46

Note : All values are in Rupees '000s, unless otherwise stated.
The figures relating to the fourth quarter are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007.



M.J.S. Rajakariar
Group Financial Controller

The Board of directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

21 May 2010

Interim financial statements

CONSOLIDATED INCOME STATEMENT

	Quarter ended 31 March			Twelve months ended 31 March		
	2010	2009 *Re-stated*	Change %	**2010**	2009 *Re-stated*	Change %
Revenue	**13,924,608**	9,900,117	41	**47,980,004**	41,022,520	17
Cost of sales	**(10,247,117)**	(6,847,311)	50	**(36,914,007)**	(31,211,564)	18
Gross profit	**3,677,491**	3,052,806	20	**11,065,997**	9,810,956	13
Dividend income	**12,503**	12,104	3	**43,951**	53,765	(18)
Other operating income	**1,797,522**	1,661,049	8	**5,020,745**	3,735,102	34
Distribution expenses	**(486,133)**	(378,051)	29	**(2,066,691)**	(1,587,806)	30
Administrative expenses	**(1,720,028)**	(1,429,008)	20	**(7,218,294)**	(6,050,237)	19
Other operating expenses	**(490,097)**	(472,855)	4	**(1,493,864)**	(1,382,180)	8
Finance expenses	**(254,174)**	(459,673)	(45)	**(1,370,156)**	(1,695,139)	(19)
Change in fair value of investment property	**-**	40,573	(100)	**-**	40,573	(100)
Share of results of associates	**632,983**	337,365	88	**2,555,867**	2,340,427	9
Profit on sale of non-current investments	**-**	-		**-**	1,025,779	(100)
Profit before tax	**3,170,067**	2,364,310	34	**6,537,555**	6,291,240	4
Tax expense	**(157,960)**	(135,202)	17	**(985,240)**	(1,326,590)	(26)
Profit for the period	**3,012,107**	2,229,108	35	**5,552,315**	4,964,650	12
Attributable to :						
Equity holders of the parent	**2,836,199**	2,122,411	34	**5,201,491**	4,732,304	10
Minority interest	**175,908**	106,697	65	**350,824**	232,346	51
	3,012,107	2,229,108	35	**5,552,315**	4,964,650	12
Earnings per share	**Rs.**	Rs.		**Rs.**	Rs.	
Basic	**4.59**	3.45		**8.45**	7.52	
Diluted	**4.56**	3.45		**8.38**	7.52	
Dividend per share	**1.00**	1.00		**3.00**	3.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The figures relating to the fourth quarter are subject to audit.

Interim financial statements

CONSOLIDATED CASH FLOW STATEMENT

For the twelve months ended 31 March	Note	2010	2009 *Re-stated*
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before working capital changes	A	3,648,586	3,748,409
(Increase) / decrease in inventories		(40,763)	1,276,007
(Increase) / decrease in receivables & prepayments		(775,277)	787,668
(Increase) / decrease in non-current assets		(85,051)	(110,067)
Increase / (decrease) in creditors & accruals		2,225,868	(1,952,124)
Increase / (decrease) in insurance provision		1,919,962	173,537
Cash generated from operations		6,893,325	3,923,430
Interest received		2,946,331	2,265,663
Finance expenses paid		(1,370,156)	(1,695,139)
Dividend received		2,399,690	1,090,588
Tax paid		(966,869)	(1,345,337)
Gratuity paid		(107,904)	(92,960)
Net cash flow from operating activities		9,794,417	4,146,245
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES			
Purchase and construction of property, plant & equipment		(1,781,594)	(1,994,606)
Addition to intangible assets		(70,986)	(23,140)
Addition to investment property		(5,460)	-
Acquisition of subsidiary		-	170,872
Acquisition of associates		(1,000,000)	-
Increase in interest in subsidiaries		(83,853)	(716,348)
Increase in interest in associates		(376,100)	(2,728,160)
Proceeds from sale of property, plant & equipment		184,702	88,647
Proceeds from sale of non-current investments		-	1,915,261
Proceeds from sale of rights in subsidiaries		750,975	-
Proceeds from sale of investments held for sale		84,632	-
Proceeds from insurance claim on property, plant & equipment		30,000	-
(Purchase) / disposal of other investments (net)		173,943	(684,696)
Grants received for investing activities		-	315
Net cash flow from / (used in) investing activities		(2,093,741)	(3,971,855)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES			
Proceeds from issue of shares		797,292	60,841
Re-purchase of ordinary shares		-	(2,295,000)
Proceeds from minority on issue of rights in subsidiaries		1,692,237	5,109
Direct cost on share issue		(33,674)	-
Dividend paid to equity holders of parent		(1,224,187)	(1,883,442)
Dividend paid to minority shareholders		(240,094)	(223,657)
Proceeds from long term borrowings		684,000	8,380,950
Repayment of long term borrowings		(2,371,809)	(1,428,046)
Proceeds from / (repayment of) short term borrowings (net)		60,000	(285,000)
Net cash flow from / (used in) financing activities		(636,235)	2,331,755
NET INCREASE IN CASH & CASH EQUIVALENTS		7,064,441	2,506,145
CASH & CASH EQUIVALENTS AT THE BEGINNING		12,499,048	9,158,290
CASH & CASH EQUIVALENTS AT THE END		19,563,489	11,664,435
ANALYSIS OF CASH & CASH EQUIVALENTS			
Favourable balances			
Short term investments		19,035,956	15,146,888
Exchange (gain) / loss included in short term investments		90,712	(605,269)
Cash in hand & at bank		3,013,164	2,052,642
Unfavourable balances			
Bank overdrafts		(2,576,343)	(4,929,826)
Total cash and cash equivalents as previously reported		19,563,489	11,664,435
Effect of exchange rate changes		-	28,795
Cash and cash equivalents restated		19,563,489	11,693,230

Note: *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The figures relating to the fourth quarter are subject to audit.

Interim financial statements

For the twelve months ended 31 March	**2010**	2009 *Re-stated*
A. Profit before working capital changes		
Profit before tax	**6,537,555**	6,291,240
Adjustments for:		
Interest income	**(2,946,331)**	(2,265,663)
Dividend income	**(43,951)**	(53,765)
Finance expenses	**1,370,156**	1,695,139
Change in fair value of investment property	**-**	(40,573)
Share of results of associates	**(2,555,867)**	(2,340,427)
Depreciation of property, plant & equipment	**1,736,853**	1,690,114
Derecognition / impairment losses on property, plant & equipment and investments	**20,955**	100,943
Profit on sale of property, plant & equipment	**(25,053)**	(37,590)
Profit on sale of non-current investements	**-**	(1,025,779)
Gain on sale of rights in subsidiaries	**(946,515)**	-
Profit on sale of investments held for sale	**(9,109)**	(38,192)
Profit on sale of other investments	**(105,667)**	-
Amortisation / depreciation of leasehold property and other non-current assets	**314,303**	292,764
Amortisation /impairment of intangible assets	**226,849**	14,819
Amortisation of other deferred liabilities	**(512)**	(2,258)
Gratuity provision and related costs	**191,695**	165,788
(Gain) / loss on foreign exchange (net)	**(41,681)**	75,138
Proceeds from insurance claim on property, plant & equipment	**(30,000)**	(42,676)
Write back of dealer deposits	**-**	(89,167)
Unrealised profits	**(4,981)**	(69)
Negative goodwill on acquisitions	**(40,113)**	(641,377)
	3,648,586	3,748,409

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of parent										
	Stated capital	Re valuation reserve	Exchange translation reserve	Other capital reserves	General reserves	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2008	**22,464,267**	**4,692,088**	**908,299**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,395,743**	**43,397,000**	**4,769,775**	**48,166,775**
Reversal of prior period adjustment - SAGT	-	-	-	-	-	-	-	(66,131)	(66,131)	-	(66,131)
As at 1 April 2008 (Re-stated)	**22,464,267**	**4,692,088**	**908,299**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,329,612**	**43,330,869**	**4,769,775**	**48,100,644**
Share options exercised	60,841	-	-	-	-	-	-	-	60,841	-	60,841
Re-purchase of ordinary shares	-	-	-	-	-	-	-	(2,295,000)	(2,295,000)	-	(2,295,000)
Currency translation differences	-	-	285,806	-	-	-	-	-	285,806	20,462	306,268
Net gain / (loss) recognised directly in equity											
Surplus on revaluation	-	100,653	-	-	-	-	-	-	100,653	(55,283)	45,370
Acquisitions, disposals and changes in holding	-	(8,460)	-	-	-	-	-	4,520	(3,940)	248,341	244,401
Associate company share of net assets	-	830,038	299,117	7,125	-	-	-	29,276	1,165,556	-	1,165,556
Write off / transfer	-	(96,583)	-	-	-	-	-	80,202	(16,381)	(2,485)	(18,866)
Profit for the year (Re-stated)	-	-	-		-	-	-	4,732,304	4,732,304	232,346	4,964,650
Final dividend paid - 2007/08	-	-	-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Interim dividend paid - 2008/09	-	-	-	-	-	-	-	(1,247,439)	(1,247,439)	-	(1,247,439)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	29,190	29,190	(252,847)	(223,657)
As at 31 March 2009 (Re-stated)	**22,525,108**	**5,517,736**	**1,493,222**	**425,765**	**3,870,775**	**1,572,188**	**75,000**	**10,026,662**	**45,506,456**	**4,960,309**	**50,466,765**
Share options exercised	797,292	-	-	-	-	-	-	-	797,292	-	797,292
Direct cost on share issue	-	-	-	-	-	-	-	(27,916)	(27,916)	(5,758)	(33,674)
Currency translation differences	-	-	(42,672)	-	-	-	-	-	(42,672)	(4,917)	(47,589)
Reserved during the period	-	-	-	-	30,000	-	-	(30,000)	-	-	-
Net gain / (loss) recognised directly in equity											
Surplus on revaluation	-	276,718	-	-	-	-	-	-	276,718	38,898	315,616
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(11)	(11)	1,356,009	1,355,998
Associate company share of net assets	-	-	(32,629)	2,600	-	-	-	(7,502)	(37,531)	-	(37,531)
Write off / transfer	-	(67,128)	-	-	-	-	-	45,508	(21,620)	(2,053)	(23,673)
Profit for the year	-	-	-	-	-	-	-	5,201,491	5,201,491	350,824	5,552,315
Final dividend paid - 2008/09	-	-	-	-	-	-	-	(611,353)	(611,353)	-	(611,353)
Interim dividend - 2009/10	-	-	-	-		-	-	(1,232,289)	(1,232,289)	-	(1,232,289)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	23,706	23,706	(263,800)	(240,094)
As at 31 March 2010	**23,322,400**	**5,727,326**	**1,417,921**	**428,365**	**3,900,775**	**1,572,188**	**75,000**	**13,388,296**	**49,832,271**	**6,429,512**	**56,261,783**

Note: All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The figures relating to the fourth quarter are subject to audit.

Interim financial statements

COMPANY BALANCE SHEET

As at 31 March	2010	2009
ASSETS		
Non-current assets		
Property, plant & equipment	111,615	227,877
Investment property	899,000	899,000
Intangible assets	37,450	-
Investments in subsidiaries & joint ventures	21,772,182	19,693,717
Investments in associates	9,110,819	7,959,247
Other investments	79,507	814,112
Other non-current assets	60,079	84,740
	32,070,652	29,678,693
Current assets		
Inventories	778	810
Investments held for sale	-	3,900
Trade & other receivables	848,223	777,843
Amounts due from related parties	532,884	200,560
Short term investments	10,177,965	11,431,363
Cash in hand & at bank	82,154	16,748
	11,642,004	12,431,224
Total assets	43,712,656	42,109,917
EQUITY & LIABILITIES		
Stated capital	23,322,400	22,525,108
Revenue reserves	9,345,064	6,527,647
Total equity	32,667,464	29,052,755
Non-current liabilities		
Interest bearing borrowings	6,840,000	10,482,593
Employee benefit liabilities	92,630	92,358
	6,932,630	10,574,951
Current liabilities		
Trade & other payables	343,426	393,311
Amounts due to related parties	3,001	5,619
Current portion of interest bearing borrowings	3,135,493	777,650
Dividend payable	619,455	-
Bank overdrafts	11,187	1,305,631
	4,112,562	2,482,211
Total equity & liabilities	43,712,656	42,109,917
	Rs.	Rs.
Net assets per share	52.73	46.90

Note : All values are in Rupees '000s, unless otherwise stated.
The figures relating to the fourth quarter are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007.



M.J.S. Rajakariar
Group Financial Controller

The Board of directors is responsible for the preparation and presentation of these financial statements.



S. C. Ratnayake
Chairman



J. R. F. Peiris
Group Finance Director

21 May 2010

Interim financial statements

COMPANY INCOME STATEMENT

	Quarter ended 31 March			Twelve months ended 31 March		
	2010	2009	Change %	**2010**	2009	Change %
Revenue	**143,864**	145,230	(1)	**544,193**	587,312	(7)
Cost of sales	**(55,567)**	(37,266)	49	**(230,156)**	(222,356)	4
Gross profit	**88,297**	107,964	(18)	**314,037**	364,956	(14)
Dividend income	**935,653**	31,004	2,918	**3,573,576**	2,482,685	44
Other operating income	**1,114,322**	539,832	106	**2,205,081**	1,910,671	15
Administrative expenses	**(149,428)**	(120,075)	24	**(654,211)**	(661,411)	(1)
Other operating expenses	**(9,086)**	(11,411)	(20)	**(44,187)**	(40,232)	10
Finance expenses	**(127,564)**	(237,829)	(46)	**(716,629)**	(913,009)	(22)
Change in fair value of investment property				**-**	66,842	(100)
Profit on sale of non-current investments	**-**	-		**-**	1,209,803	(100)
Profit before tax	**1,852,194**	309,485	498	**4,677,667**	4,420,305	6
Tax expense	**(16,608)**	29,860	(156)	**(16,608)**	(57,033)	(71)
Profit for the period	**1,835,586**	339,345	441	**4,661,059**	4,363,272	7

	Rs.	Rs.	**Rs.**	Rs.
Dividend per share	**1.00**	1.00	**3.00**	3.00

Note: All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The figures relating to the fourth quarter are subject to audit.

Interim financial statements

COMPANY CASH FLOW STATEMENT

For the twelve months ended 31 March	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	4,677,667	4,420,305
Adjustments for:		
Finance expenses	716,629	913,009
Change in fair value of investment property	-	(66,842)
Depreciation of property, plant & equipment	102,742	116,498
Impairment losses on investment	3,018	60,263
Profit on sale of property, plant and equipment	(101)	(3,820)
Profit on sale of non-current investments	-	(1,209,803)
Gain on sale of rights in subsidiaries	(750,975)	-
Profit on sale of investment held for sale	(19,508)	(37,037)
Profit on sale of other investments	(102,536)	-
Amortisation of intangible assets	5,719	-
Gratuity provision and related costs	19,714	15,175
(Gain)/loss on foreign exchange	(12,885)	(19,914)
Operating profit before working capital changes	4,639,484	4,187,834
(Increase)/decrease in inventories	32	14
(Increase)/decrease in receivables & prepayments	(531,046)	(429,054)
(Increase)/decrease in other non-current assets	24,660	(19,052)
Increase/(decrease) in creditors & accruals	(50,284)	73,253
Cash generated from operations	4,082,846	3,812,995
Finance expenses paid	(716,629)	(913,009)
Tax paid	(62,238)	(56,075)
Gratuity paid	(19,442)	(3,147)
Net cash flow from operating activities	3,284,537	2,840,764
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	(5,216)	(62,937)
Addition to intangible assets	(30,603)	-
Acquisition of associate	(900,000)	-
Increase in interest in subsidiaries	(2,124,946)	(2,020,901)
Increase in interest in associates	(251,572)	(2,728,161)
Proceeds from sale of property, plant & equipment	6,270	11,811
Proceeds from sale of non-current investments	46,483	1,915,261
Proceeds from sale of rights in subsidiaries	750,975	-
Proceeds from sale of investment held for sale	72,404	-
(Purchase)/disposal of other investments (net)	947,727	(731,587)
Net cash flow from/(used in) investing activities	(1,488,478)	(3,616,514)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	797,292	60,841
Re-purchase of ordinary shares	-	(2,295,000)
Dividend paid to equity holders of parent	(1,224,187)	(1,883,442)
Proceeds from long term borrowings	-	8,070,950
Repayment of long term borrowings	(1,172,000)	(300,000)
Net cash flow from/(used in) financing activities	(1,598,895)	3,653,349
NET INCREASE IN CASH & CASH EQUIVALENTS	197,164	2,877,599
CASH & CASH EQUIVALENTS AT THE BEGINNING	10,142,480	6,659,612
CASH & CASH EQUIVALENTS AT THE END	10,339,644	9,537,211
ANALYSIS OF CASH & CASH EQUIVALENTS		
Favourable balances		
Short term investments	10,177,965	11,431,363
Exchange (gain)/loss included in short term investments	90,712	(605,269)
Cash in hand & at bank	82,154	16,748
Unfavourable balances		
Bank overdrafts	(11,187)	(1,305,631)
	10,339,644	9,537,211

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The figures relating to the fourth quarter are subject to audit.

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2008	**22,464,267**	**2,600,000**	**1,519,322**	**75,000**	**2,148,495**	**28,807,084**
Share options exercised	60,841	-	-	-	-	60,841
Re-purchase of ordinary shares	-	-	-	-	(2,295,000)	(2,295,000)
Profit for the year	-	-	-	-	4,363,272	4,363,272
Final dividend paid - 2007/08	-	-	-	-	(636,003)	(636,003)
Interim dividend paid - 2008/09	-	-	-	-	(1,247,439)	(1,247,439)
As at 31 March 2009	**22,525,108**	**2,600,000**	**1,519,322**	**75,000**	**2,333,325**	**29,052,755**
Share options exercised	797,292	-	-	-	-	797,292
Profit for the year	-	-	-	-	4,661,059	4,661,059
Final dividend paid - 2008/09	-	-	-	-	(611,353)	(611,353)
Interim dividend - 2009/10	-	-	-	-	(1,232,289)	(1,232,289)
As at 31 March 2010	**23,322,400**	**2,600,000**	**1,519,322**	**75,000**	**5,150,742**	**32,667,464**

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The figures relating to the fourth quarter are subject to audit.

SEGMENT INFORMATION

For the quarter ended 31 March	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Group Total	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Total revenue	2,776,719	1,622,814	4,445,732	3,255,435	830,172	488,981	4,122,393	3,671,569	1,432,974	433,579	392,738	425,228	803,462	576,724	14,804,190	10,474,330
Intra segment revenue	-	-	(437,196)	(213,307)	(432)	(684)	(78,541)	(52,838)	(62)	-	(1,613)	(1,625)	(20,193)	(17,813)	(538,037)	(286,267)
Segment revenue	2,776,719	1,622,814	4,008,536	3,042,128	829,740	488,297	4,043,852	3,618,731	1,432,912	433,579	391,125	423,603	783,269	558,911	14,266,153	10,188,063
Inter segment revenue	(72,616)	(64,383)	(7,519)	(3,778)	(64,580)	(49,710)	(23,217)	(13,083)	(15,121)	(888)	(40,086)	(36,160)	(118,406)	(119,944)	(341,545)	(287,946)
Revenue	2,704,103	1,558,431	4,001,017	3,038,350	765,160	438,587	4,020,635	3,605,648	1,417,791	432,691	351,039	387,443	664,863	438,967	13,924,608	9,900,117
Segment results	60,992	64,836	941,920	759,947	202,055	233,386	123,110	156,565	135,706	(81,612)	31,835	11,773	125,498	50,615	1,621,116	1,195,510
Eliminations	8,150	25,665	11,166	(18,927)	2,960	(110,483)	20,989	(1,355)	60	124,594	8,961	4,783	1,117,856	1,226,258	1,170,142	1,250,535
Finance expenses	(4,260)	(7,886)	(100,516)	(157,560)	(713)	5,420	(24,104)	(51,124)	4,973	(1)	(116)	(2,698)	(129,438)	(245,824)	(254,174)	(459,673)
Change in fair value of investment properties	-	-	-	9,261	-	31,312	-	-	-	-	-	-	-	-	-	40,573
Share of results of associates	639,162	393,507	-	-	-	-	-	-	(7,866)	34,400	3,579	(90,542)	(1,892)	-	632,983	337,365
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit / (loss) before tax	704,044	476,122	852,570	592,721	204,302	159,635	119,995	104,086	132,873	77,381	44,259	(76,684)	1,112,024	1,031,049	3,170,067	2,364,310
Tax expense	(15,012)	8,273	(17,173)	(29,283)	(2,866)	(13,612)	(6,502)	(61,696)	(51,388)	(11,556)	30,277	(18,282)	(95,296)	(9,046)	(157,960)	(135,202)
Profit / (loss) for the period	689,032	484,395	835,397	563,438	201,436	146,023	113,493	42,390	81,485	65,825	74,536	(94,966)	1,016,728	1,022,003	3,012,107	2,229,108
Attributable to:																
Equity holders of the parent	686,855	476,501	770,833	520,502	170,250	123,669	69,494	36,454	71,198	58,731	74,536	(94,966)	993,033	1,001,520	2,836,199	2,122,411
Minority interest	2,177	7,894	64,564	42,936	31,186	22,354	43,999	5,936	10,287	7,094	-	-	23,695	20,483	175,908	106,697
	689,032	484,395	835,397	563,438	201,436	146,023	113,493	42,390	81,485	65,825	74,536	(94,966)	1,016,728	1,022,003	3,012,107	2,229,108
Purchase and construction of property, plant & equipment	9,720	55,585	303,667	212,573	-	4,654	129,430	226,926	17,295	3,030	3,194	10,861	22,039	9,747	485,345	523,376
Purchase and construction of Intangible Assets	-	-	-	-	-	-	-	-	-	-	31,379	-	30,603	-	61,982	-
Depreciation of property, plant & equipment	19,671	15,187	225,855	271,469	2,405	3,268	97,326	96,794	19,359	7,716	9,615	10,448	44,553	51,832	418,784	456,714
Amortisation of intangible assets	14,279	-	-	-	-	-	-	-	46,854	-	-	-	5,719	-	66,852	-
Amortisation / depreciation of leasehold property and other non-current assets	-	-	37,133	29,769	-	-	92,193	117,186	-	-	-	-	345	345	129,671	147,300
Gratuity provision and related costs	584	3,858	19,273	32,639	2,580	387	4,019	724	12,620	991	1,799	2,916	23,208	(2,390)	64,083	39,125
Impairment losses / reversal of impairment losses	-	53,021	(10,727)	(12,667)	-	-	4,777	-	-	-	-	-	3,111	19	(2,839)	40,373
Amortisation of other defered liabilities	-	-	81	81	-	-	-	-	-	-	-	-	46	547	127	628

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, information such as finance expenses, tax expenses has been allocated to segments for better presentation.
The figures relating to the fourth quarter are subject to audit.

SEGMENT INFORMATION

For the twelve months ended 31 March	Transportation 2010	Transportation 2009	Leisure 2010	Leisure 2009	Property 2010	Property 2009	Consumer Foods & Retail 2010	Consumer Foods & Retail 2009	Financial Services 2010	Financial Services 2009	Information Technology 2010	Information Technology 2009	Others 2010	Others 2009	Group Total 2010	Group Total 2009
Total revenue	9,785,408	11,716,649	12,538,512	10,295,476	1,821,471	1,777,147	16,317,605	14,482,803	5,332,286	501,144	1,599,301	1,771,418	3,347,616	2,636,937	50,742,199	43,181,574
Intra segment revenue	-	-	(1,019,751)	(615,641)	(1,726)	(2,736)	(395,521)	(310,736)	(177)	-	(6,558)	(6,538)	(77,244)	(50,678)	(1,500,977)	(986,329)
Segment revenue	9,785,408	11,716,649	11,518,761	9,679,835	1,819,745	1,774,411	15,922,084	14,172,067	5,332,109	501,144	1,592,743	1,764,880	3,270,372	2,586,259	49,241,222	42,195,245
Inter segment revenue	(290,756)	(273,835)	(19,029)	(17,487)	(199,715)	(196,082)	(78,597)	(41,863)	(69,858)	(1,827)	(153,712)	(159,345)	(449,551)	(482,286)	(1,261,218)	(1,172,725)
Revenue	9,494,652	11,442,814	11,499,732	9,662,348	1,620,030	1,578,329	15,843,487	14,130,204	5,262,251	499,317	1,439,031	1,605,535	2,820,821	2,103,973	47,980,004	41,022,520
Segment results	175,495	291,935	1,441,887	601,645	365,909	556,017	403,124	492,468	431,667	(104,589)	11,823	(2,833)	114,507	(81,106)	2,944,412	1,753,537
Eliminations	57,444	99,496	43,322	12,964	22,492	(54,870)	16,563	1,188	3,587	142,273	17,718	12,578	2,246,306	2,612,434	2,407,432	2,826,063
Finance expenses	(25,442)	(53,016)	(473,854)	(490,496)	(10,162)	2,976	(131,667)	(215,319)	20,180	(23)	(2,417)	(3,569)	(746,794)	(935,692)	(1,370,156)	(1,695,139)
Change in fair value of investment properties	-	-	-	9,261	-	31,312	-	-	-	-	-	-	-	-	-	40,573
Share of results of associates	2,158,359	1,949,033	-	-	-	-	-	-	412,908	448,238	(13,508)	(127,608)	(1,892)	70,764	2,555,867	2,340,427
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	-	1,025,779	-	1,025,779
Profit / (loss) before tax	2,365,856	2,287,448	1,011,355	133,374	378,239	535,435	288,020	278,337	868,342	485,899	13,616	(121,432)	1,612,127	2,692,179	6,537,555	6,291,240
Tax expense	(83,574)	(629,848)	(37,910)	(5,318)	(36,315)	(49,044)	(200,339)	(157,314)	(338,638)	(146,726)	4,024	(45,735)	(292,488)	(292,605)	(985,240)	(1,326,590)
Profit / (loss) for the period	2,282,282	1,657,600	973,445	128,056	341,924	486,391	87,681	121,023	529,704	339,173	17,640	(167,167)	1,319,639	2,399,574	5,552,315	4,964,650
Attributable to:																
Equity holders of the parent	2,258,818	1,625,962	893,047	123,186	292,109	410,381	45,806	83,581	477,602	332,833	17,640	(167,167)	1,216,469	2,323,528	5,201,491	4,732,304
Minority interest	23,464	31,638	80,398	4,870	49,815	76,010	41,875	37,442	52,102	6,340	-	-	103,170	76,046	350,824	232,346
	2,282,282	1,657,600	973,445	128,056	341,924	486,391	87,681	121,023	529,704	339,173	17,640	(167,167)	1,319,639	2,399,574	5,552,315	4,964,650
Purchase and construction of property, plant & equipment	53,305	103,145	1,298,364	1,212,869	5,763	11,944	269,712	478,513	79,815	3,942	13,216	64,310	61,419	119,883	1,781,594	1,994,606
Purchase and construction of Intangible Assets	-	-	-	-	-	-	-	-	-	-	40,383	23,140	30,603	-	70,986	23,140
Depreciation of property, plant & equipment	107,188	96,017	911,601	961,001	10,559	10,451	380,870	362,607	87,753	9,351	47,401	46,269	191,481	204,418	1,736,853	1,690,114
Amortisation of intangible assets	14,279	-	-	-	-	-	-	-	187,416	-	5,345	14,819	5,719	-	212,759	14,819
Amortisation / depreciation of leasehold property and other non-current assets	-	-	149,495	111,546	-	-	163,427	179,837	-	-	-	-	1,381	1,381	314,303	292,764
Gratuity provision and related costs	6,837	16,309	51,188	58,309	3,914	1,548	51,818	47,558	26,635	2,854	14,096	14,169	37,207	25,041	191,695	165,788
Impairment losses / reversal of impairment losses	-	53,021	13,067	35,922	-	-	4,777	-	-	-	-	-	3,111	12,000	20,955	100,943
Amortisation of other deferred liabilities	-	-	325	325	-	-	-	-	-	-	-	-	187	1,933	512	2,258

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, information such as finance expenses, tax expenses has been allocated to segments for better presentation.
The figures relating to the fourth quarter are subject to audit.

Interim financial statements

NOTES TO THE FINANCIAL STATEMENTS

For the twelve months ended 31st March

1 Market price per share

Quarter ended 31 March	2010 Rs.	2009 Rs.
Highest	189.75	74.50
Lowest	162.00	48.25
Last traded	184.00	62.75

2 The interim financial statements of the group and of the company have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2009, other than policy on software which was adopted during this financial year, and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3 The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year

4 Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 31 March 2010.

5 Stated capital is represented by number of shares in issue as given below:

As at	31-3-2010	31-12-2009	31-3-2009
Ordinary shares	618,489,896	612,366,832	610,359,590
Global depository receipts	983,736	983,736	993,406

6 The percentage of shares held by the public as at 31 March 2010 was 73.39% (31 December 2009 – 84.51%).

7 The number of shares held by the Board of directors are as follows:

As at	31-3-2010	31-12-2009
S C Ratnayake – Chairman / CEO	3,403,909	3,227,747
A D Gunewardene	3,903,830	3,527,668
J R F Peiris	415,790	189,628
E F G Amerasinghe	4,136	4,136
T Das	Nil	Nil
S Enderby	Nil	Nil
P D Rodrigo	Nil	Nil
S S Tiruchelvam	Nil	Nil

Interim financial statements

8 Twenty largest shareholders of the company are as follows:

	As at	31-3-2010 Number of shares	%	31-12-2009 Number of shares	%
1	Mr S E Captain	92,186,290	14.9	88,059,890	14.4
2	Janus Overseas Fund	64,902,100	10.5	41,275,255	6.7
3	The Emerging Markets South Asian Fund	19,595,358	3.2	21,661,758	3.5
4	Deutsche Bank AG – London	16,331,000	2.6	15,285,100	2.5
5	Sri Lanka Insurance Corporation Ltd-General Fund	15,800,000	2.6	15,800,000	2.6
6	Estate of A A N De Fonseka	14,964,269	2.4	14,964,269	2.4
7	Aberdeen Global Asia Pacific Equity Fund	14,885,803	2.4	14,885,803	2.4
8	Arisaig India Fund Limited	14,431,575	2.3	14,431,575	2.4
9	Janus Aspen Series Overseas Portfolio Fund	13,727,500	2.2	9,025,904	1.5
10	Sri Lanka Insurance Corporation Ltd-Life Fund	13,716,085	2.2	15,062,085	2.5
11	Paints & General Industries Limited	13,467,521	2.2	10,713,521	1.7
12	Genesis Smaller Companies	12,545,966	2.0	14,709,666	2.4
13	Rubber Investment Trust Limited A/C no.1	10,927,178	1.8	10,763,178	1.8
14	Employees Provident Fund	10,365,548	1.7	3,676,548	0.6
15	RBC Dexia Investor Services Trust S/A Edinburgh Dragon Trust PLC	7,452,498	1.2	6,202,498	1.0
16	Mr K Balendra	7,440,457	1.2	7,440,457	1.2
17	Ms L A Captain	7,433,789	1.2	7,373,789	1.2
18	Aberdeen Global-Asian Smaller Companies Fund	7,102,113	1.1	6,502,113	1.1
19	Aberdeen Asia Pacific Fund	6,805,672	1.1	6,805,672	1.1
20	Batterymarch Global Emerging Market Fund	6,730,800	1.1	6,730,800	1.1

9 In April 2009, the company infused equity of Rs.40 million in John Keells Logistics Lanka (Pvt) Ltd.

10 In May 2009, the company paid out Rs.70 million in conclusion of the mandatory offer to the remaining shareholders of Union Assurance PLC.

11 A final dividend of Rs.1.00 per share for the financial year ended 31 March 2009 was paid on 10 June 2009.

12 A first interim dividend of Rs.1.00 per share for the financial year ending 31 March 2010 was declared on 10 November 2009 and was paid on 30 November 2009.

13 On 16 December 2009, John Keells Holdings PLC (JKH) acquired 24.6% of the share capital of Central Hospital (Private) Limited (CHL) for a consideration of Rs.900 million and consolidated it as an associate from that date.

14 In March 2010, JKH divested 150 million of its rights in John Keells Hotels PLC (KHL). The proceeds from the transaction was Rs.751 million. The company subscribed for the entirety of its remaining rights amounting to 187 million shares in KHL and further subscribed to additional rights of 7 million shares for a total value of Rs.1.95 billion. Following the subscription of these rights, JKH now owns 82.9% of KHL.

15 In March 2010, JKH exercised its rights to convert the warrants held in Nations Trust Bank PLC (NTB) upon its expiration. 8,385,733 share warrants were exercised for a total consideration of Rs.252 million.

Interim financial statements

16 There has been a difference of opinion between South Asia Gateway Terminals (Private) Limited (SAGT) and the Board of Investment of Sri Lanka (BOI) on the interpretation of the BOI agreement signed between the two parties. The issue has since been referred by the BOI to the Controller of Exchange to this effect. Arising from this difference of opinion, the Department of Inland Revenue has raised a tax assessment on SAGT for 2007/2008. The management and its tax consultants are of the opinion that SAGT has fully complied with the BOI agreement and hence the benefits under the BOI agreement have not been prejudiced in any manner. Accordingly, the management and its tax consultants are of the opinion that the assessment by the Department of Inland Revenue is ultra vires, with no basis in law or fact and should therefore be withdrawn. A formal appeal has been lodged.

17 A second interim dividend of Rs.1.00 per share for the financial year ending 31 March 2010 was declared on 16 March 2009 and was paid on 7 April 2010.

18 There has been no significant change in the nature of the contingent liabilities, which were disclosed in the interim report for the nine months ended 31 December 2009.

19 The Board of directors of the company has declared a final dividend of Rs.1.00 per share for the financial year ended 31 March 2010. As required by section 56 (2) of the Companies Act No 7 of 2007, the Board of directors has confirmed that the company satisfies the solvency test in accordance with section 57 of the Companies Act No 7 of 2007, and has obtained a certificate from the auditors, prior to declaring a final dividend which is to be paid on 10 June 2010.

In accordance with the Sri Lanka Accounting Standard 12 (revised 2005), Events after the balance sheet date, the final dividend has not been recognised as a liability in the financial statements as at 31 March 2010.

20 All values included in these financial statements are in Rs.'000s unless otherwise stated.

CORPORATE INFORMATION

Name of company
John Keells Holdings PLC

Legal form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Company registration No.
PQ 14

Directors
S C Ratnayake - Chairman
A D Gunewardene - Deputy Chairman
J R F Peiris
E F G Amerasinghe
T Das
S Enderby
P D Rodrigo
S S Tiruchelvam

Senior Independent Director
E F G Amerasinghe

Audit Committee
P D Rodrigo - Chairman
E F G Amerasinghe
S Enderby
S S Tiruchelvam

Remuneration Committee
E F G Amerasinghe - Chairman
P D Rodrigo
S S Tiruchelvam

Nominations Committee
T Das - Chairman
S Enderby
S C Ratnayake
S S Tiruchelvam

Bankers
Bank of Ceylon
Citibank NA
Commercial Bank
Deutsche Bank AG
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
Pan Asia Banking Corporation
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
Citibank NA
New York

Registered office of the company
130 Glennie Street
Colombo 2
Sri Lanka

Contact details
P.O.Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Internet : www.keells.com
Email : jkh@keells.com

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6245
Facsimile : +(94) 11 243 9037

Investor Relations
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6167
+(94) 11 230 6000
Facsimile : +(94) 11 230 6160
Internet : www.keells.com
Email : investor.relations@keells.com

Contact for media
Corporate Communications Division
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6191
Facsimile : +(94) 11 471 7706

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Interim financial statements

NOTES



www.keells.com